Itaú Corpbanca and subsidiaries

Consolidated Financial Statements

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ITAÚ CORPBANCA AND SUBSIDIARIES

Consolidated Financial Statements

$	=	Amounts expressed in Chilean pesos
MM$	=	Amounts expressed in millions of Chilean pesos
US$	=	Amounts expressed in US dollars
MUS$	=	Amounts expressed in thousands of US dollars
MMUS$	=	Amounts expressed in millions of US dollars
COP$	=	Amounts expressed in Colombian pesos
MMCOP$	=	Amounts expressed in millions of Colombian pesos
UF	=	Amounts expressed in Unidades de Fomento (a Chilean inflation-indexed, peso-denominated monetary unit that is set daily based on changes in the Chilean Consumer Price Index)

Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2020	1

ITAÚ CORPBANCA AND SUBSIDIARIES

Consolidated Statements of Financial Position

(In millions of Chilean pesos - MCh$)

		As of December 31,	As of December 31,
	Notes	2020	2019
		MCh$	MCh$
ASSETS
Cash and deposits in banks	5	3,089,072	1,009,681
Cash items in process of collection	5	173,192	231,305
Trading investments	6	580,369	181,402
Investments under resale agreements	7	105,580	75,975
Financial derivative contracts	8	3,982,803	3,154,957
Interbank loans, net	9	7,115	56,205
Loans and accounts receivable from customers, net	10	21,685,269	22,373,638
Available for sale investments	11	3,964,720	3,593,204
Held to maturity investments	11	111,643	115,682
Investments in companies	12	11,983	14,938
Intangibles	13	718,683	1,617,745
Fixed assets	14	56,020	57,962
Right of use asset under lease agreements	15	170,603	204,559
Current taxes	16	64,699	85,516
Deferred taxes	16	314,112	184,167
Other assets	17	602,769	783,447
TOTAL ASSETS		35,638,632	33,740,383
LIABILITIES
Deposits and other demand liabilities	18	6,197,406	4,873,448
Cash in process of being cleared	5	154,232	164,573
Obligations under repurchase agreements	7	638,851	559,457
Time deposits and other time liabilities	18	11,433,064	11,620,187
Financial derivative contracts	8	3,673,591	2,938,034
Interbank borrowings	19	3,798,978	2,646,756
Debt instruments issued	20	6,204,856	6,408,356
Other financial liabilities	20	13,123	12,966
Lease contracts liabilities	15	151,885	172,924
Current taxes	16	1,766	13
Deferred taxes	16	237	263
Provisions	21	282,283	194,107
Other liabilities	22	700,034	708,914
TOTAL LIABILITIES		33,250,306	30,299,998
EQUITY
Attributable to equity holders of the Bank
Capital	24	1,862,826	1,862,826
Reserves	24	1,195,849	1,195,849
Valuation accounts	24	25,873	42,140
Retained earnings:		(769,137)	245,287
Retained earnings from prior years	24	156,342	156,342
Net income (loss) for the year	24	(925,479)	127,065
Less: Provision for mandatory dividends	24	—	(38,120)
Total equity attributable to equity holders of the Bank		2,315,411	3,346,102
Non-controlling interest	24	72,915	94,283
TOTAL EQUITY		2,388,326	3,440,385
TOTAL LIABILITIES AND EQUITY		35,638,632	33,740,383

The explanatory notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2020	2

ITAÚ CORPBANCA AND SUBSIDIARIES

Consolidated Statements of Income

((In millions of Chilean pesos - MCh$)

		For the years ended
	Notes	December 31,
		2020	2019
		MCh$	MCh$
Interest income	25	1,519,401	1,719,940
Interest expense	25	(683,237)	(873,222)
Net interest income		836,164	846,718
Fee and commission income	26	204,378	244,196
Fee and commission expense	26	(63,379)	(69,792)
Net fee and commission income		140,999	174,404
Net income (expense) from financial operations	27	109,838	141,434
Net foreign exchange income (loss)	28	(74,464)	27,626
Other operating income	33	65,896	45,902
Net operating profit before provision for loan losses		1,078,433	1,236,084
Provision for loan losses	29	(528,459)	(322,693)
NET OPERATING PROFIT		549,974	913,391
Personnel salaries and expenses	30	(292,191)	(298,209)
Administrative expenses	31	(257,753)	(248,881)
Depreciation and amortization	32	(126,444)	(127,166)
Impairment	32	(857,990)	(728)
Other operating expenses	33	(93,536)	(65,991)
TOTAL OPERATING EXPENSES		(1,627,914)	(740,975)
OPERATING INCOME (LOSS)		(1,077,940)	172,416
Income (loss) from investments in companies	12	(1,339)	6,832
Operating income (loss) before income taxes		(1,079,279)	179,248
Income taxes	16	140,662	(46,784)
CONSOLIDATED INCOME (LOSS) FOR THE YEAR		(938,617)	132,464
Attributable to:
Equity holders of the Bank	24	(925,479)	127,065
Non-controlling interest	24	(13,138)	5,399
Earnings (losses) per share attributable to equity holders of the Bank (in Chilean pesos)
Basic earnings (losses) per share	24	(1.806)	0.248
Diluted earnings (losses) per share	24	(1.806)	0.248

The explanatory notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2020	3

ITAÚ CORPBANCA AND SUBSIDIARIES

Consolidated Statements of Other Comprehensive Income

(In millions of Chilean pesos - MCh$)

		For the years ended
	Notes	December 31,
		2020	2019
		MCh$	MCh$
CONSOLIDATED INCOME (LOSS) FOR THE YEAR	24	(938,617)	132,464
OTHER COMPREHENSIVE INCOME (LOSS) WHICH MAY BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS
Available for sale investments	24	(9,092)	19,508
Exchange differences on investment in Colombia and New York branch	24	(69,699)	72,324
Gain from net investments in foreign operations hedge	24	80,722	(46,786)
Gain (loss) from cash flows hedge	24	(5,682)	(6,792)
Other comprehensive income (loss) before income taxes		(3,751)	38,254
Income taxes related to available for sale investments	24	1,778	(5,333)
Income taxes related to net investment in foreign operations hedge	24	(21,795)	14,373
Income taxes related to cash flows hedge	24	(707)	(162)
Income taxes on other comprehensive income		(20,724)	8,878
Other comprehensive income (loss) which may be reclassified subsequently to profit or loss, net of income taxes		(24,475)	47,132

OTHER COMPREHENSIVE INCOME (LOSS) WHICH MAY NOT BE RECLASSIFIED SUBSEQUENTLY TO PROFIT OR LOSS
Defined benefits obligations	24	(3)	(4,432)
Income taxes related to defined benefits obligations	24	(19)	1,542
Other comprehensive income (loss) which may not be reclassified subsequently to profit or loss, net of income taxes		(22)	(2,890)

TOTAL OTHER COMPREHENSIVE INCOME (LOSS) FOR THE YEAR	24	(24,497)	44,242

CONSOLIDATED COMPREHENSIVE INCOME (LOSS) FOR THE YEAR	24	(963,114)	176,706
Attributable to:
Equity holders of the Bank	24	(941,746)	153,973
Non-controlling interest	24	(21,368)	22,733

The explanatory notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries– Consolidated Financial Statements– December 31, 2020	4

ITAÚ CORPBANCA AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

(In millions of Chilean pesos - MCh$)

				Reserves				Retained earning
							Retained	Income for	Provision	Total attributable
				Reserves	Other non-		earnings	the year/	for	to equity	Non-
		Number of		from	earnings	Valuation	from	loss for	mandatory	holders of	controlling	Total
	Note	shares	Capital	earnings	reserves	accounts	prior years	the year	dividends	the Bank	interest	equity
		Millions	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity as of December 31, 2018		512,407	1,862,826	451,011	839,120	15,232	35,909	172,047	(51,614)	3,324,531	223,081	3,547,612
Transfer of income from previous year	24.b	—	—	—	—	—	172,047	(172,047)	—	—	—	—
Equity as of January 1, 2019		512,407	1,862,826	451,011	839,120	15,232	207,956	—	(51,614)	3,324,531	223,081	3,547,612
Dividends paid		—	—	—	—	—	(51,614)	—	51,614	—	—	—
Provision for mandatory dividends		—	—	—	—	—	—	—	(38,120)	(38,120)	—	(38,120)
Comprehensive income for the year		—	—	—	—	26,908	—	127,065	—	153,973	22,733	176,706
Increase participation in Colombia		—	—	—	(94,282)	—	—	—	—	(94,282)	(151,531)	(245,813)
Equity as of December 31, 2019		512,407	1,862,826	451,011	744,838	42,140	156,342	127,065	(38,120)	3,346,102	94,283	3,440,385

Equity as of December 31, 2019		512,407	1,862,826	451,011	744,838	42,140	156,342	127,065	(38,120)	3,346,102	94,283	3,440,385
Transfer of income from previous year	24.b	—	—	—	—	—	127,065	(127,065)	—	—	—	—
Equity as of January 1, 2020		512,407	1,862,826	451,011	744,838	42,140	283,407	—	(38,120)	3,346,102	94,283	3,440,385
Dividends paid		—	—	—	—	—	(127,065)	—	38,120	(88,945)	—	(88,945)
Comprehensive income for the year		—	—	—	—	(16,267)	—	(925,479)	—	(941,746)	(21,368)	(963,114)
Equity as of December 31, 2020		512,407	1,862,826	451,011	744,838	25,873	156,342	(925,479)	—	2,315,411	72,915	2,388,326

The explanatory notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	5

ITAÚ CORPBANCA AND SUBSIDIARIES

Consolidated Statements of Cash Flows

(In millions of Chilean pesos - MCh$)

		For the years ended
		December 31,
	Notes	2020	2019
		MCh$	MCh$
CASH FLOWS FROM OPERATING ACTIVITIES:
Operating income (loss) before income taxes		(1,079,279)	179,248
Debits (credits) to income that do not represent cash flows:
Depreciation and amortization	32	126,444	127,166
Impairment	32	857,990	728
Provisions for loans and accounts receivable from customers and interbank loans	29	589,307	381,358
Provisions and write-offs of assets received in lieu of payment		7,031	22,504
Provisions for contingencies		3,119	507
Mark to market of trading instruments		(174,882)	(93,299)
Adjustment (profit) loss for instruments available for sale	27	(56,666)	(34,317)
Adjustment (profit) loss on sale of loan portfolio	27	(6,476)	(14,588)
Net interest income	25	(836,164)	(846,718)
Fee and commission income	26	(204,378)	(244,196)
Fee and commission expense	26	63,379	69,792
Net foreign exchange (gain) loss	28	74,464	(27,626)
Net loss on sale of fixed assets		131	(1,593)
Net gain on sale of assets received in payment		(3,287)	(5,671)
Net gain on sale of assets held for sale		(970)	—
Net gain on sale of participation in companies	12	(447)	(1,028)
Increase on deferred net tax asset and liability	16	(129,971)	(29,776)
Other debits (credits) that do not represent cash flows		167,285	81062
Subtotals		(603,370)	(436,447)
Loans and accounts receivable from customers and interbank loans		745,029	(1,254,664)
Investments under resale agreements	5c)i)	(45,109)	33,492
Obligations under repurchase agreements	5c)i)	79,394	(456,157)
Trading investments	5c)ii)	17,894	(55,236)
Available for sale investments	5c)ii)	(1,750,287)	(942,428)
Held to maturity investments	5c)ii)	4,039	83,228
Other assets and liabilities		111,619	(41,251)
Time deposits and other time liabilities		(187,123)	1,499,076
Deposits and other demand liabilities		1,323,958	572,973
Dividends received from investments in companies	12	1,008	1,172
Foreign borrowings obtained	5c)iii)	3,326,628	3,163,543
Repayment of foreign borrowings	5c)iii)	(2,450,227)	(2,928,952)
Interest paid		(597,602)	(590,814)
Interest received		1,471,570	1,663,507
Net fee and commission income		110,902	171,682
Taxes paid		(152,593)	(152,681)
Repayment of other borrowings		157	(566)
Proceeds from sale of assets received in lieu of payment		26,247	23,203
Net cash flows provided by (used in) operating activities		1,432,134	352,680
CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchase of fixed assets and intangible assets	13-14	(67,675)	(65,716)
Sales of fixed assets		157	18,263
Proceeds from sale of assets held for sale		1,550	—
Disbursement made due to increased participation in subsidiary		—	(268,175)
Disbursement made due to increased participation in associates	12	(338)	—
Proceeds from sale of investments in companies	12	621	1,818
Net cash flows used in investing activities		(65,685)	(313,810)
CASH FLOWS FROM FINANCING ACTIVITIES:
Borrowing obtained from Chilean Central Bank		2,257,200	—
Debt instruments issued		408,402	649,321
Redemption of debt issued		(935,094)	(633,671)
Dividends paid	24	(127,086)	(51,347)
Payments of lease liabilities	15	(33,687)	(34,226)
Net cash flows (used in) provided by financing activities		1,569,735	(69,923)
Effect of changes in exchange rates		122,133	115,940
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS		3,058,317	84,887
Cash and cash equivalents at the beginning of the year		1,447,939	1,363,052
Cash and cash equivalents at end of the year	5	4,506,256	1,447,939
Net increase (decrease) in cash and cash equivalents		3,058,317	84,887

			Cash flows		Changes other than cash flows
		As of							As of
	Notes	January 1,			Changes other			Currency	December 31,
		2020	Received	Paid	than cash	Acquisition	Interest	exchange effects	2020
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Debt instruments issued
Borrowing obtained from Chilean Central Bank		—	2,257,200	—	—	—	26	—	2,257,226
Mortgage finance bonds		40,933	—	(11,349)	—	—	1,262	—	30,846
Bonds (senior and subordinated)		6,367,423	408,402	(923,745)	53,213	—	328,348	(59,631)	6,174,010
Lease contracts liabilities		172,924	—	(33,687)	4,100	7,279	4,919	(3,650)	151,885
Totals		6,581,280	2,665,602	(968,781)	57,313	7,279	334,555	(63,281)	8,613,967
Dividends approved and paid in 2020	24	—	—	(127,065)	—	—	—	—	—
Dividends approved in prior years and paid in 2020		—	—	(21)	—	—	—	—	—
Total Dividends paid		—	—	(127,086)	—	—	—	—	—
Subtotal cash flows from (used in) financing activities		—	2,665,602	(1,095,867)	—	—	—	—	—
Total cash flows from financing activities, net		—	1,569,735	—	—	—	—	—	—

The explanatory notes are an integral part of these Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	6

ITAÚ CORPBANCA AND SUBSIDIARIEs

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	7

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies

General Information – Background of Itaú Corpbanca and subsidiarie

Itaú Corpbanca (the “Bank”) is a corporation incorporated under the laws of the Republic of Chile and regulated by the Commission for the Financial Market (onwards “CMF”) which, as of June 1, 2019, assumed the functions of the Superintendency of Banks and Financial Institutions (“SBIF”), in accordance with the Decree with Force of Law (DFL) No. 3 dated January 12, 2019, which sets a new consolidated, systematized and agreed text for the General Bank Law. As a consequence of the merger of Banco Itaú Chile and Corpbanca (the latter is the legal successor) which was consummated on April 1, 2016, the date on which the Bank was renamed “Itaú Corpbanca”1.

The current ownership structure is 39,22% owned by Itaú Unibanco, 27,49% owned by the Saieh Family, and 33,29% owned by minority shareholders. Itaú Unibanco is the sole controlling shareholder of the merged bank. Within this context and without limiting the above, Itaú Unibanco and Saieh Family through CorpGroup and other societies have signed a shareholders’ agreement relating to corporate governance, dividend policy, transfer of shares, liquidity, and other matters.

Itaú Corpbanca is headquartered in Chile and has operations in Colombia and Panama. In addition, Itaú Corpbanca has a branch in New York and a representative office in Lima2. The Bank has total consolidated assets for MCh$35,638,632 (MUS$50,144) and its consolidated equity for MCh$2,388,326 (MUS$3,360). Focused on large and medium size companies and people, Itaú Corpbanca offers universal banking services.

The legal address of Itaú Corpbanca is Rosario Norte No 660, Las Condes, Santiago, Chile, and its web site is www.itau.cl.

The Consolidated Financial Statements as of December 31, 2020, were approved by the Board of Directors on February 24, 2021.

Significant Accounting Policies and Others

a)Accounting period

The Consolidated Financial Statements are referred as of December 31, 2020 and 2019 and comprise the years ended December 31, 2020 and 2019.

b)Basis of preparation of the Consolidated Financial Statements

These Consolidated Financial Statements have been prepared in accordance with the Compendium of Accounting Standards (onwards “CAS”) issued by the SBIF, currently integrated with the CMF. Banks must use the accounting criteria set forth in the CAS and in everything that is not dealt with by it and does not contradict its instructions, they must adhere to International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). If there are discrepancies between IFRS and the accounting criteria set forth in the CAS, the latter will prevail.

Notes to these Consolidated Financial Statements contain information additional to that disclosed in the Consolidated Statements of Financial Position, Consolidated Statements of Income, Consolidated Statements of Other Comprehensive Income, Consolidated Statements of Changes in Equity, and Consolidated Statements of Cash Flows. On them descriptive and disaggregated information is presented. They provide narrative descriptions or disaggregation of such Consolidated Financial Statements in a clear, relevant, reliable, and comparable manner.

1 The business combination was a “reverse acquisition” as established in IFRS 3, “Business Combinations”, in which Banco Itaú Chile is the successor for accounting purposes and Corpbanca is the legal successor.

2 None of the markets in which Itaú Corpbanca and subsidiaries operate is facing an economy with a hyperinflationary currency.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	8

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

c)	Consolidation criteria

The same accounting policies, presentation, and valuation methods applied in these Consolidated Financial Statements were used in the preparation of the separate financial statements of Itaú Corpbanca and subsidiaries (hereinafter the "Group" or the “Bank”) as of December 31, 2020 and December 31, 2019 and include the adjustments and reclassifications necessary to standardize the accounting policies and valuation criteria applied by the Bank, in accordance with the standards established in the CAS.

Intercompany balances and any unrealized income or loss arising from intercompany transactions are eliminated upon consolidation during the preparation of the Consolidated Financial Statements.

Assets, liabilities, income, and results of operations of subsidiaries, net of consolidation adjustments, represent 18%, 19%, 39%, and 11%, respectively, of total consolidated assets, liabilities, income, and operating results as of December 31, 2020 (20%, 22%, 37%, and 52%, as of December 31, 2019, respectively).

(i)	Controlled entities

The Bank, regardless of the nature of its involvement with an entity (the investee), shall determine whether it is a parent by assessing whether it controls the investee.

The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.

Thus, the Bank controls an investee if and only if has all the following:

1)	Power over the investee, which is related to the existing rights that give the Bank the current ability to direct the relevant activities, these being those that significantly affect the investee’s returns;
2)	Exposure, or rights, to variable returns from its involvement with the investee;
3)	Ability to use its power over the investee to affect the amount of the Bank's returns;

When the Bank has less than a majority of the voting rights over an investee, but such voting rights are sufficient to have the actual ability to direct the relevant activities, then it will be concluded that the Bank has control over the investee.

The Bank considers all relevant factors and circumstances when assessing if the voting rights are sufficient to obtain control, these include:

●	The amount of voting rights held by the Bank in relation to the amount and dispersion of those held by other vote holders.
●	Potential voting rights held by the Bank, other voting holders or other parties.
●	Rights that arise from other contractual agreements.
●	Any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time those decisions need to be made, including the patterns of voting behavior in previous shareholders meetings.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	9

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

The Bank reassesses whether or not it has control over an investee when facts and circumstances indicate that there are changes in one or more of the control elements listed above.

The financial statements of the controlled companies are consolidated with those of the bank through the global integration method (line by line). In accordance with this method, all balances and transactions between consolidated companies are eliminated through the consolidation process. Therefore, the Consolidated Financial Statements refer to assets, liabilities, equity, income, expenses, and cash flows of the parent and its subsidiaries presented as if they were a single economic entity. The Bank prepares Consolidated Financial Statements using uniform accounting policies for transactions and other events that, being similar, have occurred in similar circumstances.

The following table details the entities controlled by Itaú Corpbanca, therefore, they are part of the consolidation perimeter:

				Ownership percentage
			Functional	As of December 31, 2020			As of December 31, 2019
	Market	Country	currency	Direct	Indirect	Total	Direct	Indirect	Total
			%	%	%	%	%	%	%
Itaú Corredores de Bolsa Ltda. (1)	Domestic	Chile		$99.990	0.010	100.000	99.990	0.010	100.000
Itaú Administradora General de Fondos S.A. (1)		Chile		$99.994	0.006	100.000	99.994	0.006	100.000
Itaú Corredores de Seguros S.A. (1)		Chile		$99.990	0.010	100.000	99.990	0.010	100.000
Itaú Asesorías Financieras Ltda. (1) (7)		Chile		$99.990	0.010	100.000	99.990	0.010	100.000
Recaudaciones y Cobranzas Ltda. (1) (6)		Chile		$99.990	0.010	100.000	99.990	0.010	100.000
Itaú Corpbanca New York Branch (1) (5)	Foreign	USA	US$	100.000	—	100.000	100.000	—	100.000
Itaú Corpbanca Colombia S.A. (2) (8)		Colombia	COP$	87.100	—	87.100	87.100	—	87.100
Itaú Corredor de Seguros Colombia S.A. (2)		Colombia	COP$	79.985	—	79.985	80.000	—	80.000
Itaú Securities Services Colombia S.A. (2) (10) (11)		Colombia	COP$	5.499	82.310	87.809	5.499	82.310	87.809
Itaú Comisionista de Bolsa Colombia S.A. (2) (12)		Colombia	COP$	2.219	85.166	87.385	2.219	85.166	87.385
Itaú Asset Management Colombia S.A. Sociedad Fiduciaria (2)		Colombia	COP$	—	87.083	87.083	—	87.083	87.083
Itaú (Panama) S.A. (3)		Panama	US$	—	87.100	87.100	—	87.100	87.100
Itaú Casa de Valores S.A. (4) (9)		Panama	US$	—	—	—	—	87.100	87.100

(1) Companies regulated by the Financial Market Commission (CMF) of Chile.

(2) Companies regulated by the Colombian Financial Superintendency (SFC), which has a supervision agreement with the CMF.

(3) Company regulated by the Superintendency of Banks of Panama.

(4) Company regulated by the Superintendency of the Securities Market of Panama.

(5) Company regulated by Office of the Comptroller of the Currency (OCC) and Federal Reserve (FED).

(6) On May 2, 2019, Recaudaciones y Cobranzas Ltda. acquired from Itaú Corredores de Bolsa its participation in Itaú Asesoría Financieras.

(7) On May 2, 2019 Itaú Asesorías Financieras modifies its legal statute turning from a public company (S.A.) to a private limited company.

(8) On December 3, 2019, Itaú Corpbanca acquired from Helm LLC and Kresge Stock Holding Company Inc its participation held in Itaú Corpbanca Colombia.

(9) On January 23, 2020, Itaú Comisionista de Bolsa Colombia S.A., a subsidiary of Itaú Corpbanca Colombia S.A., completed the process of selling its participation (100%) held in Itaú Casa de Valores S.A., domiciled in Panama.

(10) On July 8, 2020, Recaudaciones y Cobranza Ltda. acquired 1 share of Itaú Securities Services Colombia S.A. for the price of US$2.29 equivalent to $1.799 pesos.

(11) On July 8, 2020, Itaú Asesorías Financieras Ltda. acquired 1 share of Itaú Securities Services Colombia S.A. for the price of US$2.29 equivalent to $1.799 pesos.

(12) On July 8, 2020, Itaú Asesorías Financieras Ltda. acquired 6 shares of Itaú Comisionista de Bolsa S.A. for the price of US$7.19 equivalent to $5.648 pesos.

(ii)	Associated entities and/or business support

Associated entities are those over which the Bank has significant influence; although not control or joint control. If the Bank holds, directly or indirectly (e.g. through subsidiaries), 20% or more of the voting power of the investee, it is presumed that the Bank has significant influence, unless it can be clearly demonstrated that this is not the case, and subsequently increased or decreased to recognize either the Bank's proportional share in the net profit or loss of the associate and other movements recognized in its equity. The lower value arising from the acquisition of an associate is included in the book value of the investment net of any accumulated impairment loss.

Other factors considered to determine the significant influence on an entity are the representations in the Board of Directors and the existence of material transactions. The existence of these factors could determine the existence of significant influence on an entity, despite having a participation of less than 20% of the shares with the right to vote.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	10

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

The following entities are considered “Associated entities”, in which the Bank has participation and are accounted for by applying the equity method, according to IAS 28 “Investments in Associates and Joint Ventures”.

Associates			As of December 31, 2020	As of December 31, 2019
name	Principal activity	Place of incorporation	% participation	% participation
Nexus S.A.	Credit and debit card operator	Santiago, Chile	14.8148%	12.9000%
Transbank S.A.	Credit card operator	Santiago, Chile	8.7188%	8.7188%

Itaú Corpbanca exercises significant influence by virtue of its voting right to appoint a representative in the Board of Directors. This, among other business considerations, led the Administration to conclude that Itaú Corpbanca has significant influence over the aforementioned mentioned entities.

(iii)	Investments in other companies

Investments in other companies, represented by shares or rights in other companies, are those in which the Bank has neither control nor significant influence. These investments are recorded at cost, and adjustments for impairment losses are recorded when appropriate.

(iv)	Funds management, trust business and other related businesses

The Bank and its subsidiaries manage assets held in publicly offered investment funds and other investment vehicles on behalf of investors and receive market-rate compensation for providing this type of services. Managed funds belong to third parties and, therefore, are not included in the Consolidated Statement of Financial Position.

The Bank provides trust commissions and other fiduciary services that result in the participation or investment of assets by clients. Assets held in a fiduciary activity are not reported in the Consolidated Financial Statements, since they are not Bank assets and there is no control over them. Contingencies and commitments arising from this activity are disclosed in Note No.23 Contingencies, Commitments, and Responsibilities, letter d), related to Responsibilities recorded in off-balance-sheet accounts.

In accordance with IFRS 10 “Consolidated Financial Statements” for consolidation purposes, the role of the Bank and its subsidiaries with respect to the managed funds must be evaluated to determine whether it is acting as Agent or Principal. According to this standard, an Agent is a party primarily engaged in acting on behalf and for the benefit of another party or parties (the Principal or Principals) and, therefore, it does not control the investee when it exercises decision-making authority. This evaluation must take into account the following aspects:

●	Scope of its decision-making authority over the investee.
●	Rights held by other parties.
●	The remuneration to which it is entitled to in accordance with the remuneration agreements..
●	Decision-maker’s exposure to variability of returns from other interests that it holds in the investee.

The Bank does not control or consolidate any trusts or other entities related to this type of business.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	11

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

The Bank manages the funds on behalf and for the benefit of investors, acting solely as an Agent. The assets managed by the Bank and its subsidiaries are owned by third parties. Under this category, and in accordance with the aforementioned standard, they do not control the assets when they exercise their decision-making authority. Therefore, as of December 31, 2020 and 2019 they act as Agents and, therefore, none of these investment vehicles is consolidated.

d)Non-controlling interest

Non-controlling interest represents the portion of net income and net assets which the Bank does not own, either directly or indirectly. It is presented as “Attributable to non-controlling interest” separately in the Consolidated Statement of Income, and separately from shareholders’ equity in the Consolidated Statement of Financial Position.

Additionally, the non-controlling interests in the Consolidated Statements of Financial Position will be presented, within the equity under item "Non-controlling interest", separately from the equity attributable to owners of the Bank. Changes in the ownership interest of a parent in a subsidiary that do not result in a loss of control are equity transactions (i.e., transactions with owners in their capacity as owners).

The Bank attributes the result of the period and each component of other comprehensive income to the owners of the Bank and to the non-controlling interests. The Bank also attributes the total integral result to the owners of the Bank and to the non-controlling interests even if the results of the non-controlling interests give rise to a debit balance.

e)	Business combination and goodwill

Business combinations are accounted for using the acquisition method. The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the Bank, liabilities incurred by the Bank to the former owners of the acquiree and the equity interests issued by the Bank in exchange for control of the acquiree. Acquisition costs incurred are expensed and included in administrative expenses.

When Itaú Corpbanca and its subsidiaries (the Group) acquires a business, evaluates the identifiable assets acquired and liabilities assumed to determine proper classification and designation based on contractual conditions, economic circumstances, and other relevant conditions as of the acquisition date. This includes the separation of embedded derivatives in host contracts by the acquiree.

Goodwill, defined as the difference between the consideration transferred and the amount recognized for the non-controlling interest in the net identifiable assets acquired and liabilities assumed, is measured initially at cost. If this consideration is less than the fair value of the net assets of the acquired subsidiary, the difference is recognized directly in profit or loss as of the acquisition date.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. Goodwill acquired in a business combination is assigned, from the date of acquisition, to each of the Group's cash generating units (CGU) that are expected to benefit from the combination, independently of whether other assets or liabilities of the acquiree are assigned to those units.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	12

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

When goodwill is allocated to a CGU and an operation within that unit is sold, the goodwill associated with that operation is included in the carrying amount of the operation sold when determining the gain or loss on disposal. Goodwill that is derecognized under such circumstances is measured on the basis of the relative values of the operation disposed of and the retained portion of the CGU.

f)Functional and presentation currency

The Bank has defined as its functional and presentation currency the Chilean peso, which is the currency of the primary economic environment in which the Bank operates and the currency that influences its costs and revenue structure. Therefore, all balances and transactions denominated in currencies other than the Chilean peso are treated as "foreign currency".

The Bank translates accounting records of its subsidiaries in New York and in Colombia into Chilean pesos from US dollars and Colombian pesos, respectively, in accordance with instructions established by the CMF, which are consistent with IAS 21 "Effects of the variations in the exchange rates of the foreign currency". All amounts in the Consolidated Statements of Income, Consolidated Statements of Other Comprehensive Income and the Consolidated Statement of Financial Position are translated into Chilean pesos according to the exchange rate indicated in letter g) below. None of the markets in which Itaú Corpbanca and subsidiaries operate qualify as a hyperinflationary economy.

g)Foreign currency

Transactions in foreign currency are initially recorded by the Bank entities at the exchange rates of their respective functional currencies at the date these transactions first meet the conditions for their recognition.

Monetary assets and liabilities denominated in foreign currency are converted at the closing exchange rate of the functional currency in force at the closing date of the reporting period.

All differences arising from the settlement or conversion of monetary items are recognized in the results, except for those that correspond to the monetary items that are part of the hedge of a net investment, at which time the cumulative difference in equity is reclassified to profit and loss (settlement). Tax effects attributable to the exchange differences on such monetary items are also recorded in Other Comprehensive Income.

Non-monetary items in foreign currency, which are measured in terms of historical cost, are converted using the exchange rate on the date of the transaction. Non-monetary items that are measured at their fair value in foreign currency are translated using the exchange rates on the date on which that fair value is measured. Gains or losses arising from the translation of non-monetary items measured at their fair value are recognized based on how the gains and losses arising from the change in fair value are recognized in Other Consolidated Comprehensive Income or in Consolidated Results, in accordance with IAS 21.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	13

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

The Bank grants loans and receives deposits in amounts denominated in foreign currency, mainly in US dollars and Colombian pesos.

The balances of the Financial Statements of the consolidated entities whose functional currency is different from the Chilean peso are converted to the presentation currency, according to the following:

●	Assets and liabilities, by using exchange rates as of the date of the Consolidated Financial Statements.
●	Income and expenses and cash flows, by using the exchange rates as of the date of each transaction.

Exchange differences arising from translating balances in functional currencies of the consolidated entities other than Chilean pesos into Chilean pesos, are recorded as "Exchange differences" in Equity under the line item "Valuation accounts", until the meet the derecognition criteria for the Consolidated Statement of Financial Position, and is subsequently recorded in profit or loss.

The net amount of foreign exchange gains and losses includes the recognition of the effects of changes in the exchange rate over assets and liabilities denominated in foreign currencies and gains and losses arising from exchange rate changes affecting current and future transactions (highly probable transactions) entered into by the Bank.

Assets and liabilities in foreign currencies are shown at their equivalent amount in pesos, calculated using the exchange rate of $710.73 per US$1 (US dollar) as of December 31, 2020 ($748.77 as of December 31, 2019) and the exchange rate of $0.2078 per COP$1 (Colombian peso) as of December 31, 2020 ($0.2284 as of December 31, 2019). The financial statements of the New York branch, as well as the Colombian subsidiaries, have been translated using these exchange rates for consolidation purposes, in accordance with IAS 21, related to the valuation of investments abroad in countries with stable economy.

h)Use of estimates and judgments

The preparation of the Consolidated Financial Statements requires Bank’s management to make estimates, judgments and assumptions that affect the application of the accounting policies and the reported balances of assets and liabilities, disclosures of contingencies with respect to assets and liabilities as of the date of the Consolidated Financial Statements, as well as income and expenses during the year. Actual results may differ from these estimates.

Estimates and relevant assumptions are regularly reviewed by Management in order to properly measure some assets, liabilities, income, and expenses. Accounting estimates changes due to reviews are recognized in the year in which the estimate is reviewed and in any future period affected.

In certain cases, CMF rules and International Financial Reporting Standards require that assets and liabilities be recorded or disclosed at their fair values. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. When market prices in active markets are available, they have been used as a basis for valuation. When market prices in active markets are not available, the Bank has estimated those values as values based on the best available information, including the use of modeling and other valuation techniques.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	14

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

The Bank has established allowances to cover possible credit losses in accordance with the CAS. These regulations require that, in order to estimate allowances, they be evaluated regularly, taking into account factors such as changes in the nature and size of the loan portfolio, trends in the expected portfolio, credit quality and economic conditions that may affect the payment capacity of the debtors. Changes in allowances for loan losses are reflected as "Provision for loan losses" in the Consolidated Statement of Income for the year.

Loans are charged-off when the Bank’s management determines that the loan or a portion cannot be collected, this in accordance with CAS, as stated in chapter B-2 "Impaired loans and charge-offs". Chargeoffs are recorded as a reduction of the allowance for loan losses.

In particular, information on most significant areas of estimate due to uncertainties and critical judgments in the application of accounting policies that have the most important effect on the amounts recorded in the Consolidated Financial Statements are the following:

●	Goodwill - Impairment test (Notes 13 and 32).
●	Allowances for loan losses (Notes 9, 10, and 29).
●	Fair value of financial assets and liabilities (Note 35).
●	Provisions (Note 21).
●	Contingencies and commitments (Note 23).
●	Current taxes and deferred taxes (Note 16).

During the year ended December 31, 2020, with exception of goodwill, there have been no significant changes in estimates made at the end of 2019 (see Note 32).

i)Operating segments

The Bank provides financial information for each operating segment in conformity with IFRS 8 “Operating Segments” in order to disclose information that enables financial statement users to evaluate the nature and financial effects of the business activities in which the Bank engages and the economic environments in which it operates and to allow them to:

●	Better understand the Bank’s performance.
●	Better evaluate its future cash flow projections.
●	Form better opinions regarding the Bank as a whole.

To comply with IFRS 8, Itaú Corpbanca identifies operating segments (Chile and Colombia) used by the Executive Committee to analyze and make decisions regarding operating, financing and investment matters, based on the following elements:

(i)	The nature of the products and services;
(ii)	The nature of the processes;
(iii)	The type or class of customer for their products and services;
(iv)	The methods used to distribute their products or provide their services; and
(v)	If applicable, the nature of the regulatory environment, for example, banking, insurance or public utilities.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	15

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

The Executive Committee manages these segments using an in-house system of internal profitability reports and reviews its segments on the basis of the operating results and uses efficiency, profitability and other indicators to evaluate performance and allocate resources. The Bank has also included geographic disclosures on its operations in New York and Colombia.

More information on each segment is presented in Note 4 Reporting Segments

j)Operations with repurchase and resale agreements

Transactions with resale agreements are entered into as a form of investment. Under these agreements, financial instruments are sold, which are included as assets under "Investments under resale agreement” and are accounted for at amortized cost using the effective interest rate of the agreement.

There are also sales transactions with a repurchase agreement as a form of financing. In this regard, the investments that are sold subject to a repurchase obligation and that serve as collateral for the loan, form part of the investment items of "Trading instruments" or "Available-for-sale investment instruments". The obligation to repurchase the investment is classified in liabilities as "repurchase agreements and securities loans", recognizing interest and inflation-indexation adjustments accrued as of the closing date.

k)Classifications of financial instruments

(i)	Classification of financial assets for measurement purpose

Financial assets are classified into the following specified categories: ‘trading investments’, ‘held to maturity investments’, ‘available for sale investments’ and ‘loans and accounts receivable from customers'. The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial assets are initially recognized at fair value plus, in the case of a financial assets not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue.

Measurement criteria for financial assets recorded in the Consolidated Statement of Financial Position, are as follows:

Financial assets measured at amortized cost

Amortized cost is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the Consolidated Statement of Income) of the difference between the initial cost and the maturity amount as calculated under the effective interest method. For financial assets, amortized cost also includes any reductions for impairment or uncollectibility.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life. For fixed-rate financial instruments, the effective interest rate incorporates the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that are a part of the financial return are included. For floating-rate financial instruments, the effective interest rate matches the current rate of return until the date of the next review of interest rates.

The effective interest rate includes all commissions and other items paid or received that are part of the effective interest rate. Transaction costs include incremental costs that are directly attributable to the acquisition of a financial asset.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	16

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

Financial assets measured at fair value

According to IFRS 13 “Fair value measurement”, “fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

Fair value is a market-based measurement, not an entity specific measurement. For some assets and liabilities, observable market transactions or market information might be available. For other assets and liabilities, observable market transactions and market information might not be available. However, the objective of a fair value measurement in both cases is the same - to estimate the price at which an orderly transaction to sell the asset or to transfer the liability would take place between market participants at the measurement date under current market conditions (i.e. an exit price at the measurement date from the perspective of a market participant that holds the asset or owes the liability).

When a price for an identical asset or liability is not observable, an entity measures fair value using another valuation technique that maximizes the use of relevant observable inputs and minimizes the use of unobservable inputs. Because fair value is a market-based measurement, it is measured using the assumptions that market participants would use when pricing the asset or liability, including assumptions about risk.

Between valuation techniques are included the use of recent market transactions to sell the asset or to transfer the liability between market participants at the measurement date, references to the fair value of other substantially identical financial instrument, discounted cash flows and option pricing models. Consistent with this, the Bank’s intention to keep and asset or to sell, dispose or satisfy a liability is not relevant when estimating fair value.

When determining fair value an entity shall take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

To increase consistency and comparability in fair value measurements and related disclosures, IFRS 13 establishes a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (level 1 inputs) and the lowest priority to unobservable inputs (level 3 inputs). Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 3 inputs are unobservable inputs for the asset or liability.

In those rare cases when fair value cannot be reasonably estimated for a financial asset or liability, this is measured at its amortized cost.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	17

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

Additionally, in accordance to what is indicated in Chapter A-2 “Limitations or clarifications to the use of general criteria” of the Compendium of Accounting Standards, banks cannot designate financial assets or liabilities at fair value as an option instead of using the general criteria of amortized cost.

The Consolidated Financial Statements have been prepared using the general criteria of amortized cost, except for:

●	Financial derivatives contracts measured at fair value.
●	Available for sale investments measured at fair value through other comprehensive income.
●	Trading investments measured at fair value.
●	Financial assets and liabilities under hedge accounting relationships which allow them to be measured at fair value.

Trading investments

Financial assets are classified as held for trading when they have been acquired mainly for the purpose of selling them in the near term and on initial recognition are part of a portfolio of identified financial instruments that the Bank manages together and have a recent actual pattern of short-term profit-taking.

Trading investments are measured at fair value according to market quotes or by using valuation techniques at the closing date. Any gains or losses arising on remeasurement are recognized in profit or loss. The net gain or loss recognized in profit or loss incorporates any dividend or interest earned on the financial asset and is included in the “Net income (expense) from financial operations” line item in the Consolidated Statement of Income.

All purchases or sales of trading investments must be delivered within the term established by market conventions or regulations and are recorded at the trading date, which is the date when the purchase or sale is agreed. Any other purchase or sale is treated as a derivative (forward contract) until settlement.

Held to maturity investments

Held to maturity investments are non-derivative financial assets with fixed or determinable payments and fixed maturity dates that the Bank has the positive intent and ability to hold to maturity. Any other investment instrument is classified as available for sale.

Investment instruments are initially recorded at cost, which includes transaction costs. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method less any impairment.

Available for sale investments

The category of instruments available for sale includes those instruments that are not classified as trading instruments or as held to maturity.

Available for sale investments are subsequently measured at fair value according to market prices or valuation obtained by using valuation techniques, less impairment losses. Unrealized gains and losses originated as a consequence of fair value changes are recorded in valuation accounts within equity. When these investments are disposed or impaired, the recorded amount in equity is transferred to income and is reported under “Income (loss) from financial operations”.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	18

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

Interest and inflation-indexation adjustments of investments held to maturity and of instruments available for sale are included in “Interest income” in the Consolidated Statement of Income.

Investment instruments that are treated as hedged items in hedge accounting relationships are adjusted according to the rules applicable to hedge accounting. See letter l) in this section.

Purchases and sales of investment instruments that shall be delivered o settled within the term established by market regulations or conventions are recognized at the trading date when the purchase or sale of the instrument is agreed. Investment instruments must be permanently assess to timely identify impairment indication which may result in losses.

Investment instruments must be permanently assess to timely identify impairment indication which may result in losses which are recorded in the Consolidated Statement of Income as “impairment”.

The Bank has assessed its investments portfolio classified as “Held to maturity investments” and “Available for sale investments” in order to identify impairment indication. Such assessment includes economic analysis, risk ratings for the issuers, and Management’s ability and intent to hold those investments until maturity. Based on the Management’s evaluation of these investments it is concluded that no impairment indication exists.

Loans and accounts receivables from customers and interbank loans

Loans and accounts receivables from customers and interbank loans, originated and purchased, are nonderivative financial assets with fixed or determinable payments that are not quoted in an active market and for which the Bank has no intention to sell them immediately or in the short term. They are measured at amortized cost using the effective interest method, less any impairment determined according to the CAS.

Financial derivative contracts

Financial derivative contracts, which include foreign currency and Unidades de Fomento (UF) forwards, interest rate futures, currency and interest rate swaps, currency and interest rate options and other financial derivative instruments are initially recognized in the Consolidated Statement of Financial Position at their fair value (including transaction costs), which is usually their acquisition cost, and subsequently measured at their fair value.

The fair value is obtained from corresponding market pricings, discounted cash flows models and pricing valuation models. The derivative instruments are recognized as an asset when their fair value is positive and as a liability when they are negative in “Financial derivative contracts” in the Consolidated Statement of Financial Position. Additionally, the Credit Valuation Adjustment and Debit Value Adjustment is included as part of the fair value for each instrument, all that with the objective of properly reflect the counterparty and own risk in the fair value measurement.

Certain derivatives embedded in other financial instruments are treated as separate derivatives when their risks and characteristics are not closely related with those of the host contract and when such host contracts are not measured at fair value through profit or loss.

At inception of a derivative agreement, the Bank must designate it either as a derivative instrument for trading or for hedge accounting purposes. However, in some circumstances, the Bank can subsequently designate a derivative from the trading derivatives portfolio as a hedging instrument if the requirements for hedge accounting set in IAS 39, are met.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	19

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

Changes in the fair value of derivative instruments held for trading are included in “Net income from financial operations” in the Consolidated Statement of Income.

If the derivative instrument is classified as hedging instrument for hedge accounting purposes, the hedge can be:

1)	A fair value hedge of existing assets or liabilities or firm commitments
2)	A cash flow hedge of existing assets or liabilities or forecast transactions
3)	A net investment in foreign operations hedge, as defined by IAS 21

A hedging relationship qualifies for hedge accounting if, and only if, all of the following conditions are met:

1)	At the inception of the hedge there is formal designation and documentation of the hedging relationship;
2)	The hedge is expected to be highly effective;
3)	The effectiveness of the hedge can be reliably measured and;
4)	The hedge is assessed on an ongoing basis and determined to have actually been highly effective throughout the financial reporting periods for which the hedge was designated.

Certain transactions with derivatives that do not qualify for being classified as hedging derivatives are treated and recognized as trading derivatives, even when they provide effective economic hedges of the risk positions.

When a derivative instrument hedges the exposure to changes in the fair value of an existing asset or liability recorded in the Consolidated Statement of Financial Position, such hedged item is measured at fair value from the designation of the fair value hedge until its expiration in connection with the specific hedged risk. Fair value adjustments for both, the hedged item and the hedging instrument, are recognized in the Consolidated Statement of Income.

If the hedged item in a fair value hedge is a firm commitment, the changes in the fair value of the firm commitment regarding the hedged risk are recognized as assets or liabilities with effect on the Consolidated Statement of Income for the year. Gains or losses from the changes in fair value measurement of the hedging derivative are recognized with effect on the Consolidated Statements of Income for the year. When a new asset or liability is acquired as a result of the firm commitment, the initial recognition of the acquired asset or liability is adjusted to incorporate the accumulated effect of the fair value valuation of the firm commitment recognized in the Consolidated Statement of Financial Position.

When a derivative instrument hedges the exposure to changes in the cash flows of existing assets or liabilities, or forecast transactions, the effective portion of changes in the fair value related to the hedged risk is recognized in other comprehensive income and accumulated valuation accounts within equity. The cumulative loss or gain in cash flows hedge recorded in valuation accounts is transferred to the Consolidated Statement of Income to the extent that the hedged item impacts income because of the hedged risk, offsetting the effect in the same line item of the Consolidated Statement of Income. Any ineffective portion is directly recognized in the Consolidated Statement of Income.

In case of a fair value hedge of interest rate risk of a portfolio with the hedged item representing currency value instead of individual assets or liabilities, gains or losses from the fair value measurement for both the hedged item and the hedging instrument, are recognized in the Consolidated Statement of Income, but the fair value adjustment of the hedged portfolio is presented in the Consolidated Statement of Financial Position under the “Other assets” or “Other liabilities” items, depending on the hedged portfolio balance as of the reporting date.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	20

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

Financial asset and liability balances are offset, i.e., reported in the Consolidated Statement of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(ii)	Classification of financial assets for presentation purposes

For presentation purposes, financial assets are classified by their nature into the following line items in the Consolidated Statement of Financial Position:

-

Cash and deposits in banks: This item comprises cash, checking accounts and demand deposits at the Central Bank of Chile and other financial institutions in Chile and abroad. The amounts invested in overnight deposits will continue to be reported under this heading and in the corresponding lines or items. If no special item is indicated for these operations, they will be included together with the accounts reported.

-

Cash items in process of collection: this item represents domestic transactions in the process of transfer through a central domestic clearinghouse or international transactions which may be delayed in settlement due to timing differences, etc.

-

Trading investments: this item includes financial instruments held-for-trading and investments in mutual funds which must be adjusted to their fair value in the same way as instruments acquired for trading.

-

Financial derivative contracts: financial derivative contracts with positive fair values are presented in this item. It includes both independent contracts as well as derivatives that should and can be separated from a host contract, whether they are held for trading or designated as hedging instruments in hedge accounting relationships, as disclosed in Note 8 to the Consolidated Financial Statements.

-     Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting, including embedded derivatives separated from hybrid financial instruments.

-   Hedging derivatives: includes the fair value of derivatives designated as hedging instruments, including embedded derivatives segregated from hybrid financial instruments designated as hedging instruments, in hedge accounting relationships.

-

Interbank loans: this item includes balances of transactions with domestic and foreign banks, including the Central Bank of Chile, other than those reflected in other financial asset classifications listed above.

-

Loans and accounts receivables from customers: these loans are non-derivative financial assets for which fixed or determined amounts are charged, that are not listed on an active market and for which the Bank has no intention to sell them immediately or in the short term.

-   When the Bank is the lessor in a lease contract, and it satisfied the performance obligations related to the leased asset, the transaction is accounted for as a loan and/or account receivable from customer while the leased asset is derecognized from the Consolidated Statement of Financial Position.

-

Investment instruments are classified into two categories: held-to-maturity investments, and available-forsale investments. The held to maturity investment category includes only those instruments for which the Bank has the ability and intent to hold to maturity. The remaining investments are treated as available for sale.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	21

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

(iii)	Classification of financial liabilities for measurement purposes

Financial liabilities are generally measured at amortized cost, except for those financial liabilities designated as hedged item (or as hedge instruments) and liabilities held for trading, which are measured at fair value. Financial liabilities are classified as either financial liabilities at fair value through profit and loss (FVTPL) or other financial liabilities:

Financial liabilities at fair value through profit and loss

As of December 31, 2020 and 2019 the Bank does not maintain financial liabilities at FVTPL other than financial derivative contracts.

Other financial liabilities

Other financial liabilities (including interbank borrowings, issued debt instruments and other accounts payable) are initially recorded at fair value and subsequently measured at amortized cost using the effective interest method.

(iv)	Classification of financial liabilities for presentation purposes

Financial liabilities are classified by their nature into the following line items in the Consolidated Statement of Financial Position:

-

Deposits and other demand liabilities: this item includes all on-demand obligations except for term savings accounts, which are not considered demand instruments in view of their special characteristics. Obligations whose payment may be required during the period are deemed to be on-demand obligations. Operations which become callable the day after the closing date are not treated as on-demand obligations.

-	Cash items in process of being cleared: this item includes balances from asset purchase transactions that are not settled on the same day and from currency sales that are not yet delivered.
-

Obligations under repurchase agreements: this includes the balances of sales of financial instruments under securities repurchase and loan agreements. The Bank does not record in its own portfolio instruments acquired under repurchase agreements.

-	Time deposits and other time liabilities: this item includes balances of deposit transactions in which a term at the end of which they become callable has been stipulated.
-

Financial derivative contracts: this includes financial derivative contracts with negative fair values (i.e. a liability of the Bank), whether they are designated for trading or for hedge accounting purposes, as set forth in Note 8.

-     Trading derivatives: includes the fair value of derivatives which do not qualify for hedge accounting purposes, including embedded derivatives separated from hybrid financial instruments.

-    Hedging derivatives: includes the fair value of derivatives designated as hedging instruments, including the embedded derivatives separated from the hybrid financial instruments, in hedge accounting relationships.

-    Interbank borrowings: this item includes obligations with other domestic banks, foreign banks, or the Central Bank of Chile, other than those reflected in certain other financial liability classifications listed above.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	22

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

-    Issued debt instruments: there are three types of instruments issued by the Bank; Obligations under letters of credit, Subordinated bonds and Senior bonds placed in both local and foreign markets.

-

Other financial liabilities: this item includes credit obligations with entities other than domestic banks, foreign banks, or the Central Bank of Chile, for financing purposes or operations in the normal course of business.

l)Valuation of financial instruments and recognition of effects on income

In general, financial assets and liabilities are initially recognized at fair value which, in the absence of contrary evidence, is deemed to be the transaction price. Financial instruments, other than those measured at fair value through profit or loss, are initially recognized at fair value plus transaction costs. Subsequently, and at the end of each reporting period, financial instruments are measured pursuant to the following criteria:

(i)	Valuation of financial assets

Financial assets, except for loans and accounts receivable from customers, are measured according to their fair value, gross of any transaction costs that may be incurred in the course of a sale.

According to IFRS 13, “Fair value measurement” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. When measuring fair value an entity shall take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

The fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either: (a) in the principal market for the asset or liability, or (b) in the absence of a principal market, the most advantageous market for the asset or liability. Even when there is no observable market to provide pricing information in connection with the sale of an asset or the transfer of a liability at the measurement date, the fair value measurement shall assume that the transaction takes place, considered from the perspective of a potential market participant who intends to maximize value associated with the asset or liability.

When using valuation techniques, the Bank shall maximize the use of relevant observable inputs and minimize the use of unobservable inputs as available. If an asset or a liability measured at fair value has a bid price and an ask price, the price within the bid-ask spread that is most representative of fair value in the circumstances shall be used to measure fair value regardless of where the input is categorized within the fair value hierarchy (i.e. Level 1, 2 or 3). IFRS 13 establishes a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

All derivatives are recorded in the Consolidated Statement of Financial Position at the fair value previously described. This value is compared to the valuation as at the trade date. If the fair value is subsequently measured positive, this is recorded as an asset. If the fair value is subsequently measured negative, this is recorded as a liability.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	23

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

On the trade date it is understood that, unless proven otherwise, its fair value is equal to the transaction price. Changes in the fair value of derivatives from the trade date are recorded with a balancing entry in the Consolidated Statement of Income under "Net income from financial operations".

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using similar methods to those used to measure over the counter (OTC) derivatives. Fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV) and option pricing models, among other methods. Also, within the fair value of derivatives are included Credit Valuation Adjustment (CVA), with the objective that the fair value of each instrument includes the credit risk of its counterparty. Credit valuation adjustment (CVA) is a valuation adjustment to OTC derivatives as a result of the risk associated with the credit exposure assumed by each counterparty. The CVA is calculated taking into account potential exposure to each counterparty in each future period.

Loans and accounts receivable from customers and held to maturity instrument portfolio are measured at amortized cost using the effective interest method. Amortized cost is the acquisition cost of a financial asset or liability, plus or minus, as appropriate, prepayments of principal and the cumulative amortization (recorded in the Consolidated Statement of Income) of the difference between the initial cost and the maturity amount as calculated under the effective interest method. For financial assets, amortized cost also includes any reductions for impairment or uncollectibility. For loans and accounts receivable designated as hedged items in fair value hedges, the changes in their fair value related to the risk or risks being hedged are recorded in “Net income (expense) from financial operations”.

The “effective interest rate” is the discount rate that exactly matches the initial amount of a financial instrument to all its estimated cash flows over its remaining life. For fixed-rate financial instruments, the effective interest rate incorporates the contractual interest rate established on the acquisition date plus, where applicable, the fees and transaction costs that are a part of the financial return are included. For floating-rate financial instruments, the effective interest rate matches the current rate of return until the date of the next review of interest rates.

For stocks whose fair value cannot be reliably measured and for financial derivative contracts that have these instruments as underlying instruments and are settled by delivery of them are measured at cost adjusted by any impairment losses.

(ii)	Valuation techniques

Financial instruments at fair value, determined on the basis of price quotations in active markets, include government debt securities, private sector debt securities, equity shares, short positions, and fixed-income securities issued.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	24

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

When price quotations cannot be observed in available markets, Bank’s management will determine its best estimated price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs, however for some valuations of financial instruments, significant inputs are unobservable in the market. To determine a value for those instruments, various techniques are employed to make these estimates, including the extrapolation of observable market data. The most reliable evidence of the fair value of a financial instrument on initial recognition usually is the transaction price, however due to lack of availability of market information, the value of the instrument may be derived from other market transactions performed with the same or similar instruments or may be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The main techniques used as of December 31, 2020 and 2019 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

-	In the valuation of financial instruments permitting static hedging (mainly forwards and swaps), the present value method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.

-	In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation indexes, and market liquidity.

-	In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

The fair value of the financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, quoted market price of shares, volatility and prepayments, among others. The Bank’s management considers that its valuation models are not significantly subjective, since these methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

(iii)	Accounting hedging transactions

The Bank uses financial derivatives for the following purposes:

- To sell to customers who request these instruments in the management of their market and credit risks;

- To use these derivatives in the management of the risks of the Bank entities’ own positions and assets and liabilities (“hedging derivatives”), and

- To obtain profits from changes in the price of these derivatives (“trading derivatives”).

All financial derivatives that are not held for hedging purposes are accounted for as trading derivatives.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	25

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

A derivative qualifies for hedge accounting if all the following conditions are met:

1.	The derivative hedges one of the following three types of exposure:

1.1	Changes in the value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”).
1.2	Changes in the estimated cash flows arising from financial assets and liabilities, and highly probable forecasted transactions (“cash flow hedge”).
1.3	The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

2.1	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).
2.2	There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position (“retrospective effectiveness”).

3. There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

Changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

-For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as “Net income (expense) from financial operations” in the Consolidated Statement of Income.

-For fair value hedges of interest rate risk on a portfolio of financial instruments, gains or losses that arise in measuring hedging instruments within “Interest income and expense”, and other gains or losses due to changes in fair value of the underlying hedged item (attributable to the hedged risk) are recorded in the Consolidated Statement of Income under “Net income (expense) from financial operations”.

-For cash flow hedges, the change in fair value of the hedging instrument is included as “Cash flow hedge” in “Other comprehensive income”.

-The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Consolidated Statement of Income under “Net income (expense) from financial operations”.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	26

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

If a derivative designated as a hedging instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, hedge accounting treatment is discontinued. When a “fair value hedge” is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortized to gain or loss from that date onwards, where applicable.

When cash flow hedges are discontinued, any cumulative gain or loss of the hedging instrument recognized under “Other comprehensive income” (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Consolidated Statement of Income, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recorded immediately in the Consolidated Statement of Income.

(iv)	Embedded derivatives in hybrid financial instruments

Embedded derivatives in other financial instruments or in other host contracts are accounted for separately as financial derivatives contracts when the following criteria are met: 1) its risks and characteristics are not directly related with those of the host contract, 2) a separated instrument with same characteristics of the embedded derivative meets the derivative instrument definition, and 3) the host contract is not classified as “other financial assets (liabilities) at FVTPL” or as “trading instruments”.

(v)	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Consolidated Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously.

(vi)	Derecognition of financial assets and liabilities

The accounting treatment for transfers of financial assets is determined by the extent and the manner in which the risks and rewards associated with the transferred assets are transferred to third parties.

If the Bank transfers substantially all the risks and rewards of ownership to third parties, as in the case of unconditional sales of financial assets, sales under repurchase agreements at fair value at the date of repurchase, sales of financial assets with a purchased call option or written put option deeply out of the money, utilization of assets in which the transferor does not retain subordinated debt nor grants any credit enhancement to the new holders, and other similar cases, the transferred financial asset is derecognized from the Consolidated Statement of Financial Position and any rights or obligations retained or created in the transfer are simultaneously recorded.

If the Bank retains substantially all the risks and rewards of ownership associated with the transferred financial asset, as in the case of sales of financial assets under repurchase agreements at a fixed price or at the sale price plus interest, securities lending agreements under which the borrower undertakes to return the same or similar assets, and other similar cases, the transferred financial asset is not derecognized from the Consolidated Statement of Financial Position and continues to be measured by the same criteria as those used before the transfer. However, the following items are recorded:

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	27

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

●	An associated financial liability for an amount equal to the consideration received; this liability is subsequently measured at amortized cost.
●	Both the income from the transferred (but not removed) financial asset as well as any expenses incurred due to the new financial liability.

If the Bank neither transfers nor substantially retains all the risks and rewards of ownership associated with the transferred financial asset - as in the case of sales of financial assets with a purchased call option or written put option that is not deeply in or out of the money, securitization of assets in which the transferor retains a subordinated debt or other type of credit enhancement for a portion of the transferred asset, and other similar case- the following distinction is made:

●	If the transferor does not retain control of the transferred financial asset: the asset is derecognized from the Consolidated Statement of Financial Position and any rights or obligations retained or created in the transfer are recognized.

●	If the transferor retains control of the transferred financial asset: it continues to be recognized in the Consolidated Statement of Financial Position for an amount equal to its exposure to changes in value, a financial liability associated with the transferred financial asset is also recorded. The net carrying amount of the transferred asset and the associated liability is the amortized cost of the rights and obligations retained, if the transferred asset is measured at amortized cost, or the fair value of the rights and obligations retained, if the transferred asset is measured at fair value.

Accordingly, financial assets are only derecognized from the Consolidated Statement of Financial Position when the rights over the cash flows they generate have terminated or when all the inherent risks and rewards of ownership have been substantially transferred to third parties. Similarly, financial liabilities are only derecognized from the Consolidated Statement of Financial Position when the obligations specified in the contract are discharged or cancelled or the contract has expired.

m)Income and expenses recognition

The main criteria applied by the Bank in connection with revenue and expenses recognition are presented below:

(i)	Interest revenue, interest expense and similar items

Interest revenue and expense are recorded on an accrual basis using the effective interest method.

Nevertheless, when a loan presents an overdue payment equals to or higher than 180 days with exception of loans with guarantees that of at least 80%, or when the debtor, according to the Bank’s judgment, shows a high risk of non-compliance, interests and inflation indexation adjustment are not recorded in the Consolidated Statement of Income, unless they are effectively collected.

These interests and inflation-indexation adjustments are referred as “suspended” and are recorded in offbalance accounts, which are not part of the Consolidated Statement of Financial Position but reported as complementary information (see Note 25 Interest Income and Interest Expenses). These interests are recorded as income when they are effectively collected.

Interests related to “transactions with accrual suspended” are recorded again as income when those transactions become current (i.e. payments were received and overdue payments are less than 180 days) or when they are no longer classified in categories C3, C4, C5 or C6 (in the case of individually assessed clients).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	28

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

(ii)	Dividends received

Dividends received from investments in other companies are recognized on income when the right to receive them arises and are recorded in the item “Income from investments in companies”.

(iii)	Commissions, fees and similar items

According to IFRS 15 "Revenue from contracts with customers", revenue is recorded based on the consideration received according to contracts with customers, excluding amounts collected on behalf of third parties. Revenue is recognized when performance obligations are satisfied by transferring a promised good or service to a customer, which is evidenced by transferring control over an asset or the rendering of a service:

Commissions recorded by the Bank correspond mainly to:

●	Line of credit and overdraft commissions: includes earned commissions during the year related to lines of credit granted and checking accounts overdrafts.
●	Guarantee and letters of credit fees: includes earned commissions during the year related to bank guarantees granted over actual or contingent obligations to third parties.
●	Credit card fees: includes earned and received commissions during the year related to credit and debit cards usage.
●	Accounts management fees: includes earned fees related to maintenance of checking accounts, savings accounts, and other accounts.
●	Collection and payment services fees: includes fee income related to collection services as well as payment services rendered by the Bank and its subsidiaries.
●	Brokerage and securities management fees: includes fee income related to financial assets brokerage and securities management and custody.
●	Insurance brokerage fees: includes insurance brokerage fees.
●	Other fee and commissions: includes income arising from currency exchange, financial advisory services, cashier checks issuance, placement of financial products and online banking services.

Commission expenses include:

●	Cards transactions fees: includes credit and debit card transaction fees related to income generated in those transactions.
●	Securities transactions fees: includes fees related to custody of securities and securities brokerage.
●	Other fees and commissions: includes mainly expenses generated from online services.

The Bank grants a group of benefits to its cardholders for which, in accordance with IFRS 15, has established provisions enough to comply with its performance obligations when these benefits become enforceable.

(iv)	Non-financial income and expenses

They are recorded in accordance with IFRS 15, identifying the performance obligations, allocating the transaction price to separate performance obligations, and recognizing income when these are satisfied.

(v)	Loan arrangement fees

Fees that arise from loans arrangement, opening accounts, study and information fees, they are accrued and recognized on a sistematic basis on the Consolidated Statement of Income throughout the life of the loan. However, opening fees, to the extent that the fee is not associated to a specific credit agreement, that is, there is no certainty of the amount actually disbursed and the moment in which the available funds will be used, both the fee and associated costs are immediately recorded on the Consolidated Statement of Income.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	29

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

n)Impairment

Assets are acquired or purchased based on the future economic benefits they produce. Accordingly, impairment is recorded when the carrying amount of those assets is lower than the recoverable amount. Assets are subject to impairment tests in order to properly reflect the future economic benefits that assets are capable to produce when used by the Bank. The Bank follows the criteria described below in order to assess impairment, when applicable:

(i)	Financial assets

A financial asset, other than those recorded at fair value through profit and loss, is evaluated on each financial statement reporting date in order to determine whether objective evidence of impairment exists. At the end of each reporting period the Bank assesses if objective evidence exist for a financial asset or group of financial assets to be impaired.

A financial asset or group of financial assets will be impaired if, and only if, objective evidence of impairment exists as a result of one or more events that occurred after initial recognition of the asset (“event causing the loss”), and this event or events causing the loss have an impact on the estimated future cash flows of a financial asset or group of financial assets, that can be estimated reliably. It may not be possible to identify a single event that causes of impairment.

An impairment loss relating to financial assets recorded at amortized cost is calculated as the difference between the recorded amount of the asset and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

Expected losses as a result of future events, regardless of their probability, shall not be recorded. Objective evidence for an asset or group of assets to be impaired includes the following events that cause losses: (i) significant financial difficulties of the issuer or debtor; (ii) failing to fulfil the terms of the contract; (iii) the lender, due to economic or legal reasons related to financial difficulties of the debtor, grants waivers or give unusual conditions that will not be granted in normal circumstances; (iv) it is probable that the debtor is in bankruptcy or any another financial reorganization; (v) there is no longer a market for the financial asset due to financial difficulties; or (vi) observable data indicates that since initial recognition of a group of financial assets there is a decrease in the estimated future cash flows, regardless of individual identification for each asset, including data about: (a) adverse changes in the payment behavior of debtors in the group; or (b) local or national economic conditions correlated to non-compliant in the group.

Individually significant financial assets are individually assessed to determine their impairment. The remaining financial assets are collectively evaluated in groups that share similar credit risk characteristics.

Impairment loss for available for sale investments, is calculated as the difference between the acquisition cost (net of any principal reimbursement) and the current fair value less any impairment loss previously recorded in income.

For equity investments classified as available for sale, objective evidence includes a significant and extended decrease under the initial fair value of the invested amount. In the case of debt instruments classified as available for sale investments, the Bank assess if objective evidence for impairment exist based on the criteria used for assessing loans impairment losses.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	30

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

If impairment evidence exists, any amount previously recorded in equity, net gains and losses recognized in the Consolidated Statement of Other Comprehensive Income, are transferred from equity to the Consolidated Statement of Income, presented as impairment of available for sale investments. This amount is calculated as the difference between acquisition cost (net of any amortization and reimbursement) and the current fair value of the asset, less any impairment loss on the investment previously recorded in the Consolidated Statement of Income.

When the fair value of available-for-sale debt instruments recovers at least to their amortized cost, it is no longer considered an impaired instrument and subsequent changes in fair value are reported in equity.

All impairment losses are recorded in income. Any impairment loss relating to a financial asset available for sale previously recorded in equity is transferred to profit or loss. The reversal of an impairment loss occurs only if it can be objectively linked to an event occurring after the initial impairment loss was recorded.

Reversal of an impairment loss shall not exceed the carrying amount that would have been determined if no impairment loss has been recognized for the asset in prior years. The reversal is recorded in income with the exception of available for sale equity financial assets, in which case it is recorded in other comprehensive income.

(ii)	Non-financial assets

The Bank’s non-financial assets, are reviewed at each reporting date to determine whether they show signs of impairment (i.e. its carrying amount exceeds its recoverable amount). If any such evidence exists, the recoverable amount of the asset is estimated, in order to determine the extent of the impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

In connection with other assets, impairment losses recorded in prior periods are assessed at each reporting date to determine whether the loss has decreased and should be reversed. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. Goodwill impairment is not reversed.

The Bank shall assess at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased.  If any such indication exists, the entity shall estimate the recoverable amount of that asset.

In assessing whether there is any indication that an impairment loss recognized in prior periods for an asset other than goodwill may no longer exist or may have decreased, an entity shall consider, as a minimum, external sources of information (the asset’s value has increased significantly during the period; significant changes with a favorable effect on the entity have taken place during the period, or will take place in the near future, in the technological, market, economic or legal environment in which the entity operates or in the market to which the asset is dedicated; market interest rates or other market rates of return on investments have decreased during the period, and those decreases are likely to affect the discount rate used in calculating the asset’s value in use and increase the asset’s recoverable amount materially) and internal sources of information such as significant changes with a favorable effect on the entity have taken place during the period, or are expected to take place in the near future, in the extent to which, or manner in which, the asset is used or is expected to be used. These

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	31

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

changes include costs incurred during the period to improve or enhance the asset’s performance or restructure the operation to which the asset belongs.

In the case of goodwill and indefinite useful life intangible assets or not yet available for use, the recoverable amount is estimated annually, at year end.

When impairment exists the carrying amount of the asset shall be reduced to its recoverable amount if, and only if, the recoverable amount of an asset is less than its carrying amount. This reduction is an impairment loss. An impairment loss shall be recognized immediately in profit or los.

When the amount estimated for an impairment loss is greater than the carrying amount of the asset to which it relates, the Bank shall recognize a liability if, and only if, that is required by another standard. After the recognition of an impairment loss, the depreciation (amortization) charge for the asset shall be adjusted in future periods to allocate the asset’s revised carrying amount, less its residual value (if any), on a systematic basis over its remaining useful life.

If an impairment loss is recognized, any related deferred tax assets or liabilities are determined in accordance with IAS 12 “Income taxes” by comparing the revised carrying amount of the asset with its tax base.

Impairment losses recognized in previous years are assessed at the end of each reporting period in order to identify any indication of impairment reduction or disappearance. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized of the asset in prior years.

(iii)	Goodwill

Goodwill is tested annually in order to determine if impairment losses exist and whenever there is an indication that the carrying value may be impaired. The impairment of goodwill is determined by evaluating the recoverable amount of each CGU (or group of CGUs) to which the goodwill relates. An impairment loss is recognized when the recoverable amount of the CGU is less than its carrying amount.

For the purpose of impairment testing, goodwill acquired in a business combination shall, from the acquisition date, be allocated to each of the acquirer’s cash-generating units, or groups of cash-generating units irrespective of whether other assets or liabilities of the acquiree are assigned to those units or groups of units. An impairment loss recognized for goodwill shall not be reversed in a subsequent periods.

According to IAS 36 “Impairment of assets” the annual impairment test for a cash-generating unit to which goodwill has been allocated or for intangible assets with indefinite useful lives may be performed at any time during an annual period, as long the test is performed at the same time every year. Different cash-generating units may be tested for impairment at different times.

o)Fixed assets

Items of fixed assets are measured at acquisition cost, net of accumulated depreciation and impairment, if any.

In addition to the price paid to acquire each item, the cost also includes, where applicable, the capitalized cost. The capitalized cost includes expenses attributed directly to the asset acquisition and any other costs directly attributable to the process of placing the asset in conditions to be used.

When some part of an item of the fixed assets has a different useful life to that fixed asset, it is recognized as a separate component (significant components of fixed assets).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	32

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

This item includes the amounts of property, land, furniture, vehicles, technological equipment, and other facilities own by the consolidated entities or acquired under financial leases. These assets are classified based on their use in:

(i)	Fixed assets for own use

Fixed assets for own use includes, but is not limited to, tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases. These assets are recorded at acquisition cost less the related accumulated depreciation and, if applicable, any impairment losses (when net carrying amount was higher than recoverable amount). For accounting purposes, acquisition cost of the received asset is considered to be its net amount.

Depreciation is calculated using the straight line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation. Fixed assets in leased properties are depreciated over the shorter period of time between their useful lives or the term of the lease, unless it is certain that the Bank will acquire the property at the end of the lease.

The consolidated entities assess at each reporting date whether there is any indication that the carrying amount of any tangible asset exceeds its recoverable amount. If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in accordance with the revised carrying amount and to the new remaining useful life.

In a similar manner, when indication exists that a material asset has recovered its value, the consolidated entities recognize the impairment loss reversal and the future depreciation charges are adjusted accordingly. In no case the impairment loss reversal of an asset can increase its value over the initial value as it no impairment losses were recognized in previous years.

The estimated useful lives of the items of fixed assets held for own use are reviewed at the end of each reporting period to detect significant changes. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Consolidated Statement of Income in future years on the basis of the new useful lives.

Maintenance expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred.

(ii)	Assets leased out under operating leases

The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record the impairment losses thereof, are consistent with those described in relation to fixed assets held for own use.

p)Intangible assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of legal or contractual rights, internally developed by the consolidated entities, as well as those generated in a business combination. These are assets for which the cost can be reliably measured and it is probable that future economic benefits attributable to the asset will flow to the Bank. The cost of intangible assets acquired or originated in a business combination correspond to its fair value at the acquisition date.

Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	33

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

The Bank shall assess whether the useful life of an intangible asset is finite or indefinite and, if finite, the length of, or number of production or similar units constituting, that useful life. An intangible asset shall be assessed by the Bank as having an indefinite useful life when, based on an analysis of all of the relevant factors, there is no foreseeable limit to the period over which the asset is expected to generate net cash inflows for the Bank.

The accounting for an intangible asset is based on its useful life. An intangible asset with a finite useful life is amortized over its useful life, and it is reviewed in order to determine if the asset is impaired. The amortization period and the amortization method shall be reviewed at least at each financial year-end. An intangible asset with an indefinite useful life is not amortized. The Bank tests for impairment by comparing its recoverable amount with its carrying amount annually and whenever there is an indication that the intangible asset may be impaired

(i)	Software

The software acquired by the Bank is recognized at cost less the accumulated amortization and impairment, if any.

The expenses in software developed internally are recorded as assets when the Bank is capable of proving its intention and ability to complete development, when internal use will generate future economic benefits, and when the cost of completing its development can be reliably measured. The capitalized costs of the software developed internally include all the direct costs attributable to the development of the software, and it is amortized over the course of its useful life. Software developed internally is recorded at cost less the accumulated amortization and losses from impairment.

The subsequent expenditures associated with the asset are capitalized only when future economic benefits from them will flow to the Bank. The rest of the expenditures are recognized in income.

Intangible assets are amortized on a straight-line basis over their estimated useful life; starting on the date it is ready for use.

(ii)	Generated in a business combination

According to IFRS 3 “Business combinations”, when an intangible asset is acquired or generated in a business combination it cost will be the fair value at the acquisition date. The fair value of an intangible asset represents expectations of market participants at the acquisition date over the probability that future economic benefits from the asset will flow to the entity. In other words, the entity expects that economic benefits flows to them, even though there is uncertainty about the date or the amount of them.

As set forth by IAS 38 “Intangibles assets” and IFRS 3, the acquirer will recognize an intangible assets from the acquiree at the acquisition date separately from Goodwill independently if the asset was previously recognized by the acquiree before the business combination.

In connection with the aforementioned, the business combination between Itaú Chile and Corpbanca gave rise to intangible assets and Goodwill as indicated in Note 13 Intangible Assets.

(iii)	Other identifiable intangibles

Correspond to those intangible assets that can be identified, the Bank controls them, can be reliably measured and it is probable that future benefits will flow to the Bank.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	34

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

q)Factoring transactions

The Bank performs operations with their clients, in which they receive invoices and other credit representative trading instruments with or without recourse to the transferor, anticipating a percentage of the total amount receivable of the borrower upon collection. These transactions are valued at the disbursed amounts by the Bank in exchange for invoices or other credit representative trading instruments.

The price differences between the disbursed amounts and the nominal amount of the documents are recorded in the Consolidated Statement of Income as interest income applying the effective interest rate method, over the term of the transaction. The responsibility of payment of the documents remains with the client (assignor).

r)Leases

On the date of commencement of a lease the Bank recognizes an asset for right of use and a liability for lease in accordance with the provisions of IFRS 16 “Leases”.

(i)	Assets for right-of-use

At the beginning of a lease, the right-of-use asset is measured at cost. The cost includes (a) the amount of the initial measurement of the lease liability; (b) lease payments made before or from the start date, less lease incentives received; (c) the initial direct costs incurred by the lessee; and (d) a modification of the costs to be incurred by the lessee when dismantling and eliminating the underlying asset, restoring the place in which it is located or restoring the underlying asset to the condition required by the terms and conditions of the lease.

After the initial recognition date, the Bank measures the assets by right of use applying the cost model, which is defined as the asset by right of use measured at cost (a) less accumulated depreciation and accumulated risk losses of value; and (b) adjusted for any new measurement of the lease liability.

The Bank applies the depreciation requirements established by IAS 16 "Property, plant and equipment" over the right-of-use in these type of transactions.

If the lease transfers ownership of the underlying asset to the Bank at the end of the lease term or if the cost of the right-of-use asset reflects that the Bank exercises a purchase option, the Bank depreciates the right-ofuse asset from the date of beginning of it until the end of the useful life of the underlying asset. In another case, the Bank depreciates the asset by right of use from the start date until the end of the useful life of the asset whose right of use has or until the end of the lease term, whichever comes first.

The Bank applies IAS 36 “Impairment of assets” to determine if the right-of-use asset presents changes in value and accounts for identified value risk losses.

As of December 31, 2020, the Bank has not identified impairment in the value of the right-of-use assets.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	35

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

(ii)	Lease liability

The Bank measures the lease liability at the present value of lease payments that have not been paid as of that date. Lease payments are discounted using the interest rate implicit in the lease, if that rate could be easily determined. Since that rate cannot be easily determined, the Bank uses the incremental rate for loans (cost of funding).

The lease payments included in the measurement of the lease liability determined the payments for the right of use the underlying asset during the term of the not cancelable lease at the measurement date which includes (a) fixed payments, less any lease incentive receivable (b) variable lease payments, which depends on an index or rate, recently measured using the index or rate on the start date; (c) it matters that the lessee expects to pay as residual value guarantees; (d) the exercise price of a purchase option if the lessee is reasonably sure to exercise that option; and (e) payments for penalties arising from the termination of the lease, if the term of the lease reflects that the lessee exercises an option to terminate the lease.

After the date of initial recognition, the Bank measures the lease liability in order to recognize (a) the interest on the lease liability; (b) lease payments made; and (c) the new measurements or modifications of the lease, and also for fixed lease payments that have essentially been reviewed.

The Bank makes new measures of the lease liability discounting the modified lease payments, if (a) there is a change in the expected amounts payable related to a residual value guarantee. A lessee will determine the lease payments to determine the change in the amounts expected to be paid under the residual value guarantee; (b) there will be a change in future lease payments determined from a change in an index or a rate used to determine those payments. The Bank measures the lease liability again to modify the modified lease payments only when there is a change in cash flows. The Bank will determine the revised lease payments, for the remainder of the lease term, based on the revised contractual payments.

The Bank measured the lease liability at the present value of the lease payments discounted using the incremental interest rate for loans (cost of funding).

s)Allowances for loan losses

The Bank has established allowances to cover the incurred and expected losses of certain financial assets that have been determined in accordance with the regulations and instructions set forth by the CMF and models and methodologies based on individual and collective analysis of the borrowers, approved by the Board of Directors with the aim of establishing in a timely manner allowances required and sufficient enough to cover incurred and expected losses based on risk characteristics of debtors and their loans that determine the payment behavior and subsequent collection.

Processes and policies compliance are evaluated and supervised according to the established internal control procedures with the purpose of ensuring its compliance and an adequate level of allowances to cover expected and incurred losses.

Individual assessment of borrowers is performed when the customer, due to its size, complexity or exposure, is required to be identified and analyzed on an individual basis. Collective assessment is used for a large number of transactions with homogeneous characteristics, for small amounts which relate to individuals or small size entities.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	36

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

In order to establish allowances for loan losses, an assessment of the loans and contingent loans portfolios is performed as indicated below:

●	Individual allowances for the normal portfolio.
●	Individual allowances for the substandard portfolio.
●	Individual allowances for the non-compliant portfolio.
●	Group allowances for the normal portfolio.
●	Group allowances for the non-compliant portfolio.

(i)	Individual allowances

When a debtor is considered as individually significant, i.e. with significant levels of debt and for those ones that are not significant but cannot be classified in groups of financial assets with homogeneous credit risk characteristics, and due to its size and complexity or exposure it is required to be individually assessed.

The methodology used to classify and determine its allowances is performed in accordance with Chapter B1 “Provisions for credit risk” from the CAS, assigning risk categories to each debtor according to the following detail:

Normal portfolio

It corresponds to debtors whose capacity payments allows them to comply with their obligations and commitments, and according to the economic-financial situation this condition will not change. The classifications assigned to this portfolio are the categories that goes from A1 to A6. Notwithstanding the above, the Bank must maintain a minimal allowance percentage of 0.5% over its loan portfolio and contingent loans that form part of the Normal portfolio.

Substandard portfolio

The substandard portfolio includes the borrowers which have financial difficulties, or whose payment capacity worsened significantly, presenting reasonable doubt regarding the probability principal and interest under the contractually agreed terms, indicating that they are less likely to comply with their financial obligations in the short term. In addition, borrowers that recently held loans in default for over 30 days also are included in the substandard portfolio. The classifications assigned to this portfolio are categories B1 to B4.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	37

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

Normal and Substandard portfolios

As part of the debtors’ individual analysis, the Bank classifies its debtors into the aforementioned categories, assigning probabilities of default (PD) and loss given default (LGD), which yield the expected loss percentages as a result. These variables are regulated by the CMF to be applied to each of the individual categories.

Below are presented the probabilities of default and loss given default, as established by the CMF:

	Debtor	Probability of default	Loss given default	Expected loss
Type of portfolio	category	(PD)	(LGD)	(EL)
		(%)	(%)	(% allowance)
	A1	0.04	90.00	0.03600
	A2	0.10	82.50	0.08250
Normal portfolio	A3	0.25	87.50	0.21875
	A4	2.00	87.50	1.75000
	A5	4.75	90.00	4.27500
	A6	10.00	90.00	9.00000
	B1	15.00	92.50	13.87500
	B2	22.00	92.50	20.35000
Substandard portfolio	B3	33.00	97.50	32.17500
	B4	45.00	97.50	43.87500

In order to determine the amount of allowance to be established, the first step is to determine the net exposure which is comprised of loans and receivables plus loan commitments, less the amount to be recovered by collateral execution and then the corresponding expected losses percentages are applied. The Bank must demonstrate that the collateral value considered as an exposure deduction reasonably reflects the value that the collateral would have when disposed. The credit risk category of the debtor is substituted by the credit risk category of the guarantor only if the guarantor is an entity with a credit risk classification corresponding to an investment grade or higher, granted by a national or international classification agency approved. In any case the guaranteed values may be deducted from the exposure amount. The procedure apply only in the case of financial or real guarantees.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	38

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

Non-compliant portfolio

Non-compliant portfolio includes the loans to borrowers for which recovery is considered remote, given that they have suffered a loss event resulting in impairment. This portfolio includes borrowers with evident signs of possible bankruptcy, as well as those in which a forced debt renegotiation is required, and also includes any borrower with loans in default for equal to or greater than 90 days in the payment of interest or principal of any loan. This portfolio includes borrowers classified under categories C1 to C6 in the classification scale established below and classification is assigned to the debtor’s portfolio at the classification at the riskiest level, including 100% of the loan commitments that those borrowers maintain.

In calculating allowances for the non-compliant portfolio, loss rate percentages are used, which must be applied to the exposure, corresponding to the sum of loans and receivables and loan commitments held by the same borrower. In order to apply this percentage, an expected loss rate must be estimated first, deducting from the exposure the amounts expected to be recovered by execution of collateral and, in the case of having solid data that justifies them, deducting also the net present value of expected recoveries that can be obtained by the execution of actions to collect, net of expenses associated with these actions.

That loss rate must be classified into one of the nine categories defined according to the range of losses effectively expected by the Bank for all the operations of an individual borrower.

Allowance percentages to be applied over the exposition are as follows:

Type of portfolio	Risk scale	Expected loss range	Allowance
	C1	Up to 3%	2%
	C2	More than 3% and up to 20%	10%
	C3	More than 20% and up to 30%	25%
Non-compliant portfolio	C4	More than 30% and up to 50%	40%
	C5	More than 50% and up to 80%	65%
	C6	More than 80%	90%

Loans are kept in this category until there is observable evidence to conclude that the capacity and payment behavior is back to normal, regardless of charging-off loans that comply with the conditions established in the accounting policy indicated in letter t) “Impaired loans and charge-offs”, charge-off section (title II of Chapter B-2 of the Compendium of Accounting Standards).

To remove a debtor from this portfolio, once the circumstances that made it be classified in this category are overcome, all the following requirements must be met, in a copulative manner::

1) None of the debtor obligations with the Bank are overdue for more than 30 days.

2) No new refinancing of loans has been granted.

3) At least one of the payments received includes principal payment (total or partial).

4) If the debtor has a loan with partial payments due within six months, two payments have been made.

5) If the debtor has to pay monthly installments for one or more loans, at least four consecutive installments have been paid.

6) The debtor shows no direct unpaid debts in the consolidated information provided by the CMF, unless those debts are not material.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	39

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

(ii)	Group allowances

Collective assessment are used to deal with a large number of loan transactions with small amounts granted to individuals and small size companies. This type of assessment, as well as the criteria to apply for them, must be consistent with those used when loans were granted.

To establish allowances, collective assessment requires grouping loans with homogeneous characteristics in terms of type of debtor and loan conditions, in order to conform, by technically formulated methodologies and following prudential criteria, the payment behavior of the group and the recoveries for defaulted loans.

Based on the above, the groups are assigned with a probability of default (PD) and loss given default (LGD) considering the profile that best suits the loan. Net exposure is calculated, which includes the book value of the loan plus contingent loans.

Standard method for mortgage loans allowances

For the purposes of calculating credit risk provisions of the mortgage loan portfolio for housing, the Bank uses the standard provision method for mortgage loans established in the CNC. According to this method the provision factor to be applied, represented by the expected loss (EL) over the amount of the mortgage loans, depends on the overdue of each loan and the relation, at the end of each month, between the gross exposure and the corresponding collateral (LTV), according to the following table:

	Number of days					Default
LTV range	overdue	0	1 - 29	30 - 59	60 - 89	portfolio
	PD (%)	1.0916	21.3407	46.0536	75.1614	100
LTV ≤ 40%	LGD (%)	0.0225	0.0441	0.0482	0.0482	0.0537
	EL (%)	0.0002	0.0094	0.0222	0.0362	0.0537
	PD (%)	1.9158	27.4332	52.0824	78.9511	100
40% < LVT ≤ 80%	LGD (%)	2.1955	2.8233	2.9192	2.9192	3.0413
	EL (%)	0.0421	0.7745	1.5204	2.3047	3.0413
	PD (%)	2.5150	27.9300	52.5800	79.6952	100
80% < LVT ≤ 90%	LGD (%)	21.5527	21.6600	21.9200	22.1331	22.2310
	EL (%)	0.5421	6.0496	11.5255	17.6390	22.2310
	PD (%)	2.7400	28.4300	53.0800	80.3677	100
LVT > 90%	LGD (%)	27.2000	29.0300	29.5900	30.1558	30.2436
	EL (%)	0.7453	8.2532	15.7064	24.2355	30.2436

In case the same debtor has more than one mortgage loan with the Bank and one of those loans is 90 days overdue or more all those loans are incorporated to the Non-compliant portfolio, calculating allowances for each one of those loans applying the corresponding percentage according to the LTV.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	40

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

For mortgage loans related to housing programs and benefits from the Government, when guaranteed by the corresponding auction insurance, the allowance percentage could be weighted for a loss mitigating factor, which depends on the LTV percentage and the value of the property at inception. The loss mitigating factors are those shown in the table below:

	MP factor of mitigation of losses for credits with state
Range LTV	insurance of auction
	Section V: Deed price of the house (UF)
	V ≤ 1,000	1,000 < V ≤ 2,000
LTV ≤ 40%	100%	100%
40% < LTV ≤ 80%	100%	100%
80% < LTV ≤ 90%	95%	96%
LTV > 90%	84%	89%

Provisions for commercial loans

The Bank uses the three standard models established in the CAS, in order to determine the provisions of the group commercial portfolio. The applicable percentages of provision and the parameters used to determine the provision, are set out on the CAS.

●	Commercial leasing operations

The allowance is determined based on the book value of the commercial lease operations (including the purchase option). The allowance percentage used in the calculation will depend on the delinquency of each operation, the type of leased asset and the relationship, at the end of each month, between the book value of each operation and the value of the leased asset (LTV), as indicated in the following tables:

Probability of Default (PD) applicable according to delinquency and type of asset (%)
Days in arrears of the operation at	Type of leased assets
the end of the month	Real estate	Non-real estate
0	0.79	1.61
1-29	7.94	12.02
30-59	28.76	40.88
60-89	58.76	69.38
Non-compliant portfolio	100.00	100.00

Loss Given Default (LGD) applicable according to LTV range and type of asset (%)
LTV= Book value/Value of the leased asset
LTV range	Real estate	Non-real estate
LTV <= 40%	0.05	18.20
40% < LTV <= 50%	0.05	57.00
50% < LTV <= 80%	5.10	68.40
80% < LTV <= 90%	23.20	75.10
LTV > 90%	36.20	78.90

The LTV relationship is determined considering the guarantee appraisal value, expressed in UF for real estate and in Chilean pesos for non-real estate, recorded at inception, considering any transitory event that may cause an increase on the value of the asset.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	41

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

• Student loans

The expected loss (%) is applied over the amount of the student loan and the exposure of the contingent credit when applicable. The factor used is determined based on the type of student loan and the collectable payment of principal or interest, at the end of each month. Only when payment is due, the factor will also depend on overdue.

Probability of Default (PD) applicable according to payment enforceability delinquency and type of loan (%)
Presents payment of principal or	Overdue days at the	Type of Student Loan
interest at the end of the month	end of the month	CAE	CORFO or other
Yes	0	5.20	2.90
	1-29	37.20	15.00
	30-59	59.00	43.40
	60-89	72.80	71.90
	Portfolio in default	100.00	100.00
No	N/A	41.60	16.50

Loss given default due according to the enforceability of the payment and type of loan (LGD) (%)
Presents payment of principal or interest at the end of	Type of Student Loan
the month	CAE	CORFO or other
Yes	70.90	70.90
No	50.30	45.80

For loans granted in accordance with Law No. 20,027, the Bank considers the Government as a qualified guarantor for 90% of the loan.

●	Generic commercial placements and factoring

Factoring operations and commercial loans, other than those indicated above, expected loss (%) is applied over the amount of the loan and on the exposure of the contingent credit. The factor used is determined based on whether the operation has guarantees and it’s overdue. In addition for those operations with guarantees, the relationship between the debtor´s obligations to the bank and the value of the guarantees (LTV) is used to determine the factor as indicated in the following tables:

Probability of Default (PD) applicable according to delinquency and LTV range (%)
Days of delinquency at the end of the month	With collateral				No collateral
	LTV <=100%	%	LTV >100%	%
0	1.86		2.68		4.91
1-29	11.60		13.45		22.93
30-59	25.33		26.92		45.30
60-89	41.31		41.31		61.63
Portfolio in default	100.00		100.00		100.00

Loss Given Default (LGD) applicable according to LTV range (%)
		Commercial operations or	Factoring with
		factoring without transferor’s	transferor’ s
	LTV ranges	responsibility	responsibility
	LTV <= 60%	5.00	3.20
With collateral	60% < LTV <= 75%	20.30	12.80
	75% < LTV <= 90%	32.20	20.30
	90% < LTV	43.00	27.10
	No collateral	56.90	35.90

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	42

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

A guarantee or collateral can only be considered if, the guarantee was constituted in favor of the Bank with preference and if the guarantees is directly associates with the debtor´s credits (not shared with other debtors). For the purposes of calculating the LTV, the invoices assigned in the factoring operations, nor the guarantees associated with mortgage loans can be considered.

The guarantees used in calculating the LTV relationship may be of a specific or general purpose, including those that are simultaneously specific and general. For specific guarantees, the LTV ratio must be calculated independently for each guaranteed transaction. For general and specific guarantees, LTV is determined as the division between the sum of the amounts of the loan and exposures of contingent credits and the general, or general and specific guarantees considering any restriction.

Non-compliant portfolio – Collectively assessed loan

Non-compliant portfolio includes the loans to borrowers for which recovery is considered remote, given that they have suffered a loss event resulting in impairment. This portfolio includes borrowers with evident signs of possible bankruptcy, as well as those in which a forced debt renegotiation is required, and also includes any borrower with loans in default for equal to or greater than 90 days in the payment of interest or principal of any loan.

The following can be excluded from the group non-compliant portfolio:

a)	Mortgage loans overdue for less than 90 days, unless the debtor has another loan of the same type with large overdue; and,
b)	Student loans as set forth in Law No. 20,027, that do not present conditions indicated in Circular No. 3,454 dated December 10, 2008.

All debtor’s loans should be classified in the Non-compliant portfolio until a normalization of its behavior and management capacity can be observed, regardless of charge-offs requirements indicated in the accounting policy detailed in letter w), charge-offs section (title II, Chapter B-2 of the Compendium of Accounting Standards). In order to remove a debtor from the Non-compliant portfolio, once the circumstances that made it be classified in this category are overcome according to these standards, all the following requirements must be met:

1) None of the debtor obligations with the Bank are overdue for more than 30 days.

2) No new re-financing of loans has been granted.

3) At least one of the payments received includes principal payment (total or partial).

4) If the debtor has a loan with partial payments due within six months, two payments have been made.

5)  If the debtor has to pay monthly installments for one or more loans, at least four consecutive installments have been paid.

6) The debtor shows no direct unpaid debts in the consolidated information provided by the CMF, unless those debts are not material.

(iii)	Guarantees

Las Guarantees can be considered for allowances calculation purposes only if they are legally documented and comply with all conditions and requirements to be executable in Bank’s favor.

In all cases, for purposes of the standards established by the CMF, the Bank should be able to demonstrate the mitigating effect of the guarantees over the inherent credit risk of the exposures. For allowances calculation purposes, guarantees will be treated according to the following, as applicable:

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	43

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

1)	Collateral and guarantees. Considers contractual agreements to guarantee a specific loan or loans in a way that the coverage over the exposure can be clearly defined and where the rights to collect have been unquestionably transferred over to the guarantor.
2)	Guarantees. In order to apply the deduction method or to determine recovery rates, valuation of property and other guarantees (mortgages or financial instruments guarantees) must reflect the net inflow that will be obtained from the sale of the assets, debts instruments or shares in the event that the borrower falls into default and a secondary source of payment is required. In applying the deduction method, the amount to be recovered by executing the guarantee, corresponds to the present value of the asset sold in its current market condition at disposal, minus all expenses required to keep the asset in its current conditions and to sell them, all in accordance with the Bank policies and terms established by Law for assets disposal.
3)	Security deposit. On this type of guarantees the adjustment of its fair value may be deducted from the exposition, solely when the guarantee can be established with the unique aim to guarantee compliance with the related loans.

Leased assets

Estimated losses when establishing allowances based on the assessment method corresponding to each debtor, consider the amount that will be obtained if the leased asset are sold, taking into account any potential impairment for the assets in case of debtor’s default and the related recovery and relocation expenses.

Factoring operations

Establishing allowances for factoring operations will consider as counterparty the entity ceding rights over the endorsed in favor of the Bank, when the cession is recourse for the latter, and to the debtor when the cession has been made without recourse.

(iv)	Additional provisions

The Bank can establish provisions in addition to those calculated by applying the loan portfolio assessment models, according to the set forth in number 9 of Chapter B-1 of the CAS. These provisions can be established with the purpose of addressing the risks arising from macroeconomic fluctuations by anticipating expansive economic cycle downturns which could materialize in the worsening of the economic environment in the future and, in that manner, operate as an anti-cycle mechanism to accumulate additional provisions during positive economic conditions and release or use provisions when negative economic conditions are present.

According to the above, additional provisions shall always correspond to general allowances for commercial, consumer or mortgage loans, or to identify segments of them and in no case can be used to compensate deficiencies in the Bank’s models.

As of December 31, 2020, the Bank maintained additional provisions for its commercial, consumer and mortgage portfolio amounting to MCh$137,848 see Note 21 Provisions (as of December 31, 2019, the Bank does not maintain additional provisions for its commercial, consumer and mortgage portfolio).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	44

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

t)Impaired loans and charge-offs

Impaired loans

This portfolio is comprised of the following assets:

●	For individually assessed debtors, includes loans classified in the “Non-compliant portfolio” and those classified under categories B3 and B4 of the “Substandard portfolio”, as described above.
●	For those debtors collectively assessed, includes all loans classified in the “Non-compliant portfolio”.

Charge-offs

As a general rule, charge-offs should be applied when contractual rights to cash flows expire. In the case of placements, even if this does not occur, the respective asset balances will be written off in accordance with the provisions of CAS, Chapter B-2, Title II "Impaired and written-off loans".

The write-offs in question refer to the derecognition in the Consolidated Statement of Financial Position of the asset corresponding to the respective operation, including, therefore, that part which might not be due if it were a loan payable in instalments or partial payments, or a leasing operation (there are no partial writeoffs).

Charge-offs are always recognized against provisions for loan losses, according to Chapter B-1 of the CAS, regardless of the reason.

Charge-off of loans and accounts receivable must take place when the following circumstances exist, whichever happens first:

1)	The Bank, based on all available information, concludes that no inflow related to the recorded loan will be received.
2)	When a loan or account receivable with no legal documentation is 90 days overdue since recorded as an asset.
3)	When the legal term for all legal shares to collect the loan have expired.
4)	When a loan is overdue for a period of time that complies with the term listed below:

Type of loans	Term
Consumer loans with or without guaranties	6 months
Consumer leasing	6 months
Others operations of leasing no real state	12 months
Others operations without guaranties	24 months
Commercial loans with guaranties	36 months
Real state leasing (commercial and home purchase)	36 months
Mortgage loans for home	48 months

The term corresponds to the time passed since the date in which the loan became collectable partially or totally.

Recovery of assets previously charged-off

Payments received from loans previously charged-off are recognized directly as income, as recoveries of loans previously charged-off in “Provisions for loan losses” compensating the provision expense for the year.

In the event that recoveries through goods or non-financial assets income will be recognized for the amount in which those assets are recorded, according to Chapter B-5 “Assets received in lieu of payment” of the CAS. Same criteria will be followed for repossessed leased assets granted under finance leases, after being charged-off when incorporated back as assets.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	45

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

Renegotiation of previously charged-off loans

Any renegotiation of a charged-off loan will not give rise to income recognition, as long as it classified as impaired. Any payment received is treated as a recovery of loans previously charged-off.

The renegotiated loan is recorded as an actual asset when losses its characteristic of impaired, recording income as a recovery of a loan previously charged-off. Same criteria is applied when a loan is granted to pay for a loan previously charged-off.

Recovery of loans previously charged-off

The recoveries of loans that were previously charged-off are recognized directly in the Consolidated Statement of Income as a reduction of the provisions for loan losses.

u)Contingent loans

Contingent loans are understood as those transactions or commitments for which the Bank is taking a risk when obligating in third parties benefit as requested by its customer subject to the occurrence or nonoccurrence of a future event to pay a certain amount which will subsequently recovered from its customer.

The Bank maintains recorded in off-balance accounts the following amounts related to commitments or responsibilities in the normal course of business.

1) Guarantees agreement: Includes collaterals, guarantees and stand by letter of credit as indicated in Chapter 8-10 of the Updated Compilation of Rules (RAN). Additionally, includes payment guarantees for factoring operations as indicated in Chapter 8-38 of the RAN.

2) Confirmed foreign letters of credit: Corresponds to letters of credit confirmed by the Bank.

3) Letters of credit issued: Includes documentary letters of credit issued by the Bank not yet negotiated.

4) Documented guarantees: Corresponds to documented guarantees granted with promissory notes as indicated in Chapter 8-11 of the RAN.

5) Available lines of credit: Considers the not used amounts of lines of credit which allow clients to use loans without additional approval from the Bank (i.e. for the usage of credit cards or checking account overdrafts).

6) Other loans commitments: Includes amounts for loan commitments not disbursed which should be granted in a future agreed date or disbursed when agreed terms are met, such as credit lines linked to stage of completion of projects or student loans (Law No. 20,027).

7) Other contingent loans: Includes any other type of commitment of the Bank that could exist and could give rise to an effective loan when certain future events take place. In general, includes unusual transactions such as delivery of instruments as collateral to guarantee payment for loan transactions between third parties or derivative contracts transactions entered into on behalf of third parties that could imply a payment obligation not covered by a deposit.

The amount of these contingent loans are considered at the end of each reporting period to calculate allowances for loan losses required by Chapter B-1 “Provisions for loan losses” of the Compendium of Accounting Standards, and the amounts must be calculated according to the exposition factor, according to the following table:

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	46

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

Type of contingent loans	Exposition
1) Guaranties and security bonds	100%
2) Foreign credit letters confirmed	20%
3) Documentary credit letters issued	20%
4) Guarantee papers	50%
5) Available credit lines	35%
6) Other credit commitments:
- Loans for higher education, Law N°20,027	15%
- Others	100%
7) Other contingent loans	100%

However, when evaluating contingent loans for clients with non-compliant loans the amount to be considered to calculate provisions for loan losses shall be 100% of the contingent loan as indicated in Chapter B-1 as previously indicated.

v)Provisions for contingent loans

The Bank maintains in off-balance accounts amounts related to commitments or responsibilities due to its normal activities: Guarantees, letters of credit, documented guarantees, available lines of credit, other loans commitments, and other contingent loans.

The amount of contingent loans is considered at the end of each reporting period in order to calculate provisions for loans losses according to Chapter B-1 of the Compendium of Accounting Standards, using the methodology set forth in letter b) “Guarantees”.

w)Income taxes and deferred taxes

The Bank has recognized an expense (income) arising from gains or losses for each year, according to the applicable taxation rules for each country or jurisdiction it operates.

The income tax expense for the year includes the sum of current tax, which results from applying the current rates to the taxable profit for the year (after deducting the tax credits allowed), and the change in deferred tax assets and liabilities recognized in the Consolidated Statement of Income.

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax basis. The measurement of deferred tax assets and liabilities is based on the tax rate, in accordance with the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability will be settled. The future effects of changes in tax legislation or tax rates are recorded in deferred taxes beginning on the date on which the law is enacted or substantially enacted.

x)Provisions, contingent assets, and contingent liabilities

A provision is a liability of uncertain timing or amount. Provisions are recorded in the Consolidated Statement of Financial Position when the Bank:

●	has a present obligation (legal or constructive) as a result of past events,
●	it is probable that an outflow of resources will be required to settle these obligations, and
●	the amount of these resources can be reliably measured.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	47

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

A contingent liability is any possible obligation arising from past events whose existence will be confirmed by the occurrence or non-occurrence of one or more uncertain future events that are not wholly within the control of the Bank.

Guarantees agreement, confirmed foreign letters of credit, letters of credit, letters of guarantee, unused lines of credit, other credit commitments, other contingent credits (see letter v) are classified as contingent in supplementary information.

The consolidated financial statements include all the material provisions with respect to which it is considered that it is more likely than not that the obligation will have to be settled.

Provisions (quantified using the best available information on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year) are used to satisfy specific obligations for which they were originally recognized. Partial or total reversals are recognized when such liabilities cease to exist or are reduced.

Provisions are classified according to the obligation covered (see Note 21 Provisions), as follows:

●Provision for employee salaries and expenses
●Provision for mandatory dividends
●Provision for contingent credit risks
●Provisions for contingencies (including country risk, additional provisions, and others)

Provisions for restructuring cost

They are constructive obligation that rises from a restructuring plan. A restructuring plan is a programme that is planned and controlled by management, which changes either, the scope of the business undertaken; or the manner in which that business is conducted.

The provision for restructuring cost are recognized in accordance with IAS 37 “Provisions, Contingent Liabilities and Contingent Assets” once the Bank has the real expectation of executing the plan, either by having started to execute the plan or by having announced its main characteristics those who are going to be affected.

y)Employee benefitsShort-term benefits

Correspond to personnel benefits (other than termination benefits) that are expected to be settled within twelve months after year end over which the employees have rendered their services.

These are recognized when the employee has rendered the service and are measured at the undiscounted amount of benefits expected to be paid in exchange for that service:

●As a liability (accrued expense), after deducting any obligation already satisfied. If the amount already paid is higher than the gross amount of the benefits, the Bank will recognize this excess as an asset (amount paid in advance), when it represents a reduction of future payments or a recoverable amount in cash.
●As an expense when the entity consumes the economic benefit arising from the service provided by an employee in exchange for employee benefits, unless other IFRS requires or allows the recognition of those disbursements as part of the cost of an asset.

Personnel vacations

The annual cost of personnel vacations and benefits are recognized on an accrual basis.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	48

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

Post-employment benefits

Correspond to employee benefits (other than termination benefits and short-term employee benefits) that are expected to be settled after the completion of employment. Post-employment benefits plans are agreements, formal and informal, in which the Bank is committed to provide benefits to one or more employees after completion of their employment. Plans providing these benefits are classified as either defined contribution plans or defined benefit plans, depending on the economic substance of the plan as derived from its principal terms and conditions.

Defined contribution plans, the obligation is recognized for the amounts to be contributed in the period.

Defined benefit plans, a liability is recognized based on the estimated benefit cost that employees have accrued for services rendered, less the present value of the defined benefit obligation and present value of present services. Present service cost and gain or loss upon settlement will be recognized in the income statement for the year. Gains and losses generated from the remeasurement of the liability will be recognized in other comprehensive income.

Other long-term benefits

Other long-term employee benefits are employee benefits, other than short-term, post-employment and termination benefits, which are not due for payment within 12 months after the end of the period in which the employees render the service.

The regulations require the recognition of a liability for the present value of the defined benefit obligation less the fair value of the plan assets, if any. The results generated from its remediation will be recognized in the results of the year.

Termination benefits

Termination benefits are employee benefits provided in exchange for the termination of an employee’s employment, as a consequence of:

●	A decision of the entity to terminate the employee’s employment before the normal termination date; or
●	The decision of an employee to accept an offer with benefits in order to terminate the employment before the normal termination date.

An entity recognizes a liability and expense for termination benefits at the earlier of the following dates:

●	When the entity can no longer withdraw the offer of those benefits; and
●	When the entity recognizes costs for a restructuring that is within the scope of IAS 37 “Provisions, contingent liabilities and contingent assets” and involves the payment of termination benefits.

z)Provision for mandatory dividends

A libility recognized due to the legal obligation to distribute 30% of the profit of the year in compliance with Public Company Law (30%) or in accordance with the provisions of the company bylaws. For the year ended December 31, 2019, the Bank provisioned 30% of its net income. For the year ended December 31, 2020, no provision was recorded given the net loss. This provision is recorded as a decrease in “Retained earnings” under the concept “Provision for mandatory dividends” within the Consolidated Statement of Changes in Equity.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	49

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

In the Bank’s bylaws, title VII, it is established that the Bank should distribute annually as a dividend to its shareholders, as a proposal of the Board of Directors and based on the number of shares, at least thirty percent (30%) of the net income of the year. Furthermore, no dividends distribution will take place if there are equity losses (negative reserves) until these losses are recovered or if a dividend distribution will cause a non-compliance of the capital requirements established by the Ley General de Bancos (General Bank Law).

For all matters related to dividends distributions, the Bank is subject to the terms incorporated in the Transaction Agreement (dated January 29, 2014 and its subsequent modifications), which was approved by the Ordinary Shareholders Meeting (dated March 11, 2016).

aa) Assets received or awarded in lieu of payment

Assets received or awarded in lieu of payment of loans and accounts receivable from clients are recognized at their fair value (as determined by an independent appraisal). A price is agreed upon by the parties through negotiation or, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction. In both cases, an independent appraisal is performed.

The excess of the outstanding loan balance over the fair value is charged to net income for the year, under “Provision for loan losses”.

Any excess of the fair value over the outstanding loan balance, less costs to sell of the collateral, is returned to the client. These assets are subsequently adjusted to their net realizable value less cost to sale, and the difference between the carrying value of the asset and the estimated fair value less costs to sell is charged to income, under “Other operating expenses”.

Write-offs required by local regulations are applied according to the Bank’s policies which cannot exceed one year. However, in some circumstances, the CMF, could allow the Bank to have an additional 18 months term to dispose these assets.

bb) Customer loyalty programs

The Bank maintains a loyalty program to provide incentives to its customers, allowing them to purchase goods or services with certain benefits which are granted through credit cards issued by the Bank when they purchase according to the conditions established for each loyalty program.

The Bank has an adequate level of provisions in order comply with its current obligations and to properly reflect the associated expense when providing the benefits.

cc)Non-current assets held for sale (in “Other Assets”)

Non-current assets (or a group holding assets and liabilities for disposal) expected to be recovered mainly through the sale of these items rather than through the continued use, are classified as held for sale. Immediately prior to this classification, assets (or elements of a disposable group) are re-measured in accordance with the Bank’s policies. The assets (or disposal group) are measured at the lower of carrying amount and fair value less cost to sell.

Impairment losses in initial classification of non-current assets held for sale and with subsequent gains and losses are recorded in income. Gains are not recorded over previously recorded losses.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	50

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

dd)Earnings per share

Basic earnings per share are determined by dividing the net income attributable to the equity holders of the Bank for the reported period by the weighted average number of shares outstanding during the reported period.

Diluted earnings per share are determined in the same way as basic earnings, but the weighted average number of outstanding shares is adjusted to take into consideration the potential diluting effect of stock options, warrants, and convertible debt.

As of December 31, 2020 and 2019 the Bank did not have any instruments that generated dilution.

ee)Consolidated Statement of Cash Flows

The Bank presents cash flows from operating activities, investing activities, and financing activities in a manner that best represent the nature of its activities. The classification of cash flows into the aforementioned categories provides information that allows users to evaluate the impact of the transactions in the financial position of the Bank, as well as over the ending balance of cash and cash equivalents. This information can be also useful when evaluating the relation between those activities.

For the preparation of the cash flow statement, the Bank used the indirect method, in which non-cash transactions, as well as income and expenses associated with cash flows classified as investing or financing activities, are subsequently added/subtracted from the consolidated income for the year before income taxes.

For the preparation of the cash flow statement, the following items are considered:

●	Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks.
●	Operating activities: Principal revenue-producing activities performed by banks and other activities that cannot be classified as investing or financing activities. This section includes, among others, foreign loans obtained, dividends received, available for sale investments and held to maturity.
●	Investing activities: Correspond to the acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.
●	Financing activities: Activities that result in changes in the size and composition of the equity and liabilities that are not part of operating activities nor investing activities.

For cash flow statement purposes, it has been considered as cash and cash equivalents amounts included in “Cash and deposits in Banks” plus the net amount of cash items in process of collection, plus trading investment and available for sale investment instruments highly liquid and minimal value change risk which due date is less than three months since the acquisition date and investments under resale agreements under the same terms.

Includes also investments in fixed income mutual funds which are presented under trading investments in the Consolidated Statement of Financial Position. The amounts for cash and cash equivalents and the corresponding conciliation to the Consolidated Statement of Cash Flows are detailed in Note 5 Cash and Cash Equivalents.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	51

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

The provision for loan losses included under the operating activities section differs from the amount presented in the Consolidated Statement of Income, because for cash flows purposes such amount excludes recoveries of transactions previously charged-off.

ff)Consolidated Statement of Changes in Equity

The Consolidated Statement of Changes in Equity presents all movements affecting net equity, including those originated by accounting changes or errors recognition. This statement shows a conciliation between opening and ending balances for the year for all items that form part of consolidated equity, grouping transactions based on their nature, according to the following:

●	Adjustments due to accounting changes and errors recognition: Includes changes in equity arising as a consequence of re-expression of amounts in the Consolidated Financial Statements resulting from accounting changes or error recognition.
●	Net comprehensive income for the year: Includes in an aggregated manner net income for the year and other comprehensive income for the year, as previously indicated.
●	Other changes in equity: Includes retained earnings distributions, equity increases, provision for mandatory dividends, dividends paid, among other increases or decreases in consolidated equity.

This information is presented in two statements: The Consolidated Statement of Other Comprehensive Income and the Consolidated Statement of Changes in Equity.

gg)Consolidated Statement of Other Comprehensive Income

In the Consolidated Statement of Other Comprehensive Income are presented income and expenses generated by the Bank as a consequence of its regular activities during the year, clearly identifying those recorded in profit and loss from those recorded in net equity. Due to this, in this statement the following is shown:

●	Income for the year.
●	Net amount of income and expenses recorded in equity as “Valuation accounts”.
●	Deferred income taxes originated by transactions described above, except for those amounts related to exchange differences from foreign net investments.

Total amount of consolidated income and expenses recorded, calculated as the sum of the items listed above, presenting in those attributable equity holders of the Bank from non-controlling interest.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	52

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

hh)New accounting pronouncements

New accounting pronouncements introduced by CMF

1)	Circular No. 2,243 December 20, 2019, Compendium of Accounting Standards for Banks, Updated instructions and Circular No. 2,249 issued on April 20, 2020, amends Chapter E, postpones its first application.

As a result of various changes introduced by the International Accounting Standards Board to International Financial Reporting Standards (IFRS) in recent years, particularly to IFRS 9 “Financial instruments”, IFRS 15 “Revenue from contracts with customers” and IFRS 16 “Leases”, and as a consequence of a review of the current limitations on the application of these standards on a local basis, the CMF has decided to update the instructions in the Compendium of Accounting Standards for Banks, "CASB", in full.

All changes aim for a greater convergence to IFRS, as well as to improve financial reporting, to contribute to the financial stability and transparency of the banking system.

From the modifications mentioned before and the following sections are updated as follows:

●	Chapter A-1 Application of accounting criteria

In this chapter, which deals with the application of accounting standards in the context of the legal framework applicable to banks. In addition, it emphasizes the responsibility of banks to verify the use of updated versions of IFRS

●	Chapter A-2 Limitations or clarifications on the use of general standards

The limitations and clarifications for the application of IFRS are adjusted with the aim to move towards greater consistency with IFRS. The main changes are as follows:

-	The exception that existed until now for the application of IFRS 9, which replaced IAS 39, is eliminated, with exception of impairment sections and some particular limitations.
-	The restriction for assets or liabilities to be recognized at fair value is eliminated, and all categories of financial assets and liabilities established by IFRS 9 are permitted.
-	As a result of the adoption of IFRS 9, the classification of trading and investment instruments as instructed on IAS 39 are eliminated. Therefore, financial assets and liabilities will be classified and measured in accordance with the categories established by IFRS 9: "Financial assets for trading at fair value through profit and loss", "Financial assets not for trading compulsorily measured at fair value through profit and loss", "Financial assets designated at fair value through profit and loss", "Financial assets at fair value through other comprehensive income" and "Financial assets at amortized cost".
-	In regards to the requirement on valuations of goodwill and other intangibles, it is established that the independent reports that support the recognized amount must explicitly consider the provisions of IAS 36 that are applicable and must be issued under the attestation standards adopted by the Chilean Association of Accountants.
-	In connection with the preparation of the financial statements, the exception from the obligation to disclose results and other comprehensive income with their respective notes for the quarterly period, together with the cumulative periods already disclosed under IAS 34, are eliminated.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	53

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

-	It is specified that valuation according to the cost methodology, less accumulated depreciation, amortization and impairment, should be applied after initial recognition, both for fixed assets, intangible assets, investment property and assets with the right to use property under lease.
-	Regarding financial leasing operations, where the bank acts as lessor, it is specified the Commission's instructions prevail over IFRS 16, which must be applied in all aspects that do not conflict with them
●	Chapter B-2 Provisions for credit risk

The criterion for the suspension of recognition of interest income and adjustments on an accrual basis is amended and will now apply to all loans that are more than 90 days past due, regardless the loan is subject to individual or group assessment.

●	Chapters C-1 and C-2 Impaired loans and write-offs

The changes made to the CAS include the modification to the current Statement of Financial Position and the Statement of Income for the year, which are consistent with the adoption of IFRS 9 instead of IAS 39. In addition, the new “Statement of Other Comprehensive Income” and the “Statement of Changes in Equity” are included. Likewise, the financing and investment activities in the Cash Flows Statement are defined, incorporating more precise guidelines for the preparation of these.

In addition, more detail and disaggregation of the information contained in some notes to the financial statements are required, in order to comply with IFRS 7, along with specifying other considerations particular to other IFRSs that must be observed for the preparation of the notes. To this end, special emphasis is placed on the disclosure of information relating to impairment, considering the impairment model for placements contained in Chapters B-1, B-2 and B-3 of the same CAS. In accordance with these changes, Chapter C-1 containing models for the presentation of the notes on cash and cash equivalents, financial assets at amortized cost, contingent credits, credit losses, related party disclosures and regulatory capital requirements are modified.

Among the other aspects considered in updating chapter C-1, is the requirement for a financial report prepared in accordance with "IFRS Practice Statement 1 - Management Commentary", which must accompany the interim and annual financial statements.

With regard to the interim financial statements, Chapter C-2 contains references to their composition, presentation of comparative quarterly figures, their notes, the requirement for a financial report mentioned above and the corresponding publications, in accordance with Article 16 of the General Banking Law.

●	Chapter C-3 Contingent credits

The accounting plan for the standardized monthly financial statements contained in Chapter C-3 of the CAS is modified, both in the coding of the accounts and in their description, so that the information detailed therein is consistent with the Statement of Financial Position, the Statement of Income and the Statement of Other Comprehensive Income.

●	Other matching adjustments

In addition to the adjustments relating to the references to the new supervising entity, references to IFRS and some items of financial information that have been modified as mentioned above and which are present in various chapters of the CAS, where also updated.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	54

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

●	Chapter E- Transitional provisions

The new CAS provisions will be applicable as of January 1, 2022, with a transition date as of January 1, 2021, for purposes of the comparative financial statements to be issued as of March 31, 2022.

Any impact from the transition to the new generally accepted principles and criteria set forth by the Commission at the transition date must be recorded against the equity item "Other non-earnings reserves" (item 32000.01.00), as of January 1, 2022.

Notwithstanding the above, the change of criteria for the suspension of the recognition of interest income and inflation-indexation adjustments on an accrual basis as established in Chapter B-2, must be adopted no later than January 1, 2022.

In accordance with the above, Chapter E of the CAS is updated, which contains its transitional provisions.

As of the issuance of these Consolidated Financial Statements, Management has evaluated the effects of the modification introduced to the CASB and is currently in the process of implementing the requierements in order to comply with the New Compendium of Accounting Standards for Banks.

2)	Circular No. 2,247 issued on March 25, 2020 modified the Updated Standards Compilation extending the term for the disposal of assets received in lieu of payment.

The CMF issued this circular as part of its work performed in order to face the Covid-19 virus outbreak due to the potential effects that it may have in the financial markets and entities under its supervision.

The modification extended the period for disposing an asset received in lieu of payment to 18 months. As such a transitional provision has been included on number 6.5 of Chapter 10-1 of the Updated Compilation of Standards, replacing in its first paragraph from “March 1, 2008 to December 31, 2010” to "from March 1, 2019 to September 30, 2020."

Additionally, write-offs may be deferred on a proportional basis to the number of months between the date the asset was received or awarded and that set by the bank for disposal.

The adoption of this new circular had an impact on the presentation of the Consolidated Financial Statements as of December 31, 2020, through the implementation of a transitional accounting policy that decreased the write-offs of the assets received in lieu of payment, to benefit from the extension in the term for disposal and the quotation of the write-offs through the additional term.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	55

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

3)	Circular No. 2,248/ No. 2,250/ No. 2,265 Updated Compilation of Standards. Chapter 12-1 Equity for legal and regulatory purposes.

Circular No. 2,248 issued on March 30, 2020, includes instructions in chapter 12-1 of the Updated Compilation of Standards on treatment of constituted guarantees related to derivatives celebrated under a compensation agreements with the Central Bank of Chile. The Commission decided to include instructions on this matter, for the purposes of calculating assets for capital adequacy.

Circular No. 2,250 released on April 20, 2020, it was issued in order to address the circumstances faced by financial markets as a result of the health crisis caused by the Covid-19 pandemic, and in accordance with the regulations issued by the Government. The circular incorporated an extraordinary provision that allows to use part of the voluntary provisions in the determination of the effective equity, within the limit of 1.25% established in the RAN 12-1, an amount of up to 15% of the guarantees that cover the risk-weighted assets, the guarantees that correspond to guarantees or re-guarantees granted by the Chilean Treasury, CORFO and FOGAPE, which cover the credits granted by the banks.

Circular No. 2,265 issued on August 21, 2020, modifies the ponderation of the risk-weight assets that are guaranteed by the Chilean Treasury, CORFO and FOGAPE, in accordance with the provision of Law No. 21,130, which sets out the treatment of risk-weight assets, as a result of the health crisis caused by the Covid-19 pandemic, and considering in particular the strengthening of the State's guarantor role through FOGAPE and other support mechanisms.

Modifications introduced by this circular are to be implemented as of its issuance date.

The adoption of this standard did not have an impact on the accounting information presented in the Consolidated Financial Statements as of December 31, 2020, however it presents a modification to the measurement of effective equity presented in Note 36 e) Capital requirements.

4)	Circular No. 2,252/ No. 2,256/ No. 2,260/ No. 2,264/ No. 2,278 regarding aspects related to Covid-19 Guarantee Lines of the Guarantee Fund for Small and Medium-sized Entrepreneurs (Covid-19 FOGAPE).

Circular No. 2,252 issued on April 30, 2020, provides instructions related to the credits processed through the use of the Covid-19 Guarantee Lines of the Guarantee Fund for Small and Medium-Sized Entrepreneurs (FOGAPE), in terms of provisions, procedures and information to be sent to the Commission.

The Bank must ensure to comply with the rules established in the FOGAPE Regulations, as well as to evaluate clients financial and credit condition, thus being ultimately responsible on deciding to grant the credit to its client, which has to also be in accordance with the criteria established in its internal credit risk policies.

In relation to credit risk management of the commercial loan portfolio, the Commission by means of the circular established certain guidelines regarding determining provisions for credit risk, both with regard to secured transactions by the Covid-19 FOGAPE, as well as for the other debtor credits that are affected by the conditions defined in the FOGAPE Regulation. In addition, it modifies the Information System Manual by incorporating three new files to be sent to the Commission. Requirement set out on the Circular are to be implemented as of the date of its issuance and are in force until October 31, 2021.

Circular No. 2,256 issued on May 22, 2020, provides modifications to the Information System Manual establishing details and modifications to the three regulatory files incorporated by circular No. 2,252 referring to operations related to credits processed through the use of the guarantee provided by Covid-19 FOGAPE.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	56

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

Circular No. 2,260 issued on June 26, 2020, introduces adjustments and clarifications incorporated into the FOGAPE Regulations. Which includes clarification to characteristics to categorize companies, instructions to financial institutions with access to financing from the Central Bank, and limitations on the guarantee granted by the fund.

Circular No. 2,264 issued on July 21, 2020, introduces adjustments to Chapter C-3 of the CAS and instructions related to C50 report on “Operations associated with a FOGAPE Covid-19 guarantee”, which requires to present information related to percentage of the deductible associated with financing with FOGAPE Covid-19 guarantee, as well as the provisions established to cover their effect on the expected losses. The provisions of the Circular are as of July 2020.

Circular N°2.278 emitida con fecha 2 de noviembre de 2020, el Reglamento de administración del fondo de garantía para pequeños empresarios en lo relativo a la obligación que tiene el Fisco de restituir los recursos que hubiere retirado, cuando se supere el límite establecido por la Comisión, respecto de la relación entre las obligaciones garantizadas y el patrimonio del Fondo. La vigencia de la Circular es a contar de la fecha de su emisión.

During the year ended December 31, 2020, the Bank granted credits using the Covid-19 Guarantee line of the Guarantee Fund for Small and Medium-sized Entrepreneurs (FOGAPE), which were accounted for according to the accounting practices adopted by the Bank and informed according to the instructions of the aforementioned circumstances, however the adoption of these circulars did not have an impact on these Consolidated Financial Statements.

5)	Circular No. 2,254 issued on May 8, 2020 - Reserve in foreign currency, transitory provision.

In accordance with the resolution of the Central Bank of Chile, through Council Agreement No. 2294E-01200318, imparted a transitory modification to the regulation related to reserve requirements in foreign currency contained in Chapter 3.1 of the Compendium of Monetary and Financial Regulations, the Commission updates Chapter 4-1 of the Updated Compilation of Standards for Banks, replacing the transitory provision with the following: “Notwithstanding the provisions of numeral 8.2, in accordance with Agreement N ° 2294E-01- 200318 of the Board of the Central Bank of Chile, and in the terms provided in Bank Circular Letter No. 640 of April 8, 2020 of that issuing institution, from the reserve period that begins on March 9, 2020 and until the end of the day September 8, 2020, the reserve in foreign currency may also be established in euros or Japanese yen, all of which are measured by their equivalent in dollars.

As aforementioned on the agreement, excess reserve requirements in national currency may be used to cover reserve requirements in any foreign currency, converted by their equivalent in dollars.

The Bank implemented this measure in the reserve requirement process, considering the effects of the new regulations, for which the adoption of the circular had no impact on these Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	57

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

6)	Circular No. 2,257 issued on May 22, 2020. Modifies chapter B-1 of the CAS. Allowing the recognition of the excess of mortgage guarantee for the home in the standard model of provisions of the group commercial portfolio.

Chapter B-1 of the CAS establishes standard models to determine provisions for credit risk of the mortgage portfolio for housing and commercial group portfolio. Currently, these methodologies do not allow the use of mortgage guarantees associated with home loans in determining the debt guarantee ratio and in the determination of the provisions in the group commercial portfolio.

As a result of the health crisis caused by Covid-19, the effects it has had on the economy and the credit risk in banking, the Commission reviewed this restriction, temporarily and until the aforementioned new legal framework that includes the Basel III guidelines, allowing the recognition of the excess of mortgage guarantee associated with housing loans in the standard model of provisions of the group commercial portfolio in Chapter B-1, determined from the application of a haircut of 20%.

Modifications introduced by this circular are to be implemented as of its issuance date.

As of the issuance of these Consolidated Financial Statements, the modifications intruced by the circular are of a transitory nature to address the effects of the health crisis caused by the Covid-19 pandemic, thus Management decided to not to implement the modifications. However, the adoption of the aforementioned circular will be evaluated during 2021.

7)	Circular No. 2.261/ No. 2.262/ No. 2.263 on July 6, 2020 these circulars were issued related to the of information security and cyber security management.

Circular No. 2,261 issued on July 6, 2020, establishes the new Chapter 20-10 “Information security and cybersecurity management” into the Updated Compilation of Standards, which incorporates the minimum requirements that banks must comply in order to establish practices for proper risk management of information security and cybersecurity.

Circular No. 2,262 issued on July 6, 2020, extends to business support companies, bank subsidiaries and real estate companies referred on the General Banking Law, the new provisions on information security and cybersecurity management, incorporated in Chapter 20-10 of its Updated Compilation of Standards.

Circular No. 2,263 establishes the minimum requirements that non-bank payment card issuing companies and payment card operating companies must observe, both supervised by the Commission, must meet the aim of the chapter is to establish practices for an adequate information security and cybersecurity management. These requirement are contained in the new Chapter 20-10 of the Updated Compilation of Standards for banks, which by its nature is fully applicable to the aforementioned card issuers and operators, as well as, consistent with the provisions of the Central Bank of Chile on the content of the Risk Management and Control Policies that such entities must develop and implement.

Chapter 20-10 of the Updated Compilation of Standards contains provisions, based on good practices, that should be considered as minimum requirements to be met by entities on security information and cybersecurity management. Information security shall be understood as the set of actions for the preservation of the confidentiality, integrity and availability of the entity's information.

Cybersecurity includes the set of actions for the protection of information present in cyberspace and the infrastructure that supports it, which aims to avoid or mitigate the adverse effects of its inherent risks and threats, which may affect the information security and business continuity of the institution.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	58

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

The instructions established in these circulars will be in force as of December 1, 2020.

During the year ended December 31, 2020, the Bank implemented these circulars regarding information security and cybersecurity management, as a result new processes have been put in place in order to manage the risks that the circulars intends to address, in note 36 d) Cybersecurity futher information on the implementation has been disclosed.

8)	Circular No 2,266 issued on August 25, 2020 – Information on student loans for higher education.

In accordance with provisions of Law No. 21,214, on protection of private information, prohibits to report debts information contracted for educational purposes, Chapter 20-6 of the Updated Compilation of Standards was modified, prohibiting to inform loans contracted for education purposes on the Commercial Information Bulletin of the Chilean Chamber of Commerce.

The instructions established in this Circular came into force as of the date of its issuance.

As of August 25, 2020, the Bank implemented this circular, reporting operations in accordance with its requirements, its adoption did not have an impact on these Consolidated Financial Statements.

9)	Circular No. 2,267 issued on August 28, 2020 – Bank Factoring Operations.

The circular was issued with introduced new instructions regarding the discounting of invoices by banks and subsidiaries on their factoring business. Before the issuance of this circular, the assignments of credits originated in the sale of goods or provision of non-financial services, were limited to be carried out by the natural or legal persons with whom the factoring operation is agreed, or on behalf of whose buyers the payment commitment is assumed. The modifications included in the chapter 8-38 of the Updated Compilation of Standards allow the discount of invoices to be carried out by third parties other than those of their originators, given the safeguards provided by Law No. 19,983 in force today. Additionally, a title referring to "Accounting Standards" is included, which indicates that factoring operations should be treated as commercial placements, based on Chapter B-1 of the Compendium of Accounting Standards, both with regard to provisions for credit risk, as by their classification in the periodic information models.

The instructions established in this Circular came into force as of the date of its issuance.

As of the date of issuance of these Consolidated Financial Statements, Management has not implemented modifications intruced by the Circular, however its adoption will be evaluated during the year 2021

10)	Tax Reform - Promulgation of the Law.

On March 1, 2020, the "Tax Reform", Law No. 21,120, which modernizes the tax legislation, came into force. The reform modified several tax regulations, focused mainly on tax compliance issues, relations with the Internal Revenue Service for reviewing processes, and various adjustments that mainly impacted small and medium-sized companies. For the Bank, there are no substantial modifications regarding the current process to determine its taxes, and some minor modifications have been identified, such as the application of VAT to imports of standard software, the surcharge on real estate contributions and the progressive elimination of the PPUA.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	59

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

11)	Legislation issued as a response to the pandemic generated by Covid-19.

In response to the effects that the Covid-19 pandemic has had and is expected to have on the Chilean economy, the Government has taken certain economic measures, issuing new regulations that mainly benefit customers (for example, the Stam Tax exemption for operations carried out between April and September 2020, the possibility of extending VAT payments, etc.), but no impacts of any kind are visualized for the Bank.

On April 29, 2020, the Internal Revenue Service instructed through Circular No. 32 the tax treatment of expenses and donations associated with Covid-19. Broadly speaking, it points out that both money and goods, of any nature or kind, can be donated to the extent that they allow satisfying the basic needs of food, shelter, health, hygiene, decoration, removal of debris, education, communication and transportation of the inhabitants of the affected areas. To the extent that they meet a series of requirements indicated in the circular, they may be deducted as expenses for tax purposes.

12)	Circulars issued related to the implementation process for Basel III adoption.

On January 12, 2019, Law No. 21,130 was issued updating the current banking legislation in order to implement the practices promoted by the Basel III agreement, introducing modifications to the General Banking Law (“GBL”).

In order to implement the new standard, the CMF began an implementation process by incorporating amendments and new chapters to the Compilation of Accounting Standards (“CAS”), the circulars issued with the amendments and new standards to date are detailed below:

Circular No. 2,270 issued on September 11, 2020, introduced Chapter 21-13 of the CAS "Evaluation capital adequacy for banks" incorporated provisions on capital management that banks must perform to ensure an adequate capital safeguard, in accordance with its risks, in line GBL. In addition, CAS 21-13 introduces the criteria that will be considered by the CMF to evaluate the capital adecuacy of the bank, where by it may require additional capital to the bank as described on article 66 of the GBL.

Additionally, updates Chapter 1-13 of the CAS separating the evaluation and qualification of the management of resources abroad, which as of was carried out as a whole. In regard to evaluation of "Financial risk management and treasury operations", management of market risk is included (general and specific interest rates, general and specific stock prices, raw materials and foreign currencies) and market risks are incorporated as part of the evaluation of the banking book (interest rates, readjustment and intermediation spread); in addition to parameters for the management of negotiation tables and their structure.

Circular No. 2,272 issued on September 25, 2020, incorporates the new Chapter 21-12 "Additional Basic Capital " to the CAS, which establishes the procedures to determin, implement and supervise of the additional capital requirements for banks established in Chile. Law No. 21, in accordance with the principles of the Basel Committee on Banking Supervision (Basel III). The provision requires to constitute capital buffers additional to minimum capital set in the GBL and they are divided into 2 types: conservation and counter-cyclical buffers.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	60

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

Circular No. 2,273 issued on October 5, 2020 incorporates Chapter 21-30 into the CAS, introduces the adjustments and criteria nequired to determine the relationship between basic capital and total assets (leverage). In addition, it incorporates the current limits set for the ratio between assets and capital, which cannot be less than 3% between basic capital and total assets. Although the current provisions of the GBL do not innovate on this requirement, they do contemplate the possibility of increasing it to 5% for banks that are classified as systemically important, in line with Basel III guidelines.

The instructions established in this Circular became effective on December 1, 2020.

Circular No. 2,274 issued on October 8, 2020, introduces the new Chapter 21-1 of the CAS "Legal and regulatory equity" The objective of the new chapter is to define the different components and levels that comprise banks equity, according to their ability to absorb losses, including adjustments or exclusions of assets or liabilities items that in those same terms should be made, in accordance with the provisions of article 66 of the GBL, and in line with the definitions of Pillar I of Basel III.

The circular is effective as of December 1, 2020, however, it contemplates a transition period that extend until December 1, 2025.

Circular No. 2,276 issued on November 2, 2020, incorporates into the CAS the new Chapter 21-11 "Criteria and methodology for banks or group of banks rated as systemically important". The chapter sets out the criteria and methodology to determine whether a bank or group of banks can be rated as systemically important. The assesment is based on determining a ratio that represents the systemic importance of a bank, constructed from elements that reflects its local impact of its financial deterioration or eventual insolvency (externality). Based on the ratios, an additional capital may be required

The circular is effective as of December 1, 2020, however, the first resolution that will rate the quality of systemic importance of banks will be issued during March 2021.

Circular No. 2,279 issued on November 24, 2020, incorporates the new Chapters 21-2 and 21-3 of the CAS, which included the following information:

Chapter 21-2 "Level 1 Additional Capital Instruments for the constitution of effective equity: preferred shares and bonds without a fixed maturity term of article 55 bis of the GBL ". Its objective is to define the minimum requirements and conditions that the issuance of preferred shares and bonds with no fixed maturity term of banking companies must meet so that they can be computed as additional Common Equity Tier 1 (CET1) capital and, therefore, as part of the effective equity of the banks.

Chapter 21-3 "Tier 2 capital instruments for the constitution of effective equity: subordinated bonds of article 55 of the GBL ", the chapter aims to define the minimum requirements and conditions that subordinated bond and subordinated convertible bonds, may compute as Tier 2 capital.

The applicability of these standards is as of December 1, 2020.

Circular No. 2,280 issued on November 30, 2020, incorporated the new Chapter 21-8 to the CAS “Standard methodology for assets weighted by operational risk”. establishes the methodology that banks must use to determine the assets weighted by operational risk (hereinafter APRO). The standard considers assets weighted by operational risk from two components: business indicator, prepared with information from the financial statements of each bank, and adjustment factor prepared from the operational losses experienced in the last 10 years.

The circular is effective as of December 1, 2020. However, it was established that until December 1, 2021, assets weighted by operational risk to be reported equal to 0.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	61

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

Circular No. 2,281 issued on December 1, 2020, incorporates the new Chapter 21-6 to the CAS “Determination of assets weighted by credit risk”. The new Chapter establishes the methods that banks must consider to determine their assets weighted by credit risk (hereinafter, APRC), stablishing that banks may either use the proposed standard model or an internal model. The standard method is considered more sensitive to risk, since it has categories that depend on the type of counterparty and different risk elements, together with the possibility to reduce the ponderation used by type of asset, when credit risk mitigators are considered, as may be the case of compensation agreements, guarantees and bonds, financial guarantees or balance sheet compensation.

Chapter 21-6 contemplates a transitory provision, which establishes that the determinations of assets weighted by credit risk may be carried out in accordance with the current provisions of Title II of Chapter 12-1 of the CAS until November 30, 2021; The new methodology must be applied as of December 1, 2021.

Circular No. 2,282 issued on December 1, 2020, introduces the new chapter 21-7 to the CAS "Determination of assets weighted by market risk", introduces a standard methodology to determine assets weighted by market risk . The model incorporated for the weighting of the market risk applies to the financial instruments classified in the trading book and has a general market component, associated with the reference interest rates, foreign currencies, commodities and stock prices; and a specific component, associated with aspects of the issuer, such as credit spread and default. Additionally, the risk of foreign currency and commodities is considered for the positions in the banking book.

The application of this circular is effective as of December 1, 2020, a transitional provision is included in order to report  assets weighted by market risk equal to zero until December 1, 2021.

Circular No. 2,283 issued on December 1, 2020, incorporates the new chapter 21-20 into the CAS, which incoporates requirements to promote market discipline and financial transparency through the disclosure of significant and timely information from the entities towards the market (pillar 3), the established conditions operate as a complement to the requirements of Pillar 1 and 2 in line with the implementation of each of these standards, in addition to being in accordance with the provisions of the GBL. The chapter requires banking institutions to publish an independent document, referring exclusively to pillar 3.

The applicability of the circular is as of December 1, 2022, it must be published for the first time in 2023 with information for the January-March quarter of that year.

Circular No. 2,284 issued on December 31, 2020, requires to report file R11 "Rating of banks of systemic importance" in order to present the information required on Chapter 21-11 of the CAS for Banks, on "Criteria and methodology for banks or group of banks rated as systemically important"

The circular requiered banks to inform the monthly reports corresponding to the year 2020 (12 months) on February 1, 2021 through the SSI system (Secure Sending of Information), in order to identify the banks of systemic importance. Then on, within 9 business days after months end, all banks must submit the report on a monthly basis to the CMF, starting with the information referred to.January 2021. On January 26, 2021, the CMF issued Circular No. 2,285 that extended the initial deadline from February 1 to March 1, 2021 in order to send the reports required by the Circular No. 2,284.

As of the date of issuance of these Consolidated Financial Statements, the Administration has completed the initial diagnosis for the implementation of Basel III, based on this, it has prepared an implementation plan which is in the process of execution in order to comply with the dates and requirements mentioned above.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	62

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

New accounting pronouncements introduced by IASB

1)Standards and Interpretations that have been established in these Consolidated Financial Statements

1.1)Conceptual framework

In March 2018, the International Accounting Standards Board (the Board) issued a complete set of concepts for financial reporting, the revised Conceptual Framework for Financial Information (Conceptual Framework), replacing the previous version of the Conceptual Framework issued in 2010.

The revised Conceptual Framework has an effective date from January 1, 2020.

The amendment introduces new definitions and includes guidance on certain considerations. Given the nature of the amendment, it will not have a significant impact on the Consolidated Financial Statements.

1.2)IFRS 3 "Business Combinations" - Business definition

In October 2018, the International Accounting Standards Board (IASB) issued the Definition of a Business to make it easier for companies to decide whether the activities and assets they acquire are a business or simply a group of assets. Reduce the limitations of a company to the center of the definition of products in goods and services provided to customers and other income from ordinary activities, instead of providing dividends or other economic benefits directly to investors or reducing costs. The amendment to IFRS 3 has an effective date of January 1, 2020.

The new limitations introduced by the amendment have not had specific difficulties in the Consolidated Financial Statements.

1.3)Amendments to IAS 1 "Presentation of financial statements" and IAS 8 "Accounting policies, policy changes and accounting errors"

On October 31, 2018, the IASB published “Definition of material (amendments to IAS 1 and IAS 8)” to clarify the definition of “material” and align the definition used in the Conceptual Framework and similar standards.

The changes relate to a new revised definition of “material” that is cited following the final amendments: "Information is material if its omission, misstatement or concealment could reasonably be expected to influence the decisions that primary users of general purpose financial statements make on the basis of those statements, which provide financial information about a specific reporting entity”

The new definition of material is found in IAS 1 “Presentation of Financial Statements”. The definition of material in IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors” has been replaced with a reference to IAS 1.

The amendments are effective for annual periods beginning on or after January 1, 2020. Early application is allowed.

The nature of the amendment includes standardizing the definition of "material", the adoption of which will not have a significant impact on the Consolidated Financial Statements.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	63

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

1.4) Criteria to IFRS 9, IAS 39 and IFRS 7 “Reform of the reference interest rate”

Published in September 2019, it is being modified providing certain simplifications in relation to the reform of reference interest Note 1 - General Information and Summary of Significant Accounting Policies, continued rates. The simplifications relate to hedge accounting and have an effect on the IBOR reform, the quality generally should not cause hedge accounting to end. However, any inefficiency of coverage must continue to be recorded in income.

The amendments apply retrospectively to annual periods beginning on or after 1 January 2020.

The nature of the amendment includes simplifying requirements relating to interest rate benchmark reform, the adoption of which will not have a significant impact on the Consolidated Financial Statements.

1.5) Amendment to IFRS 16 regarding Covid-19-related rent concesión

On May 28, 2020, The International Accounting Standards Board (IASB) has published 'Covid-19-Related Rent Concessions (Amendment to IFRS 16)' amending the standard to provide lessees with an exemption from assessing whether a Covid-19-related rent concession is a lease modification. Concurrently, the IASB also published a proposed Taxonomy IFRS 2020 Update to reflect this amendment.

When there is a change in lease payments, the accounting consequences will depend on whether that change meets the definition of a lease modification, which IFRS 16 Leases defines as “a change in the scope of a lease, or the consideration for a lease, that was not part of the original terms and conditions of the lease (for example, adding or terminating the right to use one or more underlying assets, or extending or shortening the contractual lease term)”.

The changes in Covid-19-Related Rent Concessions (Amendment to IFRS 16) amend IFRS 16 to

a)	provide lessees with an exemption from assessing whether a Covid-19-related rent concession is a lease modification;
b)	require lessees that apply the exemption to account for Covid-19-related rent concessions as if they were not lease modifications;
c)	require lessees that apply the exemption to disclose that fact; and
d)	require lessees to apply the exemption retrospectively in accordance with IAS 8, but not require them to restate prior period figures

The exemption applies to those reductions in payments as a result of the Covid-19, due on or before June 30, 2021 in order to capture the lease concessions granted as of June and with a duration of 12 months.

The amendment is effective for annual reporting periods beginning on or after 1 June 2020. Earlier application is permitted, including in financial statements not yet authorized for issue on 28 May 2020. The amendment is also available for interim reports.

The IFRS 2020 Taxonomy includes elements of the IFRS taxonomy to reflect the new disclosure requirements introduced by the amendment, issued in May 2020.

The adoption of the amendment did not have a significant impact on the Consolidated Financial Statements since to date there have been no significant changes on current contracts to make use of this amendment.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	64

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

2) Standards and Interpretations that have been issued but are not yet effective.

2.1)IFRS 9 “Financial Instruments” – Final version

On November 12, 2009, the International Accounting Standard Board (IASB) issued IFRS 9, “Financial Instruments”. On October 28, 2010 its revised version is published, agreeing guidelines on the classification and measures of financial liabilities. On November 19, 2013, see an amendment which includes the new general hedge accounting model. On July 24, 2014, the IASB issued the final version of IFRS 9, which contains the accounting requirements for financial instruments, replacing IAS 39 "Financial Instruments: Recognition and Measurement".

The standard establishes the following requirements:

Classification and Measurement: Financial assets are to be classified on the basis of the business model in which they are held and the characteristics of their contractual cash flows. The 2014 version of IFRS 9 introduces a measurement category called "fair value with change in other comprehensive income" for certain debt instruments. Financial liabilities are classified in a manner similar to IAS 39 "Financial Instruments: Recognition and Measurement", however, there are differences in the requirements applicable to the measurement of the entity's own credit risk.

Impairment: The 2014 version of IFRS 9 introduces an "expected credit loss" model for the measurement of impairment of financial assets, so it is not necessary for an event related to the credit to occur before the recognition of the credit losses.

Hedge accounting: Introduces a new model that is designed to align hedge accounting more closely with risk management, when they cover exposure to financial and non-financial risk.

Derecognition of accounts: The requirements for derecognition of financial assets and liabilities keep the existing requirements of IAS 39 "Financial Instruments: Recognition and Measurement".

IFRS 9 is effective for annual periods beginning on or after January 1, 2018. Early adoption is allowed. However, the local regulator has not authorized its application, therefore it has no effect on these Consolidated Financial Statements.

Amendment to IFRS 9 “Financial instruments”

Published on October 17, 2017, this modification allows more assets to be measured at amortized cost in the previous version of IFRS 9, in particular some prepaid financial assets with negative compensation. Qualified assets, which include some loans and debt securities, which would otherwise have been measured at fair value through profit or loss (FVTPL). To qualify at amortized cost, the negative compensation must be a "reasonable compensation for early termination of the contract."

The modifications are effective for annual periods beginning on January 1, 2019.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	65

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

Prepayment Features with Negative Compensation (amendments to IFRS 9)

In October 2017, the IASB issued an amendment to IFRS 9 on "Advance payments with negative compensation". These conditions have been successfully modified.

The modifications are effective for annual periods beginning on January 1, 2019.

Amendment to IAS 28 "Investments in associates and joint ventures"

On October 12, 2017, the IASB published Long-Term Participations in Associates and Joint Ventures (Amendments to IAS 28). The amendments clarify that IFRS 9, including its change requirements, involves long-term participation. In addition, when applying IFRS 9 to long-term interests, an entity does not take in the measurement of adjustments to its book values required by IAS 28 (that is, adjustments to the book value of long-term shares that originate from the allocation of investment losses or evaluation of the reduction in accordance with IAS 28).

The retrospectively affected amendments sometimes annual that began on or after January 1, 2019. Early application is allowed. The specific transitional provisions specific to the application for the first time of the amendments coincide with that of IFRS 9.

Bank Management analyzed these amendments/new pronouncements in detail and concluded that, in accordance with the provisions of the CAS in numeral 12 of Chapter A-2, Limitations or Precisions on the Use of General Criteria, it indicates that it will not apply this rule in advance, and furthermore it will not be applied while the CMF does not establish it as a standard of obligatory use for all Banks. With the issuance of the New Compendium of Accounting Standards for Banks (CASB), IFRS 9 should be applied only in those sections where the regulator allows it.

2.2) Sale or Contribution of assets between an investor and its Association or Joint Business (amendments to IFRS 10 and IAS 28)

The amendments to IFRS 10 and IAS 28 address situations where there is a sale or contribution of assets between an investor and its associate or joint venture. Specifically, the amendments provide that gains or losses, resulting from the loss of control of a subsidiary that does not contain a business in a transaction with an associate or joint venture, accounted for using the equity method are recognized in the parent's profit or loss only to the extent of the unrelated investors' interests in that associate or joint venture. Similarly, gains or losses resulting from the remeasurement to fair value of investments held in a former subsidiary (which has become an associate or joint venture that is accounted for using the equity method) are recognized in the results of the former parent only to the extent of the unrelated investors' interests in the new associate or joint venture.

The effective date of the amendments was initially from January 1, 2016, however the IASB on December 17, 2015 indefinitely postponed their entry into force.

Management will assess the potential impacts of these amendments, once the new date to be implemented is communicated on these amendments.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	66

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

2.3) Amendment to IAS 1 "Presentation of Financial Statements" - Classification of liabilities as current or non-current

On January 23, 2020, the IASB published the amendment to IAS 1, which addresses the classification of liabilities and clarifies their presentation as current or non-current. This amendment applies as of January 1, 2023 retroactively and its early application is permitted.

Among the modifications are the following:

•     An entity shall classify a liability as current when it does not have a right to postpone its liquidation for at least twelve months following the date of the reporting period. The amendment removes the factor of "unconditionality" from this right.

•     The right to defer settlement of the liability must have substance and must exist at the end of the reporting period. If this right is subject to the entity that covers any condition, such right only exists if it is effectively fulfilled by fulfilling these conditions at the end of the reporting period and can be classified as non-current. The entity must comply with these conditions, although the counterparty does not carry out a testing of these.

•    The classification of the liability will not be affected by the probability that the entity exercises its right to defer its settlement. Therefore, if the liability meets the non-current condition specified in the standard, it will be classified as non-current, even if the entity plans to liquidate it in less than 12 months from the period in which it is reported or between the periods in which it is reported. And the one that is reported to the regulator. If any of the above cases occurs, it must be disclosed in the Financial Statements to understand the impact of the entity's financial position.

•   The liability is understood as liquid when the entity extinguishes the obligation to control its effective counterparty, other economic resources, or its own equity instruments.

The adoption of this amendment will not have a significant impact on the Consolidated Financial Statements. The Bank must present its financial statements in accordance with the regulatory framework set out on section II.3 of Chapter C-1, Financial Statements annual, of the CAS, which presents the Statement of Financial Situation that the Bank must use, therefore, this amendment will not affect the preparation of the factors affected by the entity.

2.4) Amendments to IFRS 3 to update a reference to the Conceptual Framework

On May 14, 2020, the IASB published, amendments to IFRS 3 'Business Combinations' that update an outdated reference in IFRS 3 without significantly changing its requirements.

The changes in Reference to the Conceptual Framework (Amendments to IFRS 3):

- update IFRS 3 so that it refers to the 2018 Conceptual Framework instead of the 1989 Framework;

- add to IFRS 3 a requirement that, for transactions and other events within the scope of IAS 37 or IFRIC 21, an acquirer applies IAS 37 or IFRIC 21 (instead of the Conceptual Framework) to identify the liabilities it has assumed in a business combination; and

- add to IFRS 3 an explicit statement that an acquirer does not recognize contingent assets acquired in a business combination.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	67

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

The amendments published are effective for annual periods beginning on or after 1 January 2022. Early application is permitted if an entity also applies all other updated references (published together with the updated Conceptual Framework) at the same time or earlier.

The adoption of the amendment will not have a significant impact on the Consolidated Financial Statements.

2.5) Amendments to IAS 16 'Property, Plant and Equipment — Proceeds before Intended Use

On May 14, 2020, the IASB published amendments to IAS 16)' regarding proceeds from selling items produced while bringing an asset into the location and condition necessary for it to be capable of operating in the manner intended by management.

Amends the standard to prohibit deducting from the cost of an item of property, plant and equipment any proceeds from selling items produced while bringing that asset to the location and condition necessary for it to be capable of operating in the manner intended by management. Instead, an entity recognizes the proceeds from selling such items, and the cost of producing those items, in profit or loss.

The amendments is effective for annual periods beginning on or after 1 January 2022. Early application is permitted.

The Bank's Management is currently assessing the potential impact of the adoption of these amendments in its Consolidated Financial Statements.

2.6) Amendments to IAS 37 'Onerous Contracts — Cost of Fulfilling a Contract

On May 14, 2020, the IASB published 'Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37)' amending the standard regarding costs a company should include as the cost of fulfilling a contract when assessing whether a contract is onerous.

The changes in Onerous Contracts — Cost of Fulfilling a Contract (Amendments to IAS 37) specify that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labor, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract).

The amendments published today are effective for annual periods beginning on or after 1 January 2022. Early application is permitted.

Bank's Management is currently assessing the potential impact of the adoption of these amendments in its Consolidated Financial Statements.

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Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 1 - General Information and Summary of Significant Accounting Policies, continued

2.7) Annual improvements to IFRS standards 2018–2020

On May 14, 2020, the IASB published Annual Improvements to IFRS Standards 2018–2020 makes amendments to the following standards:

IFRS 1 First-time Adoption of International Financial Reporting Standards - Subsidiary as a first-time adopter. The amendment permits a subsidiary that applies paragraph D16(a) of IFRS 1 to measure cumulative translation differences using the amounts reported by its parent, based on the parent’s date of transition to IFRS.

IFRS 9 Financial Instruments - Fees in the ‘10 per cent’ test for derecognition of financial liabilities. The amendment clarifies which fees an entity includes when it applies the ‘10 per cent’ test in paragraph B3.3.6 of IFRS 9 in assessing whether to derecognize a financial liability. An entity includes only fees paid or received between the entity (the borrower) and the lender, including fees paid or received by either the entity or the lender on the other’s behalf.

IFRS 16 Leases Lease incentives. The amendment to Illustrative Example 13 accompanying IFRS 16 removes from the example the illustration of the reimbursement of leasehold improvements by the lessor in order to resolve any potential confusion regarding the treatment of lease incentives that might arise because of how lease incentives are illustrated in that example.

IAS 41 Agriculture. Taxation in fair value measurements. The amendment removes the requirement in paragraph 22 of IAS 41 for entities to exclude taxation cash flows when measuring the fair value of a biological asset using a present value technique. This will ensure consistency with the requirements in IFRS 13.

The amendments to IFRS 1, IFRS 9, and IAS 41 published today are all effective for annual periods beginning on or after 1 January 2022. Early application is permitted.

The amendment to IFRS 16 only regards an illustrative example, so no effective date is stated.

The Bank's Management is currently assessing the potential impact of the adoption of these amendments in its Consolidated Financial Statements.

2.8) Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16)

The amendments in Interest Rate Benchmark Reform — Phase 2 (Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16) introduce a practical expedient for modifications required by the reform, clarify that hedge accounting is not discontinued solely because of the IBOR reform, and introduce disclosures that allow users to understand the nature and extent of risks arising from the IBOR reform to which the entity is exposed to and how the entity manages those risks as well as the entity’s progress in transitioning from IBORs to alternative benchmark rates, and how the entity is managing this transition. Currently, the IASB updated the Taxonomy as of September 2, 2020.

The amendments are effective for annual periods beginning on or after 1 January 2021 and are to be applied retrospectively.

As of the date of issuance of these Consolidated Financial Statements, Management has decided to incorporate disclosures required by the amendment. Information regarding the exposure and the transition process to address the interest rate benchmark reform is disclosed in Note 36.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	69

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 2 - Accounting Changes

There are no significant accounting changes in these Consolidated Financial Statements.

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Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 3 - Significant events

As of December 31, 2020, the following significant events have influenced the operations of the Bank and its subsidiaries or these Consolidated Financial Statements:

ITAÚ CORPBANCA

Chief Executive Officer appointment

On January 9, 2020 it was communicated the decision made between Mr. Manuel Olivares Rossetti, the Board of Directors, and the main shareholders, to allow Mr. Olivares to serve as Chief Executive Officer of Itaú Corpbanca until January 29, 2020.

The Board also agreed to appoint Mr. Gabriel Moura as the new Chief Executive Officer of Itaú Corpbanca, starting on January 30, 2020.

Investment increase in Nexus S.A.

On January 22, 2020 Itaú Corpbanca acquired 79,577 shares of Nexus S.A. corresponding to 1.9148% of the total equity of this company, for an approximated amount of MCh$338. With this transaction the Bank’s participation increased to 14.8148%.

Annual Ordinary Shareholders’ Meeting Agreements

At the Ordinary Shareholders’ Meeting of Itaú Corpbanca, held on March 18, 2020, it was approved to distribute a dividend equivalent to 100% of the net income attributable to equity holders of the Bank for the year ended December 31, 2019, which represents an aggregate amount equal to MCh$127,065 payable to the shareholders of the Bank entitled to receive dividends in a proportion of $0.2479770771 per share.

Changes in the Board of Directors

In the ordinary session held on April 29, 2020, the Board of Directors of Itaú Corpbanca was informed and resolved to accept the resignation of the director Mr. Andrés Bucher Cepeda, effective as of the same date. On this matter, the Board of Directors designated Mr. Rogério Carvalho Braga as his replacement, who will exercise his duties until the next Ordinary General Shareholders' Meeting, in which the definitive director will be appointed.

ITAÚ CORPBANCA COLOMBIA S.A.

Sale of the investment in Itaú Casa de Valores S.A.

On January 23, 2020 Itaú Comisionista de Bolsa Colombia S.A., a subsidiary of Itaú Corpbanca Colombia S.A., finalized the process of selling the one hundred percent (100%) of its investment held in Itaú Casa de Valores S.A., a public limited company, domiciled in Panama, with the company LVM Holdings SpA, a company domiciled in Chile, was completed.

Changes in the Board of Directors

On January 27, 2020, the Shareholders' Meeting of Itaú Corpbanca Colombia S.A. elected the following members of the Board of Directors:

Gabriel Amado de Moura

Cristián Toro Cañas

Juan Echeverría González

Mónica Aparicio Smith

Roberto Brigard Holguín

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	71

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 3 - Significant events, continued

Proposal for an irrevocable commitment for 2020 profits

On April 20, 2020, during the Extraordinary Shareholders Meeting was approved the commitment, in accordance with the capital requirements made to credit institutions in Colombia, to capitalize 100% of the profits for the 2020 fiscal year in order to increase the legal reserve of Itaú Corpbanca Colombia S.A., once the appropriations that in application of Colombian regulations must be made prior to this legal reserve have been made, thus complying with articles 451 to 455 of the Commercial Code and other pertinent regulations.

Chief Executive Officer appointment

On June 30, 2020, the Board of Directors approved the resignation of the Chief Executive Officer, Mr. Alvaro Pimentel as of November 1, 2020, and appointed Mr. Baruc Sáez as his replacement.

PAYMENT HOLIDAY AND CREDIT FACILITIES FOR OUR CLIENTS

As part of the relief plan for our clients, the Bank granted a series of payment holidays to its clients, which mainly consist of the postponement of one to six installments on their loans under certain conditions. As of December 31, 2020 the Bank rescheduled installments for an amount to approximately to Ch$398,086 million.

The effects of these payment holiday have been recognized in accordance with the applicable accounting standards and have generated, mainly, the postponement of the recognition of interests in the Consolidated Income Statement as a result of the application of the effective interest rate method in the new granted loans associated with the payment holiday of the existing loans.

Additionally, on April 28, 2020, the Guarantee Fund for Small and Medium-sized Entrepreneurs (FOGAPE), made an offer of state guarantees in order to finance working capital under certain conditions, also referred as "Covid-19 lines". These credits are aimed to natural and legal persons with annual sales of less than UF 1,000,000 affected by the Covid-19 pandemic. The coverage of the guarantees is determined based on their sales which can range between 60% to 85% of the financing, after applying a deductible that may not exceed 5% of the guaranteed amount. Since the beginning of the program and until December 31, 2020, the Bank has carried out operations for an aggregate amount of $ 803,080 million.

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Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 3 - Significant events, continued

GOODWILL AND ASSETS GENERATED IN BUSINESS COMBINATION IMPAIRMENT

As a result of the application of the requirements established in International Accounting Standard 36 “Impairment of assets”, the Bank, at the end of each reporting period, assess impairment indicators that affect the determination of the recoverable amount for its assets.

Consistent with the requirements set forth above, as of the issuance of the Consolidated Financial Statements as of December 31, 2019, prepared in accordance with IFRS issued by the IASB, and incorporated in the 20-F report filed with the Securities and Exchange Commission of the United States, the Bank indicated that the effects of the economic and social events could have on the estimates and significant judgments, made on the process of preparing the Consolidated Financial Statements, were being monitored and concluded that there was no concrete evidence of impairment.

In the Interim Consolidated Financial Statements referred to as of March 31, 2020, considering the evolution of the economic and health situation, the Bank declared that it continued to monitor and permanently assess the impacts of the pandemic caused by Covid-19 in its results, as well as the effects on significant estimates and judgments including provisions for credit risk and impairment on assets in general, and on Goodwill in particular, concluding that these events did not have an impact on the results of the period or on the Consolidated Statement of Financial Position, despite identifying a decline in the relevant indicators that affect the determination of the recoverable amount of each of its cash generating units (CGUs).

In consideration of the impacts on the economy, both in Chile and Colombia, Peru and the United States (main markets where Itaú Corpbanca operates), which have had various factors, including the pandemic caused by Covid-19, as has been described above and in accordance with the constant monitoring carried out by the Bank, the indicators assessed, subsequently an impairment test was carried out as of June 30, 2020, on the valuation of the Goodwill and the intangibles assets generated in business combination assigned to the Chile and Colombia CGUs.

Once the corresponding calculations had been made, it was determined that it was necessary to recognize in the Consolidated Interim Financial Statements as of June 30, 2020, an impairment loss allocated to the Goodwill assigned to the Chile CGU for Ch$448,273 million, Ch$246,663 million corresponding to the total Goodwill assigned to the CGU Colombia and Ch$113,911 million (Ch$79,364 million net of deferred taxes) that represents all of the intangibles generated in business combinations assigned to the Colombia CGU. The total impact of these effects on the result attributable to equity holders of the Bank was Ch$764,024 million and Ch$10,276 million corresponding to non-controlling interest. This was reported on July 9, 2020 to the Commission for the Financial Market through a formal communication letter and recognized on our Consolidated Financial Statements as of June 30, 2020 and onwards. For further information see Note 32.

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Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 4 – Reporting Segments

The information reported by segments is determined by the Bank on the basis of its operating segments (Chile, that includes the New York Branch, and Colombia), which are mainly differentiated by the risks and rewards that affect them.

The reporting segments and the criteria used to inform the highest authority of the Bank on the decision making of the operation are in accordance with what is set forth in IFRS 8 "Operating Segments".

a)Segments

In accordance with the foregoing, the descriptions of each operating segment are as follows:

(i)	Chile

The Bank’s business activities in Chile take place mainly in the local market. It has strategically aligned its operations into the following five business areas that are directly related to its customers’ needs and the Bank’s strategy: 1) Wholesale Banking (a) Corporate Banking, (b) Large Companies, and (c) Real Estate and Construction; 2) Retail Banking (a) Itaú Private Bank, (b) Itaú Companies, (c) Itaú Personal Bank (d) Itaú and (e) Banco Condell; 3) Treasury; 4) Corporate; and 5) Other Financial Services.

The Bank manages these business areas using a reporting system for internal profitability. The operating results are regularly reviewed by the entity’s highest decision-making authority for operating decisions as one single Cash Generating Unit, to decide on the resource allocation for the segment and evaluate its performance.

(ii)	Colombia

Colombia has been identified as a separate operating segment based on its business activities. Its operating results are reviewed regularly by the entity’s highest decision-making authority for operating decisions as one single cash generating unit, to decide about resource allocation for the segment and evaluate its performance, and separate financial information is available for it.

The commercial activities of this segment are carried out by Itaú Corpbanca Colombia S.A. and its subsidiaries.

The Bank did not enter into transactions with a particular customer or third party in excess of 10% of its total income during the years ended December 31, 2020 and 2019.

b)Geographic Information

Itaú Corpbanca reports revenue by segment from external customers that is:

●	Attributed to the entity’s country of domicile and
●	Attributed, in aggregate, to all foreign countries where the entity obtains revenue.

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Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 4 – Reporting Segments, continued

When income from ordinary activities from external clients attributed to a particular foreign country is significant, they will be disclosed separately. According to the previous, the group operates in two main geographical areas: Chile and Colombia. Chile segment includes the operations carried out by Itaú Corpbanca New York Branch and Colombia segment includes the operations carried out by Itaú (Panama) S.A., Itaú Casa de Valores S.A. and Itaú Corredores de Seguros Colombia S.A.

The information on interest income and inflation-indexation adjustments for the years ended December 31, 2020 and 2019, of the aforementioned geographical areas is as follows:

	2020			2019
	Chile	Colombia	Totals	Chile	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Interest income	1,100,876	418,525	1,519,401	1,226,286	493,654	1,719,940
Interest expense	(490,729)	(192,508)	(683,237)	(631,279)	(241,943)	(873,222)
Net interest income	610,147	226,017	836,164	595,007	251,711	846,718

c)Information on assets, liabilities and profits and losses

Segment information on assets, liabilities, profits and losses for the year is presented in accordance with the main items described in the Compendium of Accounting Standards issued by the CMF.

c.1) Assets and Liabilities

		As of December 31, 2020			As of December 31, 2019
	Notes	Chile	Colombia	Totals	Chile	Colombia	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	2,761,202	327,870	3,089,072	610,901	398,780	1,009,681
Cash items in process of collection	5	173,099	93	173,192	230,595	710	231,305
Trading investments	6	143,330	437,039	580,369	109,924	71,478	181,402
Investments under resale agreements	7	84,173	21,407	105,580	46,686	29,289	75,975
Financial derivative contracts	8	3,817,286	165,517	3,982,803	3,061,530	93,427	3,154,957
Interbank loans, net and loans and accounts receivable from customers, net	9-10	17,572,588	4,119,796	21,692,384	17,768,441	4,661,402	22,429,843
Available for sale investments	11	3,353,239	611,481	3,964,720	2,748,183	845,021	3,593,204
Held to maturity investments	11	7,297	104,346	111,643	30,132	85,550	115,682
Investments in companies	12	8,710	3,273	11,983	11,166	3,772	14,938
Intangibles (*)	13	682,695	35,988	718,683	1,190,374	427,371	1,617,745
Fixed assets	14	32,161	23,859	56,020	36,051	21,911	57,962
Right of use asset under lease agreements	15	142,108	28,495	170,603	165,986	38,573	204,559
Current taxes	16	44,976	19,723	64,699	30,773	54,743	85,516
Deferred taxes	16	263,934	50,178	314,112	176,696	7,471	184,167
Other assets	17	513,838	88,931	602,769	705,354	78,093	783,447
Totals		29,600,636	6,037,996	35,638,632	26,922,792	6,817,591	33,740,383

(*)Includes Goodwill generated in business combination between Banco Itaú Chile and Corpbanca totaling MCh$492,512 as of December 31, 2020 (MCh$1,194,331 as of December 31, 2019).

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Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 4 – Reporting Segments, continued

		As of December 31, 2020			As of December 31, 2019
	Notes	Chile	Colombia	Totals	Chile	Colombia	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
LIABILITIES
Deposits and other demand liabilities	18	3,939,501	2,257,905	6,197,406	2,765,496	2,107,952	4,873,448
Cash items in process of being cleared	5	154,231	1	154,232	164,573	—	164,573
Obligations under repurchase agreements	7	399,593	239,258	638,851	499,136	60,321	559,457
Time deposits and other time liabilities	18	9,984,010	1,449,054	11,433,064	9,700,785	1,919,402	11,620,187
Financial derivative contracts	8	3,494,611	178,980	3,673,591	2,839,914	98,120	2,938,034
Interbank borrowings	19	3,393,160	405,818	3,798,978	1,883,900	762,856	2,646,756
Debt instruments issued	20	5,472,392	732,464	6,204,856	5,687,763	720,593	6,408,356
Other financial liabilities	20	13,123	—	13,123	12,966	—	12,966
Obligations for lease	15	125,265	26,620	151,885	137,334	35,590	172,924
Current taxes	16	596	1,170	1,766	13	—	13
Deferred taxes	16	—	237	237	—	263	263
Provisions	21	181,003	101,280	282,283	111,796	82,311	194,107
Other liabilities	22	619,955	80,079	700,034	653,786	55,128	708,914
Totals		27,777,440	5,472,866	33,250,306	24,457,462	5,842,536	30,299,998

c.2) Income for the years ended December 31, 2020 and 2019

		For the years ended December 31,
		2020			2019
	Notes	Chile	Colombia	Totals	Chile	Colombia	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Net interest income	25	610,147	226,017	836,164	595,007	251,711	846,718
Net fee and commission income	26	108,140	32,859	140,999	138,007	36,397	174,404
Net income (expense) from financial operations	27	24,961	84,877	109,838	151,572	(10,138)	141,434
Net foreign exchange gain (loss)	28	(20,491)	(53,973)	(74,464)	(24,858)	52,484	27,626
Other operating income		16,906	48,990	65,896	20,682	25,220	45,902
Provision for loan losses	29	(395,252)	(133,207)	(528,459)	(243,133)	(79,560)	(322,693)
NET OPERATING PROFIT		344,411	205,563	549,974	637,277	276,114	913,391
Depreciation and amortization	32	(96,117)	(30,327)	(126,444)	(86,593)	(40,573)	(127,166)
Operating expenses (*)(**)		(935,094)	(566,376)	(1,501,470)	(398,713)	(215,096)	(613,809)
OPERATING INCOME (LOSS)		(686,800)	(391,140)	(1,077,940)	151,971	20,445	172,416
Income (loss) from investments in companies	12	(2,765)	1,426	(1,339)	4,900	1,932	6,832
Income taxes	16	99,275	41,387	140,662	(41,520)	(5,264)	(46,784)
CONSOLIDATED INCOME (LOSS) FOR THE YEAR		(590,290)	(348,327)	(938,617)	115,351	17,113	132,464

(*)Includes personnel salaries and expenses, administrative expenses, impairment and other operating expenses

(**)

As of December 31, 2020, includes the recognition of an impairment loss of MCh$857,990. The impairment is broken down into MCh$694,936 corresponding to the impairment on Goodwill, MCh$448,273 and MCh$246.663 of CGUs of Chile and Colombia, respectively, and MCh$113,911 corresponds to the intangibles generated in the business combination of the CGU Colombia. Intangible assets includes an impairment loss on Softwares and Licenses of MCh$38,849, which is broken down into MCh$ 34,524 and MCh$4,325 in the Chile CGU and Colombia CGU, respectively. Additionally, CGU Chile includes impairment loss on Fixed assets and Leasehold improvements for MCh$891 and MCh$9,403 respectively.

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Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 5 - Cash and Cash Equivalents

a)Cash and Cash Equivalents detail

The detail of balances included under cash and cash equivalents is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Cash and deposits in banks
Cash	254,200	253,779
Deposits in the Central Bank of Chile	1,067,421	103,756
Deposits in local banks	27,017	14,254
Deposits in foreign banks	1,740,434	637,892
Subtotals cash and deposits in banks	3,089,072	1,009,681

Cash items in process of collection, net (1)	18,960	66,732
Highly liquid financial instruments (2)	1,337,754	295,551
Investments under resale agreements (3)	60,470	75,975
Totals cash and cash equivalents	4,506,256	1,447,939

(1)	See letter b. “Cash in process of collection and in process of being cleared” on the next page.
(2)	Highly liquid financial instruments: Corresponds to those financial instruments included in the trading and available-for-sale portfolios with maturities that do not exceed three months from the acquisition date and the detail is as follows:

		As of December 31,
	Note	2020	2019
		MCh$	MCh$
Highly liquid financial instruments
Trading investments	6	132,043	28,772
Available for sale investments	11	1,205,711	266,779
Totals		1,337,754	295,551

(3) Investments under resale agreements: Corresponds to resale agreements with maturities that do not exceed three months from the acquisition date, which are presented under the item "Investments under resale agreements" of the asset in the Consolidated Statement of Financial Position. The detail is as follows:

		As of December 31,
	Note	2020	2019
		MCh$	MCh$
Investments under resale agreements	7 a)	60,470	75,975

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	77

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 5 – Cash and Cash Equivalents, continued

b)Cash in process of collection and in process of being cleared

Corresponden Cash items in process of collection and in process of being cleared represent domestic transactions, which have not been processed through the central domestic clearinghouse, or international transactions that may be delayed in settlement due to timing differences. The detail of these balances is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Assets
Documents held by other banks (documents to be cleared)	37,030	76,922
Funds receivable	136,162	154,383
Subtotals assets	173,192	231,305
Liabilities
Funds payable	154,232	164,573
Subtotals liabilities	154,232	164,573
Cash items in process of collection, net	18,960	66,732

c)Other operating cash flows

Based on the nature of its activities, the Bank considers that its funding has a direct relationship with its loan and investing portfolio; for such purpose all those activities are taken into consideration to determine, approve and monitor the financial strategies that guide the Bank with respect to the composition of its assets and liabilities, cash inflows and outflows and transactions with financial instruments.

Finally, the Bank, based on its overall business strategy, considers that gains and losses derived from these transactions are part of the main revenue generating activities and core business, and that the presentation of the cash flows from those items under operating activities consequently shows consistency between our Consolidated Statement of Income and our Consolidated Statement of Cash Flows.

Examples of cash flows from operating activities are:

(i) Investments under resale agreements and obligations under repurchase agreements. These items represent the cash flows (collections and payments) corresponding to the purchase and sale of obligations and securities lending associated with financial intermediation activities (see Note 7).

(ii) Investments portfolio. This item represents the cash flows (collections and payments) of our trading and non-trading portfolio related financial instruments (see Note 6 and Note 11).

(iii) Foreign borrowings and repayment of foreign borrowings. These items represent the cash flows (collections and payments) of obligations with foreign banks (see Note 19) for the financing of foreign trade loans, which are included as part of the following items: “Loans and receivables from banks” (see Note 9) and “Loans and receivables from customers” (see Note 10).

(iv) Increase and repayment of other borrowings. These items represent the cash flows (collections and payments) arising from the obligations corresponding to financing or operations specific to the business (see Note 20).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	78

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 6 – Trading Investments

The detail of the financial instruments classified as trading investments is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank bonds	21,369	52,019
Other Government securities	86,673	28,879
Other Chilean securities
Bonds	271	905
Notes	—	—
Other securities	—	22,218
Foreign financial securities
Bonds	432,178	67,088
Other securities	4,861	4,390
Investments in mutual funds
Funds managed by related entities	35,017	5,870
Funds managed by third parties	—	33
Totals	580,369	181,402

As of December 31, 2020, the trading portfolio includes financial assets for an amount of MCh$132,043 (MCh$28,772 as of December 31, 2019) with maturities which do not exceed three months from the acquisition date and are considered as cash equivalents (see Note 5).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	79

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 7 – Investments under Resale Agreements and Obligations under Repurchase Agreements

a)	The Bank purchases financial instruments to resell them on a future date. As of December 31, 2020 and 2019, the instruments acquired under agreements to resell are as follows:

	As of December 31, 2020
		Between 3
	Up to	months and 1
	3 months	year	Over 1 year	Totals
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank instruments	—	—	—	—
Government securities	—	43,633	—	43,633
Other Chilean Central Bank and Government securities	—	—	—	—
Other Chilean securities
Bonds	40,540	—	—	40,540
Notes	—	—	—	—
Other securities	—	—	—	—
Foreign financial securities
Foreign financial securities	14,072	—	1,477	15,549
Other foreign instruments	5,858	—	—	5,858
Totals	60,470	43,633	1,477	105,580

	As of December 31, 2019
		Between 3
	Up to	months and 1
	3 months	year	Over 1 year	Totals
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank instruments	20,593	—	—	20,593
Government securities	17,491	—	—	17,491
Other Chilean Central Bank and Government securities	—	—	—	—
Other Chilean securities
Bonds	8,603	—	—	8,603
Notes	—	—	—	—
Other securities	—	—	—	—
Foreign financial securities
Foreign financial securities	27,546	—	—	27,546
Other foreign instruments	1,742	—	—	1,742
Totals	75,975	—	—	75,975

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	80

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 7- Investments under Resale Agreements and Obligations under Repurchase Agreements, continued

b)	As of December 31, 2020 and 2019, the instruments acquired under agreements to repurchase are as follows:

	As of December 31, 2020
		Between 3
	Up to	months and 1
	3 months	year	Over 1 year	Totals
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank instruments	310,565	—	—	310,565
Government securities	49,337	—	—	49,337
Other Chilean Central Bank and Government securities	—	—	—	—
Other Chilean securities
Bonds	39,691	—	—	39,691
Notes	—	—	—	—
Other securities	—	—	—	—
Foreign financial securities
Foreign financial securities	—	—	—	—
Other foreign instruments	239,258	—	—	239,258
Totals	638,851	—	—	638,851

	As of December 31, 2019
		Between 3
	Up to	months and 1
	3 months	year	Over 1 year	Totals
	MCh$	MCh$	MCh$	MCh$
Chilean Central Bank and Government securities
Chilean Central Bank instruments	168,778	—	—	168,778
Government securities	11,970	—	—	11,970
Other Chilean Central Bank and Government securities	—	—	—	—
Other Chilean securities
Bonds	318,389	—	—	318,389
Notes	—	—	—	—
Other securities	—	—	—	—
Foreign financial securities
Foreign financial securities	—	—	—	—
Other foreign instruments	60,320	—	—	60,320
Totals	559,457	—	—	559,457

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	81

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 8 – Financial Derivative Contracts and Hedge Accounting

a)Derivatives held for trading and hedge accounting

The Bank and its subsidiaries use the following derivate financial instruments for hedge accounting and trading purposes, which, in order to capture the credit risk in the valuation, are adjusted to reflect the CVA (Credit Value Adjustment) and DVA (Debit Value Adjustment). The detail of these instruments is presented below:

	As of December 31,
	2020		2019
	Assets	Liabilities	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	306,472	162,450	203,868	144,069
Derivatives held for trading	3,676,331	3,511,141	2,951,089	2,793,965
Totals	3,982,803	3,673,591	3,154,957	2,938,034

a.1) Financial derivatives assets

	As of December 31, 2020
	Notional
	Up to	Between 3 months	Over	Fair
	3 months	and 1 year	1 year	value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	7,882,839	2,358,854	417,178	472,208
Currency swaps	246,599	932,372	8,656,771	938,762
Interest rate swaps	3,828,930	6,424,682	26,020,406	2,570,553
Call currency options	13,402	15,483	—	195
Put currency options	7,797	10,514	—	1,085
Totals	11,979,567	9,741,905	35,094,355	3,982,803

	As of December 31, 2019
	Notional
	Up to	Between 3 months	Over	Fair
	3 months	and 1 year	1 year	value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	8,174,950	3,931,647	1,234,741	454,300
Currency swaps	217,953	923,526	6,640,937	855,780
Interest rate swaps	4,125,562	7,225,228	31,308,891	1,840,855
Call currency options	34,713	49,753	748	3,805
Put currency options	5,067	15,940	—	217
Totals	12,558,245	12,146,094	39,185,317	3,154,957

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	82

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

a.2) Financial derivatives liabilities

	As of December 31, 2020
	Notional
	Up to	Between 3 months	Over	Fair
	3 months	and 1 year	1 year	value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	7,913,739	1,989,333	935,565	433,863
Currency swaps	335,192	953,275	7,480,516	775,122
Interest rate swaps	3,509,633	6,205,021	27,404,647	2,463,249
Call currency options	9,434	15,404	—	271
Put currency options	5,753	5,786	—	1,086
Totals	11,773,751	9,168,819	35,820,728	3,673,591

	As of December 31, 2019
	Notional
	Up to	Between 3 months	Over	Fair
	3 months	and 1 year	1 year	value
	MCh$	MCh$	MCh$	MCh$
Currency forwards	11,622,926	4,440,565	830,870	504,276
Currency swaps	182,481	831,635	6,249,881	769,072
Interest rate swaps	2,939,069	6,101,205	29,362,545	1,662,363
Call currency options	31,482	51,810	—	1,758
Put currency options	18,837	39,941	374	565
Totals	14,794,795	11,465,156	36,443,670	2,938,034

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	83

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

a.3) Portfolio detail

As of December 31, 2020 and 2019, the portfolio of financial derivative instruments for hedge accounting and trading purposes are as follows:

	As of December 31, 2020
	Notional totals			Fair Value
	Up to	Between 3 months
	3 months	and 1 year	Over 1 year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	3,704,562	965,569	2,261,626	306,472	162,450
Fair value hedge
Currency forwards	—	—	—	—	—
Currency swaps	—	—	74,894	9,666	—
Interest rate swaps	—	201,193	1,960,759	203,913	61,705
Subtotals	—	201,193	2,035,653	213,579	61,705
Cash flows hedge
Currency forwards	1,657,848	716,842	178,107	3,919	33,112
Currency swaps	—	—	—	—	—
Interest rate swaps	4,000	29,233	47,866	2,094	238
Subtotals	1,661,848	746,075	225,973	6,013	33,350
Net investment in a foreign operation hedge
Currency forwards	2,042,714	18,301	—	86,880	67,395
Subtotals	2,042,714	18,301	—	86,880	67,395

Derivatives held for trading	20,048,756	17,945,155	68,653,457	3,676,331	3,511,141
Currency forwards	12,096,016	3,613,044	1,174,636	381,409	333,356
Currency swaps	581,791	1,885,647	16,062,393	929,096	775,122
Interest rate swaps	7,334,563	12,399,277	51,416,428	2,364,546	2,401,306
Call currency options	22,836	30,887	—	195	271
Put currency options	13,550	16,300	—	1,085	1,086
Subtotals	20,048,756	17,945,155	68,653,457	3,676,331	3,511,141
Totals	23,753,318	18,910,724	70,915,083	3,982,803	3,673,591

	As of December 31, 2019
	Notional totals			Fair Value
	Up to	Between 3 months
	3 months	and 1 year	Over 1 year	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedge accounting	3,679,576	1,371,790	3,072,685	203,868	144,069
Fair value hedge
Currency swaps	—	—	47,463	—	1,479
Interest rate swaps	—	29,342	1,952,968	152,011	50,247
Subtotals	—	29,342	2,000,431	152,011	51,726
Cash flows hedge
Currency forwards	1,426,697	849,243	556,633	4,174	17,798
Currency swaps	—	47,155	78,592	6,145	2,703
Interest rate swaps	32,408	—	437,029	2,722	5,820
Subtotals	1,459,105	896,398	1,072,254	13,041	26,321
Net investment in a foreign operation hedge
Currency forwards	2,220,471	446,050	—	38,816	66,022
Subtotals	2,220,471	446,050	—	38,816	66,022

Derivatives held for trading	23,673,464	22,239,460	72,556,302	2,951,089	2,793,965
Currency forwards	16,150,708	7,076,919	1,508,978	411,310	420,456
Currency swaps	400,434	1,708,006	12,764,763	849,635	764,890
Interest rate swaps	7,032,223	13,297,091	58,281,439	1,686,122	1,606,296
Call currency options	66,195	101,563	748	3,805	1,758
Put currency options	23,904	55,881	374	217	565
Subtotals	23,673,464	22,239,460	72,556,302	2,951,089	2,793,965
Totals	27,353,040	23,611,250	75,628,987	3,154,957	2,938,034

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	84

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 8 - Financial Derivative Contracts and Hedge Accounting, continued

b. Hedge accounting

b.1 Fair value hedges

The Bank uses interest rate derivatives to manage its structural risk by minimizing accounting asymmetries in the Consolidated Statement of Financial Position. Through different hedging strategies, it redenominates an element originally at a fixed rate to a floating rate, thus decreasing the financial duration and consequently risk, aligning the balance sheet structure with expected movements in the yield curve.

The following table presents the hedged items and the hedging instrument at fair value as of December 31, 2020 and 2019, broken down by maturity:

	As of December 31, 2020
	National amounts
	Up to 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Loans and accounts receivable from customers
Commercial and mortgage loans	—	—	—	—	—
Mortgage mutual loans (1)	162,429	242,180	16,753	241,691	663,053
Time deposits and other time liabilities
Time deposits	—	20,472	5,817	—	26,289
Available fro sale investments					-
Treasury bonds	9,950	187,635	20,540	37,527	255,652
Interbank borrowings
Interbank loans	—	75,994	—	—	75,994
Debt instruments issued					-
Senior bonds	29,070	70,000	428,077	688,967	1,216,114
Totals	201,449	596,281	471,187	968,185	2,237,102
Hedging instruments
Currency forwards	—	—	—	—	—
Currency swaps	—	74,894	—	—	74,894
Interest rate swaps	201,193	521,387	471,187	968,185	2,161,952
Totals	201,193	596,281	471,187	968,185	2,236,846

	As of December 31, 2019
	National amounts
	Up to 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Loans and accounts receivable from customers
Commercial and mortgage loans	1,032	—	—	—	1,032
Mortgage mutual loans (1)	—	342,159	80,629	263,067	685,855
Available fro sale investments
Treasury bonds	—	52,704	49,932	25,458	128,094
Debt instruments issued
Senior bonds	28,310	98,310	80,620	1,007,834	1,215,074
Totals	29,342	493,173	211,181	1,296,359	2,030,055
Hedging instruments
Currency swaps	—	47,463	—	—	47,463
Interest rate swaps	29,342	445,428	211,181	1,296,359	1,982,310
Totals	29,342	492,891	211,181	1,296,359	2,029,773
(1)	Colombia: The information includes the effects on the hedge item generated by prepayments, therefore, cash flows from the hedge item and the hedging instrument are not perfectly balanced.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	85

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

A Below is an estimate forecast of cash flows:

Forecasted cash flows by interest rate risk:

	As of December 31, 2020
	National amounts
	Up to 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Inflows (*)	12,496	191,835	11,437	3,563	219,331
Outflows	(18,448)	(130,799)	(48,778)	(43,439)	(241,464)
Net flows	(5,952)	61,036	(37,341)	(39,876)	(22,133)
Hedging instruments(**)
Outflows	18,448	130,799	48,778	43,439	241,464
Inflows	(12,240)	(191,835)	(11,437)	(3,563)	(219,075)
Net flows	6,208	(61,036)	37,341	39,876	22,389

	As of December 31, 2019
	National amounts
	Up to 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Inflows (*)	9,890	66,797	13,343	4,570	94,600
Outflows	(45,795)	(36,038)	(129,595)	(54,460)	(265,888)
Net flows	(35,905)	30,759	(116,252)	(49,890)	(171,288)
Hedging instruments(**)
Outflows	(9,890)	(66,515)	(13,343)	(4,570)	(94,318)
Inflows	45,795	36,038	129,595	54,460	265,888
Net flows	35,905	(30,477)	116,252	49,890	171,570

(*) Colombia: The information includes the effects on the hedge item generated by prepayments, therefore, cash flows from the hedge item and the hedging instrument are not perfectly balanced.

(**) Only includes cash flows forecast portion of the hedge instruments used to cover interest rate risk.

b.2 Cash flow hedges

Cash flow hedges are used by the Bank mainly to:

●	Reduce the volatility of cash flows in items in the Statement of Financial position that are indexed to inflation through the use of inflation forwards and combinations of swaps in pesos and indexed units.
●	Set the rate of a portion of the pool of short-term liabilities in pesos, thus reducing the risk of an important part of the Bank's cost of funding, although still maintaining the liquidity risk of the pool.
●	It also sets the rate of funding sources at a floating rate, decreasing the risk that its funding costs increase.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	86

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

The following table presents the nominal values of the hedged item as of December 31, 2020 and 2019:

	As of December 31, 2020
	Notional amounts
	Up to 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
C40 UF	2,102,296	174,422	—	—	2,276,718
Commercial loans	23,000	20,000	—	—	43,000
Time deposits and other time liabilities
Time deposits	—	—	—	—	—
Debt instruments issued
Senior bonds	—	27,866	—	—	27,866
Interbank borrowings
Interbank loans	240,831	3,685	—	—	244,516
Highly probable transaction
Disbursement USD	40,796	—	—	—	40,796
Totals	2,406,923	225,973	—	—	2,632,896
Hedging instruments
Currency forwards	2,374,690	178,107	—	—	2,552,797
Currency swaps	—	—	—	—	-
Interest rate swaps	33,233	47,866	—	—	81,099
Totals	2,407,923	225,973	—	—	2,633,896

	As of December 31, 2019
	Notional amounts
	Up to 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
C40 UF	1,804,079	566,729	—	—	2,370,808
Commercial loans	5,000	43,000	—	—	48,000
Time deposits and other time liabilities
Time deposits	27,408	—	342,633	41,300	411,341
Debt instruments issued
Senior bonds	476,036	—	78,592	—	554,628
Interbank borrowings
Interbank loans	42,979	—	—	—	42,979
Totals	2,355,502	609,729	421,225	41,300	3,427,756
Hedging instruments
Currency forwards	2,275,939	556,633	—	—	2,832,572
Currency swaps	47,155	—	78,592	—	125,747
Interest rate swaps	32,408	53,096	342,633	41,300	469,437
Totals	2,355,502	609,729	421,225	41,300	3,427,756

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	87

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

Below is an estimate forecast of cash flows:

Forecasted cash flows by interest rate risk:

	As of December 31, 2020
	Notional amounts
	Up to 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Inflows	47,490	5,925	—	—	53,415
Outflows	(240,854)	(31,551)	—	—	(272,405)
Net flows	(193,364)	(25,626)	—	—	(218,990)
Hedging instruments(*)
Inflows	240,854	31,551	—	—	272,405
Outflows	(47,490)	(5,925)	—	—	(53,415)
Net flows	193,364	25,626	—	—	218,990

	As of December 31, 2019
	Notional amounts
	Up to 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Inflows	43,430	23,797	-	-	67,227
Outflows	(484,997)	(17,615)	(13,260)	(941)	(516,813)
Net flows	(441,567)	6,182	(13,260)	(941)	(449,586)
Hedging instruments(*)
Inflows	(43,430)	(23,797)	-	-	(67,227)
Outflows	484,997	17,615	13,260	941	516,813
Net flows	441,567	(6,182)	13,260	941	449,586

(*) Only includes cash flows forecast portion of the hedge instruments used to cover interest rate risk.

	As of December 31,
	2020		2019
	Effective	Ineffective	Effective	Ineffective
	portion	portion	portion	portion
	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
C40 UF	(527)	(37)	1,090	(516)
Commercial loans	1,654	140	2,159	289
Time deposits and other time liabilities
Time deposits	(1,090)	(1)	(4,510)	91
Debt instruments issued
Senior bonds	(34)	—	—	—
Interbank borrowings
Interbank loans	2,320	(7)	(6,676)	(8)
Highly probable transaction.
Disbursement USD	882	—	3,065	—
Totals	3,205	95	(4,872)	(144)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	88

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

The effective portion generated by cash flow derivatives recorded in the Statement of Changes in Equity as of December 31, 2020 and 2019. The ineffective portion generated by cash flow derivatives is because both the hedged item and the hedged object do not mirror each other, which means that changes in value attributable to rate and reset components are not fully offset, but remain within the effectiveness range defined by the standard.

The income generated by cash flow hedge derivatives whose effect was transferred from Other Comprehensive Income to Income for the year, as follow:

	As of December 31,
	2020	2019
	MCh$	MCh$
Hedged item
Loans and accounts receivables from customers
C40 UF	1,617	3,681
Commercial loans	505	(1,134)
Time deposits and other time liabilities
Time deposits (*)	(4,324)	4,088
Debt instruments issued
Senior bonds	—	—
Interbank borrowings
Interbank loans	—	—
Totals	(2,202)	6,635

(*) Includes the effects of the discontinuing cash flow hedge strategy on time deposits.

b.3 Hedge of net investments in foreign operations

Itaú Corpbanca, the parent company whose functional currency is the Chilean peso, has foreign business investments consisting of a branch in New York and acquisitions in Colombia. As a result of the proper accounting treatment for these investments, fluctuations in the value of the investments as a result of changes in the Chilean peso-Colombian peso exchange rate alter the parent company's equity. The objective of these hedges is to safeguard the value of equity by managing exchange rate risk affecting the investments.

Hedges of a net investment in a foreign operation, including hedges of monetary items that are accounted for as part of a net investment, are recorded to cash flow hedges, where:

●	The effective portion generated by cash flow derivatives recorded in the Consolidated Statement of Changes in Equity amount to MM$ 58,927 net of taxes as of December 31, 2020 and MM $ 32,413 net of deferred taxes 2019.
●	The ineffective portion generated from hedge instruments is recorded on profit and loss. For the years ended on December 31, 2020 and 2019 no ineffective portions were recorded.

		As of December 31,
	Notes	2020	2019
		MCh$	MCh$
Opening balance		(10,756)	21,657
Gains (losses) on hedge of net investment in foreign operation, before tax	24 g.	80,722	(46,786)
Income tax relating to hedges of net investment in foreign operations	24 g.	(21,795)	14,373
Closing balance		48,171	(10,756)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	89

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 8 – Financial Derivative Contracts and Hedge Accounting, continued

Each hedge is detailed in the table below:

b.3.1 Hedge of net investment in the New York branch and Itaú Corpbanca Colombia subsidiary

	As of December 31, 2020
	Notional amounts				Statement of Changes in Equity	Statement of Income
	Up to 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Effective portion for the year	Ineffective portion
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Net foreign investment in Colombia	1,897,025	-	-	-	51,803	-
Net foreign investment in NY	163,990	-	-	-	(8,231)	-
Totals	2,061,015	-	-	-	43,572	-
Hedging instruments
Currency forwards	2,061,015	-	-	-	43,572	-

	As of December 31, 2019
	Notional amounts				Statement of Changes in Equity	Statement of Income
	Up to 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Effective portion for the year	Ineffective portion
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged items
Net foreign investment in Colombia	2,360,798	-	-	-	(35,744)	-
Net foreign investment in NY	305,723	-	-	-	(11,042)	-
Totals	2,666,521	-	-	-	(46,786)	-
Hedging instruments
Currency forwards	2,666,521	-	-	-	(46,786)	-

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	90

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 9 – Interbank Loans

As of December 31, 2020 and 2019, interbank loans are detailed as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Local Banks
Loans to local banks	—	—
Allowances for loans losses	—	—
Subtotals	—	—
Foreign Banks
Interbank cash loans	—	37,048
Loans to foreign banks	—	755
Non-transferable deposits with foreign banks	7,131	18,832
Allowances for loans losses	(16)	(430)
Subtotals	7,115	56,205
Chilean Central Bank
Deposits with the Chilean Central Bank not available	—	—
Subtotals	—	—
Totals	7,115	56,205

Movements in provisions and impairment for local and foreign interbank loans during the years ended December 31, 2020 and 2019 are as follows:

	Banks			Banks
	Local	Foreign	Totals	Local	Foreign	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances at the beginning of the year	—	(430)	(430)	—	(463)	(463)
Charge-offs	—	—	—	—	—	—
Allowances established	—	(407)	(407)	—	(507)	(507)
Allowances released	—	800	800	—	574	574
Impairment	—	—	—	—	—	—
Exchange differences	—	21	21	—	(34)	(34)
Balances at end of year	—	(16)	(16)	—	(430)	(430)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	91

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 10 – Loans and accounts receivable from customers

a)	Loans and accounts receivable from customers

As of December 31, 2020 and 2019, the loan portfolio is detailed as follows:

	Assets before allowances			Allowances
	Normal	Impaired		Individual	Group		Net assets
As of December 31, 2020	portfolio	portfolio	Totals	allowances	allowances	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	10,907,500	1,267,481	12,174,981	(555,343)	(59,475)	(614,818)	11,560,163
Foreign trade loans	846,209	3,290	849,499	(18,933)	(3,048)	(21,981)	827,518
Checking accounts debtors	59,545	10,581	70,126	(4,214)	(3,993)	(8,207)	61,919
Factoring transactions	155,156	384	155,540	(3,941)	(176)	(4,117)	151,423
Student loans	533,813	74,475	608,288	—	(17,980)	(17,980)	590,308
Commercial leasing transactions	868,947	72,350	941,297	(20,067)	(4,335)	(24,402)	916,895
Other commercial loans and receivables	26,076	2,087	28,163	(868)	(1,536)	(2,404)	25,759
Subtotals	13,397,246	1,430,648	14,827,894	(603,366)	(90,543)	(693,909)	14,133,985
Mortgage loans
Loans with mortgage finance bonds	21,550	1,795	23,345	—	(114)	(114)	23,231
Endorsable mortgage mutual loans	83,039	7,417	90,456	—	(515)	(515)	89,941
Other mortgage mutual loans	4,563,173	208,861	4,772,034	—	(29,411)	(29,411)	4,742,623
Mortgage leasing transactions	295,271	12,303	307,574	—	(11,718)	(11,718)	295,856
Other mortgage loans and receivables	72,881	1,634	74,515	—	(329)	(329)	74,186
Subtotals	5,035,914	232,010	5,267,924	—	(42,087)	(42,087)	5,225,837
Consumer loans
Installment consumer loans	1,724,931	141,908	1,866,839	—	(137,770)	(137,770)	1,729,069
Checking account debtors	113,626	10,383	124,009	—	(8,407)	(8,407)	115,602
Credit card balances	456,053	11,571	467,624	—	(18,821)	(18,821)	448,803
Consumer leasing transactions	1,279	188	1,467	—	(182)	(182)	1,285
Other consumer loans and receivables	32,033	1,281	33,314	—	(2,626)	(2,626)	30,688
Subtotals	2,327,922	165,331	2,493,253	—	(167,806)	(167,806)	2,325,447
Totals	20,761,082	1,827,989	22,589,071	(603,366)	(300,436)	(903,802)	21,685,269

	Assets before allowances			Allowances
	Normal	Impaired		Individual	Group		Net assets
As of December 31, 2019	portfolio	portfolio	Totals	allowances	allowances	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans
Commercial loans	11,404,955	883,855	12,288,810	(350,331)	(55,621)	(405,952)	11,882,858
Foreign trade loans	1,082,539	26,630	1,109,169	(72,506)	(1,321)	(73,827)	1,035,342
Checking accounts debtors	142,076	12,200	154,276	(5,593)	(4,823)	(10,416)	143,860
Factoring transactions	220,554	550	221,104	(3,231)	(331)	(3,562)	217,542
Student loans	595,271	78,692	673,963	—	(19,052)	(19,052)	654,911
Commercial leasing transactions	948,297	56,912	1,005,209	(11,832)	(4,470)	(16,302)	988,907
Other commercial loans and receivables	24,251	3,004	27,255	(691)	(1,998)	(2,689)	24,566
Subtotals	14,417,943	1,061,843	15,479,786	(444,184)	(87,616)	(531,800)	14,947,986
Mortgage loans
Loans with mortgage finance bonds	27,771	2,498	30,269	—	(157)	(157)	30,112
Endorsable mortgage mutual loans	95,838	8,012	103,850	—	(648)	(648)	103,202
Other mortgage mutual loans	4,183,069	201,478	4,384,547	—	(31,452)	(31,452)	4,353,095
Mortgage leasing transactions	318,777	17,810	336,587	—	(12,879)	(12,879)	323,708
Other mortgage loans and receivables	18,819	1,969	20,788	—	(156)	(156)	20,632
Subtotals	4,644,274	231,767	4,876,041	—	(45,292)	(45,292)	4,830,749
Consumer loans
Installment consumer loans	1,869,870	135,168	2,005,038	—	(155,642)	(155,642)	1,849,396
Checking account debtors	187,794	18,944	206,738	—	(16,179)	(16,179)	190,559
Credit card balances	518,471	19,270	537,741	—	(27,784)	(27,784)	509,957
Consumer leasing transactions	2,943	170	3,113	—	(227)	(227)	2,886
Other consumer loans and receivables	43,986	1,613	45,599	—	(3,494)	(3,494)	42,105
Subtotals	2,623,064	175,165	2,798,229	—	(203,326)	(203,326)	2,594,903
Totals	21,685,281	1,468,775	23,154,056	(444,184)	(336,234)	(780,418)	22,373,638

Unimpaired portfolio: This includes individual debtors in the Normal portfolio (A1 to A6) and the Substandard portfolio (B1 to B2). For group assessed loans, it includes the Normal portfolio.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	92

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 10 – Loans and accounts receivable from customers, continued

Impaired portfolio: This includes individually assessed debtors in the Non-compliant portfolio (C1 to C6) and the Substandard portfolio (B3 to B4). For group assessed loans, it includes the Non-compliant portfolio.

Guarantees received by the Bank to secure collections of rights reflected in its loan portfolios are real mortgage-type guarantees (urban and rural property, farm land, ships and aircraft, mining claims and other assets) and pledges (inventory, farm assets, industrial assets, plantings and other pledged assets). As of December 31, 2020 and 2019, the fair value of guarantees received corresponds to 145.15% and 137.51 of the assets guaranteed, respectively.

In the case of mortgage collaterals, as of December 31, 2020 and 2019, the fair value of the guarantees received corresponds to 96.88% and 89.87% of the outstanding receivable balance on loans, respectively.

The Bank finances its customers’ purchases of assets, including real estate and other personal property, through financial lease agreements that are presented within this item. As of December 31, 2020, the Bank recorded MCh$877,510 in financial leases for non-real estate assets (MCh$628,823 as of December 31, 2019) and MCh$372,827 in financial leases for real estate assets (MCh$716,401 as of December 31, 2019).

Collaterals: As of December 31, 2020, the bank constituted guarantees in favor of the Central Bank of Chile (BCCH), endorsing loans from the commercial portfolio as requirement in order to use the lines of Credit Facility Conditional to the Increase in Loans (FCIC) and the Liquidity Credit Line (LCL). The pledged loans have an outstanding principal balance of Ch $ 1,766,997 million. Additional disclosures on FCIC and LCL were included in Notes 19 and 23, letter e).

b)Portfolio characteristics

The following table details the Bank's loan portfolio (before allowances) as of December 31, 2020 and 2019, by the customer's industry sector:

	Local loans		Foreign loans		Totals		Percentages
	As of December 31,		As of December 31,		As of December 31,		As of December 31,
	2020	2019	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	%	%
Commercial Loans
Manufacturing	973,913	988,739	87,253	111,000	1,061,166	1,099,739	4.69%	4.75%
Mining	336,354	292,263	198,635	259,352	534,989	551,615	2.37%	2.38%
Electricity, gas and water	694,970	685,749	404,875	439,792	1,099,845	1,125,541	4.87%	4.86%
Agriculture and livestock	328,563	309,648	166,191	174,295	494,754	483,943	2.19%	2.09%
Forestry and wood extraction	51,348	48,192	4,674	5,136	56,022	53,328	0.25%	0.23%
Fishing	31,461	42,397	4,273	4,505	35,734	46,902	0.16%	0.20%
Transport	498,450	478,737	88,563	80,534	587,013	559,271	2.59%	2.41%
Communications	52,911	25,209	3,254	9,717	56,165	34,926	0.25%	0.15%
Construction	1,536,686	1,757,874	300,997	348,955	1,837,683	2,106,829	8.14%	9.10%
Commerce	1,618,660	1,439,969	592,492	689,210	2,211,152	2,129,179	9.79%	9.20%
Services	2,761,121	2,864,307	839,930	1,080,264	3,601,051	3,944,571	15.94%	17.04%
Others	2,227,031	2,294,517	1,025,289	1,049,425	3,252,320	3,343,942	14.40%	14.44%
Subtotals	11,111,468	11,227,601	3,716,426	4,252,185	14,827,894	15,479,786	65.64%	66.85%
Mortgage Loans	4,636,151	4,211,094	631,773	664,947	5,267,924	4,876,041	23.32%	21.06%
Consumer Loans	1,707,058	1,923,745	786,195	874,484	2,493,253	2,798,229	11.04%	12.09%
Totals	17,454,677	17,362,440	5,134,394	5,791,616	22,589,071	23,154,056	100%	100%

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	93

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 10 – Loans and accounts receivable from customers, continued

c)Allowances

Movements in allowances for loan losses during the years ended December 31, 2020 and 2019, are as follows:

	Individual	Group
	allowances	allowances	Totals
	MCh$	MCh$	MCh$
Balances as of January 1, 2020	444,184	336,234	780,418
Portfolio charge-offs
Commercial loans	(101,121)	(35,500)	(136,621)
Mortgage loans	—	(9,006)	(9,006)
Consumer loans	—	(153,187)	(153,187)
Total charge-offs	(101,121)	(197,693)	(298,814)
Allowances established	411,540	298,350	709,890
Allowances released	(134,114)	(122,482)	(256,596)
Allowances used	—	(2,123)	(2,123)
Exchange differences	(17,123)	(11,850)	(28,973)
Balances as of December 31, 2020	603,366	300,436	903,802

	Individual	Group
	allowances	allowances	Totals
	MCh$	MCh$	MCh$
Balances as of January 1, 2019	400,736	267,977	668,713
Portfolio charge-offs
Commercial loans	(80,186)	(36,111)	(116,297)
Mortgage loans	—	(7,381)	(7,381)
Consumer loans	—	(160,700)	(160,700)
Total charge-offs	(80,186)	(204,192)	(284,378)
Allowances established	299,980	374,501	674,481
Allowances released	(163,789)	(112,803)	(276,592)
Allowances used	(20,924)	—	(20,924)
Exchange differences	8,367	10,751	19,118
Balances as of December 31, 2019	444,184	336,234	780,418

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	94

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 10 – Loans and accounts receivable from customers, continued

In addition to these allowances for loan losses, the Bank establishes country risk provisions to hedge foreign transactions and additional provisions approved by the Board of Directors, which are presented within liabilities in Note 21 Provisions. Therefore, total credit risk provisions established for different concepts are detailed as follows:

		As of December 31,
		2020	2019
	Notes	MCh$	MCh$
Individual	10	603,366	444,184
Group	10	300,436	336,234
Contingent loans (i)	21	44,049	44,947
Additional	21	137,848	—
Country risk (ii)	21	5,072	5,604
Interbank loans	9	16	430
Totals		1,090,787	831,399

(i) In accordance with the Compendium of Accounting Standards, mainly chapters B-1 and B-3, the Bank has calculated provisions for contingent loans. They are recorded in liabilities, specifically within "provisions" (Note 21, letter a)

(ii) Country risk is necessary to cover the risk assumed by maintaining and committing resources to a customer in a foreign country. These provisions are on the basis of country risk ratings made by the Bank in accordance with Chapter 7-13 of the CAS (Note 21, letter b).

d) Portfolio sales

As of December 31, 2019, the Bank engaged in sales of its current and written-off portfolio, recognizing a profit of Ch $ 6,004 million. During fiscal year 2020, no transactions of this nature were recorded. See detail in section d.1).

Additionally, as of December 31, 2020, the Bank performed portfolio sales of loans with state guarantee (Law No. 20,027) which generated profit of $ 6,476 million ($ 8,584 million in 2019). The profit is net of provisions which amount to Ch $ 2,123 million. See details in section d.2).

These results are included in the caption “Net income from financial operations” in the Consolidated Income Statement for the year (see Note 27).

d.1) Sales of current and charged-off portfolios

As of December 31, 2019, the Bank and its subsidiaries derecognized 100% of its sold portfolio, thus complying with the requirements of the accounting policy for derecognizing financial assets and liabilities set in Note 1, letter l), point iv) of the annual Consolidated Financial Statements. The main sales during 2020 and 2019 were loans related to Law 20,027, which are detailed in point d.2).

	As of December 31, 2020					As of December 31, 2019
Type of portfolio	Loan value	Allowances (*)	Sales price	Exchange differences	Net effect on income	Loan value	Allowances (*)	Sales price	Exchange differences	Net effect on income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Current	-	-	-	-	-	14,231	(14,113)	4,130	(207)	3,805
Charged-off	-	-	-	-	-	-	-	2,199	-	2,199
Totals	-	-	-	-	-	14,231	(14,113)	6,329	(207)	6,004

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	95

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 10 – Loans and accounts receivable from customers, continued

d.2) CAE portfolio sales

For the year ended on December 31, 2020 gains recognized from sales of portfolio amounts to MCh$6,476 (MCh$8,584 for the year ended on December 31, 2019), these amounts are presented in the Consolidated Statement of Income under the line item “Net income from financial operations”. The portion to be deferred amounts to MCh$6,717 as of December 31, 2020 (MCh$9,079 as of December 31, 2019) and is recognized on income according to its deferral period, recognizing the effective rate equivalent of these operations, according to IAS 39.

	As of December 31, 2020					As of December 31, 2019
Type of portfolio	Loan value	Allowances (*)	Sales price	Unearned income	Net effect on income	Loan value	Allowances (*)	Sales price	Unearned income	Net effect on income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
CAE portfolio	81,697	(2,123)	92,767	6,717	6,476	103,201	(849)	120,015	9,079	8,584

Circular No. 3,548 (issued in March 2014) specifies the treatment in order to present the effect recorded on profit and loss originated from sales of loan portfolio, gain or losses generated from the sale of loans (interbank loans and loans and accounts receivable from customers), are determined by the difference between the price of the sold portfolio (or the fair value of the instruments received as consideration) and the carrying value of the portfolio (net of allowances) of the transferred assets, recognized at the date of the sale. Income from the sale of the charged-off portfolio will also be included in this line and not as a recovery of the charged-off portfolio.

e)	Leasing

The maturity analysis of financial leases as of December 31, 2020 and 2019, is detailed as follows:

	Total receivable		Unearned interest		Net balance receivable
	As of December 31,		As of December 31,		As of December 31,
	2020	2019	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Up to 1 month	30,141	13,793	(144)	(7)	29,997	13,786
More than 1 month until 3 months	3,400	4,033	(86)	(54)	3,314	3,979
More than 3 months until 1 year	38,446	39,184	(1,525)	(1,839)	36,921	37,345
More than 1 year until 3 years	189,921	263,280	(11,253)	(23,286)	178,668	239,994
More than 3 years until 6 years	338,156	413,066	(42,164)	(71,543)	295,992	341,523
More than 6 years	1,121,698	1,172,198	(416,252)	(463,916)	705,446	708,282
Totals	1,721,762	1,905,554	(471,424)	(560,645)	1,250,338	1,344,909

	Total receivable
	As of December 31,
	2020	2019
	MCh$	MCh$
Commercial leasing	941,297	1,005,209
Mortgage leasing	307,574	336,587
Consumer leasing	1,467	3,113
Totals	1,250,338	1,344,909

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	96

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 11 – Investment Instruments

a)Investment instruments

As of December 31, 2020 and 2019, the detail of instruments available for sale and held to maturity is as follows:

	As of December 31, 2020			As of December 31, 2019
	Available	Held		Available	Held
	for sale	to maturity	Totals	for sale	to maturity	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Securities quoted in active markets
Chilean Central Bank and Government securities
Chilean Central Bank instruments	1,170,841	—	1,170,841	477,900	—	477,900
Chilean Treasury bonds	1,783,765	—	1,783,765	1,609,397	—	1,609,397
Other government securities	101,573	—	101,573	86,981	—	86,981
Other local institutions financial instruments
Time deposits in local banks	14,856	—	14,856	412,962	—	412,962
Mortgage finance bonds	30	—	30	41	—	41
Chilean financial institutions bonds	277,163	—	277,163	118,583	—	118,583
Other local financial investments	4,616	—	4,616	4,990	—	4,990
Foreign institutions financial instruments
Foreign Governments and Central Banks financial instruments	217,185	—	217,185	165,927	—	165,927
Other foreign financial instruments	394,691	111,643	506,334	716,423	115,682	832,105
Investments not quoted in active markets
Corporate bonds	—	—	—	—	—	—
Other financial instruments	—	—	—	—	—	—
Totals	3,964,720	111,643	4,076,363	3,593,204	115,682	3,708,886

As of December 31, 2020, the total of available for sale instruments with maturities that do not exceed three months from the acquisition date and that are considered cash equivalent amounts to MCh$1,205,711 As of December 31, 2019, the amount of instruments with these characteristics is MCh$266,779 (see Note 5).

As of December 31, 2020, the portfolio of financial investments available-for-sale includes unrealized gains for MCh$39,505 (MCh$44.123 as of December 31, 2019), presented under “Valuation accounts” in Equity, distributed between MCh$29,993 (MCH$35.170 as of December 31, 2019) attributable to equity holders of the Bank and MCh$9,512 (MCh$8.953 as of December 31, 2019)  attributable to non-controlling interest.

As of December 31, 2020, the available for sale portfolio includes financial instruments endorsed to guarantee the credits obtained by the bank through the use of the Loan Increase Conditional Credit Facility (FCIC), granted by the Central Bank of Chile in response to the financial tensions generated by Covid-19, in the amount of Ch $ 319,213 million. Further disclosures on FCIC are included on Note 19 and Note 23.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	97

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 11 – Investment Instruments, continued

b)Impairment of investment instruments

Investments instrument do not present evidence of impairment as of December 31, 2020 and 2019.

The detail of investments quoted in non-active markets, classified as available for sale have been recorded at their fair value.

Itaú Corpbanca reviewed the unrealized losses of its investments instruments as of December 31, 2020 and 2019, concluding that they were only temporary impairments, therefore, they do not imply adjustments to profit and loss for the year.

c)Unrealized gains and losses of the available for sale portfolio

Unrealized gains and losses of the available for sale portfolio as of December 31, 2020 and 2019 are detailed as follows:

	As of December 31, 2020
	Amortized	Unrealized		Fair
	cost	Gain	Losses	Value
	MCh$	MCh$	MCh$	MCh$
Securities quoted in active markets
Chilean Central Bank and Government securities
Chilean Central Bank instruments	1,171,350	29	(538)	1,170,841
Chilean Treasury bonds	1,781,626	8,989	(6,850)	1,783,765
Other government securities	96,924	4,409	240	101,573
Other local institutions financial instruments
Time deposits in local banks	14,622	252	(18)	14,856
Mortgage finance bonds	29	1	—	30
Chilean financial institutions bonds	273,028	4,135	—	277,163
Other local financial investments	3,189	1,427	—	4,616
Foreign institutions financial instruments
Foreign Governments and Central Banks financial instruments	193,389	23,848	(52)	217,185
Other foreign financial instruments	391,058	3,724	(91)	394,691
Investments not quoted in active markets
Corporate bonds	—	—	—	—
Other financial instruments	—	—	—	—
Totals	3,925,215	46,814	(7,309)	3,964,720

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	98

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 11 - Investment Instruments, continued

	As of December 31, 2019
	Amortized	Unrealized		Fair
	cost	Gain	Losses	Value
	MCh$	MCh$	MCh$	MCh$
Securities quoted in active markets
Chilean Central Bank and Government securities
Chilean Central Bank instruments	477,127	2,023	(1,250)	477,900
Chilean Treasury bonds	1,593,550	19,865	(4,018)	1,609,397
Other government securities	86,454	626	(99)	86,981
Other local institutions financial instruments
Time deposits in local banks	412,936	85	(59)	412,962
Mortgage finance bonds	40	1	—	41
Chilean financial institutions bonds	117,641	1,008	(66)	118,583
Other local financial investments	3,189	1,801	—	4,990
Foreign institutions financial instruments
Foreign Governments and Central Banks financial instruments	160,481	5,520	(74)	165,927
Other foreign financial instruments	697,663	18,965	(205)	716,423
Investments not quoted in active markets
Corporate bonds	—	—	—	—
Other financial instruments	—	—	—	—
Totals	3,549,081	49,894	(5,771)	3,593,204

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	99

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 12 – Investments in Companies

As of December 31, 2020 and 2019 detail of investments in companies is presented below:

a)	Investments recognized using the equity method (associates):

	As of December 31, 2020			As of December 31, 2019
		Investment			Investment
Company	Participation	value	Income	Participation	value	Income
	%	MCh$	MCh$	%	MCh$	MCh$
Nexus S.A. (*)	14.8148%	1,278	(1,341)	12.9000%	2,281	924
Transbank S.A.	8.7188%	5,871	(1,453)	8.7188%	7,324	3,708
Totals		7,149	(2,794)		9,605	4,632

(*)On January 22, 2020, Itaú Corpbanca acquired 79,577 shares of Nexus S.A., corresponding to a 1.9148% participation over the total equity. With this transaction, the Bank's total participation increased to 14.8148%.

b)	Summary of financial information of associated entities as of and for the year ended December 31, 2020 and 2019:

	As of December 31, 2020				As of December 31, 2019
	Assets	Liabilities	Equity	Net income for the year	Assets	Liabilities	Equity	Net income for the year
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Nexus S.A.	19,210	10,585	17,676	(9,051)	31,147	13,471	17,659	17
Transbank S.A.	1,006,137	938,800	84,007	(16,670)	1,217,448	1,133,441	70,605	13,402
Totals	1,025,347	949,385	101,683	(25,721)	1,248,595	1,146,912	88,264	13,419

c)	Shares or rights in other companies

	As of December 31,
Company	2020		2019
	%	MCh$	%	MCh$
Combanc S.A.	8.1848	305	8.1848	305
Redbanc S.A.	2.5043	110	2.5043	110
Sociedad Interbancaria de Depósitos de Valores S.A.	9.4021	132	9.4021	132
Imerc OTC S.A.	8.6624	1,012	8.6624	1,012
A.C.H. Colombia (*)	4.2100	192	4.2100	211
Redeban Multicolor S.A. (*)	1.6000	236	1.6000	259
Cámara de Compensación Divisas de Colombia S.A. (*)	6.2056	86	6.2056	94
Cámara de Riesgo Central de Contraparte S.A. (**)	—	—	2.4300	174
Bolsa de Valores de Colombia (*)	0.6700	629	0.6700	691
Credibanco (*)	6.3662	2,116	6.3662	2,326
Patrimonio Autónomo Fiducredicorp (Comisionista) (*)	5.2630	16	5.2630	19
Totals		4,834		5,333

(*)Correspond to investments in other companies held by subsidiaries established in Colombia.

(**) During August 2020, Cámara de Riesgo Central de Contraparte S.A. participation was sold, corresponding to 2.43% of the total equity, generating a profit of Ch$447 million recorded in income from investments in companies.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	100

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 12 – Investments in Companies, continued

d)	During the years ended December 31, 2020 and 2019, the Bank received dividends, according to the following detail:

	As of December 31,
	2020	2019
	MCh$	MCh$
Dividends received	1,008	1,172
Totals	1,008	1,172

e)	Movements on investments in companies for the years ended December 31, 2020 and December 31, 2019, are as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Balances as of January 1,	14,938	10,555
Acquisition of investments (*)	338	—
Sale of investments (**) (***)	(174)	(951)
Initial application of the equity method and participation on income	(2,794)	4,933
Exchange differences	(325)	401
Totals	11,983	14,938

(*)Corresponds to the participation increase in Nexus S.A. See letter a) on previous page.

(**) In February 2019, 100% of the shares held in Servibanca – Tecnibanca were sold, these shares represented 4.53% of the total equity of the company, the seeling price was MCh$1,818, generating a profit of MCh$1,028 recorded in income from investments in companies.

(***) In 2020 the participation in Cámara de Riesgo Central de Contraparte S.A. was sold. See previous page, letter b).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	101

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 13 – Intangible Assets

a)	Composition of intangibles assets as of December 31, 2020 and 2019 is as follows:

		Remaining	Net assets as			Net assets as
	Useful life	amortization	of January 1,		Accumulated	of December 31,
Items	years	years	2020	Gross balances	amortization	2020
	N°	N°	MCh$	MCh$	MCh$	MCh$
Computer equipment system or software	5	4	169,991	221,070	(94,407)	126,663
IT projects and licenses	2	2	14,944	13,484	(654)	12,830
Assets generated in business combination:			1,431,614	681,556	(103,053)	578,503
Goodwill	—	—	1,194,331	492,512	—	492,512
Trademarks	10	5	31,898	51,037	(24,243)	26,794
Customer relationship	10	5	63,317	26,371	(12,526)	13,845
Core deposits	8	3	142,068	111,636	(66,284)	45,352
Other projects	10	4	1,196	4,055	(3,368)	687
Totals			1,617,745	920,165	(201,482)	718,683

		Remaining	Net assets as			Net assets as
	Useful life	amortization	of January 1,		Accumulated	of December 31,
Items	years	years	2019	Gross balances	amortization	2019
	N°	N°	MCh$	MCh$	MCh$	MCh$
Computer equipment system or software	6	4	151,840	304,448	(134,457)	169,991
IT projects and licenses	7	6	12,614	43,104	(28,160)	14,944
Assets generated in business combination:			1,448,859	1,588,079	(156,465)	1,431,614
Goodwill	—	—	1,178,235	1,194,331	—	1,194,331
Trademarks	10	7	37,002	51,459	(19,561)	31,898
Customer relationship	12	9	69,259	98,268	(34,951)	63,317
Core deposits	9	6	164,363	244,021	(101,953)	142,068
Other projects	10	4	494	4,055	(2,859)	1,196
Totals			1,613,807	1,939,686	(321,941)	1,617,745

b)	Movements on gross balances of intangible assets as of December 31, 2020 and 2019 are as follows:

	Computer		Assets generated
	equipment system	IT projects	in business		Other
	or software	and licenses	combination	Goodwill	projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2020	304,448	43,104	393,748	1,194,331	4,055	1,939,686
Acquisitions	43,747	12,002	—	—	—	55,749
Disposals for the year	(47,746)	(8,388)	—	—	—	(56,134)
Impairment losses (1) (2) (3)	(67,363)	(32,334)	(195,596)	(694,936)	—	(990,229)
Exchange differences	(12,016)	(900)	(9,108)	(6,883)	—	(28,907)
Balances as of December 31, 2020	221,070	13,484	189,044	492,512	4,055	920,165

(1) Impairment loss on "Computer equipment software or system" and "computer projects and licenses" arises from the integration the systems in Chile; mainly due to the derecognition of the systems from Corpbanca, which have an effect on the gross value of the asset for MCh$59,525 and MCh$28,099 on accumulated amortization, generating a loss effect of MCh$31,426 on profit, and for impairment of systems and software recognized in Colombia, which have an effect on the gross value of the asset of MCh$(7,838) and MCh$3,513 in accumulated amortization, generating an effect on income of MCh$(4,325). Additionally, an impairment is recognized in systems integration projects, which have an effect on the gross asset value of Ch$32,334million and Ch$29,236 million in accumulated amortization, generating a loss effect of Ch$3,098 in profit.

(2) Impairment loss on intangible assets generated in business combinations recognized on UGE Colombia had a net impact of Ch$113,911 million, which is broken down between an effect on the gross balance of Ch$195,596 million and an effect on the accumulated amortization of Ch$81,685 million. Itaú Corpbanca Colombia recognized an impairment for the gross value of the asset of Ch$193,761 million and Ch$80,623 million in accumulated amortization, generating a loss effect in result for Ch$113,138 million. Itaú Corredor de Seguro Colombia recognized an impairment for the gross asset value of Ch$1,835 million and Ch$1,062 million in accumulated amortization, generating a loss effect of Ch$773 million.

(3) The impairment on Goodwill is allocated between the Chile CGU in Ch$448,273 million and the Colombia CGU in Ch$246,663 million.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	102

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 13 – Intangible Assets, continued

	Computer		Assets generated
	equipment system	IT projects	in business		Other
	or software	and licenses	combination	Goodwill	projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2019	263,179	42,601	383,207	1,178,235	3,645	1,870,867
Acquisitions	53,140	80	—	—	—	53,220
Reclassifications	(9,752)	9,752	—	—	—	—
Exchange difference	5,308	20	12,876	16,096	—	34,300
Others	(7,427)	(9,349)	(2,335)	—	410	(18,701)
Balances as of December 31, 2019	304,448	43,104	393,748	1,194,331	4,055	1,939,686

c)	Movements on accumulated amortization of intangible assets for the years ended December 31, 2020 and 2019 are as follows:

	Computer		Assets generated
	equipment system	IT projects	in business	Other
	or software	and licenses	combination	projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2020	(134,457)	(28,160)	(156,465)	(2,859)	(321,941)
Amortization for the year	(40,632)	(1,748)	(31,736)	(509)	(74,625)
Disposals for the year	44,490	—	—	—	44,490
Impairment losses (*) (**)	31,612	29,236	81,685	—	142,533
Exchange differences	4,580	18	3,463	—	8,061
Balances as of December 31, 2020	(94,407)	(654)	(103,053)	(3,368)	(201,482)

(*) Impairment loss on "Computer equipment software or system" and "computer projects and licenses" arises from the integration the systems in Chile; mainly due to the derecognition of the systems from Corpbanca, which have an effect on the gross value of the asset for MCh$59,525 and MCh$28,099 on accumulated amortization, generating a loss effect of MCh$31,426 on profit, and for impairment of systems and software recognized in Colombia, which have an effect on the gross value of the asset of MCh$(7,838) and MCh$3,513 in accumulated amortization, generating an effect on income of MCh$(4,325). Additionally, an impairment is recognized in systems integration projects, which have an effect on the gross asset value of Ch$32,334million and Ch$29,236 million in accumulated amortization, generating a loss effect of Ch$3,098 in profit.

(**) Impairment loss on intangible assets generated in business combinations recognized on UGE Colombia had a net impact of Ch$113,911 million, which is broken down between an effect on the gross balance of Ch$195,596 million and an effect on the accumulated amortization of Ch$81,685 million. Itaú Corpbanca Colombia recognized an impairment for the gross value of the asset of Ch$193,761 million and Ch$80,623 million in accumulated amortization, generating a loss effect in result for Ch$113,138 million. Itaú Corredor de Seguro Colombia recognized an impairment for the gross asset value of Ch$1,835 million and Ch$1,062 million in accumulated amortization, generating a loss effect of Ch$773 million.

	Computer		Assets generated
	equipment system	IT projects	in business	Other
	or software	and licenses	combination	projects	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2019	(111,339)	(29,987)	(112,583)	(3,151)	(257,060)
Amortization for the year	(30,363)	(2,809)	(40,816)	(152)	(74,140)
Disposals	3	—	—	—	3
Exchange differences	(2,995)	(14)	(4,648)	—	(7,657)
Others	10,237	4,650	1,582	444	16,913
Balances as of December 31, 2019	(134,457)	(28,160)	(156,465)	(2,859)	(321,941)

d)	Impairment

Itaú Corpbanca evaluates, at the end of each reporting period, whether there is any indication of impairment of any asset (including Goodwill). If this indication exists, or when an impairment test is required, the Bank estimates the recoverable amount of the asset.

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Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 13 – Intangible Assets, continued

As indicated in Note 3 “Significant events”, it has been identified that the behavior of the global economy has been significantly affected by several factors, including the effects of Covid-19, generating an adverse impacts in the relevant markets where Itaú Corpbanca operates (Chile, Colombia, Peru and NY), concluding that as of, there is concrete evidence of impairment as a result of the deterioration of financial indicators such as the cost of credit, portfolio growth and capital costs . As such, an impairment test was performed for the intangible assets generated in the business combination and the Cash Generating Units where Goodwill has been allocated, recognizing an impairment loss of Ch$113,911 million and Ch$694,936 million, respectively. See additional information in Note 32.

Due to the merger of the financial institutions, Itaú Corpbanca has made use of systems of both Banks in order to manage its operations entities and has established an integration plan to eliminate this duplication and generate efficiencies. In relation to this integration process, during the 2020 financial year, the migration proyect was substantially completed, and an impairment of Ch$38,849 millionhas been recognized, affecting those systems and licenses that will not continue to be used.

Restrictions

Itaú Corpbanca and its subsidiaries have no restrictions on intangible assets as of December 31, 2020 and December 31, 2019. In addition, no intangible assets have been pledged as collateral to secure the fulfillment of any obligations.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	104

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 14 - Fixed Assets

a)	Fixed assets as of December 31, 2020 and 2019 are broken down as follows:

	Useful	Remaining	Net assets as			Net assets as of
	life	amortization	of January 1	Gross	Accumulated	December 31,
	years	years	2020	balances	depreciation	2020
	N°	N°	MCh$	MCh$	MCh$	MCh$
Land and buildings	26	15	13,104	21,763	(6,198)	15,565
Equipment	6	4	27,551	85,404	(57,754)	27,650
Others	14	9	17,307	35,664	(22,859)	12,805
Furniture			8,879	21,203	(14,217)	6,986
Others			8,428	14,461	(8,642)	5,819
Totals			57,962	142,831	(86,811)	56,020

	Useful	Remaining	Net assets as			Net assets as of
	life	amortization	of January 1	Gross	Accumulated	December 31,
	years	years	2019	balances	depreciation	2019
	N°	N°	MCh$	MCh$	MCh$	MCh$
Land and buildings	27	17	43,065	17,521	(4,417)	13,104
Equipment	6	4	32,607	81,423	(53,872)	27,551
Others	15	11	19,892	47,748	(30,441)	17,307
Furniture			9,373	27,088	(18,209)	8,879
Others			10,519	20,660	(12,232)	8,428
Totals			95,564	146,692	(88,730)	57,962

The useful life presented in the preceding tables, corresponds to the total useful life and residual useful life for the Bank's fixed assets.Total useful lives have been determined based on our expected use of the assets, considering quality of the original construction, the environment in which the assets are located, quality and degree of maintenance carried out, and appraisals performed by external experts of the Bank.

b)	Movements on gross balances of fixed assets as of December 31, 2020 and 2019, are as follows:

	Land and
	buildings	Equipment	Others	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2020	17,521	81,423	47,748	146,692
Acquisitions	159	9,964	1,803	11,926
Sales and/or disposals for the year	—	(1,855)	(1,974)	(3,829)
Impairment losses (1) (2)	(618)	(578)	(9,862)	(11,058)
Reclassifications from assets held for sale (3)	5,622	—	—	5,622
Exchange differences	(921)	(3,550)	(1,173)	(5,644)
Others	—	—	(878)	(878)
Balances as of December 31, 2020	21,763	85,404	35,664	142,831

(1) Correspond to Impaired ATM equipment with a gross value of MM$53 and MM$29 on accumulated depreciation, generating a net loss of MM$24.

(2) Impairment on fixed assets due to the restructuring plan in Chile, had an effect on the gross value of the asset by MM$11,005 and MM$10,138 on accumulated depreciation, generating a loss of MM$867.

(3) Assets clasified as available for sales that came out of the sales plan in Colombia and are reclasified back to fixed assets.See note 17.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	105

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 14 - Fixed Assets, continued

Movements on gross balances of fixed assets for the year ended December 31, 2019 are as follows:

	Land and
	buildings	Equipment	Others	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2019	65,843	80,383	50,248	196,474
Acquisitions	1,505	8,503	2,488	12,496
Sales and/or disposals for the year	(1,224)	(4,493)	(4,014)	(9,731)
Reclassification to right of use asset under lease agreements (*)	(61,733)	—	—	(61,733)
Reclassification to asset held for sale (**)	9,863	—	—	9,863
Exchange differences	270	2,514	969	3,753
Others	2,997	(5,484)	(1,943)	(4,430)
Balances as of December 31, 2019	17,521	81,423	47,748	146,692

(*) Correspond to improvements in leased properties which have been reclassified to right of use asset under lease agreements as a result of Circular No. 3,465 implementation issued by the CMF on January 11, 2019 related to the adoption of IFRS 16 “Leases”. See Note 15 “Assets for right of use and lease contracts liabilities”

(**) Corresponds to properties reincorporated to buildings and land that were previously classified as held for sale by Itaú Corpbanca Colombia S.A. See Note 17 a).

c)	Movements on accumulated depreciation of fixed assets for years ended December 31, 2020 and 2019, are as follows:

	Land and
	buildings	Equipment	Others	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2020	(4,417)	(53,872)	(30,441)	(88,730)
Depreciation for the year	(631)	(8,967)	(4,580)	(14,178)
Sales and/or disposals for the year	—	1,856	1,893	3,749
Impairment losses (1) (2)	251	526	9,390	10,167
Reclassifications from assets held for sale	(1,634)	—	—	(1,634)
Exchange differences	233	2,703	879	3,815
Balances as of December 31, 2020	(6,198)	(57,754)	(22,859)	(86,811)

(1) Correspond to Impaired ATM equipment with a gross value of MM$5) and MM$29 on accumulated depreciation, generating a net loss of MM$24.

(2) Impairment on fixed assets due to the restructuring plan in Chile, had an effect on the gross value of the asset by MM$11,147 and MM$10,280 on accumulated depreciation, generating a loss of MM$867.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	106

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 14 - Fixed Assets, continued

	Land and
	buildings	Equipment	Others	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2019	(22,778)	(47,776)	(30,356)	(100,910)
Depreciation for the year	(627)	(9,026)	(4,329)	(13,982)
Sales and/or disposals for the year	603	3,622	2,079	6,304
Reclassification to right of use asset under lease agreements (*)	24,813	—	—	24,813
Reclassification to asset held for sale (**)	(2,152)	—	—	(2,152)
Impairment losses	(2)	(11)	(476)	(489)
Exchange differences	(63)	(2,110)	(705)	(2,878)
Others	(4,211)	1,429	3,346	564
Balances as of December 31, 2019	(4,417)	(53,872)	(30,441)	(88,730)

(*) Corresponds to improvements in leased properties which have been reclassified to assets for the right of use assets as a result of Circular No. 3,465 issued by the CMF on January 11, 2019 related to the adoption of IFRS 16 “Leases”. See Note 15 “Assets for right of use and lease contracts liabilities”

(**) Correspond to properties reincorporated to land and buildings that were previously classified as held for sale by Itaú Corpbanca Colombia S.A.

d) Impairment

Since the health emergency, the bank had to accelerate the digital transformation as a mean to take care of both its customers and its collaborators. For this purpose, processes have been digitized, so that our clients may access their products and make use of the various services provided by the bank from our digital plataform. The bank has also permanently adopted the remote working to minimize the exposure of our collaborators to Covid 19.

One of the main effects of the pandemic has been reflected in our clients preferring to use digital channels over performing presential transactions in our branches, which has been reflected in a decrease in the flow of clients in certain branches. As a result, the Bank has initiated a restructuring plan in search of efficiencies in order to close branches that have lower customer demand, added to the Bank's choice to adopt remote working, the plan also contemplates the closure of certain offices.

Within the framework of the aforementioned restructuring plan, during this fiscal year, the Bank has recognized the impairment of certain assets associated with branches and offices which were closed during fiscal year 2020.

e) Restrictions

The Bank and its subsidiaries have no restrictions on fixed assets as of December 31, 2020 and December 31, 2019. Additionally, no fixed assets have been pledged as collateral to secure the fulfillment of any obligations. Furthermore, there are no amounts owned by the Bank on fixed assets as of the aforementioned dates.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	107

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 15 – Assets for right of use and lease contracts liabilities

a)	Right of use asset under lease agreements
(i)	The Bank mainly has opening contracts for its branches and corporate building. The composition of the item as of December 31, 2020 and December 31, 2019, is as follows:

	Useful	Remaining	Net assets			Net assets as of
	life	amortization	as of January 1,	Gross	Accumulated	December 31,
	years	years	2020	balances	depreciation	2020
	N°	N°	MCh$	MCh$	MCh$	MCh$
Land and buildings	7	6	167,265	195,992	(50,086)	145,906
Leasehold improvements	10	5	37,118	55,055	(30,460)	24,595
Other assets	3	3	176	173	(71)	102
Totals			204,559	251,220	(80,617)	170,603

	Useful	Remaining	Net assets			Net assets as of
	life	amortization	as of January 1,	Gross	Accumulated	December 31,
	years	years	2019	balances	depreciation	2019
	N°	N°	MCh$	MCh$	MCh$	MCh$
Land and buildings	7	7	176,795	197,065	(29,800)	167,265
Leasehold improvements	10	7	36,920	71,769	(34,651)	37,118
Other assets	3	3	—	190	(14)	176
Totals			213,715	269,024	(64,465)	204,559

(ii)	Movement on gross balances of right of use assets for the year ended on December 31, 2020 and 2019, is as follows:

	Land and	Leasehold	Other
	buildings	improvements	assets	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2020	197,065	71,769	190	269,024
Additions for the year	9,250	5,044	—	14,294
Disposals for the year	(9,707)	(381)	—	(10,088)
Remeasurements of the liability due to modifications (1)	747	—	—	747
Remeasurements of the liability due to indexation adjustments	2,701	—	—	2,701
Losses due to Impairment (2)	—	(20,363)	—	(20,363)
Exchange differences	(4,064)	(1,014)	(17)	(5,095)
Balances as of December 31, 2020	195,992	55,055	173	251,220

(1) Corresponds to remeasurements of the recognized liability due to contracts modifications.

(2) Correspond to impairment recognized on improvements in leased properties due to restructuring plan, which have an effect on the gross value of the asset for MCh$20,363 and MCh$10,960 in accumulated depreciation, generating a loss for MCh$9,403.

	Land and	Leasehold	Other
	buildings	improvements	assets	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2019	176,795	61,733	—	238,528
Additions for the year	25,624	7,944	190	33,758
Disposals for the year	(16,953)	(2,368)	—	(19,321)
Reclassifications	—	4,223	—	4,223
Remeasurements of the liability due to indexation adjustments	9,488	—	—	9,488
Exchange differences	2,111	237	—	2,348
Balances as of December 31, 2019	197,065	71,769	190	269,024

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	108

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 15 – Assets for right of use and lease contracts liabilities, continued

(iii)	Movement on accumulated depreciation of right of use assets for the year ended December 31, 2020 and 2019, is as follows:

	Land and	Leasehold	Other
	buildings	improvements	assets	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2020	(29,800)	(34,651)	(14)	(64,465)
Depreciation for the year (1)	(29,936)	(7,648)	(57)	(37,641)
Disposals due to early termination	8,738	287	—	9,025
Impairment losses (2)	—	10,960	—	10,960
Exchange differences	912	592	—	1,504
Balances as of December 31, 2020	(50,086)	(30,460)	(71)	(80,617)
(1)	See Note 32, Depreciation, amortization and impairment.
(2)	Correspond to impairment recognized on improvements in leased properties due to restructuring plan, which have an effect on the gross value of the asset for MCh$20,363 and MCh$10,960 in accumulated depreciation, generating a loss for MCh$9,403.

	Land and	Leasehold	Other
	buildings	improvements	assets	Totals
	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2019	—	(24,813)	—	(24,813)
Depreciation for the year	(31,843)	(7,187)	(14)	(39,044)
Disposals due to early termination	2,590	2,281	—	4,871
Exchange differences	(547)	(16)	—	(563)
Reclassifications	—	(4,677)	—	(4,677)
Impairment losses	—	(239)	—	(239)
Balances as of December 31, 2019	(29,800)	(34,651)	(14)	(64,465)

b)	Lease contracts liabilities
(i)	The obligations for lease contracts as of December 31, 2020 and 2019, are as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Lease contracts liabilities	151,885	172,924
Totals	151,885	172,924

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	109

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 15 – Assets for right of use and lease contracts liabilities, continued

The Bank and its subsidiaries have contracts, with certain renewal options and for which there is reasonable certainty that the option will be exercised. In such cases, the renewal period is considered as part of the term of the lease used to measure the right-of-use asset and a lease liability of the contract.

(ii)	The movement of the obligations for lease contract liabilities for year ended on December 31, 2020 and 2019, is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Opening balances as of January 1,	172,924	176,795
Additions due to new contracts (1)	9,250	25,624
Disposals due to early termination	(1,971)	(10,808)
Interest expense	4,923	5,034
Remeasurements of the liability due to modifications (2)	1,399	—
Remeasurements of the liability due to indexation adjustments	2,701	9,488
Exchange rate adjustments	(4)	—
Exchange differences	(3,650)	2,868
Capital and interest payments	(33,687)	(36,077)
Ending balances	151,885	172,924
(1)	Includes contract renewals
(2)	Includes remeasurements of the recognized liability due to contract modifications.
(iii)	The future maturities of the lease liabilities as of December 31, 2020 and 2019, are as follows

	As of December 31,
	2020	2019
	MCh$	MCh$
Within 1 year	30,829	32,628
After 1 year but within 2 years	27,779	28,462
After 2 years but within 3 years	24,083	25,084
After 3 years but within 4 years	20,991	22,098
After 4 years but within 5 years	16,627	19,042
After 5 years	31,576	45,610
Total	151,885	172,924

c)	Impairment

Since the health emergency, the Bank has had to accelerate the digital transformation as a mean to take care of both its customers and its collaborators. One of the main effects of the pandemic, has been reflected in our customers preferring to use digital tools over using our branche to carry out their transactions, which has been reflected in a decrease in the flow of customers in branches. As a result, the Bank has initiated a restructuring plan in search of efficiencies in order to close branches that have less customer demand, added to the Bank's choice to adopt the teleworking modality.

Within the framework of the aforementioned restructuring plan, during this fiscal year, the bank has recognized the impairment of certain assets associated with improvements to leased properties.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	110

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 16 - Current Taxes and Deferred Taxes

a)Current taxes

At the end of each reporting period, the Bank and its subsidiaries recognize a First Category Income Tax Provision, which is determined based on currently enacted tax legislation. The net provision for current recoverable taxes recognized as of December 31, 2020 was MCh$62,933 (MCh$85,503 as of December 31, 2019), according to the following detail:

a.1) Current tax assets and liabilities by geographical area

	As of December 31, 2020				As of December 31, 2019
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Current tax assets	43,533	1,443	19,723	64,699	30,773	—	54,743	85,516
Current tax liabilities	(596)	—	(1,170)	(1,766)	(13)	—	—	(13)
Totals net	42,937	1,443	18,553	62,933	30,760	—	54,743	85,503

(*)Corresponds to the New York branch

a.2) Details of current tax items by geographical área

	As of December 31, 2020				As of December 31, 2019
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Income tax, with effect in profit and loss	12,348	—	(4,284)	8,064	(68,075)	—	(9,062)	(77,137)
Income tax, effect on equity, net investments	(21,795)	—	—	(21,795)	6,124	—	—	6,124
Income tax, effect on equity cash flow hedge	(5)	—	—	(5)	964	—	—	964
Income tax, rate 27%	(9,452)	—	(4,284)	(13,736)	(60,987)	—	(9,062)	(70,049)

Deductions:
Monthly provisional payments	49,340	—	21,268	70,608	61,621	—	27,218	88,839
Tax credit for training costs	800	—	—	800	850	—	—	850
Tax credit for donations	264	—	—	264	802	—	—	802
4% event capital credit	2,920	—	—	2,920	—	—	—	—
Other taxes to be recovered (**)	(935)	1,443	1,569	2,077	28,474	—	36,587	65,061
Totals	42,937	1,443	18,553	62,933	30,760	—	54,743	85,503

(*)Corresponds to the New York branch

(**)

Other taxes to be recovered correspond mainly to monthly provisional payments paid in previous years, provisional payments for absorbed losses with reimbursement right, taxes paid in previous years, among others.

b)Effect on income

The tax expense for the years ended December 31, 2020 and 2019 is comprised of the following items:

	For the year ended on December 31,
	2020	2019
	MCh$	MCh$
Income tax expense
Income tax for the year	8,064	(77,137)
Credit (debit) for deferred taxes
Origination and reversal of temporary differences for the year	128,416	34,754
Subtotals	136,480	(42,383)
Others	4,182	(4,401)
Net (debit) credit to income taxes	140,662	(46,784)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	111

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 16 – Current Taxes and Deferred Taxes, continued

c)Effective tax rate reconciliation

The following table presents the enacted tax rates for each country where the Bank operates as of December 31, 2020 and 2019.

	As of December 31,
	2020	2019
Nominal tax rates by geographic area	Rate	Rate
Chile	27.0%	27.0%
Colombia	36.0%	33.0%
United States	24.1%	25.3%

The main tax effects, according to the nominal tax rates of the countries that are reported consolidated, are the following:

	For the year ended December 31,
	2020		2019
	Taxe	Taxe	Taxe	Taxe
	rate	amount	rate	amount
	%	MM$	%	MM$
Amount calculated by using the statutory rates	27.00	(291,405)	27.00	48,397
Inflation-indexation adjustment over tax equity (3)	2.21	(23,814)	(13.41)	(24,037)
Exchange rate changes on investment in Colombia (4)	1.69	(18,285)	9.15	16,399
Effect of Colombian subsidiaries rates (2)	1.19	(12,884)	0.72	1,292
Variación tipo de cambio inversión EEUU	0.15	(1,665)	1.14	2,041
Effect of New York branch rate (2)	—	(10)	0.02	33
Goodwill impairment effect	(17.39)	187,633	—	—
Intangible tax penalties	(0.61)	6,561	—	—
Tax rate change effect in Colombia	(0.35)	3,804	(2.21)	(3,954)
Tax impact arising from New York branch income	(0.09)	931	2.65	4,757
Other adjustments (1)	(0.78)	8,472	1.04	1,856
Effective rate and profit (expense) for tax	13.02	(140,662)	26.10	46,784

(1)This item contains the effects due to changes in the observed US dollar exchange rate in the valuation of the investment in the New York branch for tax purposes and other effects.

(2) These items reflect differences in tax rates of other jurisdictions, based on the Bank's consolidated result

(3) During the fiscal year ended December 31, 2020, he inflation indexation adjustments over the Tax Equity was equal to 2.7% (2.8% in 2019).

(4) For tax purposes, investment in Colombia is measured in US dollars. The devaluation (appreciation) of the Chilean peso against the US dollar generates income (expenses) for tax purposes without a corresponding effect on the accounting results. The value presented here represents the income tax expense (income) due to the effect of the exchange rate on investment in Colombia. As part of its exchange rate risk management policy, the Bank has managed this exposure through instruments available in the market to protect it financially against the tax effect generated by the variation in the exchange rate. The effect of these instruments (which offsets the tax effect presented here) is recognized in the Net exchange profit (loss) line of the Consolidated Statement of Income for the year.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	112

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 16 – Current Taxes and Deferred Taxes, continued

d)Tax effects on Other Comprehensive Income

d.1) Tax effect recorded in other comprehensive income (loss) which may be reclassified subsequently to profit or loss:

	For the ended December 31,
	2020	2019
	MCh$	MCh$
Available for sale investments	1,778	(5,333)
Net investment in foreign operations hedge	(21,795)	14,373
Cash flows hedge	(707)	(162)
Totals in other comprehensive income	(20,724)	8,878

d.2) Tax effect recorded in other comprehensive income (loss) which may not be reclassified subsequently to profit or loss:

	For the year ended December 31,
	2020	2019
	MCh$	MCh$
Income taxes related to defined benefits obligations	(19)	1,542
Totals in other comprehensive income	(19)	1,542

e)Effect of deferred taxes

e.1) Totals deferred taxe

	As of December 31, 2020			As of December 31, 2019
	Assets	Liabilities	Net	Assets	Liabilities	Net
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deferred taxes with effect on profit and loss
Allowances for loan losses	183,996	—	183,996	124,774	—	124,774
Miscellaneous provisions	64,383	—	64,383	67,396	—	67,396
Tax losses	51,546	—	51,546	55,598	—	55,598
Lease division and others	10,803	—	10,803	18,925	—	18,925
Net tax value of amortizable assets	2,231	—	2,231	16,051	—	16,051
Provisions for employee benefits	10,183	17	10,200	20,618	—	20,618
Interest and inflation-indexation overdue portfolio	6,031	—	6,031	8,214	—	8,214
Mark to market of financial instruments	37,517	—	37,517	(15,846)	—	(15,846)
IFRS 16 leases effects	1,643	—	1,643	1,403	—	1,403
Price difference not accrued	183	—	183	324	—	324
Itaú-Corpbanca business combination	(17,975)	—	(17,975)	(57,996)	—	(57,996)
Depreciation of plants and equipment	(30,697)	(274)	(30,971)	(47,423)	—	(47,423)
Others	(272)	20	(252)	(856)	(263)	(1,119)
Totals assets (liabilities) for deferred taxes	319,572	(237)	319,335	191,182	(263)	190,919

Deferred taxes with effect on other comprehensive income						—
Taxes for investments available for sale	(9,946)	—	(9,946)	(11,711)	—	(11,711)
Defined benefits tax	4,486	—	4,486	4,696	—	4,696
Subtotal deferred tax assets (liabilities) with effect on other comprehensive income	(5,460)	—	(5,460)	(7,015)	—	(7,015)
Total deferred tax assets (liabilities)	314,112	(237)	313,875	184,167	(263)	183,904

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	113

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 16 - Current Taxes and Deferred Taxes, continued

e.2) Deferred taxes by geographic area

	As of December 31, 2020				As of December 31, 2019
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deferred tax assets	245,271	18,663	50,178	314,112	158,174	18,522	7,471	184,167
Deferred tax liabilities	—	—	(237)	(237)	—	—	(263)	(263)
Totals by geographic area, net	245,271	18,663	49,941	313,875	158,174	18,522	7,208	183,904

(*) Corresponds to the New York branch.

Effects of deferred taxes on assets and liabilities arising from temporary differences (by geographic area) are as follows:

	As of December 31, 2020				As of December 31, 2019
	Chile	USA (*)	Colombia	Totals	Chile	USA (*)	Colombia	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Allowances for loan losses	172,045	—	11,951	183,996	117,015	358	7,401	124,774
Miscellaneous provisions	67,374	1,025	(1,201)	67,198	72,906	882	(6,392)	67,396
Tax losses	1,744	15,500	34,302	51,546	1,912	15,750	37,936	55,598
Lease division and others	3,682	—	7,121	10,803	11,619	—	7,306	18,925
Net tax value of amortizable assets	2,231	—	—	2,231	16,051	—	—	16,051
Provision associated with staff	3,634	195	3,556	7,385	16,860	(91)	3,849	20,618
Interest and inflation-indexation overdue portfolio	6,031	—	—	6,031	8,214	—	—	8,214
Mark to market of financial instruments	40,938	(448)	(2,973)	37,517	(13,484)	—	(2,362)	(15,846)
Lease division and others	1,080	48	515	1,643	905	—	498	1,403
Price difference not accrued	183	—	—	183	324	—	—	324
Itaú-Corpbanca business combination	(17,975)	—	—	(17,975)	(16,584)	—	(41,412)	(57,996)
Depreciation of plants and equipment	(31,611)	(68)	708	(30,971)	(50,746)	—	3,323	(47,423)
Others	(2,523)	2,860	(589)	(252)	(2,059)	1,654	(714)	(1,119)
Totals assets (liabilities), net	246,833	19,112	53,390	319,335	162,933	18,553	9,433	190,919

Taxes for investments available for sale	(1,562)	(449)	(7,935)	(9,946)	(4,759)	(31)	(6,921)	(11,711)
Taxes on defined benefit obligations	—	—	4,486	4,486	—	—	4,696	4,696
Comprehensive results	(1,562)	(449)	(3,449)	(5,460)	(4,759)	(31)	(2,225)	(7,015)
Total deferred tax assets (liabilities)	245,271	18,663	49,941	313,875	158,174	18,522	7,208	183,904

(*) Corresponds to the New York branch

f)Summary of deferred taxes

The following is a summary of the deferred taxes with effect on equity and on income.

	As of December 31,
	2020	2019
	MCh$	MCh$
Deferred tax assets
With effect on other comprehensive income	(5,460)	(7,015)
With effect on profit and loss	319,572	191,182
Total deferred tax assets	314,112	184,167

With effect on other comprehensive income	—	—
With effect on profit and loss	(237)	(263)
Total deferred tax liabilities	(237)	(263)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	114

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 16 - Current Taxes and Deferred Taxes, continued

g) Effects of the Circular N°3,478 of the SBIF and N°47 of Internal tax service

The information presented does not include the operations of entities that are consolidated in the Financial Statements or the leasing and factoring operations. The information presented only includes the operations of the contributing Bank, as of December 31, 2020 and 2019, according to the instructions of the regulators.

Total assets are reported at carrying amounts and assets at tax value, regardless of the fact that the transactions are not related to each other or that they do not correspond to what should be included in the past due loan columns.

The following is the detail of the operations for the year ended December 31, 2020:

		Tax value for the assets
A. Loans and accounts receivable from customers			Secured overdue	Unsecured overdue
as of December 31, 2020	Carrying amount	Totals	portfolio	portfolio
	MCh$	MCh$	MCh$	MCh$
Commercial loans	10,612,466	10,634,803	57,245	114,945
Mortgage loans	4,636,149	4,636,149	13,515	11,559
Consumer loans	1,706,656	1,706,656	1,296	17,192
Totals	16,955,271	16,977,608	72.056	143.696

B. Allowances for the overdue portfolio	Balances as of January 1, 2020	Write-off against provisions	Allowances established	Allowances released	Balances as of December 31, 2020
	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	93,072	46,814	68,687	—	114,945
Mortgage loans	217	8,946	20,288	—	11,559
Consumer loans	25,760	145,307	136,739	—	17,192
Totals	119,049	201,067	225,714	—	143,696

C. Direct charge-offs and recoveries		D. application of Art 31 No. 4
	MCh$	paragraphs 1 and 3	MCh$
Direct charge-offs Art 31 No.4, paragraph 2	201,067	Charge-offs, paragraph 1	—
Cancelations that resulted in releasing provisions	—	Relief, paragraph 3	—
Recoveries or renegotiation of charged-off loans	—

The following is the detail of the operations for the year ended December 31, 2019:

		Tax value for the assets
A. Loans and accounts receivable from customers			Secured overdue	Unsecured overdue
as of December 31, 2019	Carrying amount	Totals	portfolio	portfolio
	MCh$	MCh$	MCh$	MCh$
Commercial loans	10,930,449	10,960,870	57,245	93,072
Mortgage loans	4,211,094	4,211,094	13,515	217
Consumer loans	1,923,300	1,923,300	1,296	25,760
Totals	17,064,843	17,095,264	72,056	119,049

B. Allowances for the overdue portfolio	Balances as of January 1, 2019	Write-off against provisions	Allowances established	Allowances released	Balances as of December 31, 2019
	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	35,441	22,560	106,734	26,543	93,072
Mortgage loans	38	142	460	140	217
Consumer loans	19,435	15,770	25,375	3,280	25,760
Totals	54,914	38,472	132,569	29,963	119,049

C. Direct charge-offs and recoveries		D. application of Art 31 No. 4
	MCh$	paragraphs 1 and 3	MCh$
Direct charge-offs Art 31 No.4, paragraph 2	145,693	Charge-offs, paragraph 1	—
Cancelations that resulted in releasing provisions	—	Relief, paragraph 3	—
Recoveries or renegotiation of charged-off loans	40,233

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	115

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 17 – Other Assets

a)	As of December 31, 2020 and 2019, composition of heading is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Assets for leasing (1)	10,807	18,724
Assets received or awarded in lieu of payment (2)	9,009	5,673
Assets received in lieu of payment	16,055	45,533
Provisions for assets received in lieu of payment or awarded	(13,306)	(44,301)
Assets awarded at judicial auction	6,260	4,441
Other assets	582,953	759,050
Deposits in guarantee	11,230	12,756
Accounts and notes receivable (3)	46,175	49,141
Right of intermediation operations	26,589	158,687
Assets recovered from leasing operations for sale	3,809	1,787
Rentals paid in advance (4)	991	3,379
Fixed assets held for sale (6)	1,809	6,331
Prepaid expenses (5)	26,629	19,386
Collateral for financial transactions (threshold)	413,439	428,559
VAT credit	3,562	4,429
Insurance brokerage fees receivable	6,741	5,654
Other assets held for sale (7)	—	580
Other assets	41,979	68,361
Totals	602,769	783,447

(1)Fixed assets acquired to be ceded under financial leases.

(2)Assets received in lieu of payment correspond to assets received as payment in connection with past due loans. According to local regulations, the total amount of these assets shall not exceed, under no circumstance, the 20% of the effective equity of the Bank. At December 31, 2020, these assets represented 0.08% (0.2% at December 31, 2019) of the Bank's effective equity. Assets awarded in judicial auction correspond to assets that have been acquired in judicial auction in payment of debts previously contracted with the Bank. Assets awarded in judicial auction are not subject to the aforementioned margin. These properties are assets available for sale. For most assets, the sale is expected to be completed within one year from the date the asset is received or acquired. In the event that said good is not sold within the course of a year, it must be punished. In response to the COVID-19 pandemic, the CMF issued a transitory regulation that extends the term for the disposal of these assets and makes the provisions on penalties more flexible. See Note 1, letter hh) “New accounting pronouncements”. Provisions resulting from the difference between the initial value of these assets in relation to their realizable value are also recorded, when the former is higher.

(3)This includes rights and accounts that fall outside the Bank’s line of business such as tax credits, cash guarantee deposits and other balances pending of collection

(4)Leases paid in advance to SMU S.A. in connection with ATM locations (see Note 34, letter b).

(5)Includes payments made in advance for different services that will be received (leases, insurance, and others).

(6)Comprises of buildings owned by Itaú Corpbanca Colombia S.A. classified as held for sale, approved by the Board of Directors, during the meeting held on July 31, 2018

(7)Comprises of assets classified as held for sale of Itaú Casa de Valores Panama, as of December 31, 2019 (see Note 3 Significant events).

b)	As of December 31, 2020 and 2019, composition of heading is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Opening balance	(44,301)	(36,244)
Provisions released	30,622	13,163
Provisions established	(4,006)	(18,100)
Exchange differences	4,379	(3,120)
Ending balance	(13,306)	(44,301)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	116

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 18 - Deposits and Other Demand Liabilities and Time Deposits

a)	As of December 31, 2020 and 2019, deposits and other demand liabilities are as follows

	As of December 31,
	2020	2019
	MCh$	MCh$
Checking accounts	4,038,467	2,882,535
Other deposits and demand accounts	1,852,355	1,698,439
Advance payments received from customers	40,032	45,902
Other demand liabilities	266,552	246,572
Totals	6,197,406	4,873,448

b)	As of December 31, 2020 and 2019, deposits and other demand liabilities are as follows

	As of December 31,
	2020	2019
	MCh$	MCh$
Time deposits	11,413,370	11,599,943
Time savings accounts	19,467	20,016
Other time liabilities	227	228
Totals	11,433,064	11,620,187

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	117

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 19 - Interbank Borrowings

a)	As of December 31, 2020 and 2019 interbank borrowings are as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Loans and other obligations
Chilean Central Bank (*)	2,257,226	—
Subtotal	2,257,226	—
Loan obtained from foreign financial institutions
Apple Bank for Saving	—	34,195
Bancaribe Curacao Bank N.V.	—	2,411
Banco Crédito del Perú	—	104,831
Banco de Bogotá	4,156	8,250
Banco Latinoamericano de Exportación (BLADEX)	60,759	63,991
Banco República	—	1,403
Bancoldex S.A. (Colombia)	11,123	46,390
Bank of America, N.A.	92,395	160,243
Bank of Montreal	113,404	104,331
Bank of New York	56,858	—
Bank of Nova Scotia	82,324	101,989
Barclays Bank Plc	—	—
Bayern Landesbank	—	2,411
BBVA Asset Management Continental S.A. (Perú)	75,057	86,709
BNP Paribas	92,167	98,817
China Construction Bank	—	5,556
Citibank N.A.	37,522	206,549
Cobank C.B.	16,258	30,882
Commerzbank A.G.	24,055	71,646
Corporación Andina de Fomento	71,073	75,149
Credicorp Capital SASAF	175,854	200,374
Deutsche Bank AG	74,220	—
Export Development Canada	—	12,078
Findeter S.A. Financiera del Desarrollo Territorial	44,100	44,552
HSBC USA	—	74,877
IFC Corporación Financiera Internacional	82,561	118,065
Ing Bank NV	—	14,870
Interfondos S.A. Sociedad Administradora de Fondos	20,105	55,596
KBC Bank NV	—	21,896
La Caixa	25,690	13,961
Mizuho Corporate Bank	—	2,411
Scotia Fondos Sociedad Administradora de Fondos S.A.	24,280	34,951
Shanghai Commercial & Savings Bank	—	279,202
Standard Chartered Bank	—	229,063
Sumitomo Mitsui Banking Corporation	217,347	44,826
The Export-Import Bank of Korea	—	146,549
Unicredit Bank	14,220	—
W Capital Safi S.A	—	—
Wells Fargo Bank, N.A.	67,519	82,480
Zuercher Kantonalbank	7,044	—
Others	51,661	65,252
Subtotal	1,541,752	2,646,756
Totals	3,798,978	2,646,756

(*) Corresponds to funds obtained through the use of the Conditional Credit Facility to Increase Loans (FCIC) and the Liquidity Credit Line (LCL), granted by the Chilean Central Bank in response to tensions generated by the spread of the COVID-19 virus. The loans obtained through FCIC are guaranteed by high credit quality loans and / or bonds issued by the Chilean Central Bank and have automatic and successively monthly renewal maturities, with a maximum term of 4 years from March 30, 2020, until March 30, 2024. The LCL differs from FCIC as is not guaranteed, has a maximum term of 2 years and is granted based on the amount of the Bank's average reserve requirement. Both the FCIC and the LCL accrue interests at the Monetary Policy Rate (MPR) in force on the date of each operation.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	118

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 19 - Interbank Borrowings, continued

b)Interbank borrowings by maturity are as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Within 1 year	942,140	1,997,751
After 1 year but within 2 years	962,045	442,784
After 2 years but within 3 years	8,764	83,908
After 3 years but within 4 years	1,847,890	80,073
After 4 years but within 5 years	15,675	7,521
After 5 years	22,464	34,719
Totals	3,798,978	2,646,756

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	119

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 20 - Debt Instruments Issued and Other Financial Liabilities

As of December 31, 2020 and 2019, composition of debt instruments issued and other financial liabilities is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Debt instruments issued
Mortgage finance bonds	30,846	40,933
Senior bonds	5,092,979	5,289,084
Subordinated bonds	1,081,031	1,078,339
Subtotals	6,204,856	6,408,356
Other financial liabilities
Liabilities with the public sector	—	10
Borrowings from local financial institutions	13,123	12,956
Foreign borrowings	—	—
Subtotals	13,123	12,966
Totals	6,217,979	6,421,322

Debts classified as short-term are those that constitute demand obligations or will expire within a year. All other debts are classified as long-term. Detail is as follows

	As of December 31, 2020
	Short-term	Long-term	Totals
	MCh$	MCh$	MCh$
Mortgage finance bonds	6,595	24,251	30,846
Senior bonds	321,678	4,771,301	5,092,979
Subordinated bonds	—	1,081,031	1,081,031
Debt instruments issued	328,273	5,876,583	6,204,856
Other financial liabilities	13,123	—	13,123

	As of December 31, 2019
	Short-term	Long-term	Totals
	MCh$	MCh$	MCh$
Mortgage finance bonds	7,887	33,046	40,933
Senior bonds	643,621	4,645,463	5,289,084
Subordinated bonds	—	1,078,339	1,078,339
Debt instruments issued	651,508	5,756,848	6,408,356
Other financial liabilities	12,966	—	12,966

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	120

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 20 - Debt Instruments Issued and Other Financial Liabilities, continued

The following tables provide with additional information, including maturities, for each type of debt issued as of December 31, 2020 and 2019:

a)Mortgage finance bonds

Detail of maturities for mortgage finance bonds is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Within 1 year	6,595	7,887
After 1 year but within 2 years	5,638	6,508
After 2 years but within 3 years	5,068	6,072
After 3 years but within 4 years	4,544	5,524
After 4 years but within 5 years	3,484	5,121
After 5 years	5,517	9,821
Totals	30,846	40,933

b)Senior bonds

Details for senior bonds, by currency, are as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Bonds in UF	4,134,994	4,273,637
Bonds in CLP	399,992	481,083
Bonds in COP	557,993	534,364
Totals	5,092,979	5,289,084

Detail of maturities for senior bonds is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Within 1 year	321,678	643,621
After 1 year but within 2 years	486,427	323,921
After 2 years but within 3 years	309,111	608,342
After 3 years but within 4 years	589,699	282,882
After 4 years but within 5 years	592,851	478,634
After 5 years	2,793,213	2,951,684
Totals	5,092,979	5,289,084

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	121

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 20 - Debt Instruments Issued and Other Financial Liabilities, continued

The following table presents details for senior bonds issued:

Senior bonds issued during the year ended December 31, 2020:

				Issuance	Placement	Maturity
Series	Currency	Amount	Term	rate	date	date
BITACR0418	UF	500,000	5 years and 8 months	2% annual	01/14/2020	10/09/2025
BITACR0418	UF	1,000,000	5 years and 8 months	2% annual	01/14/2020	10/09/2025
BITACR0418	UF	500,000	5 years and 8 months	2% annual	01/14/2020	10/09/2025
BITACR0418	UF	3,000,000	5 years and 9 months	2% annual	04/08/2020	10/09/2025
BITACS0418	UF	3,000,000	6 years and 6 months	2% annual	04/08/2020	10/09/2026
Totals		8,000,000

				Issuance	Placement	Maturity
Series	Currency	Amount	Term	rate	date	date
SERIE A - 60	COP	148,100,000,000	5 years	6.00% annual	02/27/2020	02/27/2025
SERIE U - 120	COP	351,837,710,484	10 years	2.71% annual	02/27/2020	02/27/2030
SERIE A SUBSERIE A60	COP	165,915,000,000	5 years	4.83% annual	09/29/2020	09/29/2025
SUBSERIE B36	COP	134,100,000,000	3 years	1.28% annual	09/29/2020	09/29/2023
Totals		799,952,710,484

Senior bonds issued during the year ended December 31, 2019:

				Issuance	Placement	Maturity
Series	Currency	Amount	Term	rate	date	date
BCORAM0710	UF	2,000,000	5 years and 5 months	3% annual	02/11/2019	07/01/2024
BCORAM0710	UF	3,000,000	5 years and 5 months	3% annual	02/15/2019	07/01/2024
BITACU0418	UF	2,000,000	9 years and 7 months	2% annual	02/25/2019	10/09/2028
BITACU0418	UF	2,000,000	9 years and 7 months	2% annual	02/26/2019	10/09/2028
BITACV0418	UF	2,000,000	10 years and 7 months	2% annual	03/07/2019	10/09/2029
BITACV0418	UF	2,000,000	10 years and 7 months	2% annual	03/14/2019	10/09/2029
BITACW0418	UF	2,500,000	11 years and 5 months	2% annual	05/07/2019	10/09/2030
BITACS0418	UF	2,000,000	7 years and 3 months	2% annual	07/03/2019	10/09/2026
Totals		17,500,000

				Issuance	Placement	Maturity
Series	Currency	Amount	Term	rate	date	date
BCORBX0914	CLP	40,000,000	2 years and 2 months	5% annual	07/04/2019	09/01/2021
BCORBX0914	CLP	1,000,000	2 years and 2 months	5% annual	07/05/2019	09/01/2021
BCORBX0914	CLP	14,500,000	2 years and 2 months	5% annual	07/10/2019	09/01/2021
BCORBX0914	CLP	1,500,000	2 years and 2 months	5% annual	07/15/2019	09/01/2021
Totals		57,000,000

				Issuance	Placement	Maturity
Series	Currency	Amount	Term	rate	date	date
SUBSERIE A36	COP	163,035,000,000	3 years	6.13% annual	05/21/2019	05/21/2022
SUBSERIE C60	COP	186,965,000,000	5 years	2.86% annual	05/21/2019	05/21/2024
SERIE A SUBSERIE A60	COP	170,820,000,000	5 years	6.05% annual	10/16/2019	10/16/2024
SERIE C SUBSERIE C84	COP	50,000,000,000	7 years	2.28% annual	10/16/2019	10/16/2026
SERIE C SUBSERIE C120	COP	129,180,000,000	10 years	2.76% annual	10/16/2019	10/16/2029
Totals		700,000,000,000

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	122

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 20 - Debt Instruments Issued and Other Financial Liabilities, continued

c)Subordinated bonds

Details of subordinated bonds, by currency, are as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Bonds in UF	95,373	95,545
Bonds in CLP	811,185	796,564
Bonds in COP	174,473	186,230
Totals	1,081,031	1,078,339

Detail of maturities for subordinated bonds is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Within 1 year	—	—
After 1 year but within 2 years	10,082	—
After 2 years but within 3 years	21,706	14,526
After 3 years but within 4 years	122,290	23,923
After 4 years but within 5 years	—	128,717
After 5 years	926,953	911,173
Totals	1,081,031	1,078,339

. For the years ended December 31, 2020 and 2019 no issuance of subordinated bonds took place.

d)	Other financial obligations

	As of December 31,
	2020	2019
	MCh$	MCh$
Within 1 year	—	—
After 1 year but within 2 years	—	—
After 2 years but within 3 years	—	—
After 3 years but within 4 years	—	—
After 4 years but within 5 years	—	—
After 5 years	—	—
Totals financial liabilities	—	—
Short-term financial liabilities
Amounts due to credit card transactions	13,123	12,956
Others	—	10
Totals other financial liabilities	13,123	12,966

As of December 31, 2020 and 2019, the Bank has not incurred in any default in the payments of principal, interest or others in regards to debt instruments issued.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	123

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 21 – Provisions

As of December 31, 2020 and 2019, the Bank has registered the following movements in its provisions:

a)Other provisions

Provisions disclosed in liabilities as of December 31, 2020 and 2019 present the following detail:

	As of December 31,
	2020	2019
	MCh$	MCh$
Provisions for personnel salaries and expenses	90,739	102,877
Provisions for mandatory dividends	—	38,120
Provisions for contingent loans risk (1)	44,049	44,947
Provisions for contingencies (2)	142,423	2,559
Provisions for country risk	5,072	5,604
Totals	282,283	194,107
(1)	See Note 23, letter b
(2)	Includes additional provisions for trade loans for MCh$53,373, mortgages loans for MCh$15,500 and consumer for MCh$ 68,975. As of December 31, 2019 there is no balance for this concept.

b)Provisions for contingent loans

Provisions established as of December 31, 2020 and 2019 for contingent loans are detailed as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Co-signers and guarantors	9,175	4,316
Letters of documentary credits issued	685	318
Confirmed foreign letters of credit	1	—
Performance and bid bonds	12,910	9,792
Unrestricted lines of credit	11,833	12,601
Other contingent loans	9,445	17,920
Total provisions for contingent loans	44,049	44,947

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	124

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 21 – Provisions, continued

c)The following table details the movements in provisions during 2020 and 2019:

	Provisions for
	Employee benefits and compensation	Minimum dividends	Contingent loan risk	Country risk and contingencies	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2020	102,877	38,120	44,947	8,163	194,107
Provisions applied	(55,487)	(38,120)	—	(85)	(93,692)
Provisions recorded	133,055	—	16,509	152,870	302,434
Provisions released	(85,078)	—	(16,365)	(15,431)	(116,874)
Other movements	(4,628)	—	(1,042)	1,978	(3,692)
Balances as of Decemeber 31, 2020	90,739	—	44,049	147,495	282,283

	Provisions for
	Employee benefits and compensation	Minimum dividends	Contingent loan risk	Country risk and contingencies	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$
Balances as of January 1, 2019	99,945	51,614	55,290	30,321	237,170
Provisions applied	(71,020)	(51,614)	(1,472)	(13,547)	(137,653)
Provisions recorded	82,456	38,120	15,855	8,899	145,330
Provisions released	(17,514)	—	(25,577)	(17,931)	(61,022)
Other movements	9,010	—	851	421	10,282
Balances as of Decemeber 31, 2019	102,877	38,120	44,947	8,163	194,107

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	125

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 21 – Provisions, continued

d)	Provisions for payroll and employee benefits

		As of December 31,
		2020	2019
		MCh$	MCh$
Provision for long-term termination benefits	(e,1)	9,300	9,814
Provision for pension plan	(e,2)	31,531	35,166
Provision for retroactive unemployment plan	(e,3)	296	334
Provision for retirements bonus plan	(e,4)	689	687
Provision of compensation years of service (short term)		716	—
Provision for other employee benefits	(*)	31,000	41,645
Vacation accrual		17,207	15,231
Total provisions for contingent loans		90,739	102,877

(*) It includes provision for performance compensations, holiday benefits, year-end bonuses and other similar employee compensation.

e)The main aspects of the Bank’s long term employee benefits are detailed below:

e.1) Other long-term employee benefits

Description: Annual payment during the month in which the employee completes a given number of years of service (in five-year intervals from 5 to 50) Colombia.

Financing: The projected unit credit method was used to determine the present value of the defined-benefit obligation and the corresponding service cost. For all active plan participants, the “projected accrued benefit” is based on the plan formula and years of service as of the date of calculation, but using an average salary and social security benefits, etc., projected to the age at which it is assumed that the employee will stop providing services. The total benefit is used for inactive members. The plan does not have any related policies (and therefore no reimbursements) or assets, but rather uses structured funding based on the entity's financial conditions

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	126

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 21 – Provisions, continued

The economic assumptions are summarized as follow:

	As of December 31,
	2020	2019
	%	%
Assumptions
Discount rate	5.00	6.25
Expected rate of salary increases	4.50	5.50

The movements of the present value of the obligation for this type of benefit and the amounts recognized in the Consolidated Statements of Income are determined using the projected credit unit method and it consist of the following:

	As of December 31,
	2020	2019
	MCh$	MCh$
Balances as of January 1,	9,814	8,298
Net cost of benefits (*)	1,191	1,490
Payments	(820)	(815)
Provisions recorded	—	278
Exchange differences	(885)	563
Balances as of December 31,	9,300	9,814

Detail of net cost of benefit is as follow:

	As of December 31,
	2020	2019
	MCh$	MCh$
Current cost of benefits	681	962
Interest expense on obligation	510	528
Totals	1,191	1,490

e.2) Pension plan

Description: Old-age pension or Survivors in accordance with the Social Security Law in Colombia and benefits acquired with the Entity.

Financing: The projected unit credit method is used to determine the present value of the benefit obligation and related service costs. Using this method the benefit obligation is determined as the present value of current benefits for past services, but calculating the plan benefit based on the salary projected to the date on which it is assumed that the participant receives the benefit. The plan has no policy (without refund) or associated assets, being a structured financing according to the financial conditions of the entity.

The summary of the economic assumptions is as follow:

	As of December 31,
	2020	2019
	%	%
Assumptions
Discount rate	4.25	6.50
Expected rate of salary increases	3.00	3.00
Inflation rate	3.00	3.00

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	127

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 21 – Provisions, continued

The detail of Pension plan balances movements is as follow:

	As of December 31,
	2020	2019
	MCh$	MCh$
Balances as of January 1,	35,166	30,908
Interest expense on obligation	1,911	2,120
Payments	(3,260)	(3,768)
Actuarial losses (gains)	885	4,512
Exchange differences	(3,171)	1,394
Balances as of December 31,	31,531	35,166

e.3) Retroactive unemployment plan

Description: Retroactive unemployment plan prior to Law 50 from 1990 in Colombia.

Financing: The projected unit credit method is used to determine the present value of the benefit obligation and related service costs. For all active plan participants, the “projected accrued benefit” is based on the plan formula and years of service as of the date of calculation, but using an average salary and social security benefits, etc., projected to the age at which it is assumed that the employee will stop providing services. The total benefit is used for inactive members. The plan does not have any related policies (and therefore no reimbursements) or assets, but rather uses structured funding based on the entity's financial conditions.

The economic assumptions are summarized as follow:

	As of December 31,
	2020	2019
	%	%
Assumptions
Discount rate	4.25	5.50
Expected rate of salary increases	4.50	5.50
Inflation rate	3.00	3.00

The details of movements for this benefits during years ended December 31, 2020 and 2019 are as follow:

	As of December 31,
	2020	2019
	MCh$	MCh$
Balances as of January 1,	334	373
Details of defined obligation	87	136
Current service costs	15	21
Actuarial gains	(29)	(113)
Payments of benefits	(80)	(108)
Exchange differences	(31)	25
Balances as of December 31,	296	334

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	128

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 21 – Provisions, continued

e.4) Retirement Bonus Plan

Description: Fixed payment upon retirement

Financing: The projected unit credit method is used to determine the present value of the benefit obligation and related service costs. Under this method, the benefit obligation is determined by the present value of the current benefits for past service but calculating the plan benefit based on the projected salary as of the date in which it is assumed that the participant will receive the benefit.

The economic assumptions are summarized as follow:

	As of December 31,
	2020	2019
	%	%
Assumptions
Discount rate	5.50	6.50
Expected rate of benefit increases	4.00	5.00
Inflation rate	3.00	3.00

The movements in amounts recognized for this benefit are as follow:

	As of December 31,
	2020	2019
	MCh$	MCh$
Balances as of January 1,	687	542
Current service costs	46	—
Interest expense on obligation	39	81
Actuarial gains (losses)	(13)	33
Payments of benefits	(7)	(6)
Exchange differences	(63)	37
Balances as of December 31,	689	687

The effect on Other Comprehensive Income is summarized as follow:

		As of December 31,
		2020	2019
		MCh$	MCh$
Pension plan	(e.2)	885	(4,512)
Retroactive unemployment plan	(e.2)	(29)	113
Retirement bonus plan	(e.2)	33	(33)
Total recognition of obligations for defined benefits		889	(4,432)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	129

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 21 – Provisions, continued

Future payments

Future actuarial calculations may differ with respect to the calculations presented, due to the following factors:

●	The experience of the plans differs from those anticipated by the selected economic and demographic hypotheses.
●	Changes in economic and demographic assumptions.
●	Expected increases or decreases as a natural part of the functioning of the methodology for these calculations (for example, the end of the amortization period or additional costs based on the financing situation of the plan).
●	Changes in the characteristics of the applicable plan or law, and with respect thereto, there are no significant events affecting the results presented since the last assessment

The following is a detail of future payments for the year 2020 and 2019:

	Long-term		Retroactive	Retirement
2020	termination benefits	Pension plan	unemployment plan	bonus plan
	MCh$	MCh$	MCh$	MCh$
Year 2021	953	2,614	65	72
Year 2022	1,105	2,471	56	42
Year 2023	1,105	2,410	66	48
Year 2024	877	2,388	29	38
Year 2025	786	2,360	15	40
Year 2026-2030	4,612	11,161	43	197

	Long-term		Retroactive	Retirement
2019	termination benefits	Pension plan	unemployment plan	bonus plan
	MCh$	MCh$	MCh$	MCh$
Year 2019	948	3,116	69	64
Year 2020	1,058	2,960	16	28
Year 2021	1,250	2,793	70	47
Year 2022	1,245	2,725	77	50
Year 2023	915	2,698	29	43
Year 2025 - 2029	5,134	12,844	71	222

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	130

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 22 - Other Liabilities

As of December 31, 2020 and 2019, composition of this item is as follows:

	As of December 31,
	2020	2019
	MCh$	MCh$
Accounts and notes payable (1)	310,713	382,271
Collateral for financial transactions (threshold)	308,674	116,654
Accounts payable through intermediaries	24,572	140,799
VAT and other monthly taxes	15,862	20,575
Deferred fees	7,690	8,321
Unearned income (2)	21,782	5,644
Dividends payable	246	267
Other liabilities	10,495	34,383
Totals	700,034	708,914
(1)	Groups obligations that do not correspond to operations of the business, such as price balances for purchases of materials, price balance or obligations for leasing contracts for the acquisition of fixed assets or provisions for expenses pending payment.
(2)	Corresponds to commissions associated with financial advisory and insurance brokerage businesses that must be deferred in accordance with applicable accounting standards.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	131

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 23 - Contingencies, Commitments, and Responsibilities

a)Lawsuits and Legal Proceedings

Lawsuits against the Bank with provision

As of the date of issuance of these Consolidated Financial Statements, legal actions have been filed against the Bank and its subsidiaries involving its transactions in the ordinary course of business. They are mainly lawsuits pending against the Bank related to loans and other matters, most of which, according to the Bank’s Legal Services Divisions involved in the suits, present no risk of significant loss. Notwithstanding the above, provisions for MCh$545 and MCh$280 as of December 31, 2020 and December 31, 2019, respectively have been established in the Consolidated Financial Statements.

Other lawsuits against the Bank without provision

Other legal actions have been filed against the Bank and its subsidiaries involving its transactions carried out in the ordinary course of business. The Bank’s maximum exposure for these lawsuits amounts to approximately MCh$22,737 as of December 31, 2020 and MCh$22,207 as of December 31, 2019. However, in Management’s opinion based on reports from the Legal Division as of December 31, 2020, Considering the procedural status of said lawsuits, it is not possible at the moment to conclude whether a cause of these may result in significant losses not contemplated by the Bank in these Consolidated Financial Statements.

Itaú Corpbanca Colombia S.A.

The Bank and its subsidiaries are involved in civil, administrative and labor proceedings. The outstanding civil and administrative proceedings, them are related to banking transactions, and the remaining ones derive from the ownership of leased assets.

Such claims amount, in the aggregate, to MCh$35,043 as of December 31, 2020 (MCh$38,503 as of December, 2019). According to the evaluation of the expected results in each lawsuits the Bank has recorded a provision of MCh$94 as of December 31, 2020 (MCh$141 as of December 31, 2019).

b)Commitments

Transaction Agreement

On January 29, 2014, Inversiones Corp Group Interhold Limitada, Inversiones Saga Limitada ( both together “CorpGroup”), Itaú-Unibanco Holding S.A., Corpbanca, and Banco Itaú Chile, subscribed a contract called “Transaction Agreement”, in accordance to the contract, they agreed a strategic association of its operations in Chile and Colombia. This strategic association gave rise to the merger of Corpbanca and Banco Itaú Chile, which was renamed “Itaú Corpbanca” and took place on April 1, 2016.

The Transaction Agreement (from January 2014 and its subsequent modifications) also contemplates that on January 28, 2022 Itaú Corpbanca will purchase from CorpGroup the 12.36% of shares in Itaú Corpbanca Colombia, equivalent to the participation that CorpGroup held (directly or through other entities) in said entity at the merger date, corresponding to 93,306,684 shares. The purchase price agreed will be US$3.5367 per share, amounting to US$329,997,749.30, plus interest from August 4, 2015 until the payment date at an annual interest rate equal to Libor plus 2.7% minus the sum of the aggregate amount of dividends paid by Itaú Corpbanca Colombia to CorpGroup for the corresponding shares. This agreement, as explicitly noted, is subject to the prior approvals from the regulators, as applicable, in Chile and abroad.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	132

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 23 - Contingencies, Commitments, and Responsibilities, continued

According to article 76 of the General Banking Law, investments in shares of banks established abroad are subject to the prior approval of the Superintendency of Banks and Financial Institutions in Chile (currently CMF), as well as the Central Bank of Chile (BCCH), which in turn is subject to compliance with the conditions set forth in article 78 of said legal corp.

Additionally, in the case of the banks incorporated in Colombia, an eventual acquisition of shares in Itaú Corpbanca Colombia by Itaú Corpbanca is also subject to the prior authorization of the Financial Superintendency of Colombia (SFC).

Consequently, the aforementioned transaction must be confirmed only by the occurrence of one or more future and uncertain events that are not entirely under the control of the Bank.

Acquisition of the MCC entities

In accordance with the Transaction Agreement executed on January 29, 2014 between Inversiones Corp Group Interhold SpA, Inversiones Saga Limitada (these last two, together “CorpGroup”), Itaú Unibanco Holding S.A., Corpbanca and Banco Itaú Chile, later modified on June 2, 2015 and January 20, 2017, hereinafter the “Transaction Agreement”, Itaú Unibanco Holding S.A. assumed the obligation to transfer to Itaú Corpbanca, and the latter the obligation to acquire, 100% of its shares in MCC Securities Inc., MCC Asesorías S.A., and MCC S.A. Corredores de Bolsa (herein “MCC entities”) in accordance with the terms agreed upon and subject to normal terms and conditions for this kind of transactions.

On May 28, 2019, the Board of Itaú Corpbanca approved to proceed with the acquisition of the MCC entities, in accordance with the provisions of the Transaction Agreement and in compliance with the provisions of Title XVI of the Law No. 18,046 on Corporations.

The acquisition of the shares of the MCC entities by Itaú Corpbanca is subject to the corresponding regulatory approvals, including approval from the Commission for the Financial Market.

Acquisition of 20% ownership in Itaú Corredor de Seguros Colombia S.A.

On November 5, 2019, Itaú Corpbanca committed to acquire 20% of the shares that Helm LLC holds in Itaú Corredor de Seguros de Colombia S.A.

The acquisition of the shares of Itaú Corredor de Seguros de Colombia S.A. by Itaú Corpbanca, is subject to the corresponding regulatory approvals, including the approval from the Commission for the Financial Market.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	133

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 23 - Contingencies, Commitments, and Responsibilities, continued

c) Contingent loans and provisions

The following table contains the amounts for which the Bank and its subsidiaries are contractually obliged to grant loans together with the relevant allowances for loan losses:

	Contingent loans		Provisions (*)
	As of December 31,		As of December 31,
	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$
Collateral and guarantees	437,396	548,521	9,175	4,316
Confirmed foreign letters of credit	2,207	509	1	—
Letters of credit issued	136,561	97,553	685	318
Documentary letters of credit issued	1,407,102	1,501,957	12,910	9,792
Available on demand credit lines	2,656,219	2,623,744	11,833	12,601
Other credit commitments	754,375	1,167,802	9,445	17,920
Totals	5,393,860	5,940,086	44,049	44,947

(*) See Note 21, letter b.

d) Responsibilities

The Bank and its subsidiaries have the following responsibilities arising from its regular course of business:

	As of December 31,
	2020	2019
	MCh$	MCh$
Third party operations
Collections	16,540	17,985
Transferred financial assets managed by the Bank	1,183,053	1,200,155
Third party funds under management	—	2,541,495
Subtotals	1,199,593	3,759,635
Custody of securities
Securities held in custody	2,269,967	5,229,078
Securities held in custody deposited in other entities	259	—
Securities issued by the Bank held in custody	105,585	131,648
Subtotals	2,375,811	5,360,726
Commitments
Others	—	—
Subtotals	—	—
Totals	3,575,404	9,120,361

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	134

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 23 - Contingencies, Commitments, and Responsibilities, continued

e) Guarantees, Contingencies and other

Itaú Corpbanca

As a result of the financial tensions generated by the pandemic, the Central Bank of Chile has made available to the banks the Conditional Credit Facility to Increase Loans (FCIC) and the Liquidity Credit Line (LCL). This special financial line FCIC is guaranteed by high quality credit and/or bonds issued by the Central Bank of Chile (BCCh). This measure includes the possibility of substituting the financial instruments on which the collateral was initially endorsed in favor of the Central Bank if requiered.

As of December 31, 2020, the bank has endorsed 162 loans to guarantee the use of the Facility of Credit Conditional on the Increase in Loans (FCIC) provided by the BBCC. The principal of the loans amounts to Ch $1,766,997 million, while the credit quality of the loans varies between A1 and A4. Additionally, the bank has also endorse as guarantee, financial instruments classified in the available for sale portfolio for an amount of Ch$319,213 million.

Itaú Corredores de Seguros S.A.

In order to comply with Article 58, letter d) of the Chilean Decree with Force of Law (“DFL”) 251 of 1930, which states that, “Insurance brokers, in order to conduct business, must comply with the requirement of contracting insurance policies as determined by the Commission for the Financial Market (Ex- Superintendency of Securities and Insurance), in order to correctly and fully comply with the obligations arising from its activities and especially regarding damages that may be incurred by insured parties taking policies through the brokerage house,” the subsidiary has renewed the following insurance policies:

Entity	From	To	Amount (UF)	Beneficiary
Consorcio Nacional de Seguros S.A.	04-15-2020	04-14-2021	60,000 and 500	Itaú Corredores de Seguros S.A.

Itaú Corredores de Bolsa Limitada

In order to comply with articles 30 and 31 of Chilean Law 18,045, this subsidiary kept a bank guarantee certificate with the Chilean Electronic Stock Exchange and Santiago Stock Exchange, to ensure the correct and complete fulfillment of its obligations as stockbroker. The beneficiaries are the current or future creditors that the subsidiary has or will have derived from its transactions.  The detail of the bank guarantee certificate is as follows:

Entity	From	To	Amount (UF)	Beneficiary
Itaú Corpbanca	04-22-2020	04-22-2021	16,000	Bolsa Electrónica de Chile
Mapfre Compañía de Seguros S.A.	04-22-2020	04-22-2022	4,000	Bolsa de Comercio de Santiago
Itaú Corpbanca	04-22-2020	06-22-2021	10,000	Comisión para el Mercado Financiero

In addition, the Company has contracted a comprehensive insurance policy to provide for possible situations of operational fidelity. The detail of the comprehensive insurance policy is as follows:

Entity	From	To	Amount (UF)	Beneficiary
Orión Seguros Generales S.A.	06-15-2020	05-31-2021	5,000 and 10,000	Bolsa Electrónica de Chile

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	135

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 23 - Contingencies, Commitments, and Responsibilities, continued

The Company pledged the shares of the Santiago Stock Exchange in favor of said company, to guarantee compliance with the obligations with respect to transactions carried out with other brokers. The amount amounts to MCh$5,325 as of December 31, 2020 (MCh$18,479 as of December 31, 2019).

The Broker is registered in the Registry of Portfolio Administrators since November 22, 2017, for which it maintains a guarantee ticket in Itaú Corpbanca with an expiration date of June 22, 2021, for an amount of UF 10,000 as representative of the beneficiaries of the guarantee in articles 98 and 99 of Law No. 20,172, in order to guarantee the faithful and full compliance of the Portfolio Administration obligations.

There are guarantees constituted of ThUS$100 equivalent to MMCh$71 to guarantee operations with foreign traders, Pershing.

As of December 31, 2020, the Broker maintains in the Santiago Stock Exchange, cash and fixed income securities to guarantee operations in the Securities Clearing and Settlement House for MCh$5,988 (MCh$9,067 as of December 31, 2019).

Itaú Administradora General de Fondos S.A.

On April 9, 2020, Itaú Administradora General de Fondos S.A. takes a new guarantee ballot for UF 10,000 in favor of Fundación DUOC Pontificia Universidad Católica de Chile, to guarantee faithful compliance with articles 12, 13 and 14 of Law No. 20,712 on Administration of Third Party Funds and Individual Portfolios, its maturity is January 10, 2021. Itaú Corpbanca is representative of its beneficiaries.

Below are the guarantee and beneficiary forms that Itaú Administradora General de Fondos S.A. maintains in effect to date, which were required to comply with the obligations of portfolio management contracts, their committees, funds, payment of labor and social obligations with the contractor's workers:

Entity	From	To	Amount (UF)	Amount (MCh$)	Beneficiary
Banco Santander Chile	06-02-2017	08-31-2021	15,000	—	Corporación de Fomento de la Producción CORFO
Banco Santander Chile	08-14-2017	08-30-2021	500	—	Corporación de Fomento de la Producción CORFO
Itaú Corpbanca	07-02-2020	07-01-2021	—	50	Ferrocarriles del Estado

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	136

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 24 - Equity

a)	Movements in equity accounts and reserves (attributable to the equity holders of the Bank)

As of December 31, 2020 and 2019, the paid capital of the Bank is represented by ordinary shares subscribed and paid, with no par value as presented below:

	Common shares
	As of December 31,
	2020	2019
Issued as of January 1,	512,406,760,091	512,406,760,091
Issuance of paid shares	—	—
Issuance of shares pending payment	—	—
Repurchase of own shares	—	—
Sale of own shares	—	—
Totals	512,406,760,091	512,406,760,091

•Subscribed and paid shares

As of December 31, 2020 and 2019, the Bank has a capital in the amount of MCh$1,862,826, consisting of 512,406,760,091 common shares subscribed and paid, with no par value.

•Purchase and sale of own shares

During the years ended December 31, 2020 and 2019, there were no transactions to buy and sell shares of own issuance.

List of major shareholders

The shareholders list as of December 31, 2020 and 2019, is as follows:

	Shares
Company name or shareholder name	As of December 31, 2020		As of December 31, 2019
	N° shares	Ownership %	N° shares	Ownership %
Itaú Unibanco	200,966,823,626	39.22%	195,408,043,473	38.14%
Itaú Unibanco Holding S.A.	115,039,610,411	22.45%	115,039,610,411	22.45%
ITB Holding Brasil Participaçoes Ltda.	62,567,655,359	12.21%	57,008,875,206	11.13%
CGB II SpA	10,908,002,836	2.13%	10,908,002,836	2.13%
CGB III SpA	1,800,000,000	0.35%	1,800,000,000	0.35%
Saga II SpA	7,000,000,000	1.37%	7,000,000,000	1.37%
Saga III SpA	3,651,555,020	0.71%	3,651,555,020	0.71%

Familia Saieh	140,835,760,455	27.49%	146,394,540,608	28.57%
Corp Group Banking S.A.	136,127,850,073	26.57%	136,127,850,073	26.57%
Compañía Inmobiliaria y de Inversiones Saga SpA (1)	4,707,910,382	0.92%	10,266,690,535	2.00%

International Finance Corporation	17,017,909,711	3.32%	17,017,909,711	3.32%

Others	153,586,266,299	29.97%	153,586,266,299	29.97%
Stockbrokers	80,382,817,848	15.69%	63,397,824,244	12.37%
ADR holders and foreign investors	35,127,077,810	6.86%	50,376,882,652	9.83%
Local institutional investors	25,351,261,131	4.95%	27,989,426,434	5.46%
Other minority shareholders	12,725,109,510	2.47%	11,822,132,969	2.31%

Totals	512,406,760,091	100%	512,406,760,091	100%
(1)	As of december 31, 2019 includes 1,005,897,850 Saga shares in custody.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	137

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 24 - Equity, continued

b)Dividends

At the Ordinary Meeting of the Shareholders of Itaú Corpbanca held on March 18, 2020, the shareholders agreed to distribute profits for MCh$127,065 representing 100% of the profits for 2019.

At the Ordinary Meeting of the Shareholders of Itaú Corpbanca held on March 19, 2019, the shareholders agreed to distribute profits for MCh$51,614 representing 30% of the profits for 2018.

	Income
	attributable to	Allocated to				Dividend per
	equity holders of	reserves and	Allocated to	Percentage	Number of	share
Exercise	the Bank	retained earnings	dividends	distributed	shares	(in pesos)
	MCh$	MCh$	MCh$	%	N°	$
Year 2019 (Shareholders Meeting March 2020)	127,065	—	127,065	100%	512,406,760,091	0.24798
Year 2018 (Shareholders Meeting March 2019)	172,047	120,433	51,614	30%	512,406,760,091	0.10073

For the year ended December 31, 2020 and 2019, the basic earnings and diluted earnings are as follows:

	As of December 31, 2020		As of December 31, 2019
Basic earnings and diluted earnings	N° shares	Amount	N° shares	Amount
	Millions	MCh$	Millions	MCh$
Basic earnings per share
Net income for the year	—	(925,479)	—	127,065
Weighted average number of outstanding shares	512,407	—	512,407	—
Assumed convertible debt conversion	—	—	—	—
Adjusted number of outstanding shares	512,407	—	512,407	—
Basic earnings per share (Chilean pesos)	—	(1.806)	—	0.248
Diluted earnings per share
Net income for the year	—	(925,479)	—	127,065
Weighted average number of outstanding shares	512,407	—	512,407	—
Dilutive effects
Assumed convertible debt conversion	—	—	—	—
Conversion of common shares	—	—	—	—
Options rights	—	—	—	—
Adjusted number of shares	512,407	—	512,407	—
Diluted earnings per share (Chilean pesos)	—	(1.806)	—	0.248

During the years ended December 31, 2020 and 2019, there were no dilutive effects.

c)Valuation accounts

Available for sale investments: It includes accumulated net changes in the fair value of investments available for sale until the investment is disposed or any impairment must be recorded.

Cash flows hedge: It includes the effects of hedges on the Bank’s exposure to variations in cash flows that are attributed to a particular risk related to a recognized asset and/or liability, which may affect the results for the year.

Net investment in foreign operations hedge: Corresponds to adjustments for hedges of net investments in foreign operations.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	138

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 24 - Equity, continued

Exchange differences on investments in Colombia and New York branch: It includes the effects of converting the financial statements of the New York Branch and Colombian subsidiaries, whose functional currencies are the US dollar and Colombian peso, respectively, to the presentation currency of Itaú Corpbanca (Chilean peso).

Defined benefits obligations: This includes the effects of applying IAS 19 “Employee Benefits”.

The following are the equity effects and income taxes for years ended December 31, 2020 and 2019:

		Net investments		Exchange differences
	Available for	in foreign	Cash	on investment	Defined
As of December 31, 2020	sale	operations	flows	in Colombia	benefits
	investments	hedges	hedges	and New York branch	obligations	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Other comprehensive income (loss) before income taxes
Balances as of January 1, 2020	35,170	(822)	(17,383)	35,283	(6,484)	45,764
Effects for the year	(5,177)	(7,799)	80,722	(61,609)	(1,632)	4,505
Balances as of December 31, 2020	29,993	(8,621)	63,339	(26,326)	(8,116)	50,269

Income taxes related to components of other comprehensive income (loss)
Balances as of January 1, 2020	(11,584)	(465)	6,627	—	1,798	(3,624)
Effects for the year	164	425	(21,795)	—	434	(20,772)
Balances as of December 31, 2020	(11,420)	(40)	(15,168)	—	2,232	(24,396)

Net balances as of December 31, 2020	18,573	(8,661)	48,171	(26,326)	(5,884)	25,873

		Net investments		Exchange differences
	Available for	in foreign	Cash	on investment	Defined
As of December 31, 2019	sale	operations	flows	in Colombia	benefits
	investments	hedges	hedges	and New York branch	obligations	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Other comprehensive income (loss) before income taxes
Balances as of January 1, 2019	16,337	5,559	29,403	(19,119)	(3,236)	28,944
Effects for the year	18,833	(6,381)	(46,786)	54,402	(3,248)	16,820
Balances as of December 31, 2019	35,170	(822)	(17,383)	35,283	(6,484)	45,764

Income taxes related to components of other comprehensive income (loss)
Balances as of January 1, 2019	(6,375)	(280)	(7,746)	—	689	(13,712)
Effects for the year	(5,209)	(185)	14,373	—	1,109	10,088
Balances as of December 31, 2019	(11,584)	(465)	6,627	—	1,798	(3,624)

Net balances as of December 31, 2019	23,586	(1,287)	(10,756)	35,283	(4,686)	42,140

d)Reserves

This item corresponds to “Other non-earnings reserves” corresponding to the adjustments recorded as a result of the business combination between Banco Itaú Chile and Corpbanca for MCh$744,838 as of December 31, 2020 and 2019, which additionally includes the effects of increase in the participation in Colombia, and “reserves from profits” for MCh$451,011 as of December 31, 2020 and 2019.

e)Retained earnings from prior years

Corresponds to profits for the years ended December 31, 2020 and 2019 not distributed to shareholders for a total of MCh$156,342.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	139

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 24 - Equity, continued

In consideration to the net loss recorded as of December 31, 2020 and according to the requirements established in Chapter B-4 of the CAS, it is important to consider that the accumulated losses must be absorbed, at the time of the opening balance of the next year, against retained earnings and reserves, in case retained earnings are not sufficient.

f)Non-controlling interest

Correspond to the net equity amount of the subsidiaries attributable to equity instruments which do not belong, either directly or indirectly, to the Bank, including the portion that has been attributed to the income (loss) for the year. The amounts and ownership percentage of the non-controlling interest in equity and income (loss) of the subsidiary are shown below.

As of December 31, 2020 and for the year ended that date

	Non-			Available for		Cash	Defined		Total other	Total
	controlling		Net	sale	Conversion	flows	benefits	Deferred	comprehensive	comprehensive
Subsidiary	interest	Equity	income	investments	differences	hedges	obligations	taxes	income	income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Itaú Corredor de Seguro Colombia S.A.	20.015%	404	(33)	—	—	—	—	—	—	(33)
Itaú Corpbanca Colombia S.A. y filiales	12.900%	72,511	(13,105)	(3,915)	(8,090)	2,117	1,629	29	(8,230)	(21,335)
Totals	—	72,915	(13,138)	(3,915)	(8,090)	2,117	1,629	29	(8,230)	(21,368)

As of December 31, 2019 and for the year ended that date

	Non-			Available for		Cash	Defined		Total other	Total
	controlling		Net	sale	Conversion	flows	benefits	Deferred	comprehensive	comprehensive
Subsidiary	interest	Equity	income	investments	differences	hedges	obligations	taxes	income	income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Itaú Corredor de Seguro Colombia S.A.	20.015%	478	125	—	—	—	—	—	—	125
Itaú Corpbanca Colombia S.A. y filiales (*)	12.900%	93,805	5,274	675	17,922	(411)	(1,184)	332	17,334	22,608
Totals		94,283	5,399	675	17,922	(411)	(1,184)	332	17,334	22,733

(*)On December 3, 2019 after obtaining regulatory approvals from banking supervisors in Chile, Colombia and Brazil, Itaú Corpbanca completed the acquisition of the shares of Itaú Corpbanca Colombia owned by Helm LLC and Kresge Stock Holding Company Inc., In relation to these transactions, Itaú Corpbanca acquired shares representing approximately 20.82% of the share capital of Itaú Corpbanca Colombia, for a total price of approximately US$334 million. As a result of these acquisitions, Itaú Corpbanca becomes the owner of 87.10% of the share capital of Itaú Corpbanca Colombia.

The following table shows the non-controlling interest movements for the years ended on December 31, 2020 and 2019, is as follows:

	2020	2019
	MCh$	MCh$
Balances as of January 1,	94,283	223,081
Comprehensive income (loss) for the year	(21,368)	22,733
Effects of change of ownership	—	(151,531)
Balances as of December 31,	72,915	94,283

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	140

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 24 - Equity, continued

Itaú Corpbanca’s main subsidiary with non-controlling interest is as follows:

			As of December 31, 2020		As of December 31, 2019
Entity name				Non-		Non-
		Main	Ownership	controlling	Ownership	controlling
	Country	Business	percentage	interest	percentage	interest
Itaú Corpbanca Colombia S.A. and subsidiaries	Colombia	Bank	87.100%	12.900%	87.100%	12.900%

Information that represents the non-controlling interest of the aforementioned company before the consolidation elimination adjustments is as follows:

	As of December 31,
Statements of Financial Position summary	2020	2019
	MCh$	MCh$

Current assets	5,177,419	5,385,982
Current liabilities	(3,184,281)	(3,112,252)
Net current assets (liabilities)	1,993,138	2,273,730

Non-current assets	856,927	1,175,106
Non-current liabilities	(2,286,951)	(2,729,714)
Net non-current assets (liabilities)	(1,430,024)	(1,554,608)

Total net assets (liabilities)	563,114	719,122

Accumulated non-controlling interest	72,511	93,806

	For the years ended December 31,
Statements of Income summary	2020	2019
	MCh$	MCh$
Interest income	418,477	493,629
Income (loss) for the year	(101,498)	16,490
Non-controlling interest income (loss)	(13,104)	5,274

	For the years ended December 31,
Statements of Cash Flows summary	2020	2019
	MCh$	MCh$

Net cash flows provided by (used in) operating activities	(109,188)	(359,168)
Net cash flows provided by (used in) investing activities	27,673	111,607
Net cash flows provided by (used in) financing activities	74,137	115,303
Net increase (decrease) in cash flows	(7,378)	(132,258)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	141

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 24 - Equity, continued

g)Consolidated comprehensive income for the year

	For the years ended December 31,
	2020			2019
	Equity	Non-		Equity	Non-
	holders of	controlling		holders of	controlling
Items	the Bank	interest	Totals	the Bank	interest	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Comprehensive income for the year	(925,479)	(13,138)	(938,617)	127,065	5,399	132,464

Other comprehensive income (loss) before income taxes
Available for sale investments	(5,177)	(3,915)	(9,092)	18,833	675	19,508
Net investment in foreign operations hedges	80,722	—	80,722	(6,381)	(411)	(6,792)
Cash flow hedges	(7,799)	2,117	(5,682)	(46,786)	—	(46,786)
Exchange differences	(61,609)	(8,090)	(69,699)	54,402	17,922	72,324
Defined benefits obligations	(1,632)	1,629	(3)	(3,248)	(1,184)	(4,432)
Subtotals	4,505	(8,259)	(3,754)	16,820	17,002	33,822
Income taxes
Available for sale investments	164	1,614	1,778	(5,209)	(124)	(5,333)
Net investment in foreign operations hedges	(21,795)	—	(21,795)	14,373	—	14,373
Cash flow hedges	425	(1,132)	(707)	(185)	23	(162)
Defined benefits obligations	434	(453)	(19)	1,109	433	1,542
Subtotals	(20,772)	29	(20,743)	10,088	332	10,420
Other comprehensive income (loss) for the year	(16,267)	(8,230)	(24,497)	26,908	17,334	44,242
Comprehensive income (loss) for the year	(941,746)	(21,368)	(963,114)	153,973	22,733	176,706

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	142

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 25 – Interest Income and Interest Expense

This item comprises interest accrued in the year by all financial assets and liabilities, interest income and expenses, whose implicit or explicit performance is measured by applying the effective interest rate method, regardless if these are measured at fair value, as well as the effects from accounting hedges, which are part of the interest income and expenses included in the Consolidated Statement of Income for the year.

a)	The composition of interest income, including the effects related to hedge accounting, for the years ended December 31, 2020 and 2019, is as follows:

	For the years ended December 31,
	2020				2019
		Inflation				Inflation
		indexation	Prepayment			indexation	Prepayment
Interest income	Interest	adjustment	fees	Totals	Interest	adjustment	fees	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Investments under resale agreements	3,567	—	—	3,567	4,996	(2)	—	4,994
Interbank loans	1,541	—	—	1,541	4,361	—	—	4,361
Commercial loans	703,120	116,425	4,656	824,201	797,242	115,918	11,903	925,063
Mortgage loans	182,905	116,993	1,066	300,964	195,441	104,970	931	301,342
Consumer loans	321,923	130	2,517	324,570	375,711	135	3,184	379,030
Financial investments	58,083	20,955	—	79,038	79,114	15,539	—	94,653
Other interest income	7,624	1,821	—	9,445	17,588	2,543	—	20,131
Gain (loss) from hedge accounting	25,980	(49,905)	—	(23,925)	30,815	(40,449)	—	(9,634)
Totals	1,304,743	206,419	8,239	1,519,401	1,505,268	198,654	16,018	1,719,940

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	143

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 25 – Interest Income and Interest Expense, continued

b)	Interest and readjustments subject suspensión of recognition of results, as indicated in letter m) of Note 1, are recorded in memorándum accounts, as long as they are not actually received.

For the year ended December 31, 2020 and 2019, the detail of the amount due for interest and inflation - indexation adjustments is as follows:

	For the year ended December 31,
	2020			2019
	Interest	Inflation indexation adjustments	Totals	Interest	Inflation indexation adjustments	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	20,539	4,328	24,867	40,151	3,543	43,694
Mortgage loans	3,804	2,545	6,349	6,573	2,382	8,955
Consumer loans	220	—	220	135	—	135
Totals	24,563	6,873	31,436	46,859	5,925	52,784

c)	Details of interest expenses and inflation-indexation adjustments including the effect related to hedge accounting, for the years ended December 31, 2020 and 2019 is as follows:

	For the year ended December 31,
	2020			2019
		Inflation			Inflation
Interest expenses and Inflation		indexation			indexation
indexation adjustments	Interest	adjustment	Totals	Interest	adjustment	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Deposits and other demand liabilities	(46,530)	(312)	(46,842)	(52,181)	(220)	(52,401)
Obligations under repurchase agreements	(8,621)	(1)	(8,622)	(26,349)	—	(26,349)
Time deposits and other time liabilities	(254,633)	(7,764)	(262,397)	(369,048)	(8,560)	(377,608)
Interbank borrowings	(55,541)	—	(55,541)	(81,557)	—	(81,557)
Debt instruments issued	(200,911)	(129,539)	(330,450)	(212,346)	(130,127)	(342,473)
Other financial liabilities	(215)	—	(215)	(501)	—	(501)
Lease obligations	(4,923)	4	(4,919)	(5,034)	(46)	(5,080)
Other Interest expense	(84)	(7,543)	(7,627)	(79)	(3,273)	(3,352)
Gain (loss) from hedge accounting	33,376	—	33,376	16,099	—	16,099
Totals	(538,082)	(145,155)	(683,237)	(730,996)	(142,226)	(873,222)

For purposes of the Consolidated Statement of Cash Flows, the net amount of interest and inflationindexation adjustments for the year ended December 31, 2020 is MCh$836,134 (MCh$846,718 as of December 31, 2019).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	144

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 26 - Fee and Commission Income and Expense

a)Fee and commission income

This item comprises the amount of all commissions accrued and paid in the year that generate the business segments, except for those that form an integral part of the effective interest rate of the financial instruments for income from ordinary activities.

	For the years ended
	December 31,
Fee and commission income	2020	2019
	MCh$	MCh$
Fees and commissions from lines of credits and overdrafts	1,990	1,553
Fees and commissions from guarantees and letters of credit	20,043	15,147
Fees and commissions from card services	58,359	75,574
Fees and commissions from accounts management	12,438	15,406
Fees and commissions from collections and payments	24,419	23,921
Fees and commissions from brokerage and securities management	9,365	9,844
Fees and commissions from asset management	23,086	25,845
Compensation for insurance brokerage	30,097	35,783
Investment banking and advisory fees	7,471	20,657
Fees and commissions from student loans ceded	5,639	5,735
Commissions on loan transactions	742	893
Commissions from mortgage loans	39	1,300
Other fees from services rendered	6,838	10,321
Other commissions earned	3,852	2,217
Totals	204,378	244,196

b)Fee and commission expense

This item includes expenses for commissions accrued during the year, according to the following detail:

	For the years ended
	December 31,
Fee and commission expense	2020	2019
	MCh$	MCh$
Compensation for card operation	(38,822)	(43,287)
Fees and commissions for securities transactions	(4,660)	(2,716)
Commissions paid for foreign trade transactions	(2,438)	(2,300)
Commissions paid for customer loyalty program benefits	(11,082)	(15,670)
Commissions paid for services to customers management	(1,808)	(3,905)
Other commissions paid	(4,569)	(1,914)
Totals	(63,379)	(69,792)

Commissions earned on mortgage finance loans are recorded in the Consolidated Statement of Income under “Interest income”.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	145

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 27 - Net Income (Expense) from Financial Operations

This item includes the amount of changes in the fair value of financial instruments, except those attributable to interest accrued by applying the effective interest rate method, as well as the results obtained in the purchase and sale thereof.

Net income (expense) from financial operations in the Consolidated Statements of Income for the year is as follows:

	For the year ended
	December 31,
Net Income (Loss) from Financial Operations	2020	2019
	MCh$	MCh$
Trading investments	24,073	15,919
Financial derivative contracts (trading)	40,714	77,380
Sale of loans and accounts receivable from customers (*)	6,476	14,588
Available for sale investments	56,666	34,317
Net result of ineffective hedging and decommissioning	(19,890)	(2,597)
Others	1,799	1,827
Totals	109,838	141,434

(*) See detail in Note 10, letter d).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	146

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 28 - Net Foreign Exchange Gain (Loss)

This item includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in foreign currency at the time of their disposal. Net foreign exchange gains (losses) details are as follows:

	For the year ended
Net Foreign Exchange Income (Loss)	December 31,
	2020	2019
	MCh$	MCh$
Net foreign exchange gain (loss)
Gain (loss) on net foreign currency exchange positions	(50,822)	37,404
Other foreign currency Exchange gains (losses)	2,651	4,128
Subtotals	(48,171)	41,532
Net exchange rate adjustments gain (loss)
Adjustments for loans and accounts receivable from customers	(538)	702
Adjustment for other assets and liabilities	(4)	2
Net gain (loss) from hedge accounting	(25,751)	(14,610)
Subtotals	(26,293)	(13,906)
Totals	(74,464)	27,626

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	147

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 29 - Provision for Loan Losses

a)	The movement registered in income for the year related to allowances and impairment due to credit risk, for the year ended December 31, 2020 and 2019, is summarized as follows:

7

	For the years ended December 31, 2020
							Minimum
		Loans and accounts receivable from customers					normal
	Interbank	Commercial	Mortgage	Consumer	Contingent	Additional	portfolio
Provision for Loan Losses	loans	loans	loans	loans	loans	provisions	provisions	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established
Individually assessed	(407)	(411,540)	—	—	(16,148)	—	—	(428,095)
Collectively assessed	—	(66,929)	(20,126)	(211,295)	(361)	(148,148)	—	(446,859)
Income (loss) for provisions established (*)	(407)	(478,469)	(20,126)	(211,295)	(16,509)	(148,148)	—	(874,954)
Provisions released
Individually assessed	800	134,114	—	—	14,445	—	—	149,359
Collectively assessed	—	26,503	9,667	86,312	1,920	11,886	—	136,288
Income (loss) for provisions released (*)	800	160,617	9,667	86,312	16,365	11,886	—	285,647
Recovery of loans previously charged-off	—	25,511	2,558	32,779	—	—	—	60,848
Net charge to income	393	(292,341)	(7,901)	(92,204)	(144)	(136,262)	—	(528,459)

	For the years ended December 31, 2019
							Minimum
		Loans and accounts receivable from customers					normal
	Interbank	Commercial	Mortgage	Consumer	Contingent	Additional	portfolio
Provision for Loan Losses	loans	loans	loans	loans	loans	provisions	provisions	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Provisions established
Individually assessed	(507)	(299,980)	—	—	(14,345)	—	—	(314,832)
Collectively assessed	—	(73,934)	(25,511)	(275,056)	(1,510)	(6,001)	—	(382,012)
Income (loss) for provisions established (*)	(507)	(373,914)	(25,511)	(275,056)	(15,855)	(6,001)	—	(696,844)
Provisions released
Individually assessed	574	163,789	—	—	24,459	—	—	188,822
Collectively assessed	—	14,454	9,102	89,247	1,118	12,743	—	126,664
Income (loss) for provisions released (*)	574	178,243	9,102	89,247	25,577	12,743	—	315,486
Recovery of loans previously charged-off	—	22,213	2,791	33,661	—	—	—	58,665
Net charge to income	67	(173,458)	(13,618)	(152,148)	9,722	6,742	—	(322,693)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	148

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 29 - Provision for Loan Losses, continued

(*) The amounts in the Consolidated Statements of Cash Flows for the year are as follows:

	For the years ended
	December 31,
	2020	2019
	MCh$	MCh$
Charge to income for provisions established	874,954	696,844
Credit to income for provisions used	(285,647)	(315,486)
Totals	589,307	381,358

b)	The detail by type of loans, analyzed collectively and individually, which were constituted and released by way of provision, is as follows:

	For the years ended December 31, 2020
	Establishment of provisions			Release of provisions
	Individual	Group	Totals	Individual	Group	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	(411,540)	(66,929)	(478,469)	134,114	26,503	160,617
Mortgage loans	—	(20,126)	(20,126)	—	9,667	9,667
Consumer loans	—	(211,295)	(211,295)	—	86,312	86,312
Subtotals	(411,540)	(298,350)	(709,890)	134,114	122,482	256,596
Interbank loans, net	(407)	—	(407)	800	—	800
Subtotals	(411,947)	(298,350)	(710,297)	134,914	122,482	257,396

	For the years ended December 31, 2019
	Establishment of provisions			Release of provisions
	Individual	Group	Totals	Individual	Group	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	(299,980)	(73,934)	(373,914)	163,789	14,454	178,243
Mortgage loans	—	(25,511)	(25,511)	—	9,102	9,102
Consumer loans	—	(275,056)	(275,056)	—	89,247	89,247
Subtotals	(299,980)	(374,501)	(674,481)	163,789	112,803	276,592
Interbank loans, net	(507)	—	(507)	574	—	574
Subtotals	(300,487)	(374,501)	(674,988)	164,363	112,803	277,166

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	149

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 30 - Personnel Salaries and Expenses

Personnel salaries and expenses for the years ended December 31, 2020 and 2019, are broken down as follows:

	For the years ended
Personnel Salaries and Expenses	December 31,
	2020	2019
	MCh$	MCh$
Personnel compensation	(185,677)	(181,431)
Bonuses and gratifications	(68,154)	(82,129)
Compensation for years of service	(17,292)	(12,830)
Training expenses	(931)	(825)
Health and life insurance	(2,831)	(2,910)
Other personnel expenses	(17,306)	(18,084)
Totals	(292,191)	(298,209)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	150

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Neta 31 - Administrative Expenses

For the years ended as of December 31, 2020 and 2019, the composition of this item is as follows:

	For the years ended
Administrative Expenses	December 31,
	2020	2019
	MCh$	MCh$
Administration expenses	(181,514)	(177,919)
Maintenance and repair of fixed assets	(32,637)	(35,213)
Insurance payments	(17,428)	(16,389)
Office supplies	(1,756)	(1,679)
IT and communications expenses	(53,839)	(47,878)
Utilities and other services	(3,931)	(4,558)
Security and transportation of securities services	(6,754)	(5,232)
Representation and personnel travel expenses	(1,263)	(3,345)
Legal and notarial expenses	(21,675)	(20,384)
Technical reports fees	(13,180)	(13,647)
Professional services fees	(1,629)	(1,656)
Other expenses of obligations for lease agreements	(207)	(341)
Expenses for lease contracts	(1,478)	(1,376)
Fines applied by other agencies	(133)	(230)
ATM maintenance and management services	(2,460)	(2,436)
Temporary external services	(372)	(1,032)
Postage and mailing expenses	(1,752)	(1,110)
Internal events	(330)	(648)
Donations	(5,354)	(2,279)
Hired services	(5,595)	(5,808)
Other services	(273)	(317)
Miscellaneous contributions	(706)	(1,246)
Credit card management services	(1,180)	(4,051)
Other administrative expenses	(7,582)	(7,064)

Outsourced services	(28,539)	(22,134)
Data processing	(10,929)	(12,990)
Products sales	(865)	—
Others	(16,745)	(9,144)

Board expenses	(1,310)	(1,350)
Board of Directors compensation	(1,310)	(1,350)
Other expenses of the Board	—	—

Marketing and advertising expenses	(11,914)	(13,353)

Non income taxes and contributions	(34,476)	(34,125)
Real estate contributions	(347)	(286)
Patents	(1,353)	(1,206)
Contributions to the CMF	(9,116)	(8,166)
Other taxes (*)	(23,660)	(24,467)
Totals	(257,753)	(248,881)

(*)Correspond to taxes other than income taxes subject to Itaú Corpbanca Colombia S.A and subsidiaries (Colombia segment), which affect to local financial transactions, commercial activities or services such as, value added tax, taxes to equity among other.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	151

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 32 - Depreciation, Amortization, and Impairment

a)	Depreciation and amortization

The values corresponding to charfes to income for depreciation and amortization for the years ended December 31, 2020 and 2019, are detailed below:

		For the years ended
Depreciation and amortization	Note	December 31,
		2020	2019
		MCh$	MCh$
Amortization of intangible assets	13	(74,625)	(74,140)
Depreciation of fixed assets	14	(14,178)	(13,982)
Depreciation of right-of-use assets under lease agreements	15	(37,641)	(39,044)
Totals		(126,444)	(127,166)

b)	Impairment

The composition of the impairment expense, for the years ended December 31, 2020 and 2019, is as follows:

		For the years ended
	Note	December 31,
		2020	2019
		MCh$	MCh$
Impairment of financial assets available for sale	11	—	—
Impairment of financial assets held to maturity	11	—	—
Subtotals financial assets		—	—
Impairment of intangible assets (1)	13	(38,849)	—
Impairment of intangibles generated in business combinations (2)	13	(113,911)	—
Goodwill Impairment (3)	13	(694,936)	—
Impairment of property, plant and equipment (4) (5)	14	(891)	(489)
Impairment of improvements in leased properties (6)	15	(9,403)	(239)
Subtotals non-financial assets		(857,990)	(728)
Totals		(857,990)	(728)

(1) Impairment of intangibles due to the integration of the systems in Chile, MCh$31,426 million for systems and MCh$3,098 million for projects. It also includes deterioration of systems and software in Colombia for MCh$4,325 million.

(2) Impairment of intangibles generated in business combinations includes MCh$113,138 from Itaú Corpbanca Colombia and MCh$773 from Itaú Corredor de Seguros Colombia.

(3) Impairment of Goodwill for MCh$448,273 million in Chile CGU and MCh$246,663 million in Colombia CGU.

(4) Impairment of ATM equipment for MCh$24.

(5) Impairment of fixed assets due to restructuring due to the Covid-19 Pandemic and digitization for MCh$867.

(6) Impairment of improvements in leased properties due to restructuring due to the Covid-19 Pandemin and digitization for MCh$9,403.

Itaú Corpbanca and its subsidiaries assess at the end of each reporting period, whether there is any indication of impairment in the value of any asset. If this indication exists, or when an impairment test is required, the entity will estimate the recoverable amount of the asset.

The Bank has defined two CGUs: CGU Chile (Itaú Corpbanca and its Chileans subsidiaries and the New York branch) and CGU Colombia (Itaú Corpbanca Colombia and its subsidiaries and Itaú Corredor de Seguros S.A.). These CGUs were defined based on their main geographic areas. Their cash flow generation and performance are analyzed separately by Top management because their contributions to the consolidated entity may be identified independently. It is worth mentioning that these CGUs are consistent with the Bank’s operating segments (see Note 4).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	152

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 32 - Depreciation, Amortization, and Impairment, continued

The book value of both UGEs on an after-tax basis, before recording impairment losses, is as follows:

Cash generating units	As of June 30, 2020	As of December 31, 2019
	MCh$	MCh$
Chile (*)	2,419,497	2,456,253
Colombia	949,717	984,132

(*) Includes the effects of the acquisition of minority interests in Colombia that took place on December 3, 2019. See Note 1, letter c)

b.1) Results and impairment loss as of June 30, 2020

i.	Evaluation results

As a result of the impairment testing process described above, management concludes that the relation of the recoverable amount and its carrying amount for both the CGUs as of June 30, 2020, is as follow:

		As of June 30, 2020
Main assumptions		Chile	Colombia
Recoverable amount / Book value	(%)	81.37	54.45

The recoverable amount fot each CGU corresponds to the value in use, since it is the highest amount when comparing the fair value less costs to sell and the value in use.

ii.	Assumptions used in calculations of the recoverable amount

The key assumptions used in calculating the recoverable amount, defined as those to which the calculation is most sensitive, are presented below:

		As of June 30, 2020
Main assumptions		Chile	Colombia
Perpetuity rates	(%)	5.20	6.50
Projected inflation rates		3.00	3.00
Discount rates		10.40	12.31
Loans Growth	(%)	5.67 – 7.41	6.25-8.82
Solvency ratio limit	(%)	10.81– 12.12	10.00-11.70

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	153

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 32 - Depreciation, Amortization, and Impairment, continued

iii.	Goodwill impairment loss

As a result of the recent development events described in Note 3 “Significant events”, at the end of the second quarter, the recoverable amount for the CGUs was estimated, resulting in the recognition of an ampairment loss of Ch$808,857 million on the following assets of the respective CGUs as of June 30, 2020:

Impairment of intangible assets (1)	CGU Chile	CGU Colombia	Total
	MCh$	MCh$	MCh$
Goodwill impairment loss	448,273	246,663	694,936
Intangibles assets generated in a business combination impairment loss	—	113,911	113,911
Total impairment of CGU Chile and Colombia	448,273	360,574	808,847

(1)As reported in 2016 in the original recognition of the business combination between Banco Itaú Chile and Corpbanca described in Note 1, resulted with a registration of a goodwill not deductible for income tax purposes, therefore the recognition of impairment loss does not generate effects on tax results. On the other hand, the intangibles assets generated in a business combination had an associated deferred tax liability of Ch$34,547 million, which generated an impact on income tax results equivalent to that amount, by recognizing the impairment. Considering the above, the effect on income net of taxes generated by the recognition of the impairment loss amounts to Ch$774,300 million, distributed between Ch$764,024 million attributable to the owners of the Bank and Ch$10,276 million attributable to non-controlling interest.

As of December 31, 2020, the Bank performed the impairment test, consistent with the periodicity of its annual test, in order to determine its recoverable amount at the end of this fiscal year.

b.2) Goodwill impairment test as of December 31, 2020

i.	Allocation of goodwill

The Goodwill allocated to each of the identified CGUs1 generated in the reverse acquisition described in Note 1, section “General Information” Background of Itaú Corpbanca and subsidiaries, and the movements experienced during the year, are presented below:

	UGE Chile	UGE Colombia
Goodwill	MM$	MM$
Balances as of January 31, 2020	940,785	253,546
Conversion difference	—	(6,883)
Impairment	(448,273)	(246,663)
Balances as of December 31, 2020	492,512	—

1 Goodwill generated by the acquisition of a business abroad (Colombia case) is expressed in the functional currency of the aforementioned business (Colombian peso), converted at the closing exchange rate (exchange rate COP to CLP for the purpose of accounting recognition in Chile) in accordance with IAS 21 "Effects of Changes in Exchange Rates of the Foreign Currency" (see Note 13). Figures presented as of June 30, 2020 have been adjusted to their recoverable amount, recognizing an impairment loss in accordance with the aforementioned information.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	154

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 32 - Depreciation, Amortization, and Impairment, continued

ii.	Methodology used by the Bank

Consistent with the prior year, the recoverable amounts of CGU Chile and CGU Colombia have been determined using the dividend discount model. This methodology considers the cash flows that would be generated by dividends distributed to shareholders with at perpetuity, discounted to their cost of capital rate as of the valuation date. Therefore, the economic value of equity can be estimated using cash flow projections derived from financial budgets and other assumptions approved by management.

In testing goodwill for impairment, management considered different sources of information, including:

●	Historical information existing for both banks post-merger and, if relevant, pre-merger. Historical information for events judged to be one-time and non-recurring was excluded.
●	Assumptions approved by management.
●	Information from external sources such as analyst reports, regulators, central banks and press releases.
●	Observable market information such as rate curves, inflation and growth projections.
●	The competitive strategy defined for both banks.
●	The projected funding structure and its impact on the Bank's capital requirements and internal policy.

iii.	Assumptions used in calculations of the recoverable amount

The key assumptions used in calculating recoverable amount, defined as those variables to which the calculation is more sensitive, are presented below:

		As of December 31, 2020		As of December 31, 2019
Assumptions		Chile	Colombia	Chile	Colombia
Perpetuity rate	(%)	5.20	-	5.20	6.50
Projected inflation rate (*)	(%)	3.00	-	3.00	3.00
Discount rate	(%)	9.50	-	10.00	11.30
Loans growth	(%)	7.00 – 10.00	-	9.05 – 10.28	9.70 – 10.30
Solvency index limit	(%)	12.77 – 13.11	-	11.40 – 12.40	10.60 – 14.00

(*) Corresponds to the projected long-term inflation rate.

●	Projection period and perpetuity

Cash flow projections are prepared for a period of 5 years from 2020 to 2025. After this period, the present value of cash flows for the year 2025 is calculated, projected to perpetuity using GDP growth rates expected for the markets in which the aforementioned CGUs opérate.

●	Loans and deposits

Loans were projected considering an increase of around 7.3% per year in Chile. Anticipated changes in the product mix were also modeled for both countries. The deposit portfolio was projected using target reciprocity established as a goal, both concepts aligned to market and market growth expectations target share.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	155

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 32 - Depreciation, Amortization, and Impairment, continued

●	Income

The projected net income was estimated based on the sensitization of the GDP growth and the effects of inflation with respect to the banking industry (both in Chile and Colombia) with which the projected growth rate was obtained, also based on products (consumer, mortgage and commercial loans) and in the target market set by the administration. Projection of financing costs is determined mainly by the average balances of demand deposits, to term and other liabilities.

●	Discount rate

Cost of own capital (Ke) in local currency was used as the discount rate to discount the cash flows of each CGU. This calculation considered a premium for the particular country risk of each CGU.

●	Perpetuity rate

A growth rate was considered in perpetuity according to the rates observed in the market where each CGU operates. Consequently, they were built considering local inflation and GDP growth projections

●	Dividend payments

The payment of dividends was carried out by maximizing the results of the share box, as a ratio of technical equity with risk-weighted assets, not beyond the limits required by the regulatory entities. In this way a dividend is given for the CGU of 30% for the first 5 years and 50% in perpetuity.

iv.	Outcome of impairment testing

As a result of the impairment testing process described above, management concludes that the relation of the recoverable amount and its carrying amount for both the CGUs as of December 31, 2020 and December 31, 2019, is as follow.

		As of December 31, 2020		As of December 31, 2019
Assumptions		Chile	Colombia	Chile	Colombia
Recoverable Amount/ Carrying Amount (RA/CA)	(%)	138.47	-	116.95	104.45

The recoverable amount for each CGU corresponds to the value in use, the highest comparing the fair value less costs to sell and the value in use.

As of December 31, 2020, Management carried out an impairment test, concluding that the recoverable amount exceed its carrying value, thus no further impairment is requiered, other than the impairment reported in the Interim Financial Statements as of June 30, 2020.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	156

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 32 - Depreciation, Amortization, and Impairment, continued

v.	Reconciliation of rates before and after taxes

The Bank has used the cost of own capital (Ke) rate as a discount rate in its calculation of the recoverable amount, a rate that is observable after taxes. The following table shows the effect of considering the flows and the discount rate before taxes.

		As of December 31, 2020		As of December 31, 2019
		Chile	Colombia	Chile	Colombia
Discount rates	(%)	10.52	-	12.55	16.90
Recoverable Amount/ Carrying Amount (RA/CA)	(%)	160.71	-	145.80	134.43

In accordance with the requirements set forth on IAS 36, and as a consequence of this analysis, Management has recognized impairment losses, based on the determination of the recoverable amount as of June 30, 2020 as indicated above.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	157

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 33  – Other Income and Operating Expenses

a)	Other operating income

Other operating income is detailed as follows:

	For the years ended December 31,
	2020	2019
	MCh$	MCh$
Income from assets received in lieu of payment
Gain on sales of assets received in lieu of payment	3,287	5,671
Other income	30,622	13,163
Subtotals	33,909	18,834
Release of provisions for contingencies
Country risk provisions	318	708
Subtotals	318	708
Other income
Compensations from insurance companies	693	6
Income other than interest and commissions from the lease	320	—
Income from sale of fixed assets	14	2,248
Recovery of leasing assets	59	73
Other subsidiary operating income	4,604	3,020
Gain on sale of leasing goods	688	1,914
Other operating income leasing	933	432
Revenue from insurance companies agreements	1,537	4,538
Recoveries for operational losses	366	3,968
Other operating income from lease	499	267
Revenue recovery of expenses abroad	895	747
Minor income	481	154
Provision refund	15,739	7,243
Other income	4,841	1,750
Subtotals	31,669	26,360
Totals	65,896	45,902

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	158

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 33  – Other Income and Operating Expenses, continued

b)	Other operating expenses

During the years ended December 31, 2020 and 2019, the Bank presents other operating expenses according to the following:

	For the years ended December 31,
	2020	2019
	MCh$	MCh$
Provisions and expenses for assets received in lieu of payment
Provisions for assets received in lieu of payment	(4,006)	(18,062)
Write-offs of assets received in lieu of payment	(3,025)	(4,442)
Maintenance expenses for assets received in lieu of payment	(1,086)	(1,663)
Subtotals	(8,117)	(24,167)
Provisions for contingencies
Country risk provisions	—	—
Other provisions for contingencies	(3,119)	(507)
Subtotals	(3,119)	(507)
Other expenses
Loss on sale of fixed assets	(145)	(655)
Expenses for restructuring plan	(7,190)	—
Operating loss expenses	(5,219)	(17,468)
Expenses and provisions associated with Law 20,027 credits	(35,400)	—
Insurance expense (law 20,027)	(675)	(802)
Provision expense for recovered leased assets	(1,191)	(3,105)
Expenses loss on sale of assets	(16,262)	(9,386)
Banking expenses	(2,754)	(1,932)
Fines and penalties	(4,502)	(2,454)
Loss on damaged assets	—	(696)
Other expenses	(8,962)	(4,819)
Subtotals	(82,300)	(41,317)
Totals	(93,536)	(65,991)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	159

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 34 - Related Party Transactions

In accordance with the provisions set forth in the Chilean General Banking Law and the instructions issued by the CMF, related parties are those individuals or corporations related to the ownership or management of the Institution directly or through third parties.

Article 89 of the Ley de Sociedades Anónimas (Chilean Companies Law), which also applies to Banks, establishes that any transaction with a related party must be carried out on an arm’s length basis.

In the case of sociedades anónimas abiertas (publicly traded companies) and their subsidiaries, transactions with related parties involve any negotiation, act, contract or transaction in which the company must intervene; the following are considered as parties related to them: those entities of the corporate group to which the company belongs; the corporations that, with respect to the company, have the status as parent, controlling entity, affiliate, subsidiary; the Directors, Managers, Administrators, Chief Executive Officer or Liquidators of the company, acting in their own names or on behalf of individuals other than the company, and their respective spouses or their relatives up to the second degree of consanguinity, as well as any entity controlled either directly or indirectly, through any of them; and any person who either acting individually or jointly with others with whom it has executed a joint operation agreement, may appoint at least one member of the management of the company or controls 10% or more of its capital stock, with the right to vote, in the case of a sociedad por acciones (stock corporation); those established by the bylaws of the company, or justifiably identified by the Directors’ Committee; and those in which it has acted as Director, Manager, Administrator, Chief Executive Officer or Liquidator of the company, during the last eighteen months. Article 147 of the Ley de Sociedades Anónimas (Chilean Companies Law) sets forth that a sociedad anónima abierta (publicly traded company) may only carry out transactions with related parties when they are intended to contribute to the corporate interest, are adjusted in the price, terms and conditions to those prevailing in the market at the time of their approval and comply with the requirements and the procedure indicated by it. Moreover, Article 84 of the Chilean General Banking Law establishes limits for the loans that may be granted to related parties and the prohibition to grant loans to the Directors, Managers or General Attorneys of the Bank.

a)Loans granted to related parties

As of December 31, 2020 and 2019, the loans granted to related persons are detailed below:

	As of December 31, 2020			As of December 31, 2019
	Productive	Investment		Productive	Investment
	companies	companies	Individuals	companies	companies	Individuals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Loans and accounts receivable from customers
Commercial loans	150,796	10,037	6,517	109,840	11,910	5,054
Mortgage loans	—	—	30,124	—	—	29,419
Consumer loans	—	—	7,189	—	—	8,987
Gross loans and accounts receivable from customers	150,796	10,037	43,830	109,840	11,910	43,460
Allowance for loan losses	(6,333)	(885)	(348)	(1,705)	(134)	(283)
Net loans and accounts receivable from customers	144,463	9,152	43,482	108,135	11,776	43,177
Contingent loans
Contingent loans	6,785	22,520	12,222	9,624	17,220	18,117
Provisions for contingent loans	(8)	(334)	(17)	(5)	(320)	(24)
Net contingent loans	6,777	22,186	12,205	9,619	16,900	18,093

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	160

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 34 - Related Party Transactions , continued

b)Other transactions and contracts with related parties

Below are the balances as of December 31, 2020 and 2019, for transactions with related parties and the impact on results for the years ended December 31, 2020 and 2019:

		2020			2019
		Balances			Balances
		receivable	Effect on income		receivable	Effect on income
		(payable)	Income	(Expense)	(payable)	Income	(Expense)
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Adexus S.A.	Data transmission services	—	—	(8)	—	—	(567)
Bcycle Latam SPA	Other services	—	—	(2,165)	—	—	(1,518)
CAI Gestión Inmobiliaria S.A.	Retail	—	—	—	—	—	(3)
Combanc S.A.	Data transmission services	—	—	(472)	—	—	(366)
Comder Contraparte Central S.A.	Bank services	—	—	(826)	—	—	(910)
Compañía Chilena de Televisión S.A.	TV broadcasting services	—	—	(8)	—	—	(47)
Corp Group Holding Inversiones Ltda	Advice	—	—	(537)	—	—	(382)
Corp Imagen y Diseños S.A.	Other services	—	—	—	—	—	(101)
Corp Research S.A.	Administrative advice	—	—	—	—	—	(474)
Hotel Corporation of Chile S.A.	Accommodations, events	—	—	(8)	—	—	(39)
Inmetrics Chile S.A	Other services	—	—	(1,470)
Inmobiliaria Edificio Corpgroup S.A.	Office lease and common expenses (*)	(14,175)	—	(4,693)	(15,625)	—	(1,994)
Inmobiliaria Gabriela S.A.	Leases (*)	(708)	—	(128)	(809)	—	(121)
Inversiones Corp Group Interhold Ltda.	Financial services	—	—	(2,613)	—	—	(2,537)
Itaú Chile Cía. de Seguros de Vida S.A.	Life insurances	—	—	—	—	46	(248)
Itaú Chile Inv. Serv. y Administración S.A.	Leases (*)	(198)	—	(1,143)	(441)	—	(220)
Itaú Unibanco	Business management reimbursement	1,549	2,213	—	349	2,051	—
Operadora Tarjeta de Crédito Nexus S.A.	Credit card administration	—	—	(3,319)	—	—	(3,037)
Pulso Editorial S.A.	Publishing services	—	—	(24)	—	—	(23)
Redbanc S.A.	ATM network management	—	—	(3,094)	—	—	(3,388)
SMU S.A., Rendic Hnos. S.A.	ATM space rentals	991	—	(2,388)	3,379	—	(2,319)
Transbank S.A.	Credit card administration	—	—	(13,177)	—	—	(14,208)

(*) As of and for the year ended December 31, 2019, due to the adoption of IFRS 16, leases are recognized as a financial obligation and a right-of-use asset. See Note 1 letter r). For disclosure purposes we have included the unpaid balance of the liability and the interest expense.

These transactions were carried out at normal market prices prevailing on the date of the transactions.

c)	Donations

		For the years ended
Name or corporate Name	Description	December 31,
		2020	2019
		MCh$	MCh$
Foundation Corpgroup Centro Cultural	Donations	1,556	1,325
Foundation Descúbreme	Donations	235	204
Foundation Itaú	Donations	196	170

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	161

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 34 - Related Party Transactions , continued

d)Other assets and liabilities with related parties

	As of December 31,
	2020	2019
	MCh$	MCh$
ASSETS	34,416	28,474
Derivative instruments	33,875	27,458
Other assets	541	1,016
LIABILITIES	447,306	420,273
Derivative instruments	2,778	1,565
Demand deposits	179,067	34,416
Savings accounts and time deposits	239,709	354,794
Other liabilities	25,752	29,498

e)Results of transactions with related parties

	For the years ended December 31,
Type of income or recognized expense	2020		2019
	Income	Expenses	Income	Expenses
	MCh$	MCh$	MCh$	MCh$
Income and interest expenses and inflation-indexed adjustments	8,532	4,955	11,269	7,328
Income and expenses for commissions and services	504	—	3,232	—
Profit and loss from trading	26,636	10,033	2,585	888
Operational support expenses	500	—	901	—
Other income and expenses	211	310	207	327
Totals	36,383	15,298	18,194	8,543

f)Payments to Board of Directors and key management personnel

Compensation received by key personnel of Management is as follow:

	For the years ended December 31,
	2020	2019
	MCh$	MCh$
Short-term employee benefits	31,868	31,364
Termination compensation	931	799
Totals	32,799	32,163

As of December 31, 2020, The total compensation received during 2020 by the managers and top executives of Itaú Corpbanca amounts to MCh$22,054 (MCh$23,315 during 2019).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	162

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 34 - Related Party Transactions , continued

g)Conformation of key personnel

As of December 31, 2020 and 2019, the formation of the Bank's key staff is composed as follows:

	Number of executives
	As of December 31,
Position	2020	2019
Directors	16	16
Chief Executive Officer	10	10
Division Manager	24	25
Area manager	146	161
Manager	128	143
Vice-Presidents	13	14

h)Transactions with key personnel

The next transactions has been realized during the years ended December 31, 2020 and 2019:

	For the years ended December 31,
Income	2020	2019
	MCh$	MCh$
Credit cards	115	122
Consumer loans	389	421
Commercial loans	534	546
Mortgage loans	366	826

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	163

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 35 – Fair Value of Financial Assets and Liabilities

This disclosure was prepared based on the application of the local regulatory guidelines stated in Chapter 712 "Fair value of financial instruments" of the SBIF and IFRS 13 "Fair value measurement". These standards have been applied to both financial assets and non-financial assets measured at fair value (recurring and non-recurring).

The following section details the main guidelines and definitions used by the Group:

Fair value. The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). The transaction is carried out in the principal3 or most advantageous4 market and is not forced, that is, it does not consider factors specific to the Group that may influence a real transaction.

Market participants. Buyers and sellers in the principal (or most advantageous) market for the asset or liability that have all of the following characteristics:

(i)	They are independent of each other, i.e. they are not related parties as defined in IAS 24 “Related Party Disclosures”, although the price in a related party transaction may be used as an input to a fair value measurement if the entity has evidence that the transaction was entered into at market terms.
(ii)	They are knowledgeable, having a reasonable understanding about the asset or liability and the transaction using all available information, including information that might be obtained through due diligence efforts that are usual and customary.
(iii)	They are able to enter into a transaction for the asset or liability.
(iv)	They are willing to enter into a transaction for the asset or liability (i.e. they are motivated, but not forced or otherwise compelled, to do so).

Fair value measurement. When measuring fair value, the Group takes into account the same characteristics of the asset or liability that market participants would consider in pricing that asset or liability on the measurement date.

Aspects of the transaction. A fair value measurement assumes that the asset or liability is exchanged in an orderly transaction between market participants to sell the asset or transfer the liability at the measurement date under current market conditions. The measurement assumes that the transaction to sell the asset or transfer the liability takes place: (a) on the principal market for the asset or liability; or (b) in the absence of a principal market, on the most advantageous market for the asset or liability.

Market participants. The fair value measurement measures the fair value of the asset or liability using the assumptions that the market participants would use in pricing the asset or liability, assuming that the participants act in their best economic interest.

Prices. Fair value is the price that will be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction on the main (or most advantageous) market as of the measurement date under current market conditions (i.e. exit price) regardless of whether that price is directly observable or estimated using another valuation technique.

2.	The market with the greatest volume and level of activity for the asset or liability
3.	The market that maximizes the amount that would be received to sell the asset or minimizes the amount that would be paid to transfer the liability, after taking into account transaction costs and transport costs.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	164

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 35 – Fair Value of Financial Assets and Liabilities, continued

Highest and best use of non-financial assets. The fair value measurement of these assets takes into account the market participant's ability to generate economic benefits through the highest and best use of the asset or through the sale of the asset to another market participant that would maximize the value of the asset.

Group's own liabilities and equity instruments. The fair value measurement assumes that these items are transferred to a market participant on the date of measurement. The transfer of these items assumes that:

(i)	A liability would remain outstanding and the market participant transferee would be required to fulfill the obligation. The liability would not be settled with the counterparty or otherwise extinguished on the measurement date.
(ii)	An entity’s own equity instrument would remain outstanding and the market participant transferee would take on the rights and responsibilities associated with the instrument. The instrument would not be canceled or otherwise extinguished on the measurement date.

Default risk. The fair value of a liability reflects the effect of the default risk. This risk includes, but is not limited to, the entity's own credit risk. This risk is assumed to be the same before and after the liability is transferred.

Initial recognition. When an asset is acquired or a liability assumed in an exchange transaction involving that asset or liability, the transaction price is the price paid to acquire the asset or received to assume the liability (the entry price). In contrast, the fair value of the asset or liability is the price received to sell the asset or paid to transfer the liability (the exit price). Entities do not necessarily sell assets at the prices paid to acquire them. Likewise, they do not necessarily transfer liabilities at the price received to assume them.

Valuation techniques. The Bank will use techniques that are appropriate for the circumstances and for which sufficient data is available to measure the fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs. The following approaches deserve mention. The first two are the most frequently used by the Group:

(i)	Market approach. Uses prices and other relevant information generated by market transactions involving identical or comparable (similar) assets, liabilities, or a group of assets and liabilities (e.g. a business).
(ii)	Income approach. Converts future amounts (cash flows or income and expenses) to a single current (discounted) amount, reflecting current market expectations about those future amounts. The fair value measurement is determined based on the value indicated by the current market expectations about those future amounts.
(iii)	Cost approach. Reflects the amount that would be required currently to replace the service capacity of an asset (current replacement cost).

Present value techniques. Technique to adjust the discount rate and expected cash flows (expected present value). The present value technique used to measure the fair value will depend on the specific facts and circumstances of the asset or liability being measured and the availability of sufficient data.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	165

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 35 – Fair Value of Financial Assets and Liabilities, continued

Components of the present value measurement. Present value is the tool used to link future amounts (e.g. cash flows or values) to a present amount using a discount rate. A fair value measurement of an asset or a liability using a present value technique captures all the following elements from the perspective of market participants at the measurement date:

(i)	An estimate of future cash flows for the asset or liability being measured.
(ii)	Expectations about possible variations in the amount and timing of the cash flows representing the uncertainty inherent in the cash flows.
(iii)	The temporary value of money, represented by the rate on risk-free monetary assets that have expiration dates or duration that coincides with the period covered by the cash flows and do not raise uncertainty in the temporary distribution or risk of default for the holder (that is, risk-free interest rate).
(iv)	The price to bear the uncertainty inherent in the cash flows (i.e., a risk premium).
(v)	Other factors that market participants would take into account in these circumstances.
(vi)	For a liability, the default risk related to that liability, including the entity's own credit risk (i.e. the debtor's).

Fair value hierarchy. It gives the highest priority to quoted prices (unadjusted) in active markets for identical assets and liabilities (Level 1 inputs) and lowest priority to unobservable inputs (Level 3 inputs). Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Determination of fair value

The following is a summary of the fair values of the main financial assets and liabilities as of December 31, 2020 and 2019, including those that are not presented at fair value in the Consolidated Statement of Financial Position

	As of December 31, 2020			As of December 31, 2019
		Estimated fair value			Estimated fair value
	Book value	Recurring	Non-recurring	Book value	Recurring	Non-recurring
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	3,089,072	—	3,089,072	1,009,681	—	1,009,681
Cash items in process of collection	173,192	—	173,192	231,305	—	231,305
Trading investments	580,369	580,369	—	181,402	181,402	—
Investments under resale agreements	105,580	—	105,580	75,975	—	75,975
Financial derivative contracts	3,982,803	3,982,803	—	3,154,957	3,154,957	—
Interbank loans, net	7,115	—	7,115	56,205	—	56,205
Loans and accounts receivable from customers, net	21,685,269	—	22,876,758	22,373,638	—	23,413,152
Available for sale investments	3,964,720	3,964,720	—	3,593,204	3,593,204	—
Held to maturity investments	111,643	—	110,709	115,682	—	114,175
Totals	33,699,763	8,527,892	26,362,426	30,792,049	6,929,563	24,900,493
LIABILITIES
Deposits and other demand liabilities	6,197,406	—	6,197,406	4,873,448	—	4,873,448
Cash in process of being cleared	154,232	—	154,232	164,573	—	164,573
Obligations under repurchase agreements	638,851	—	638,851	559,457	—	559,457
Time deposits and other time liabilities	11,433,064	—	11,574,924	11,620,187	—	11,692,076
Financial derivative contracts	3,673,591	3,673,591	—	2,938,034	2,938,034	—
Interbank borrowings	3,798,978	—	3,794,375	2,646,756	—	2,646,176
Debt instruments issued	6,204,856	—	7,330,126	6,408,356	—	7,244,551
Lease contracts liabilities	151,885	—	164,304	172,924	—	175,263
Other financial liabilities	13,123	—	13,123	12,966	—	12,966
Totals	32,265,986	3,673,591	29,867,341	29,396,701	2,938,034	27,368,510

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	166

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 35 – Fair Value of Financial Assets and Liabilities, continued

In addition, the fair value estimates presented above do not attempt to estimate the value of the Group's profits generated by its business, nor future business activities, and, therefore, do not represent the value of the Group as a going concern.

The following section describes the methods used to estimate fair value:

a)	Measurement of the fair value of assets and liabilities for disclosure purposes (Non-recurring).

	As of December 31,
Measurement at fair value of items that are not valued	2020	2019
recurrently	MCh$	MCh$
ASSETS
Cash and deposits in banks	3,089,072	1,009,681
Cash items in process of collection	173,192	231,305
Investments under resale agreements	105,580	75,975
Interbank loans, net	7,115	56,205
Loans and accounts receivable from customers, net	22,876,758	23,413,152
Held to maturity investments	110,709	114,175
Totals	26,362,426	24,900,493
LIABILITIES
Deposits and other demand liabilities	6,197,406	4,873,448
Cash in process of being cleared	154,232	164,573
Obligations under repurchase agreements	638,851	559,457
Time deposits and other time liabilities	11,574,924	11,692,076
Financial derivative contracts	3,794,375	2,646,176
Interbank borrowings	7,330,126	7,244,551
Lease contracts liabilities	164,304	175,263
Other financial liabilities	13,123	12,966
Totals	29,867,341	27,368,510

Cash, short-term assets and short-term liabilities

The fair value of these items approximates their book value given their short-term nature. These items include:

●	Cash and deposits in Banks
●	Cash in the process of collection
●	Investments under agreements to resell
●	Checking accounts and demand deposits
●	Other financial obligations

Loans

The fair value of loans is determined using a discounted cash flow analysis. In the case of mortgage loans and consumer loans, the cash flows were discounted by using the effective average placement rate of the last month of the reporting period for each type of product. The fair value of commercial loans is determined using a discounted cash flow analysis, using a risk-free interest rate adjusted for expected losses from debtors based on their credit quality. The credit risk adjustment is based on variables observable in the market and the Group’s policies for qualitative and quantitative credit risk methodologies.

This methodology was applied to:

●	Interbank loans
●	Loans and accounts receivable from customers

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	167

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 35 – Fair Value of Financial Assets and Liabilities, continued

Financial instruments held to maturity

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers.

Medium and long-term liabilities

The fair value of medium and long-term liabilities is determined using a discounted cash flow analysis, using an interest rate curve that reflects current market conditions at which the entity’s debt instruments are traded. Medium and long-term liabilities include:

●	Time deposits and saving accounts
●	Borrowings from financial institutions
●	Debt instruments issued

b)Value Measurement of financial assets and liabilities for recording purposes (recurring)

	As of December 31,
Measurement at fair value of items on a recurring basis	2020	2019
	MCh$	MCh$
ASSETS
Trading securities	580,369	181,402
Chilean Central Bank and Government securities	108,042	80,898
Other securities issued locally	271	23,123
Foreign government and central bank instruments	432,178	67,088
Other securities issued abroad	4,861	4,390
Investments in mutual funds	35,017	5,903
Available for sale investments	3,964,720	3,593,204
Chilean Central Bank and Government securities	3,056,179	2,174,278
Other securities issued locally	296,665	536,576
Foreign government and central bank instruments	217,185	165,927
Other securities issued abroad	394,691	716,423
Financial derivative contracts	3,982,803	3,154,957
Forwards	472,208	454,300
Swaps	3,509,315	2,696,635
Call options	195	3,805
Put options	1,085	217
Totals	8,527,892	6,929,563
LIABILITIES
Financial derivative contracts	3,673,591	2,938,034
Forwards	433,863	504,276
Swaps	3,238,371	2,431,435
Call options	271	1,758
Put options	1,086	565
Totals	3,673,591	2,938,034

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	168

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 35 – Fair Value of Financial Assets and Liabilities, continued

Financial instruments

The estimated fair value of these financial instruments is determined using quotes and transactions observed in the main market for identical instruments, or in their absence, for similar instruments. Fair value estimates of debt instruments or securities representative of debt take into account additional variables and inputs to the extent that they apply, including estimates of prepayment rates and the credit risk of issuers. These financial instruments are classified as follows:

●	Trading portfolio
●	Financial instruments available for sale

Financial derivatives contracts

The estimated fair value of derivative instruments is calculated using prices quoted in the market for financial instruments with similar characteristics. Therefore, the methodology recognizes the credit risk of each counterparty.

The estimated fair value of derivative instruments is calculated using prices quoted in the market for financial instruments with similar characteristics. Therefore, the methodology recognizes the own credit risk and the credit risk of each counterparty. The adjustment is known internationally as counterparty risk adjustment, which is composed of CVA (Credit Value Adjustment) and DVA (Debit Value Adjustment), the sum of both risk adjustments the effective counterparty risk that must be recognized. This adjustment is periodically recorded in the financial statements.

As of December 31, 2020, the portfolio of derivative contracts both in Chile and Colombia have an aggregate effect of MCh$40,382 (MCh$27,727 as of December 31, 2019), due to CVA and DVA adjustments. The following table presents composition of CVA and DVA as of December 31, 2020 and 2019:

	Credit Value Adjustment (CVA)		Debit Value Adjustment (DVA)
	As of December 31,		As of December 31,
	2020	2019	2020	2019
	MCh$	MCh$	MCh$	MCh$
Derivatives held for hedging	—	(2)	—	1
Fair value hedge	—	—	—	—
Currency forwards	—	—	—	—
Currency swaps	—	—	—	—
Interest rate swaps	—	—	—	—
Cash flows hedge	—	(2)	—	1
Currency forwards	—	(2)	—	1
Currency swaps	—	—	—	—
Interest rate swaps	—	—	—	—
Net investment in a foreign operation hedge	—	—	—	—
Currency forwards	—	—	—	—
Currency swaps	—	—	—	—
Interest rate swaps	—	—	—	—
Derivatives held for trading	(40,971)	(28,172)	589	446
Currency forwards	(443)	(341)	205	123
Interest rate swaps	(36,363)	(23,189)	37	28
Currency swaps	(4,165)	(4,642)	347	295
Call currency options	—	—	—	—
Put currency options	—	—	—	—
Totals financial derivatives	(40,971)	(28,174)	589	447

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	169

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 35 – Fair Value of Financial Assets and Liabilities, continued

c)	Fair value hierarchy

IFRS 13 establishes a fair value hierarchy that classifies assets and liabilities based on the characteristics of the data that the technique requires for its valuation:

●	Level 1

Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Entity can access at the measurement date. The inputs needed to value the instruments in this category are available daily and used directly.

In the case of currency, shares and mutual funds, prices are observed directly in over-the-counter markets and the stock exchange. These prices correspond to the values at which the exact same assets are traded. As a result, the portfolio valuation does not require assumptions or models of any type.

For instruments issued by the Chilean Central Bank and the Chilean Treasury, benchmark prices are used. Benchmark prices are defined using similar durations, type of currency and are traded the equivalent of every day. The valuation of these instruments is identical to the valuation of the Santiago Stock Exchange, which is a standard international methodology. This methodology uses the internal rate of return to discount the instrument's cash flows.

●	Level 2

The specific instrument does not have daily quotes. However, similar instruments can be observed (e.g. same issuer, different maturity; or different issuer, same maturity and risk rating). In general, they are diverse combinations of pseudo-arbitration. Although the inputs are not directly observable, observable inputs are available with the needed periodicity.

In this category, instruments are valued by discounting contractual cash flows based on a zero-coupon curve determined through the price of instruments with similar characteristics and a similar issuer risk. The income approach is used, which converts future amounts to present amounts.

For derivative instruments within this category, quotes from other-the-counter transactions reported by the most important brokers in the Chilean market and the Bloomberg platform are used. The inputs observed include forward prices, interest rates and volatilities. Based on these inputs, market curves are modeled. They are a numerical representation of the opportunity costs of the instrument's cash flows or the price volatility of an asset. Finally, cash flows are discounted.

The Black and Scholes model is used for options based on prices of brokers in the OTC market.

For money market instruments, prices of transactions on the Santiago Stock Exchange are observed and used to model market curves.

For corporate or bank bonds, given the lack of market depth, the Bank uses transactions (if any) in the Chilean market, on foreign markets, zero-coupon curves of risk-free instruments, adjustment curves, spread modeling, correlation with similar financial instruments, etc. and gives market curves as the final result. These market curves are provided by a pricing supplier and are widely accepted by the market, regulators and scholars.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	170

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 35 – Fair Value of Financial Assets and Liabilities, continued

●	Level 3

This is used when prices, data or necessary inputs are not directly or indirectly observable for similar instruments for the asset or liability as of the valuation date. These fair value valuation models are subjective in nature. Therefore, they base their estimate of prices on a series of assumptions that are widely accepted by the market. The Group has two products in this category:

Due to the lack of liquidity in the basis of the active banking rate (TAB) over the chamber rate (camera), the price is not observable and, therefore, models must be used to estimate the future cash flows of the contract. This spread is calculated on a historical basis using the IRS with the greatest market depth, which is the chamber swap.

In addition, the Bank offers American forwards to meet its customers' needs. They do not have a secondary market and, therefore, their value is estimated using an extension of the Hull-White model, used widely by the financial services industry.

None of these products generate significant impacts on the Bank's results as a result of recalibration. The TAB swap does not have significant impacts on the valuation as the parameters are stable and the reversal to a historic average is empirically quick, which this model reflects correctly. On the other hand, the American forward behaves like a traditional forward when there is an important curve differential, which is the case between the Chilean peso-US dollar curve. Also, the model's parameters are very stable.

The table below summarizes the impacts on the portfolio of a recalibration of the models based on a stress scenario, recalibrating parameters with the shock incorporated.

	As of December 31, 2020			As of December 31, 2019
	American			American
Impact calibration	Forward	Basis TAB	Basis TAB	Forward	Basis TAB	Basis TAB
	USD-CLP	CLP	CLF	USD-CLP	CLP	CLF
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Volatility exchange rate USD-CLP
TAB 30	—	76	—	—	98	—
TAB 90	—	1	—	—	4	—
TAB 180	—	33	15	—	39	18
TAB 360	—	—	3	—	—	4
Totals	—	110	18	—	141	22

The following table summarizes the fair value hierarchy for the Group's recurring valuation of financial instruments:

Level	Instrument	Issuer	Price Source	Model
I	Currency	N/A	OTC, Bloomberg	Directly observable price.
	Shares	Others	Santiago Exchange	Directly observable price.
	Mutual funds	Asset Managers	CMF	Directly observable price.
	Bonds	Chilean Central Bank and Chilean Treasury	Santiago Exchange	Internal rate of return (IRR) based on prices.
II	Derivatives	N/A	OTC (brokers), Bloomberg	Interest rate curves based on forward prices and coupon rates.
	Money market	Chilean Central Bank and Chilean Treasury	Santiago Exchange	Interest rate curves based on prices.
	Money market	Banks	Santiago Exchange	Interest rate curves based on prices.
	Bonds	Companies, banks	Pricing supplier	Interest rate curves based on correlations, spreads, extrapolations, etc.
III	Derivatives, active banking rate (TAB)	N/A	OTC (brokers)	Interest rate curves based on modeling of TAB-Chamber spread.
	Derivatives, American forwards	N/A	Bloomberg	Black and Scholes with inputs from European options.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	171

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 35 – Fair Value of Financial Assets and Liabilities, continued

The following table classifies assets and liabilities measured at fair value on a recurring basis, in accordance with the fair value hierarchy established in IFRS 13 for the years ended December 31, 2020 and 2019.

	As of December 31, 2020
		Market value of the	Other observable	Non-observable
	Fair	asset for identified	significant inputs	significant inputs
Measurement at fair value of instruments on a recurring basis using	value	assets (Level 1)	(Level 2)	(Level 3)
	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading securities	580,369	575,237	5,132	—
Chilean Central Bank and Government securities	108,042	108,042	—	—
Other securities issued locally	271	—	271	—
Foreign government and central bank instruments	432,178	432,178	—	—
Other securities issued abroad	4,861	—	4,861	—
Investments in mutual funds	35,017	35,017	—	—
Available for sale investments	3,964,720	3,608,717	356,003	—
Chilean Central Bank and Government securities	3,056,179	3,056,179	—	—
Other securities issued locally	296,665	—	296,665	—
Foreign government and central bank instruments	217,185	217,185	—	—
Other securities issued abroad	394,691	335,353	59,338	—
Financial derivative contracts	3,982,803	—	3,955,538	27,265
Forwards	472,208	—	468,632	3,576
Swaps	3,509,315	—	3,485,626	23,689
Call options	195	—	195	—
Put options	1,085	—	1,085	—
Totals	8,527,892	4,183,954	4,316,673	27,265
LIABILITIES
Financial derivative contracts	3,673,591	—	3,672,751	840
Forwards	433,863	—	433,747	116
Swaps	3,238,371	—	3,237,647	724
Call options	271	—	271	—
Put options	1,086	—	1,086	—
Totals	3,673,591	—	3,672,751	840

	As of December 31, 2019
		Market value of the	Other observable	Non-observable
	Fair	asset for identified	significant inputs	significant inputs
Measurement at fair value of instruments on a recurring basis using	value	assets (Level 1)	(Level 2)	(Level 3)
	MCh$	MCh$	MCh$	MCh$
ASSETS
Trading securities	181,402	177,009	4,393	—
Chilean Central Bank and Government securities	80,898	80,898	—	—
Other securities issued locally	23,123	23,120	3	—
Foreign government and central bank instruments	67,088	67,088	—	—
Other securities issued abroad	4,390	—	4,390	—
Investments in mutual funds	5,903	5,903	—	—
Available for sale investments	3,593,204	3,009,607	583,597	—
Chilean Central Bank and Government securities	2,174,278	2,174,278	—	—
Other securities issued locally	536,576	—	536,576	—
Foreign government and central bank instruments	165,927	165,927	—	—
Other securities issued abroad	716,423	669,402	47,021	—
Financial derivative contracts	3,154,957	—	3,127,525	27,432
Forwards	454,300	—	449,240	5,060
Swaps	2,696,635	—	2,674,263	22,372
Call options	3,805	—	3,805	—
Put options	217	—	217	—
Totals	6,929,563	3,186,616	3,715,515	27,432
LIABILITIES
Financial derivative contracts	2,938,034	—	2,936,915	1,119
Forwards	504,276	—	504,095	181
Swaps	2,431,435	—	2,430,497	938
Call options	1,758	—	1,758	—
Put options	565	—	565	—
Totals	2,938,034	—	2,936,915	1,119

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	172

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 35 – Fair Value of Financial Assets and Liabilities, continued

d)	Transfers between level 1 and level 2

For the years ended December 31, 2020 and 2019, there were no transfers between levels 1 and 2.

	As of December 31, 2020			As of December 31, 2019
Fair value measurement of instruments that are measured on a recurring basis	Fair value	Level 1 to 2	Level 2 to 1	Fair value	Level 1 to 2	Level 2 to 1
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Trading instruments	580,369	—	—	181,402	—	—
Instruments available for sale	3,964,720	—	—	3,593,204	—	—
Financial derivate contracts	3,982,803	—	—	3,154,957	—	—
Totals	8,527,892	—	—	6,929,563	—	—
Liabilities
Financial derivate contracts	3,673,591	—	—	2,938,034	—	—
Totals	3,673,591	—	—	2,938,034	—	—

e)	Disclosures Regarding Level 3 Assets and Liabilities

Level 3 assets and liabilities are valued using techniques that require inputs that are not observable on the market, for which the income approach is used to convert future amounts to present amounts.

This category includes:

●	Financial derivative instruments indexed to the TAB rate. This rate is comprised of an interbank rate and a liquidity premium charged to financial institutions and is determined using a short-rate model with mean reversion.
●	American forward options.

As none of these products has a market, the Bank uses financial engineering valuation techniques that use unobservable variables.

These techniques use the following inputs: transaction prices from the main financial instrument markets and assumptions that are widely accepted by the financial services industry. Using this information, unobservable variables are constructed such as: adjustment curves, spreads, volatilities and other variables necessary for the valuation. Lastly, all of the models are subject to internal contrasts by independent areas and have been reviewed by internal auditors and regulators.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	173

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 35 – Fair Value of Financial Assets and Liabilities, continued

None of these products generate significant impacts on the Bank's results as a result of recalibration. The American forward is only offered for the US dollar-Chilean peso market and until now, given the important differential between these interest rates, the product behaves like a traditional forward. The TAB swap does not have significant impacts on the valuation as the modeled liquidity premiums have a quick mean reversion for the short part and low volatility for the long part, concentrating on the book's sensitivity in the longest part of the curve.

The following table reconciles assets and liabilities measured at fair value on a recurring basis as of December 31, 2020 and 2019:

	As of December 31, 2020
		Gain (loss)	Gain (loss)	Purchases,
	Opening	recognized in	recognized in	sales and	Transfers from	Ending
Level 3 reconciliation	balance	profit or loss	equity	agreements	level 1 or level 2	balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Financial derivative contracts
Forwards	5,060	23,803	—	(25,287)	—	3,576
Swaps	22,372	4,800	—	(3,483)	—	23,689
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—
Totals	27,432	28,603	—	(28,770)	—	27,265
LIABILITIES
Financial derivative contracts
Forwards	181	2,397	—	(2,462)	—	116
Swaps	938	(1,672)	—	1,458	—	724
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—
Totals	1,119	725	—	(1,004)	—	840

	As of December 31, 2019
		Gain (loss)	Gain (loss)	Purchases,
	Opening	recognized in	recognized in	sales and	Transfers from	Ending
Level 3 reconciliation	balance	profit or loss	equity	agreements	level 1 or level 2	balance
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ASSETS
Financial derivative contracts
Forwards	618	12,398	—	(7,956)	—	5,060
Swaps	26,538	4,930	—	(9,096)	—	22,372
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—
Totals	27,156	17,328	—	(17,052)	—	27,432
LIABILITIES
Financial derivative contracts
Forwards	49	2,565	—	(2,433)	—	181
Swaps	520	643	—	(225)	—	938
Call options	—	—	—	—	—	—
Put options	—	—	—	—	—	—
Totals	569	3,208	—	(2,658)	—	1,119

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	174

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 35 – Fair Value of Financial Assets and Liabilities, continued

f)	Hierarchy for Remaining Assets and Liabilities.

The following table classifies assets and liabilities not measured at fair value on a recurring basis, in accordance with the fair value hierarchy as of December 31, 2020 and 2019:

	As of December 31, 2020
		Market value of
		the asset for	Other observable	Non-observable
Measurement at fair value of items on a non-recurring basis	Estimated fair	identified assets	significant inputs	significant inputs
	value	(Level 1)	(Level 2)	(Level 3)
	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	3,089,072	3,089,072	—	—
Cash items in process of collection	173,192	173,192	—	—
Investments under resale agreements	105,580	105,580	—	—
Interbank loans, net	7,115	7,115	—	—
Loans and accounts receivable from customers, net	22,876,758	—	—	22,876,758
Held to maturity investments	110,709	110,709	—	—
Totals	26,362,426	3,485,668	—	22,876,758
LIABILITIES
Deposits and other demand liabilities	6,197,406	6,197,406	—	—
Cash in process of being cleared	154,232	154,232	—	—
Obligations under repurchase agreements	638,851	638,851	—	—
Time deposits and other time liabilities	11,574,924	—	11,574,924	—
Interbank borrowings	3,794,375	3,794,375	—	—
Debt instruments issued	7,330,126	—	7,330,126	—
Lease contracts liabilities	163,748	—	164,304	—
Other financial liabilities	13,123	13,123	—	—
Totals	29,867,341	10,797,987	19,069,354	—

	As of December 31, 2019
		Market value of
		the asset for	Other observable	Non-observable
Measurement at fair value of items on a non-recurring basis	Estimated fair	identified assets	significant inputs	significant inputs
	value	(Level1)	(Level 2)	(Level 3)
	MCh$	MCh$	MCh$	MCh$
ASSETS
Cash and deposits in banks	1,009,681	1,009,681	—	—
Cash items in process of collection	231,305	231,305	—	—
Investments under resale agreements	75,975	75,975	—	—
Interbank loans, net	56,205	56,205	—	—
Loans and accounts receivable from customers, net	23,413,152	—	—	23,413,152
Held to maturity investments	114,175	114,175	—	—
Totals	24,900,493	1,487,341	—	23,413,152
LIABILITIES
Deposits and other demand liabilities	4,873,448	4,873,448	—	—
Cash in process of being cleared	164,573	164,573	—	—
Obligations under repurchase agreements	559,457	559,457	—	—
Time deposits and other time liabilities	11,692,076	—	11,692,076	—
Interbank borrowings	2,646,176	2,646,176	—	—
Debt instruments issued	7,244,551	—	7,244,551	—
Lease contracts liabilities	175,263	—	175,263	—
Other financial liabilities	12,966	12,966	—	—
Totals	27,368,510	8,256,620	19,111,890	—

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	175

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 36 – Risk Management

The Bank and its subsidiaries, through their activity, are exposed to several types of risk mainly related to loans portfolio and financial instruments. Risk management policies are established in order to identify and analyze the risks faced by the Bank, set limits and adequate controls, monitor risks and comply with limits. The risk management policies and risk administration structures are reviewed periodically in order to reflect changes in the institution's activities. The Bank, through its rules and procedures, intends to develop an appropriate control environment, in which all employees understand their roles and responsibilities.

The following is a description of the main business activities and policies of the Bank in terms of risk management.

A)	Risk Management Structure

A.1) Board

At the Bank and its Subsidiaries, the Board of Directors plays a leading role in corporate governance, since it is responsible for establishing and monitoring the Bank's risk management structure, for which it has a corporate governance system aligned with international best practices and Chilean regulations, mainly from the CMF. One of the principal functions of the Board of Directors is to ensure that measures are in place to monitor, evaluate and guide senior management to ensure that their actions are in line with best practices and defined risk appetite levels. To accomplish this, it has been implemented a governance structure composed by several committees,  that lay out behavioral guidelines for the Bank’s associates and assist them in carrying out their functions related to controlling and managing the Bank's risk.

A.2) Audit Committee

The Audit Committee objective is to monitor the efficiency of the Bank’s internal control systems and compliance with regulations and other internal standards. It is also responsible for supervising the different aspects of maintenance, application and function of the Bank's internal controls, closely monitoring compliance with standards and procedures required by its practices, and having a clear understanding of the risks that can arise from the business conducted by the Bank.

The committee is linked to the Board through the participation of at least two board members named by the Board itself. These members must report to the Board situations and events analyzed by the Committee, thus holding the Bank's board members responsible for complying with both self-control policies established and practiced by the entity as well as laws and regulations to which it is subject.

The Audit Committee must reinforce and support both the function of the Bank’s Office of the Comptroller and its independence from management and serve, at the same time, as a link between the internal audit department and the independent auditors as well as between these two groups and the Board of Directors.

A.3) Board Committee

The Director Committee objective is to strengthen the self-regulation of the Bank and other entities under its control, making the Board's work more efficient through the increased oversight of management’s activities.

It is also responsible for making the necessary agreements to protect shareholders, especially minority shareholders, reviewing executive compensation systems and analyzing and the record report on the transactions referenced in title XVI of Law 18,046. A copy of this report is sent to the Board so in this instance it will be approved or rejected each respective transaction.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	176

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 36– Risk Management, continued

A.4) Corporate Governance Committee

For the purposes of this committee, which is aware of how difficult it is to bring together all aspects of good corporate governance under one definition, corporate governance will be defined as the set of institutional organization and practices that impact a company's decision-making process, contributing to sustainable value creation in a transparent framework, proper management, risk control and corporate responsibility towards the market.

Therefore, appropriate corporate governance in a bank must align organizational incentives and promote the rights of shareholders and other direct or indirect stakeholders. This committee is a consultation body of the Board of Directors, whose mission is to ensure the existence and development within the Bank of the best corporate governance practices for financial entities. To this end, it will evaluate the current practices and policies, it will propose and make recommendations to the Board of Directors on improvements, reforms and adjustments that it deems appropriate and it will work to ensure proper implementation and application of these corporate governance practices and policies defined by the Bank's Board.

A.5) Assets and Liabilities Committee

The Assets and Liabilities Committee (ALCO) is the next highest body involved in managing the institution's financial policies.  The committee's main purpose is to comply with the financial guidelines set by the Board. In this spirit, it must approve and monitor the financial strategies that guide the Bank with respect to the composition of its assets and liabilities, cash inflows and outflows and transactions with financial instruments.

It will consider the diverse alternatives available to make decisions that ensure the highest and most sustainable returns with financial risk levels that are compatible with the business, current regulations and internal standards.

A.6) Anti Money Laundering and Terrorism and Bribery Financing Committee

This committee main purpose is to plan and coordinate activities to comply with policies and procedures to prevent asset laundering, terrorism financing and bribery, to maintain itself informed of the work carried out by the Operational Risk and Compliance Division Manager, which have also been designated as the head of prevention in conformity with Law No. 20,393, as well as to adopt agreements to improve prevention and control measures proposed by the Compliance Officer.

A.7) Operational Risk Committee

This committee's objective is to evaluate the status of key processes that are directly related to the Bank's Operational Risk and Internal Controls, in accordance with current regulatory standards in order to improve any weaknesses that the Bank may present and ensure proper implementation of regulatory changes.

It is also responsible for attaining critical processes under an internal control environment that enables the Bank to operate stably and consistently, thus procuring desired levels of reliability, integrity and availability for information resources.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	177

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 36– Risk Management, continued

A.8) Compliance Committee

The Compliance Committee main purpose is to define, promote and ensure that the conduct of all Itaú Corpbanca employees meets the highest possible standards of personal and professional excellence. Employee conduct should, at all times, be guided by the principles and values that embody our organization’s spirit, philosophy and good business practices. Its purpose is also to ensure the application of the Regulatory Compliance Model, within the context of the definitions established by this committee, and acknowledge the work developed by the Operational Risk and Compliance Manager in this area, as well as adopt agreements for improving the control measures proposed.

A.9) Risk Methodologies Committee

The Risk Methodology Committee objective is to ensure the quality of all methodologies used by the Bank to estimate provisions (group and individual) for all business segments. This committee, which covers the Bank, its divisions and subsidiaries, is responsible for corporate aspects such as policies, manuals and procedures related to group provisioning methodologies as well as statistical models for loan origination, behavior and provisions. Its main members are: Corporate Risk Manager, Risk Control Manager, Retail Credit Manager, Financial Risk Manager, Head of Monitoring and Control and Head of Risk Models.

A.10) Portfolio Committee

The Portfolio Committee is responsible for monitoring the evolution of the Bank’s wholesale and retail portfolios in terms of risk-return ratio, adherence to the defined risk appetite and progress on strategies or short and long-term instructions defined by this committee.

To accomplish this, it analyzes competitors, movements in major market players and the main risks that can affect portfolio management, as well as projects that could have an impact on portfolios.

Its main members are: CEO, Corporate Risk Manager, Risk Control Manager, Wholesale Credit Manager, Wholesale Banking Manager, Retail Credit Manager, Retail Banking Manager, Planning and Financial Control Manager and Product and Marketing Manager.

A.11) Internal Audit

Internal Auditing works independently from management and reports to the Board through the Audit Committee. It is responsible for independently evaluating the activities carried out by Itaú Corpbanca and subsidiaries, in order to allow management to assess the adequacy of controls, the effectiveness of risk management, the reliability of reporting and compliance with standards and regulations.

A.12) General Code of Conduct and Manual of Information Management of Interest for Market

The objective of these documents are to continue complying with the best international practices and to have first-rate human capital. All associates, directors and Subsidiaries must adhere to ethical standards based on principles and values designed to guide and maintain the highest possible standards.

In response to our clients' trust and recognition, which are vital to our success, all associates and directors should strive to retain this trust, strictly complying with the General Code of Conduct.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	178

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 36 – Risk Management, continued

B)	Main Risks and Requirements affecting the Bank and its subsidiaries

B.1) Credit Risk

Credit risk is the risk of potential loss that it faces, if a client or counterparty in a financial instrument does not comply with its contractual obligations to the Bank.

For Itaú Corpbanca, adequate risk management in all areas and, in particular, with regard to credit risk is one of the fundamental pillars for managing the Bank's portfolio, ensuring that it maintains an adequate risk / return ratio. Both the credit risk originated from portfolio loans and contingent loans are managed as described.

The Credit Managements have autonomy vis-à-vis the business areas and their size and organization are in accordance with the demands demanded by the size of the portfolio, as well as the complexity of the operations.

For the management, administration and monitoring of credit risk, each Credit Risk Management uses tools and methodologies that are in accordance with the segments they address. These allow an appropriate control of the risk, according to the size and complexity of the operations carried out by the Bank.

The Bank has a structure of Credit Committees associated with the Debtor's Risk Rating and with attributions based mostly on the committees in which Risk Managers participate. On certain amounts, a concurrence of Bank Directors is required

These committees define the levels of individual and group exposure to clients, as well as the mitigating conditions such as guarantees, credit agreements or others. As part of the policies it is defined that all customers must be analyzed at least once a year, when the line is renewed (situation that occurs first), or by activation of any alert.

b.1.1) Individual portfolio risk assessment

The Bank’s risk management tool divides its portfolio into the following categories:

●	Normal Risk Portfolio
●	Substandard Portfolio
●	Default Portfolio

Normal Risk Portfolio

This includes debtors with payment capacity to comply normally with their obligations and commitments whose economic and financial situation shows no signs that this may change.

They are evaluated using a general parametric model with three qualitative factors industry, shareholders and access to credit and three quantitative financial position parameters, which are weighted based on the Bank's total sales.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	179

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 36 – Risk Management, continued

Substandard Portfolio

It includes debtors with financial difficulties that significantly affect their payment capacity and about which there are reasonable doubts regarding repayment of all principal and interest in the contractually agreedupon terms, showing little room to meet its financial obligations in the short term. Among other customers, this portfolio includes debtors with recent balances between 30 and 90 days past due that can be attributed to the company's performance.

They are evaluated using a default parametric model that includes payment behavior and also considers the impact of negative results (losses).

Non-compliant Portfolio

This portfolio is made up of debtors managed by the Normalization Area and that come from clients with individual classification in default and all the clients that present some expired transaction originated by problems in their capacity to pay, regardless of their rating.

Monthly, the Asset Control and Classification Area checks that this provision is complied with.

Contingent Commitments

The Bank operates with diverse instruments that, although they are exposed to credit risk, are not reflected in the balance sheet. These include co-signatures and guarantees, documentary letters of credit, performance and bid bonds and commitments to grant loans, among others.

Co-signatures and guarantees represent an irrevocable payment obligation.  In the event that a customer with a co-signer does not fulfill its obligations with third parties guaranteed by the Bank, this will affect the corresponding payments so that these transactions represent the same exposure to credit risk as a common loan.

Documentary letters of credit are commitments documented by the Bank on behalf of a customer that are guaranteed by merchandise on board, which therefore have less risk than direct indebtedness.  Performance and bid bonds are contingent commitments that take effect only if the customer does not comply with a commitment made with a third party, guaranteed by them.

b.1.2) Risk assessment group portfolio

To determine the provisions, group evaluations require the formation of groups of credits with homogeneous characteristics in terms of type of debtors and agreed conditions, in order to establish, by means of technically based estimates and following prudential criteria, both the payment behavior of the group in question as the recoveries of their unfulfilled credits.

The non-performing portfolio includes all placements and 100% of the amount of the contingent loans of debtors who, at the end of a month, have any of the following conditions:

(i)	Arrears equal to or greater than 90 days in the payment of interest or principal of any loans;
(ii)	They are granted a loan to leave an operation that had more than 60 days of delay in its payment and;
(iii)	It has been subject to forced restructuring or partial debt cancellation.

All other credits that do not meet the definitions indicated above for the group portfolio are considered part of the normal portfolio.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	180

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 36 – Risk Management, continued

b.1.3) Financial instruments

The Bank, for this type of asset, measures the probability of uncollectibility to issuers using internal ratings and, when they are available, external such as independent risk evaluators of the Bank.

Maximum exposure to credit risk

Following is the distribution by financial asset of the maximum exposure to the Bank's credit risk as of December 31, 2020 and 2019, for the different components of the balance sheet, including derivatives, without deducting the collateral or other credit enhancements received.

		As of December 31,
Maximum exposure	Notes	2020	2019
		MCh$	MCh$
Interbank loans	9	7,115	56,205
Loans and accounts receivable from customers	10	21,685,269	22,373,638
Financial derivative contracts (*)	8	3,674,129	3,038,303
Investments under resale agreements	7	105,580	75,975
Available for sale investments	11	3,964,720	3,593,204
Held to maturity investments	11	111,643	115,682
Other assets	17	602,769	783,447
Contingent loans	23	5,349,811	5,895,139
Totals		35,501,036	35,931,593

(*) Consider the guarantees received under agreements to constitute collateral.

For more details of the maximum exposure to credit and concentration risk for each type of financial instrument, refer to the specific Notes of the Consolidated Financial Statements.

The following is the concentration of credit risk by industry of financial assets:

		As of December 31, 2020			As of December 31, 2019
	Notes	Maximum exposure gross	Maximum exposure net	Concentration gross	Maximum exposure gross	Maximum exposure net	Concentration gross
		MCh$	MCh$	%	MCh$	MCh$	%
Manufacture		1,061,166	1,004,437	4.69%	1,099,739	1,039,545	4.75%
Mining		534,989	465,405	2.37%	551,615	480,239	2.38%
Electricity, gas and water		1,099,845	863,573	4.87%	1,125,541	991,598	4.86%
Agriculture and livestock		494,754	470,250	2.19%	483,943	456,840	2.09%
Forest		56,022	54,607	0.25%	53,328	51,978	0.23%
Fishing		35,734	30,882	0.16%	46,902	46,093	0.20%
Transport		587,013	527,557	2.59%	559,271	511,450	2.41%
Telecommunications		56,165	53,659	0.25%	34,926	33,794	0.15%
Construction		1,837,683	1,799,216	8.14%	2,106,829	2,081,213	9.10%
Trade		2,211,152	2,099,734	9.79%	2,129,179	2,024,056	9.20%
Services		3,601,051	3,527,342	15.94%	3,944,571	3,916,553	17.04%
Others		3,252,320	3,237,323	14.40%	3,343,942	3,314,628	14.44%
Commercial loans	10.b	14,827,894	14,133,985	65.64%	15,479,786	14,947,987	66.85%
Mortgage loans	10.b	5,267,924	5,225,837	23.32%	4,876,041	4,830,748	21.06%
Consumer loans	10.b	2,493,253	2,325,447	11.04%	2,798,229	2,594,903	12.09%
Totals		22,589,071	21,685,269	100%	23,154,056	22,373,638	100%

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	181

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 36 – Risk Management, continued

b.1.4) Guaranties

In order to mitigate credit risk, guarantees have been established in the Bank’s favor. The main guarantees provided by customers are detailed as follows:

For loans to individuals, the main guarantees are:	For loans to companies, the main guarantees are:
- Machinery and/or equipment	- Urban plots or land
- Buildings for specific purposes under construction
- Agricultural land
- Maritime ships and aircrafts
- Mining infrastructure
- Inventory
- Agricultural assets
- Industrial assets
- Biological assets
Other warranties

The guarantees taken by the Bank to ensure the collection of the rights reflected in its portfolio of loans corresponding to real guarantees of the mortgage type and pledges.

b.1.5) Credit quality of loans by loan portfolio

Credit quality is described in accordance with the Compendium of Accounting Standards issued by the CMF.

A detail by credit risk category is presented below:

	As of December 31, 2020			As of December 31, 2019
	Individually	% over total		Coverage	Individually	% over total		Coverage
Categories	assessed	portfolio	Allowance	ratio	assessed	portfolio	Allowance	ratio
	MCh$	%	MCh$	%	MCh$	%	MCh$	%
A1	163,981	0.73%	59	0.04%	111,490	0.48%	40	0.04%
A2	514,946	2.28%	237	0.05%	657,039	2.84%	358	0.05%
A3	2,182,085	9.66%	3,708	0.17%	3,370,264	14.55%	4,742	0.14%
A4	4,223,518	18.70%	35,304	0.84%	4,635,425	20.02%	36,473	0.79%
A5	2,952,521	13.07%	60,288	2.04%	2,978,849	12.86%	61,587	2.07%
A6	920,044	4.07%	35,739	3.88%	618,793	2.67%	15,461	2.50%
Normal risk portfolio	10,957,095	48.51%	135,335	1.24%	12,371,860	53.42%	118,661	0.96%
B1	431,934	1.91%	9,868	2.28%	216,493	0.93%	7,249	3.35%
B2	161,455	0.71%	11,899	7.37%	91,612	0.40%	7,309	7.98%
B3	163,779	0.73%	14,573	8.90%	43,672	0.19%	6,696	15.33%
B4	208,409	0.92%	50,590	24.27%	245,773	1.06%	58,553	23.82%
Substandard portfolio	965,577	4.27%	86,930	9.00%	597,550	2.58%	79,807	13.36%
C1	98,267	0.44%	1,966	2.00%	125,258	0.54%	2,505	2.00%
C2	64,065	0.28%	6,407	10.00%	32,658	0.14%	3,266	10.00%
C3	166,851	0.74%	41,712	25.00%	60,370	0.26%	15,093	25.00%
C4	186,406	0.83%	74,562	40.00%	68,805	0.30%	27,522	40.00%
C5	129,078	0.57%	84,403	65.39%	154,075	0.67%	100,148	65.00%
C6	189,123	0.84%	172,051	90.97%	107,979	0.47%	97,182	90.00%
Non-compliant portfolio	833,790	3.69%	381,101	45.71%	549,145	2.38%	245,716	44.75%
Subtotals	12,756,462	56.47%	603,366	4.73%	13,518,555	58.38%	444,184	3.29%

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	182

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 36 – Risk Management, continued

	As of December 31, 2020				As of December 31, 2019
		% over total		Coverage		% over total		Coverage
Categories	Group	portfolio	Allowance	ratio	Group	portfolio	Allowance	ratio
	MCh$	%	MCh$	%	MCh$	%	MCh$	%
Normal risk portfolio	1,846,763	8.18%	32,656	1.77%	1,737,978	7.51%	29,672	1.71%
Non-compliant portfolio	224,669	0.99%	57,887	25.77%	223,253	0.96%	57,944	25.95%
Commercial portfolio	2,071,432	9.17%	90,543	4.37%	1,961,231	8.47%	87,616	4.47%
Normal risk portfolio	5,035,914	22.29%	17,096	0.34%	4,644,274	20.06%	18,798	0.40%
Non-compliant portfolio	232,010	1.03%	24,991	10.77%	231,767	1.00%	26,494	11.43%
Mortgage portfolio	5,267,924	23.32%	42,087	0.80%	4,876,041	21.06%	45,292	0.93%
Normal risk portfolio	2,327,922	10.31%	77,431	3.33%	2,623,064	11.33%	97,319	3.71%
Non-compliant portfolio	165,331	0.73%	90,375	54.66%	175,165	0.76%	106,007	60.52%
Consumer portfolio	2,493,253	11.04%	167,806	6.73%	2,798,229	12.09%	203,326	7.27%
Total portfolio	22,589,071	100.00%	903,802	4.00%	23,154,056	100%	780,418	3.37%

Below an overdue analysis is disclosed for each type of asset:

	As Of December 31, 2020
	Less than 30 days	Between 30 and 89 days	More than 90 days	Total overdue debt
	MCh$	MCh$	MCh$	MCh$
Interbank loans	—	—	—	—
Loans and accounts receivable from customers
Commercial loans	195,865	260,792	381,611	838,268
Mortgage loans	87,946	37,084	77,175	202,205
Consumer loans	78,573	50,275	45,096	173,944
Financial instruments	—	—	—	—
Totals	362,384	348,151	503,882	1,214,417

	As Of December 31, 2019
	Less than 30 days	Between 30 and 89 days	More than 90 days	Total overdue debt
	MCh$	MCh$	MCh$	MCh$
Interbank loans	—	—	—	—
Loans and accounts receivable from customers
Commercial loans	542,648	134,505	490,641	1,167,794
Mortgage loans	166,105	88,072	102,650	356,827
Consumer loans	152,507	73,347	60,373	286,227
Financial instruments	—	—	—	—
Totals	861,260	295,924	653,664	1,810,848

This information includes obligations with interest and indexation accrued as agreed and excludes penalty interest for default. Consequently, they do not consider the values of the mentioned assets but rather the debts due, which excludes those obligations for transferred assets that have not been derecognized for financial or accounting reasons and of which the bank or its subsidiaries are not creditors, and includes those obligations for acquired loan titles that are calculated as financing for the transferor in the Statement of Financial Position.

B.2)Financial Risk

Definition and principles of financial risk management

The Bank defines this risk as the possibility of an event having unexpected financial consequences on the institution. Although this definition involves a strong adversity component, it also involves an important opportunity component. Therefore, the purpose of financial risk management is not to eliminate this risk, but rather to limit its exposure to negative events in line with the risk appetite of the Bank's shareholders and the regulations that govern the institution. The main financial risks to which the Bank is exposed are: Market Risk, Liquidity Risk and Counterparty Risk.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	183

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 36 – Risk Management, continued

B.2.1) Market Risk

Market Risk is the exposure to economic gains or losses caused by movements in prices and market variables. This risk stems from the activities of the Trading and Banking Books. In the first case, it comes from activities intended to obtain short-term gains and from the intensive use of fair value instruments. In the second case, with a more long-term vision, it stems from commercial activities with products valued at amortized cost.

The following section describes the main market risk factors to which the Bank and its subsidiaries are exposed:

B.2.1.1) Currency Risk

Currency risk is the exposure to adverse movements in the exchange rates of currencies other than their base currency (CLP in the case of operations in Chile and COP in the case of operations in Colombia) for all those positions inside and outside of balance. The main sources of exchange risk are:

●	Positions in foreign currency (MX) within the attributions of the Trading Book.
●	Currency mismatches between the assets and liabilities of the Banking Book.
●	Currency flow mismatches.
●	Structural positions, generated by consolidating our financial statements, assets and liabilities denominated in currencies other than the Chilean peso registered in our branches and subsidiaries abroad.

The foregoing means that movements in exchange rates can generate volatility in both the result and the Bank's equity. This effect is known as "translation risk".

B.2.1.2) Inflation and other indexes adjustments Risk

The risk of readjustment is the exposure due to changes in the units or indexes of readjustment (such as UF, UVR or others) defined in national or foreign currency, in which some of the instruments, contracts or other operations registered in the balance with such characteristics

B.2.1.3) Interest Rate Risk

Interest Rate Risk is the exposure to movements in market interest rates. Changes in market interest rates can affect both the price of instruments recorded at fair value and the financial margin and other gains from the Banking Book such as fees. Fluctuations in interest rates also affect the Bank's economic value.

Interest rate risk can be represented by sensitivities to parallel and/or non-parallel yield shifts with the effects reflected in the prices of instruments, the financial margin, equity and economic value.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	184

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 36– Risk Management, continued

The measurement of the structural interest rate risk is carried out through the representation by risk factor of the cash flows expressed in fair value, assigned on the dates of re-pricing and by currency. This methodology facilitates the detection of concentrations of interest risk in the different terms. All the balance sheet and off balance sheet items are unbundled in their flows and placed at the re-pricing/maturity. In the case of those accounts that do not have a contractual maturity, an internal model of analysis and estimation of their durations and sensitivities is used.

The following are the Banking Book items (products valued at amortized cost and instruments available for sale and derivatives valued at fair value) for the most relevant currencies in which the Bank trades at the end of the years ended December 31, 2020 and 2019:

	As of December 31, 2020
	Up to	1 to 3	3 months	1 to 3	More than
Positions	1 month	months	to 1 year	years	3 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	9,817,266	2,565,202	5,585,956	5,174,445	9,793,262	32,936,131
CLP	4,885,891	845,251	2,289,124	2,252,567	1,918,038	12,190,871
CLF	539,004	502,506	1,683,797	1,586,457	6,989,721	11,301,485
USD	2,523,089	571,066	885,045	123,608	201,009	4,303,817
COP	1,869,282	646,379	727,990	1,211,813	684,494	5,139,958
Liabilities	(15,149,162)	(2,808,356)	(4,363,629)	(1,818,488)	(7,983,018)	(32,122,653)
CLP	(10,169,966)	(1,637,063)	(2,477,283)	(661,668)	(1,950,514)	(16,896,494)
CLF	(223,471)	(14,789)	(284,994)	(768,465)	(5,616,883)	(6,908,602)
USD	(2,152,414)	(884,847)	(939,496)	(3,590)	—	(3,980,347)
COP	(2,603,311)	(271,657)	(661,856)	(384,765)	(415,621)	(4,337,210)
Derivative	(149,153)	(133,655)	(133,194)	(376,852)	949,461	156,607
CLP	830,637	1,429,392	516,336	272,765	24,985	3,074,115
CLF	(1,263,538)	(795,275)	(662,416)	(444,847)	1,001,038	(2,165,038)
USD	103,599	(24,269)	87,848	(24,433)	(12,182)	130,563
COP	180,149	(743,503)	(74,962)	(180,337)	(64,380)	(883,033)

	As of December 31, 2019
	Up to	1 to 3	3 months	1 to 3	More than
Positions	1 month	months	to 1 year	years	3 years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	15,718,342	5,631,115	9,384,357	8,943,449	12,031,089	51,708,352
CLP	3,507,091	965,331	2,382,124	1,924,539	1,365,975	10,145,060
CLF	536,885	595,857	1,670,189	2,172,579	6,662,306	11,637,816
USD	2,038,658	911,154	1,892,712	88,532	125,788	5,056,844
COP	9,635,708	3,158,773	3,439,332	4,757,799	3,877,030	24,868,642
Liabilities	(20,036,030)	(5,142,757)	(10,375,645)	(3,733,426)	(7,301,728)	(46,589,586)
CLP	(8,633,088)	(2,251,174)	(3,200,762)	(632,972)	(215,000)	(14,932,996)
CLF	(432,799)	(47,785)	(655,079)	(752,948)	(5,426,561)	(7,315,172)
USD	(1,305,440)	(1,418,654)	(3,610,341)	(69,784)	—	(6,404,219)
COP	(9,664,703)	(1,425,144)	(2,909,463)	(2,277,722)	(1,660,167)	(17,937,199)
Derivative	1,881,267	(1,765,659)	(205,036)	(425,285)	540,733	26,020
CLP	988,919	1,140,587	900,023	664,608	(407,679)	3,286,458
CLF	(936,785)	(814,209)	(485,247)	(904,781)	910,135	(2,230,887)
USD	787,971	524,265	806,558	77,221	15,380	2,211,395
COP	1,041,162	(2,616,302)	(1,426,370)	(262,333)	22,897	(3,240,946)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	185

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 36– Risk Management, continued

The expositions presented above correspond to the present values resulting from:

●	Model contract flows according to their behaviors that affect market risk exposure. Example: prepayment, renewal, etc.
●	Discount the flows of the items recorded to accrual at a rate that represents the opportunity cost of the liability/ asset.
●	Discount the flows of items accounted to the market at the market rate.

B.2.1.4) Volatility Risk

In addition to the exposure related to the underlying asset, issuing options has other risks. These risks arise from the non-linear relationship between the gain generated by the option and the price and level of the underlying factors, as well as exposure to changes in the price volatility of the underlying asset.

B.2.2) Liquidity Risk

Liquidity Risk is the exposure of the Bank's and its subsidiaries to events that affect their ability to meet, in a timely manner and at reasonable costs, cash payment obligations arising from maturities of time deposits that are not renewed, withdrawals from demand accounts, maturities or settlements of derivatives, liquidations of investments or any other payment obligation.

Financial institutions are exposed to funding liquidity risk that is intrinsic to the role of intermediary that they play in the economy. In general, in financial markets demand for medium or long-term financing is usually much greater than the supply of funds for those terms while short-term financing is in considerable supply. In this sense, the role of intermediary played by financial institutions, which assume the risk of satisfying the demand for medium and long-term financing by brokering short-term available funds, is essential for the economy to function properly.

Appropriately managing funding liquidity risk not only allows contractual obligations to be met in a timely manner, but also enables:

●	The liquidation of positions, when it so decides, to occur without significant losses.
●	The commercial and treasury activities of the Bank and its subsidiaries to be financed at competitive rates.
●	The Bank to avoid fines or regulatory penalties for not complying with regulations.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	186

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 36– Risk Management, continued

Normative Measurement of Contractual Liquidity GAP

According to chapter 12-20 of the RAN, all the items on and off the balance sheet that contribute cash flows are analyzed. The consolidated non-discounted contractual cash flows of financial assets and liabilities of the Bank as of December 31, 2020 and 2019:

	As of December 31, 2020
	Up to 1	1 to 3	3 to 6	6 months to 1	1 to 3	3 to 5	More than 5
	month	months	months	year	years	years	years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	7,853,977	1,865,203	2,064,325	2,165,434	6,585,579	5,404,123	8,427,539	34,366,180
Cash	2,944,906	—	—	—	—	—	—	2,944,906
Financial instruments recorded at market value	2,710,090	132,637	166,319	47,348	620,662	179,215	72,984	3,929,255
Loans to local banks without credit lines	14,021	40,648	20,577	23,369	—	—	—	98,615
Credit lines granted to local banks	1,060,762	1,500,138	1,541,130	1,394,347	3,650,372	3,456,582	3,338,541	15,941,872
Commercial loans without credit lines	(37,094)	—	—	—	—	—	—	(37,094)
Commercial credit lines and overdrafts	52,522	124,295	196,045	345,728	1,005,486	544,448	221,770	2,490,294
Consumer loans without credit lines	(66,702)	—	—	—	—	—	—	(66,702)
Consumer credit lines and overdrafts	71,013	77,691	84,836	230,582	914,108	854,341	4,655,995	6,888,566
Residential mortgage loans	352,299	—	27,972	57,051	16	319,235	1,829	758,402
Other transactions or commitments without credit lines	745,736	4,995	195	—	377,022	—	—	1,127,948
Derivative contracts	6,424	(15,201)	27,251	67,009	17,913	50,302	136,420	290,118
Liabilities	(14,834,148)	(2,840,448)	(2,489,871)	(1,897,454)	(2,147,037)	(3,269,878)	(4,467,535)	(31,946,371)
Checking accounts and demand deposits	(7,101,902)	—	—	—	—	—	—	(7,101,902)
Term savings accounts - unconditional withdrawal	(19,403)	—	—	—	—	—	—	(19,403)
Obligations with the Chilean Central Bank without credit lines	(636,894)	(1,101)	—	—	—	—	—	(637,995)
Credit lines obtained from the Central Bank of Chile	—	—	—	—	(418,140)	(1,843,405)	—	(2,261,545)
Deposits and time deposits	(4,612,696)	(2,441,779)	(2,184,091)	(1,173,416)	(660,888)	(98,316)	(658,778)	(11,829,964)
Foreign borrowings without credit lines	(561,978)	(375,610)	(241,040)	(377,311)	(23,861)	—	—	(1,579,800)
Foreign loans without credit lines	(120)	—	—	—	—	—	—	(120)
Letter of credit obligations	(1,305)	(364)	(1,567)	(3,294)	(12,132)	(9,208)	(6,325)	(34,195)
Bonds payable	(938,590)	(17,783)	(57,672)	(332,658)	(961,623)	(1,289,654)	(3,776,161)	(7,374,141)
Other credit lines obtained	(961,260)	(3,811)	(5,501)	(10,775)	(70,393)	(29,295)	(26,271)	(1,107,306)
Net	(6,980,171)	(975,245)	(425,546)	267,980	4,438,542	2,134,245	3,960,004	2,419,809

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	187

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 36– Risk Management, continued

	As of December 31, 2019
	Up to 1	1 to 3	3 to 6	6 months to 1	1 to 3	3 to 5	More than 5
	month	months	months	year	years	years	years	Totals
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets	7,290,597	2,513,201	2,329,329	2,269,276	6,174,755	3,642,796	8,876,481	33,096,435
Cash	840,950	—	—	—	—	—	—	840,950
Financial instruments recorded at market value	2,988,831	16,339	1,009	21,989	34,114	4,797	39,752	3,106,831
Loans to local banks without credit lines	73,871	—	—	—	—	—	—	73,871
Credit lines granted to local banks	1,351,426	1,837,226	1,768,810	1,711,296	3,862,542	2,202,170	4,077,052	16,810,522
Commercial loans without credit lines	133,856	—	—	—	(4)	—	—	133,852
Commercial credit lines and overdrafts	460,594	134,413	209,720	351,216	1,074,368	613,673	156,218	3,000,202
Consumer loans without credit lines	278,985	—	—	—	—	—	—	278,985
Consumer credit lines and overdrafts	36,184	72,739	109,834	219,880	863,034	809,263	4,490,805	6,601,739
Residential mortgage loans	228,588	432,020	99,920	23,239	19	12	—	783,798
Other transactions or commitments without credit lines	973,966	6,489	125,128	—	248,169	—	—	1,353,752
Derivative contracts	(76,654)	13,975	14,908	(58,344)	92,513	12,881	112,654	111,933
Liabilities	(10,209,490)	(3,277,951)	(3,007,364)	(3,804,062)	(2,201,789)	(1,525,066)	(5,089,316)	(29,115,038)
Checking accounts and demand deposits	(4,718,777)	—	—	—	—	—	—	(4,718,777)
Term savings accounts - unconditional withdrawal	(20,016)	—	—	—	—	—	—	(20,016)
Term savings accounts - deferred withdrawal	(164,524)	(396,408)	—	—	—	—	—	(560,932)
Obligations with the Chilean Central Bank without credit lines	(3,969,193)	(2,489,593)	(1,984,846)	(2,051,001)	(832,938)	(89,695)	(703,836)	(12,121,102)
Deposits and time deposits	(232,236)	(360,526)	(784,211)	(1,133,943)	(82,368)	(96,272)	(44,589)	(2,734,145)
Foreign borrowings without credit lines	(47,728)	—	—	—	—	—	—	(47,728)
Letter of credit obligations	(1,467)	(327)	(1,679)	(3,314)	(11,501)	(9,366)	(10,265)	(37,919)
Bonds payable	(53,876)	(31,097)	(236,628)	(615,804)	(1,214,851)	(1,329,733)	(4,330,626)	(7,812,615)
Other obligations or payment commitments without credit lines	(1,001,673)	—	—	—	(60,131)	—	—	(1,061,804)
Net	(2,918,893)	(764,750)	(678,035)	(1,534,786)	3,972,966	2,117,730	3,787,165	3,981,397

The grouping corresponds to the regulatory categories, which bring together financial ítems with similar characteristics from the point of view of liquidity risk.

B.3 Financial Risk Management

Continuous and interconnected process that originates in the first instance with the identification of the risks to which the Institution is exposed, in order to then quantify the potential impact as a result of said exposure and to limit it to the level desired by the Bank. The above implies an active monitoring of the risks, studying their temporal evolution. The risk management process can be subdivided into the following stages:

B.3.1) Identification of Financial Risks

The Financial Risk Management has a high-level technical team that constantly monitors the activities of the bank transfer and its subsidiaries in search of potential unquantified and controlled risks. In addition, the Bank Treasury as the first line of defense also plays a fundamental role in the detection of risks. Itaú Corpbanca provides a structure that facilitates this risk identification role by maintaining independence in its tasks and ensuring the active participation of management in the creation / modification of products. After a risk is identified, it is quantified to see the potential impact on the creation of value of the Institution.

B.3.2) Quantification and Control of Exposure to Financial Risk

Once the risk has been identified, the Financial Risk Management is in charge of mapping it into the appropriate metrics for its quantification. The way to measure the exposure is the knowledge of top management and the Board of Directors from which the appetite for risk desired for the Institution and the different openings thereof (business unit, manager, risk factor, area, etc.) always taking into account not to transgress the current norms. The process of establishing limits is the instrument used to establish the assets available to each activity. The determination of limits is conceived as a dynamic process that responds to the level of risk considered acceptable by top management.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	188

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 36 – Risk Management, continued

The Financial Risk Management requests and proposes a framework of limits and warnings, quantitative and qualitative that affect the liquidity and market risk; this request must be authorized by the ALCO and the Board of Directors. In addition, it carries out periodic measurements of the risk incurred, develops tools and valuation models, conducts periodic stress analysis, measures the degree of concentration with inter-bank counterparts, draws up the policy and procedures manual, as well as the monitoring of authorized limits and alerts, which are reviewed at least annually.

The structure of limits requires carrying out a process that takes into account, among others, the following aspects:

●	Identify and delimit efficiently and comprehensively the financial risks incurred, so that they are consistent with the management of the business and with the defined strategy.
●	Quantify and communicate to the business areas the levels and the risk profile that Top management considers acceptable, in order to avoid incurring unwanted risks.
●	Give flexibility to the business areas in the taking of financial risks in an efficient and timely manner according to changes in the market and in business strategies, always within the levels of risk that are considered acceptable by the entity.
●	Allowing business generators to take prudent but sufficient risks to achieve the budgeted results.
●	Delimit the range of products and underlying assets in which each Treasury unit can operate, taking into account characteristics such as the model, valuation systems and the liquidity of the instruments involved, among others.

The metrics, by type of risk, used to quantify the exposures or demonstrate a materialization of the same are detailed below:

Metrics and limits of Market Risk

According to the complexity and relevance of the portfolios managed by Itaú Corpbanca, different instruments have been established to control market risks, according to the characteristics of the financial products of the Trading Book and Banking Book. The following are the normative and internal metrics used for the monitoring and control of market risk:

Normative Risk Measures for the Negotiation Book and Banking Book

The Bank measures regulatory exposure in line with the standardized methodology set forth by the Central Bank of Chile (Chapter III-B-2.2 "Standards on the measurement and control of market risks of banking companies" of the Compendium of Financial Regulations) and complemented by the Superintendency of Banks and Financial Institutions (Chapter 12-21 "Norms on measurement and control of market risks"), which corresponds to a risk measure based on the standard methodology of the Basel Committee, which look for quantify exposure to market risks for the Negotiation Book and the Banking Book.

The normative measurement of the market risk of the Trading Book allows estimating the potential loss that the Bank could face from fluctuations standardized by the regulator. The regulatory limit corresponds to the sum of this risk (also called Market Risk Exposure or MRE) and 10% of the Weighted Assets for Credit Risk; Said sum may in no case be greater than once the effective Equity of the Bank.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	189

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 36 – Risk Management, continued

The Bank, must permanently observe these limits and the data in turn to the CMF on the positions in the risk and compliance with said limits (regulatory report C41). It must also inform the Superintendency monthly about the positions in the consolidated risk with the subsidiaries and foreign branches (regulatory report C43).

The consumption of regulatory limit of market risk, specifically for the Trading Book as of December 31, 2020 and 2019, is presented below:

Limit consumption	As of December 31,
	2020	2019
Market risk exposure (MRE)	83.34%	80.10%

The regulatory risk measurement for the Banking Book (C40 regulatory report) is used to estimate the Bank's potential losses from standardized adverse movements in interest and exchange rates. It is important to specify that for regulatory reporting purposes, the Trading Book includes the interest rate risk of derivatives managed in the Banking Book.

The standardized regulatory report for the Banking Book (C40 regulatory report) is used to estimate the Bank's potential economic losses from standardized adverse movements in interest rates defined by the regulator. Currently, limits for short-term exposure (STE) to interest rate and indexation risk in the Banking Book must not exceed 35% of annual operating income (LTM moving period) and long-term limit consumption (LTE) must be less than 20% of the Bank's regulatory capital.

The following table details regulatory limit consumption for market risk, specifically for the Banking Book as of December 31, 2020 and 2019:

Limit consumption	As of December 31,
	2020	2019
Short-term exposure to interest rate risk	62.99%	48.92%
Long-term exposure to interest rate risk	63.86%	57.82%

Value at Risk (VaR)

●	Calculation of Historical Value at Risk (Non-parametric). This measurement provides the maximum potential economic loss at a certain confidence level and a given time horizon. Historical VaR, as opposed to Statistical or Parametric VaR, is based on the observed distribution of past returns, does not need to make assumptions of probability distributions (frequently normal distribution) and, therefore, does not need a mean (assumed 0), standard deviation and correlations across returns (parameters). The Bank's uses a 99% confidence level and a time horizon of 1 day.

●	Calculation of Volatility-Adjusted Historical Value at Risk (Non-parametric). This measurement is based on the above and the profit and loss vector is adjusted according to whether it is facing a period of greater or less volatility.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	190

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 36 – Risk Management, continued

The Board of Directors and senior management define the limits on the Value at Risk, which is monitored on a daily basis. In turn, the measurement is subjected to retrospective tests that allow verifying that the losses actually incurred do not exceed the VaR, more than once every 100 days. The result is monitored daily to test the validity of the assumptions, hypotheses and the adequacy of the parameters and risk factors used in the calculation of the VAR.

The Bank in turn calculates VaR for sub/portfolios and risk factors, which allows it to quickly detect pockets of risk. Since VaR does not consider stress scenarios, it is complemented by stress testing. Specifically, the Bank uses metrics that take into account prospective, historical and standardized scenarios.

Although the Value at Risk model is one of the models most frequently used by the local financial industry, like any model it has limitations that must be considered:

●	It does not take into account the expected loss in the event that the portfolio return is above the confidence level defined in the VaR. In other words, in the Bank's case it does not reflect what happens in the 1% of the tail. This is mitigated with the stress measures detailed below.
●	It does not consider intraday results, but only reflects the potential loss given current positions.
●	It does not take into account potential changes in the dynamics of movements in market variables (i.e. potential changes in the matrix of variance and covariance).

Sensitivity Measurements

The Bank uses stress testing as a sensitivity analysis tool in order to control financial risk. This measurement is performed separately for the Trading and Banking Books.

Sensitivity is estimated using the DV01 indicator, which is a measure of sensitivity of portfolio results if the zero coupon interest rate of the risk factor increases by 1 basis point (0.01%) for different maturities and in annualized terms.  Although the use of DV01 to estimate potential impacts on the economic, book and equity value is easy to understand and implement, it excludes both correlations among risk factors and secondorder effects.

In accordance with IFRS 7, the following table presents an estimate of the likely, but reasonable impact of fluctuations in interest rates, exchange rates and implicit volatilities (market factors) that would impact the Trading and Banking Book.

The fluctuations in market factors correspond to highly probable scenarios chosen from among a set of scenarios agreed upon based on the opinions of specialists in economics and financial risk and operators. In order to estimate sensitivity, sensitivity (DV01) and the reasonably likely scenarios must be multiplied by market factor.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	191

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 36 – Risk Management, continued

Interest rate scenarios - Chile (basis points – 0.01%)

	Scenarios for impacts on P&L						Scenarios for impacts on AFS
Tenor	Chamber	Government	Chamber	Government			Chamber	Government	Chamber	Government
	CLP	CLP	CLF	CLF	Curve USD	Curve MX	CLP	CLP	CLF	CLF	Curve USD	Curve MX
1 day	(39)	39	87	162	(51)	51	39	39	(87)	162	51	(51)
3 months	(39)	39	87	162	(51)	51	39	39	(87)	162	51	(51)
6 months	(39)	39	87	162	(51)	51	39	39	(87)	162	51	(51)
9 months	(36)	42	87	159	(67)	67	36	42	(87)	159	67	(67)
1 year	(33)	46	93	155	(86)	86	33	46	(93)	155	86	(86)
2 years	(37)	39	70	93	(101)	101	37	39	(70)	93	101	(101)
3 years	(47)	52	68	88	(103)	103	47	52	(68)	88	103	(103)
4 years	(57)	65	68	83	(105)	105	57	65	(68)	83	105	(105)
5 years	(67)	77	67	79	(106)	106	67	77	(67)	79	106	(106)
7 years	(65)	66	74	81	(103)	103	65	66	(74)	81	103	(103)
10 years	(63)	50	83	85	(98)	98	63	50	(83)	85	98	(98)
20 years	(63)	50	80	81	(115)	115	63	50	(80)	81	115	(115)

	Scenarios for impacts on AFS
Tenor	Chamber CLP	Chamber CLF	Curve USD	Curve MX
1 day	39	87	51	51
3 months	39	87	51	51
6 months	39	87	51	51
9 months	36	87	67	67
1 year	33	93	86	86

Exchange rate scenarios Chile

Exchange rate	Scenario impact P&L	Scenario impact AFS	Scenario impact accrual book
	%	%	%
USD - CLP	(10.86)%	(10.86)%	(10.86)%
USD - COP	10.42%	10.42%	10.42%

Interest rate scenarios - Colombia (basis points – 0.01%)

	Scenarios for impacts on P&L			Scenarios for impacts on AFS
Tenor	Government			Government
	COP	Swap IBR	Curve USD	COP	Swap IBR	Curve USD
1 day	137	37	(13)	137	37	(13)
3 months	133	40	(6)	133	40	(6)
6 months	130	78	(10)	130	78	(10)
9 months	126	77	(10)	126	77	(10)
1 year	122	75	(9)	122	75	(9)
2 years	108	96	(14)	108	96	(14)
3 years	93	94	(21)	93	94	(21)
4 years	85	95	(19)	85	95	(19)
5 years	86	96	(17)	86	96	(17)
7 years	88	98	(20)	88	98	(20)
10 years	91	101	(25)	91	101	(25)
20 years	93	111	(41)	93	111	(41)

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	192

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 36 – Risk Management, continued

	Scenarios for impacts in accrual book
Tenor	Government	Curve
	COP	USD
1 day	37	13
1 months	79	14
3 months	40	17
6 months	78	19
9 months	77	27
1 year	75	35

Exchange rate scenarios Colombia

Exchange rate	Scenario impact P&L	Scenario impact AFS	Scenario impact accrual book
	%	%	%
USD - COP	(5.08)%	(5.08)%	(5.08)%

The following table presents the impact of movements or reasonably likely scenarios applied to positions in the Trading Book that affect P&L as of December 31, 2020 and 2019:

	As of December 31,
Potential impact on P&L	2020	2019
	MCh$	MCh$
CLP rate risk	(8,403)	(4,881)
Derivatives	(8,403)	(4,879)
Debt instruments	—	(2)
CLF rate risk	(8,488)	(5,130)
Derivatives	(8,488)	(5,130)
Debt instruments	—	—
COP rate risk	(3,104)	(1,200)
Derivatives	(2,508)	(1,086)
Debt instruments	(596)	(114)
UVR rate risk	(133)	(108)
Derivatives	3	(102)
Debt instruments	(136)	(6)
USD rate risk	(2,648)	(2,711)
Other currencies rate risk	(249)	(177)
Total rate risk	(23,025)	(14,207)
Exchange rate risk	(163)	(763)
Options risk	16	89
Total impact	(23,172)	(14,881)

It is important to note that the Option Risk includes the risks of volatility (Vega) and Gamma.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	193

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 36 – Risk Management, continued

The following table presents the impact on the margin of movements or reasonably likely scenarios on positions in the Accrual Book as of December 31, 2020 and 2019:

	As of December 31,
Potential impact on Accrual Book	2020	2019
Impact of base interest rate shock	(9,626)	(13,981)

The impact on the Banking Book does not necessarily mean a gain/loss but it does mean smaller/larger net income from the generation of funds (net funding income, which is the net interest from the accrual portfolio) for the next 12 months.

In line with the effects on P&L of positions accounted for at fair value and amortized cost, the changes in market factors because of reasonably possible movements in interest and exchange rates also generate impacts on equity accounts as a result of the potential change in market value of the portfolio of availablefor-sale instruments and the portfolios of cash flow and net foreign investment hedges, which are presented in the following table:

	Potencial impact on AFS
	As of December 31, 2020			As of December 31, 2019
Rate risk	DV01 + (1 bps)	Impact for interest rate		DV01 + (1 bps)	Impact for interest rate
	US$	ThUS$	MCh$	US$	ThUS$	MCh$
CLP	(707,409)	(40.13)	(28,609)	(377,765)	(31.16)	(23,334)
CLF	(201,548)	(23.15)	(16,505)	(221,758)	(49.07)	(36,744)
COP	35,889	(8.13)	(5,780)	(49,254)	(1.37)	(1,023)
UVR	(36,520)	(3.88)	(2,755)	(142,663)	(5.25)	(3,981)
USD	(42,030)	(4.36)	(3,107)	(2,353)	(0.14)	(105)
Others	11,624	(0.59)	(419)	888	(0.08)	(56)
Total rate risk	(939,994)	(80.24)	(57,175)	(792,905)	(87.07)	(65,243)

	Impact to change in prices
Exchange rate	As of December 31, 2020		As of December 31, 2019
	ThUS$	MCh$	ThUS$	MCh$
USD	(67.25)	(47,942)	(134.51)	(100,719)
COP	(63.65)	(45,380)	(146.36)	(109,591)
Total risk exchange rate	(130.90)	(93,322)	(280.87)	(210,310)
Total impact	(211.13)	(150,498)	(367.94)	(275,553)

The Bank uses accounting hedges to efficiently manage accounting asymmetries present in financial risk exposure.

The use of accounting hedges is subject to the limits defined by the Board of Directors, the definitions of the Assets and Liabilities Committee (ALCO) and the Hedging Policy.

The Treasury is responsible for designing and implementing the strategies and the Financial Risk Management is responsible for measuring and monitoring the effectiveness of the hedges, generating indicators of effectiveness that are constantly monitored. (For more detail on the accounting hedging strategies, review Note 8) Financial Derivatives Contracts and Hedge Accounting.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	194

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 36 – Risk Management, continued

B.4 LIBOR discontinuity (London Interbank Offered Rate)

The LIBOR has been the main reference to determine prices of financial instruments ranging from mortgages, loans, bond, derivatives, as well an input on the construction of discount rates and transfer prices. However, it has recently been challenged its reliability and methodological definition, prompting the UK's Financial Conduct Authority (FCA) to dictate in 2017 and propose the cesation of the LIBOR benchmart December 31, 2021 as the deadline for LIBOR.

By virtue of the foregoing, as of December 31, 2020, the bank has completed the diagnostic phase to determine the impact of transitioning to an alternative rate and is in the process of drawing up a plan for its implementation.

The following table details the exposure based on financial instruments subject to the reform of the reference interest rate, the following table presents the balances as of December 31, 2020:

Financial instruments based on libor
	Exposition
Nature of the games	Assets	Liabilities
	MCh$	MCh$
Non-derivative financial instruments	1,632,335	1,107,483
Credits and accounts receivable from customers	1,632,335	—
Interbank borrowings	—	1,107,483
Financial derivative contracts (1) (2)	12,988,222	9,228,125
Totals	14,620,557	10,335,608

(1) Correspond to the fair value of the operations.

(2) The total notional associated to derivative operations corresponds to MCh$32,966,228

Loans and accounts receivable from customers includes mainly loans to finance working capital, while Interbank borrowings item comprise mainly of COMEX operations. The derivative items are mainly composed of interest rate and currency swaps.

Additionally, based on the diagnosis, no risks have been identified that imply a modification in the risk management strategy implemented by the bank.

c)Operational Risk

The Bank and its subsidiaries define operational risk as the possibility of occurrence of losses resulting from failures, deficiencies or inadequacies in internal processes, people, and systems or external events, including in this definition the legal risk and excluding strategic risks and reputational. Operational risk is recognized as a manageable risk, for which it has defined a function in charge of this task within its corporate structure.

Operational risk management is executed, mainly, through the Operational Risk Management function. The Bank adopts a model of three lines of defense as the primary way to implement its operational risk management structure, internal controls and compliance, ensuring compliance with corporate guidelines

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	195

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 36 – Risk Management, continued

The defense lines are composed by; the business and support areas (first line of defense) responsible for managing the risks related to their processes; Operational Risk, Internal Controls, and Compliance (second line of defense) area in charge of supporting the first line of defense in relation to the fulfillment of its direct responsibilities; and Internal Audit function (third line of defense) responsible for verifying, independently and periodically, the adequacy of the risk identification and management processes and procedures, in accordance with the guidelines established in the Internal Audit Policy and submitting the results of its recommendations for improvement to the Audit Committee.

The risk management program contemplates that all relevant risk issues must be reported to the higher levels and to the Operational Risk Committee.

Our methodology consists in the evaluation of the risks and controls of a business from a broad perspective and includes a plan to monitor the effectiveness of such controls and the identification of eventual weaknesses. The main objectives of the Bank and its subsidiaries in terms of operational risk management are the following:

●	Identification, evaluation, information, management, and monitoring of the operational risk in connection with activities, products, and processes carried out or commercialized by the Bank and its subsidiaries;
●	Build a strong culture of operational risk management and internal controls, with clearly defined and adequately segregated responsibilities between business and support functions, whether these are internally developed or outsourced to third parties;
●	Generate effective internal reports in connection with issues related to operational risk management, with a clearly defined escalation protocol;
●	Control the design and application of effective plans to deal with contingencies that ensure business continuity and losses control.

Regarding training and awareness, the risk culture continues to be reinforced through face-to-face training in the field of operational risk, internal control, prevention of external and internal fraud, and the implementation of the annual "more security" program for all collaborators and induction programs for new employees.

Finally, it is worth mentioning that Sarbanes-Oxley methodologies (SOX) continue to be applied for their main products and processes, the application of this methodology is annually certified by an external consultant.

d)	Cybersecurity

The Bank collect, process personal and confidential information from its clients as an integral part of its banking process and the diverse services offered through internet and other digital channels. The secure transmission of information through the different digital channels is essential to maintain the trust of our customers in online services. The use of the internet and digital channels exposes the Bank to risks associated with Cybersecurity.

Cybersecurity is defined as the act protecting of digital assets, as well as the infrastructure that supports it, has the objective of preventing or mitigating the adverse effects of its inherent risks and threats, on information security and the continuity of the Bank's business.

Given the importance of cybersecurity and security of our clients' information, the Bank has stablished a Cybersecurity and Fraud Management, which reports directly to the Corporate Risk Manager.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	196

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 36 – Risk Management, continued

The Bank's Cybersecurity Management model is based on four (4) main processes:

1)	Security and Cybersecurity Governance: focused on risk management, regulatory framework, supplier cybersecurity management and; culture and awareness of Cybersecurity culture, for clients and collaborators.
2)	Information security: Responsible for the identification, classification, protection and authorization of access to information
3)	Systems security: Defining security architecture and adherence to cybersecurity guidelines in the technological environment.
4)	Cyber defence: Application of industry leading practices in security and assurance of technological equipment (Baseline), detection and remediation of vulnerabilities and detection and response to cybersecurity incidents; evaluation of the Bank's current cybersecurity controls and detection of cybersecurity breaches, evaluation of response to a crisis scenario through cybersecurity exercises and ethical hacking.

e)Shareholders’ equity requirements

The primary objectives of capital management are to ensure compliance with regulatory requirements and to maintain a solid risk rating and healthy capital ratios. During December 31, 2020 and 2019, the Bank has complied fully with all capital requirements.

In accordance with the General Banking Law, the Bank must maintain a minimum ratio of Regulatory Capital to Consolidated Risk-Weighted Assets of 8%, net of required provisions, and a minimum ratio of Core Capital to Total Consolidated Assets of 3%, net of required provisions. However, after the merger, the SBIF determined that the Bank's Regulatory Capital could not be less than 10% of its Risk-Weighted Assets. For this purpose, the Bank has applied the dispose in the Chapter 12-1 “Heritage for legal and regulatory purposes” of RAN.

Assets are weighted using risk categories, which are assigned a risk percentage based on the capital needed to back up each asset.  There are 5 risk categories (0%, 10%, 20%, 60% and 100%) and additionally an intermediate category with a risk weight ponderation of 2%. For example, cash, due from banks and financial instruments issued by the Chilean Central Bank have 0% risk, which means that, in accordance with current standards, no capital is required to back these assets.  Property, plant and equipment have 100% risk, which means that a minimum capital equivalent to 8% of the value of these assets is needed. In the case of Itaú, it uses 10%.

All derivative instruments traded off-market are taken into account to determine risk assets using conversion factors over notional values, thus calculating the value of the credit risk exposure (or "credit equivalent").  For weighting purposes, “credit equivalent” also considers contingent loans not recorded in the Consolidated Statement of Financial Position.

The shareholders' agreement established an “Optimal Regulatory Capital” with respect to Itaú Corpbanca Chile and Colombia, which must be, at any date, the higher of the 120% of the minimum regulatory capital ratio established by the respective legislation and the ratio of Regulatory capital of the 3 largest private banks in the respective country, multiplied by the consolidated risk-weighted assets (APR) of the Chilean or Colombian bank, as applicable, as of a date that is one year from the last day of the most recent fiscal year , assuming that the assets weighted by their risk level grow during that year at a rate equal to the Minimum Growth Rate (corresponds to the minimum growth rate of the total assets of Itaú Corpbanca Chile and Itaú Corpbanca Colombia necessary to maintain the participation market, determined by the Administration, which in no case may exceed the forecast growth of the system of each country).

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	197

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 36 – Risk Management, continued

Bank, in consolidated terms (owners of the Bank), maintains a total equity of MCh$ 2,315,411 as of December 31, 2020 (MCh$ 3,346,102 million as of December 31, 2019).

As of December 31, 2020 and 2019, the relation between assets and risk weighted assets is as follow:

		Consolidated assets		Risk-weighted assets
	Note	As of December 31,		As of December 31,
		2020	2019	2020	2019
		MCh$	MCh$	MCh$	MCh$
Asset balance (net of allowances)
Cash and deposits in banks	5	3,089,072	1,009,681	—	—
Cash items in process of collection	5	173,192	231,305	30,919	40,916
Trading investments	6	580,369	181,402	90,149	21,755
Investments under resale agreements	7	105,580	75,975	97,525	57,622
Financial derivative contracts (*)	8	1,302,692	1,674,743	859,464	1,215,171
Interbank loans	9	7,115	56,205	7,115	56,205
Loans and accounts receivable from customers	10	21,685,269	22,373,638	18,634,870	20,112,889
Available for sale investments	11	3,964,720	3,593,204	334,632	387,692
Held to maturity investments	11	111,643	115,682	49,627	52,527
Investments in companies	12	11,983	14,938	11,983	14,938
Intangibles	13	718,683	1,617,745	226,171	423,414
Fixed assets	14	56,020	57,962	56,020	57,962
Right of use asset under lease agreements	15	170,603	204,559	170,603	204,559
Current taxes	16	64,699	85,516	6,470	8,552
Deferred taxes	16	314,112	184,167	31,411	18,417
Other assets	17	602,769	783,447	410,854	698,801
Off-balance sheet assets
Contingent loans		2,381,233	2,647,938	1,428,740	1,588,763
Totals		35,339,754	34,908,107	22,446,553	24,960,183
(*)

Items presented at their Equivalent Credit Risk value, in accordance with the provisions of Chapter 12-1 "Equity for Legal and Regulatory Effects" of the RAN, issued by the Superintendency of Banks and Financial Institutions.

	Amount			Ratio
	As of December 31,			As of December 31,
	2020	2019		2020	2019
	MCh$	MCh$		%	%
Basic capital	2,315,411	3,346,102	(a)	6.54	9.57	(c)
Effective equity	3,044,661	3,280,569	(b)	13.56	13.14	(d)
(a)	Basic Capital Corresponds to the net amount that must be shown in the Consolidated Financial Statements as "Equity attributable to equity holders" as indicated in the Compendium of Accounting Standards.
(b)	The effective equity will be equal to the aforementioned basic capital, subordinated Bonds, additional provisions, non-controlling interest as indicated in the Compendium of Accounting Standards; however, if this amount exceeds 20% of the basic capital, only the amount equivalent to that percentage will be added; the amount of the assets corresponding to the goodwill is deducted and in the event that the sum of the assets corresponding to minority investments in companies other than support companies to the line of business is greater than 5% of the basic capital, the amount in which that sum is deducted will be deducted exceed that percentage
(c)	Consolidated basic capital ratio corresponding to basic capital divided by total assets for capital purposes (includes items outside the Consolidated Financial Statements).
(d)	Consolidated solvency ratio corresponds to the ratio of effective equity to weighted assets.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	198

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 37 – Asset and Liability Maturities

The main financial assets and liabilities grouped according to their remaining terms are shown below, including accrued interest until December 31,2020 and 2019:

	As of December 31, 2020
	Notes	Up to 1 month		From 1 month to 3 month	From 3 month to 1 year	From 1 year to 3 year		From 3 years to 6 years		Over 6 years		Totals
		MCh$		MCh$	MCh$	MCh$		MCh$		MCh$		MCh$
ASSETS
Trading investments	6	53,175		65,370	77,021	176,681		192,719		15,403		580,369
Retro-purchase agreements and securities loans	7	19,933		40,540	43,631	691		785		—		105,580
Financial derivate contracts	8	173,313		10,258	526,205	639,459		918,637		1,714,931		3,982,803
Interbank loans (*)	9	—		7,131	—	—		—		—		7,131
Loans and accounts receivable from customers (**)	10	1,976,366		1,457,765	2,260,671	2,834,187		3,928,113		10,131,969		22,589,071
Commercial loans		1,406,164		1,436,296	2,167,838	2,258,716		2,769,842		4,789,038		14,827,894
Mortgages loans		1,962		416	2,925	25,913		180,168		5,056,540		5,267,924
Consumer loans		568,240		21,053	89,908	549,558		978,103		286,391		2,493,253
Available for sale investments	11	1,121,131		97,970	486,354	870,028		1,312,994		76,243		3,964,720
Held to maturity investments	11	18,298		—	92,698	647		—		—		111,643
Totals		5,338,582	—	3,136,799	5,747,251	7,355,880	—	10,281,361	—	22,070,515	—	53,930,388
LIABILITIES
Obligations under repurchase agreements	7	637,751		1,100	—	—		—		—		638,851
Time deposits and other time liabilities	18	4,627,676		2,385,542	3,311,082	661,139		123,689		323,936		11,433,064
Time deposits and other time liabilities	8	171,119		18,551	483,102	669,539		878,157		1,453,123		3,673,591
Interbank borrowings	19	103,194		119,061	719,886	970,810		1,874,093		11,934		3,798,978
Debit Instruments issued	20	1,640		545	326,088	838,032		1,873,627		3,164,924		6,204,856
Lease obligations	15	2,927		7,258	20,645	51,861		49,170		20,024		151,885
Totals		5,544,307	—	2,532,057	4,860,803	3,191,381	—	4,798,736	—	4,973,941	—	25,901,225

(*)Loans and advances to banks are presented gross. The amount of provisions corresponds to MCh$16.

(**) Loans are presented gross. Provisions by loan type are detailed as follows: Commercial MCh$693,909, Mortgage MCh$42,087 and Consumer MCh$167,806.

	As of December 31, 2019
	Notes	Up to 1 month		From 1 month to 3 month	From 3 month to 1 year	From 1 year to 3 year		From 3 years to 6 years		Over 6 years		Totals
		MCh$		MCh$	MCh$	MCh$		MCh$		MCh$		MCh$
ASSETS
Trading investments	6	18,165		54,382	39,730	39,822		26,703		2,600		181,402
Retro-purchase agreements and securities loans	7	75,975		—	—	—		—		—		75,975
Financial derivate contracts	8	151,952		160,523	306,284	602,190		662,530		1,271,478		3,154,957
Interbank loans (*)	9	55,881		—	754	—		—		—		56,635
Loans and accounts receivable from customers (**)	10	1,641,747		2,723,742	2,796,805	2,578,181		3,781,189		9,632,392		23,154,056
Commercial loans		1,443,106		2,209,777	2,694,271	1,964,142		2,518,804		4,649,686		15,479,786
Mortgages loans		3,040		550	2,760	22,657		115,878		4,731,156		4,876,041
Consumer loans		195,601		513,415	99,774	591,382		1,146,507		251,550		2,798,229
Available for sale investments	11	253,157		151,014	609,862	1,515,340		896,383		167,448		3,593,204
Held to maturity investments	11	29,029		7,543	78,154	956		—		—		115,682
Totals		3,867,653	—	5,820,946	6,628,394	7,314,670	—	9,147,994	—	20,706,310	—	53,485,967
LIABILITIES
Obligations under repurchase agreements	7	559,457		—	—	—		—		—		559,457
Time deposits and other time liabilities	18	3,946,542		2,432,029	3,913,833	827,802		128,756		371,225		11,620,187
Time deposits and other time liabilities	8	235,652		145,905	283,404	580,829		703,285		988,959		2,938,034
Interbank borrowings	19	52,557		208,520	1,736,674	526,692		96,281		26,032		2,646,756
Debit Instruments issued	20	30,419		378	620,711	959,369		1,375,639		3,421,840		6,408,356
Lease obligations	15	1,177		76,333	52,074	14,561		20,734		8,045		172,924
Totals		4,825,804	—	2,863,165	6,606,696	2,909,253	—	2,324,695	—	4,816,101	—	24,345,714

(*)Loans and advances to banks are presented gross. The amount of provisions corresponds to MCh$430.

(**) Loans are presented gross. Provisions by loan type are detailed as follows: Commercial MCh$531,800, Mortgage MCh$45,292 and Consumer MCh$203,326.

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	199

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 38 – Foreign Currency

In the Consolidated Statements of Financial Position as of December 31, 2020 and 2019, assets and liabilities are included in local and foreign currency, as well as inflation-indexation adjustable and adjustable by the variation of the exchange rate, for the amounts indicated below:

							Others	Exchange rate
As of December 31, 2020	Note	CLP	UF	USD	COP	EUR	currencies	indexed	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	5	1,232,614	—	1,501,888	294,522	28,315	31,733	—	3,089,072
Cash items in process of collection	5	110,503	—	61,819	93	9	768	—	173,192
Trading investments	6	142,975	355	—	437,039	—	—	—	580,369
Investments under resale agreements	7	84,173	—	—	21,407	—	—	—	105,580
Financial derivative contracts	8	2,529,980	387,035	1,039,536	19,967	6,285	—	—	3,982,803
Interbank loans, net	9	—	—	7,115	—	—	—	—	7,115
Loans and accounts receivable from customers, net	10	5,853,231	8,959,138	2,852,755	3,986,849	23,704	—	9,592	21,685,269
Available for sale investments	11	2,553,429	696,307	103,503	611,481	—	—	—	3,964,720
Held to maturity investments	11	—	—	7,297	104,346	—	—	—	111,643
Investments in companies	12	8,710	—	—	3,273	—	—	—	11,983
Intangibles	13	682,535	—	172	35,976	—	—	—	718,683
Fixed assets	14	31,833	—	335	23,852	—	—	—	56,020
Right of use assets under lease agreements	15	135,625	—	7,082	27,896	—	—	—	170,603
Current taxes	16	43,533	—	1,844	19,322	—	—	—	64,699
Deferred taxes	16	245,271	—	18,739	50,102	—	—	—	314,112
Other assets	17	145,705	11,883	388,141	56,770	—	—	270	602,769
TOTAL ASSETS		13,800,117	10,054,718	5,990,226	5,692,895	58,313	32,501	9,862	35,638,632

Deposits and other demand liabilities	18	3,186,296	13,448	737,892	2,238,247	21,435	88	—	6,197,406
Cash in process of being cleared	5	82,287	—	52,244	1	1,528	18,172	—	154,232
Obligations under repurchase agreements	7	399,593	—	—	239,258	—	—	—	638,851
Time deposits and other time liabilities	18	8,042,117	402,118	1,539,760	1,449,054	14	—	1	11,433,064
Financial derivative contracts	8	2,031,193	476,910	986,508	170,598	8,382	—	—	3,673,591
Interbank borrowings	19	2,257,226	—	1,384,248	47,768	368	109,368	—	3,798,978
Debt instruments issued	20	835,961	4,636,431	122,734	609,730	—	—	—	6,204,856
Other financial liabilities	20	13,123	—	—	—	—	—	—	13,123
Lease contracts liabilities	15	561	118,189	6,987	25,992	—	—	156	151,885
Current taxes	16	596	—	—	1,170	—	—	—	1,766
Deferred taxes	16	—	—	—	237	—	—	—	237
Provisions	21	174,417	—	6,953	100,913	—	—	—	282,283
Other liabilities	22	175,812	159,834	274,827	79,442	66	—	10,053	700,034
TOTAL LIABILITIES		17,199,182	5,806,930	5,112,153	4,962,410	31,793	127,628	10,210	33,250,306
Assets (liabilities), net		(3,399,065)	4,247,788	878,073	730,485	26,520	(95,127)	(348)	2,388,326

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	200

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 38 – Foreign Currency, continued

							Others	Exchange rate
As of December 31, 2019	Note	CLP	UF	USD	COP	EUR	currencies	indexed	Totals
		MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Cash and deposits in banks	5	262,828	-	364,594	379,706	2,553	-	-	1,009,681
Cash items in process of collection	5	150,463	-	80,132	710	-	-	-	231,305
Trading investments	6	109,924	-	-	71,478	-	-	-	181,402
Investments under resale agreements	7	46,686	-	-	29,289	-	-	-	75,975
Financial derivative contracts	8	2,278,658	324,414	536,936	14,035	914	-	-	3,154,957
Interbank loans, net	9	-	-	35,753	20,452	-	-	-	56,205
Loans and accounts receivable from customers, net	10	5,722,955	8,749,298	3,492,562	4,397,334	841	-	10,648	22,373,638
Available for sale investments	11	1,600,147	1,023,726	124,310	845,021	-	-	-	3,593,204
Held to maturity investments	11	-	-	30,132	85,550	-	-	-	115,682
Investments in companies	12	11,166	-	-	3,772	-	-	-	14,938
Intangibles	13	1,443,761	-	1,104	172,880	-	-	-	1,617,745
Fixed assets	14	35,648	-	422	21,892	-	-	-	57,962
Right of use assets under lease agreements	15	158,359	-	7,936	38,264	-	-	-	204,559
Current taxes	16	30,773	-	-	54,743	-	-	-	85,516
Deferred taxes	16	158,174	-	18,522	7,471	-	-	-	184,167
Other assets	17	284,599	91,456	359,198	47,924	-	-	270	783,447
TOTAL ASSETS		12,294,141	10,188,894	5,051,601	6,190,521	4,308	—	10,918	33,740,383

Deposits and other demand liabilities	18	2,255,736	2,855	534,005	2,079,465	1,387	-	-	4,873,448
Cash in process of being cleared	5	100,395	-	64,178	-	-	-	-	164,573
Obligations under repurchase agreements	7	499,136	-	-	60,321	-	-	-	559,457
Time deposits and other time liabilities	18	7,952,973	391,679	1,356,132	1,919,402	-	-	1	11,620,187
Financial derivative contracts	8	1,960,447	402,899	476,568	97,212	908	-	-	2,938,034
Interbank borrowings	19	-	-	2,563,630	83,126	-	-	-	2,646,756
Debt instruments issued	20	763,503	4,924,260	129,281	590,471	841	-	-	6,408,356
Other financial liabilities	20	12,956	10	-	-	-	-	-	12,966
Lease contracts liabilities	15	659	129,034	7,689	35,273	-	-	269	172,924
Current taxes	16	13	-	-	-	-	-	-	13
Deferred taxes	16	-	-	-	263	-	-	-	263
Provisions	21	111,796	-	-	82,311	-	-	-	194,107
Other liabilities	22	265,814	268,685	115,196	54,446	-	-	4,773	708,914
TOTAL LIABILITIES		13,923,428	6,119,422	5,246,679	5,002,290	3,136	—	5,043	30,299,998
Assets (liabilities), net		(1,629,287)	4,069,472	(195,078)	1,188,231	1,172	—	5,875	3,440,385

Itaú Corpbanca and subsidiaries – Consolidated Financial Statements – December 31, 2020	201

Itaú Corpbanca and subsidiaries
Notes to the Consolidated Financial Statements
As of and for the years ended December 31, 2020 and 2019

Note 39 – Subsequent Events

Discontinued Hedge of Net investment Itaú Corpbanca Colombia

During January 2021, by decision of the Management, the hedge of net investment structured on Itaú Corpbanca Colombia was discontinued . The impact of ending the hegde relationship was reclassified from valuation accounts to reserves, without generating an effects on the Consolidated Statements of income.

Changes in the Directory
Changes in the Board of Directors

In ordinary session held on January 27, 2021, the Board of Directors of Itaú Corpbanca was informed and resolved to accept the resignation of the director, Mr. Caio Ibrahim David, effective as of the same date. In his replacement, the Board of Directors agreed to appoint Mr. Matias Granata, who will exercise his duties until the next Ordinary General Shareholders' Meeting, in which the definitive director will be appointed.

Others

In the period between January 1 and February 24, 2021, date of issuance of these Consolidated Financial Statements, no other subsequent events have occurred that could significantly affect them.

Roxana Zamorano	Gabriel Moura
Chief Accounting Officer	Chief Executive Officer

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